FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of June  2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F       X               Form 40-F
                       -----------                      -----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


              Yes                                 No          X
                       -----------                      -----------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index


Item           Description of Item
----           -------------------

1. Unaudited financial statements as of and for the three-month period ended March 31, 2002, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais of filing with the Brazilian Comissao Nacional de Valores.

2. Management's discussion and analysis of results of operations relating to financial statements prepared under accounting practices adopted in Brazil for the three-month period ended March 31, 2002 compared to the three-month period ended
               March 31, 2001 in Brazilian reais. (English translation of filing with the Brazilian Comissao Nacional de Valores)

3. Unaudited financial statements as of and for the three-month period ended March 31, 2002, prepared in accordance with U.S. GAAP, in Brazilian reais.

4. Management's discussion and analysis of results of operations relating to financial statements prepared under U.S. GAAP for the three-month period ended March 31, 2002 compared to the three-month period ended March 31, 2001, in Brazilian reais.

5. Unaudited financial statements as of and for the six-month period ended June 30, 2002, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais of filing with the Brazilian Comissao Nacional de Valores.

6. Management's discussion and analysis of results of operations according to accounting practices adopted in Brazil for the three-month period ended June 30, 2002 compared to the three-month period ended June 30, 2001, in Brazilian reais. (English translation of filing with the Brazilian Comissao Nacional de Valores)

7. Unaudited financial statements as of and for the six-month period ended June 30, 2002, prepared in accordance with U.S. GAAP, in Brazilian reais.

8. Management's discussion and analysis of results of operations relating to financial statements prepared under U.S. GAAP for the six-month period ended June 30, 2002 compared to the six-month period ended June 30, 2001, in Brazilian reais.

9. Unaudited financial statements as of and for the nine-month period ended September 30, 2002, prepared in accordance with accounting practices adopted in Brazil, in Brazilian reais of filing with the Brazilian Comissao Nacional de Valores.

10. Management's discussion and analysis of results of operations according to accounting practices adopted in Brazil for the three-month period ended September 30, 2002 compared to the three month period ended September 30, 2001, in Brazilian reais. (English translation of filing with the Brazilian Comissao Nacional de Valores)

11. Unaudited financial statements as of and for the nine-month period ended September 30, 2002, prepared in accordance with U.S. GAAP, in Brazilian reais.

12. Management's discussion and analysis of results of operations relating to financial statements prepared under U.S. GAAP for the nine-month period ended September 30, 2002 compared to the nine-month period ended September 30, 2001, in Brazilian reais.

                                                                        Item 1





Companhia Energetica de Minas Gerais - CEMIG

Interim Financial Statements
Together with Independent Public Accountants Report of Special Review (Translated from the Original in Portuguese)

March 31, 2002

Report of Special Review

(Translation of the report originally issued in Portuguese)

To the Board of Directors of

Companhia Energetica de Minas Gerais - CEMIG


(1) We have performed a special review of the quarterly information of COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG (a Brazilian corporation), comprising the individual and consolidated balance sheets as of March 31, 2002, the individual and consolidated statements of income for the quarter then ended, and relevant information.

(2) We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, together with the Federal Accounting Council and consisted principally of: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the Company as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company's financial position and results of operations.

(3) Based on our special review, we are not aware of any material modification that should be made to the quarterly information referred to in paragraph (1) above, for it to be in conformity with the accounting practices set forth by the Brazilian corporate law and with the accounting standards established by the CVM - Comissao de Valores Mobiliarios (Brazilian Securities Commission), specifically applicable to the preparation of quarterly financial information.

(4) The individual (Company) and consolidated balance sheets as of December 31, 2001, presented for comparative purposes, were audited by us, and we issued an unqualified report thereon dated March 25, 2002. The individual (Company) and consolidated statement of income for the quarter ended March 31, 2001, also presented for comparative purposes, was reviewed by us, and we issued an unqualified special review report thereon dated on May 15, 2001.

(5) As mentioned in notes 3 and 7 to the quarterly information, the Company has recorded, as of March 31, 2002: (i) assets and liabilities related to the trading of electric energy in the spot market (Mercado Atacadista de Energia Eletrica - MAE), based on the preliminary information made available by the Administradora do Mercado Atacadista de Energia - ASMAE (the spot market association) on March 13, 2002, and for those amounts related to the first quarter of 2002 based on management's estimates; (ii) accounts receivable related to the recovery of reduction of sales during the rationing period and;
(iii) prepaid expenses related to the tariff recomposition and Parcel "A"
(CVA) (non-controlled costs) variations. Those amounts result from the application of Law No. 10,438 of April 26, 2002, Portaria Interministerial No. 25 of January 24, 2002 (an administrative measure from the Brazilian Federal Government) and resolutions from Camara de Gestao da Crise de Energia Eletrica (the Brazilian Federal Government electric energy crisis committee) and Agencia Nacional de Energia Eletrica - ANEEL (the Brazilian Federal Government electric energy regulatory agency). The realization of those assets, commenced on January 2002, will occur through billings to consumers, by applying an extraordinary tariff increase approved by ANEEL in December 2001, as well as through future tariff adjustments. Those amounts are still pending of ANEEL revision and final approval.

(6) As mentioned in note 8 to the quarterly information, the Company's management is negotiating with the Minas Gerais State Government the payment of the past due amounts included in the rate shortfall receivable. The Company's management believes that the outcome of this negotiation will not result in a loss to the Company.


Belo Horizonte, May 15, 2002

ARTHUR ANDERSEN S/C

Jose Carlos Amadi
Engagement Partner (Convenience Translation into English from the Original Previously Issued in Portuguese)

                                                                         Item 1
(Convenience Translation into English from the Original
Previously Issued in Portuguese)
COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------


UNAUDITED BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001
(Expressed in thousands of Brazilian reais - R$)
------------------------------------------------------------------------------



                                                               Consolidated                                 Company
                                                  ---------------------------------------    -------------------------------------
                                                      March 31,            December 31,           March 31,          December 31,
                                                        2002                   2001                 2002                 2001
                                                  ---------------      ------------------    ---------------   -------------------
CURRENT ASSETS:
  Cash and cash equivalents                               605,800                 696,088            548,764               642,492
  Accounts receivable                                     546,447                 485,300            537,620               471,627
  Consumers - Special rate adjustment                     234,708                 258,855            234,708               258,855
  Concessionaires - Energy transportation                  16,776                  18,274             16,776                18,274
  Recoverable taxes                                        32,044                  89,317             28,471                85,566
  Materials and supplies                                   12,788                  11,599             11,318                11,524
  Prepaid expenses - CVA                                   68,588                  41,032             68,588                41,032
  Other                                                    89,195                  90,109             99,736               100,945
                                                  ---------------      ------------------    ---------------   -------------------
                                                        1,606,346               1,690,574          1,545,981             1,630,315
                                                  ---------------      ------------------    ---------------   -------------------

NONCURRENT ASSETS:
  Receivable from Minas Gerais State Government         1,533,943               1,492,105          1,533,943             1,492,105
  Consumers - Special rate adjustment                   1,420,549               1,071,788          1,420,549             1,071,788
  Prepaid expenses - CVA                                  120,305                 106,080            120,305               106,080
  Tax credits                                             400,261                 435,981            397,756               435,189
  Marketable securities                                    75,622                  70,107             75,622                70,107
  Electricity Rationing Plan - Bonus paid to
     consumers and adoption costs incurred                201,589                 122,634            201,589               122,634
  Distributors - Energy supply                            115,788                  80,140            115,788                80,140
  Project studies based on service rendered                25,999                  25,999             25,999                25,999
  Other                                                   139,363                 121,092            118,191                99,577
                                                  ---------------      ------------------    ---------------   -------------------
                                                        4,033,419               3,525,926          4,009,742             3,503,619
                                                  ---------------      ------------------    ---------------   -------------------

PERMANENT ASSETS:
  Investments                                             405,452                 356,272            730,609               671,271
  Property, plant and equipment                         7,550,371               7,633,115          7,235,221             7,316,610
  Deferred charges                                         11,107                   9,584              1,719                 1,962
                                                  ---------------      ------------------    ---------------   -------------------
                                                        7,966,930               7,998,971          7,967,549             7,989,843
                                                  ---------------      ------------------    ---------------   -------------------
         Total assets                                  13,606,695              13,215,471         13,523,272            13,123,777
                                                  ===============      ==================    ===============   ===================

                          The accompanying condensed notes are an integral part of these balance sheets.


                                                                                                                                2

                                                                         Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
MARCH 31, 2002 AND DECEMBER 31, 2001
(Expressed in thousands of Brazilian reais - R$)
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                                Consolidated                                 Company
                                                   ---------------------------------------    -------------------------------------
                                                       March 31,            December 31,           March 31,          December 31,
                                                         2002                   2001                 2002                 2001
                                                   ---------------      ------------------    ---------------   -------------------
SHORT-TERM LIABILITIES:
    Suppliers                                              614,158              550,520              602,471               533,959
    Taxes payable                                          334,693              213,378              331,639               209,318
    Advance billings of electric power                      26,880               42,596               26,880                42,596
    Loans and financing                                    370,574              332,317              358,312               317,342
    Payroll and related charges                             83,289               96,861               82,840                96,419
    Dividends and interest on capital                      206,263              216,894              206,066               216,697
    Employee post-retirement benefits                      152,530              151,870              152,530               151,870
    Regulatory charges                                      50,270               51,696               50,085                51,378
    Other                                                  108,937              120,018              108,626               119,760
                                                  -----------------  -------------------    -----------------  --------------------
                                                         1,947,594            1,776,150            1,919,449             1,739,339
                                                  -----------------  -------------------    -----------------  --------------------

LONG-TERM LIABILITIES:
    Loans and financing                                  1,324,312            1,416,378            1,285,416             1,377,547
    Debentures                                             636,515              633,228              636,515               633,228
    Employee post-retirement benefits                    1,714,412            1,701,868            1,714,412             1,701,868
    Suppliers                                              431,634              372,939              431,634               372,939
    Electricity Rationing Plan - Surcharge
       applied to consumers                                 25,716               25,541               25,716                25,541
    Reserve for contingencies                              329,396              319,230              329,396               319,230
    Other                                                   59,559               52,764               58,731                52,029
                                                  -----------------  -------------------    -----------------  --------------------
                                                         4,521,544            4,521,948            4,481,820             4,482,382
                                                  -----------------  -------------------    -----------------  --------------------

MINORITY INTEREST                                           15,554               15,317                    -                     -

SHAREHOLDERS' EQUITY:
   Capital                                               1,589,995            1,589,995            1,589,995             1,589,995
   Capital reserves                                      4,106,492            4,106,492            4,106,492             4,106,492
   Income reserves                                       1,153,476            1,153,476            1,153,476             1,153,476
   Accumulated earnings                                    244,917               24,970              244,917                24,970
                                                  -----------------  -------------------    -----------------  --------------------
                                                         7,094,880            6,874,933            7,094,880             6,874,933
   Funds for future capital increase                        27,123               27,123               27,123                27,123
                                                  -----------------  -------------------    -----------------  --------------------
                                                         7,122,003            6,902,056            7,122,003             6,902,056
                                                  -----------------  -------------------    -----------------  --------------------
      Total liabilities and shareholders equity         13,606,695           13,215,471           13,523,272            13,123,777
                                                  =================  ===================    =================  ====================


                           The accompanying condensed notes are an integral part of these balance sheets.


                                                                                                                                3

                                                                         Item 1


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001 (Expressed in thousands of Brazilian reais - R$, except for per share data)
------------------------------------------------------------------------------

                                                              Consolidated                                  Company
                                                ------------------------------------------    -------------------------------------
                                                           Three months period                        Three months period
                                                             Ended March 31,                            ended March 31,
                                                ------------------------------------------    -------------------------------------
                                                                              2001                                      2001
                                                       2002               reclassified             2002             reclassified
                                                --------------------    ------------------    ----------------    -----------------
OPERATING REVENUES:
   Electricity sales                                     1,179,895             1,201,801           1,173,369            1,193,555
   Special rate adjustment                                 315,164                     -             315,164                    -
   Other operating revenues                                 80,968                86,263              56,293               61,260
                                                --------------------    ------------------    ----------------    -----------------
                                                         1,576,027             1,288,064           1,544,826            1,254,815

DEDUCTIONS FROM OPERATING REVENUES:                       (337,223)             (327,996)           (334,629)            (325,432)
                                                --------------------    ------------------    ----------------    -----------------
Net operating revenues                                   1,238,804               960,068           1,210,197              929,383
                                                --------------------    ------------------    ----------------    -----------------
OPERATING EXPENSES:
   Personnel                                              (133,275)             (166,911)           (132,178)            (166,589)
   Materials and supplies                                  (15,971)              (17,109)            (15,902)             (17,027)
   Outside services                                        (51,503)              (47,055)            (49,939)             (45,827)
   Charges for use of water resources                       (8,673)              (11,179)             (8,444)             (10,963)
   Electricity purchased for resale                       (359,974)             (232,357)           (359,974)            (232,357)
   Use of basic transmission network                       (64,891)              (66,035)            (64,891)             (66,035)
   Depreciation and amortization                          (132,423)             (126,098)           (128,502)            (123,233)
   Employee post-retirement benefits                       (54,250)              (50,264)            (54,250)             (50,264)
   Operating provisions                                    (14,245)               (3,497)            (14,245)              (3,497)
   Fuel consumption quota - CCC                            (69,537)              (71,416)            (69,537)             (71,416)
   Gas purchased for resale                                (17,915)              (18,029)                  -                    -
   Other                                                   (36,190)              (39,797)            (35,128)             (39,374)
                                                --------------------    ------------------    ----------------    -----------------
                                                          (958,847)             (849,747)           (932,990)            (826,582)
                                                --------------------    ------------------    ----------------    -----------------
Income from operations before equity in
   subsidiaries and financial income (expenses)            279,957               110,321             277,207              102,801
                                                --------------------    ------------------    ----------------    -----------------
EQUITY IN SUBSIDIARIES                                           -                     -               1,450                4,367
                                                --------------------    ------------------    ----------------    -----------------
FINANCIAL INCOME (EXPENSES):
   Financial income                                        150,764                92,220             148,978               91,883
   Financial expenses                                      (84,260)             (192,838)            (82,123)            (192,336)
                                                --------------------    ------------------    ----------------    -----------------
                                                            66,504              (100,618)             66,855             (100,453)
                                                --------------------    ------------------    ----------------    -----------------
Income from operations                                     346,461                 9,703             345,512                6,715
                                                --------------------    ------------------    ----------------    -----------------
NON-OPERATING EXPENSES, NET                                 (6,977)              (22,734)             (6,977)             (22,734)
                                                --------------------    ------------------    ----------------    -----------------
Income (loss) before taxes on income and
   employee profit sharing                                 339,484               (13,031)            338,535              (16,019)
                                                --------------------    ------------------    ----------------    -----------------
   Income and social contribution tax
   (expense) credits                                      (115,280)                6,349            (114,463)               9,198
   Employee profit sharing                                  (4,125)               (5,689)             (4,125)              (5,689)
                                                --------------------    ------------------    ----------------    -----------------

Income (loss) before minority interest                     220,079               (12,371)            219,947              (12,510)
MINORITY INTEREST                                             (132)                 (139)                  -                    -
                                                --------------------    ------------------    ----------------    -----------------
NET INCOME (LOSS) FOR THE PERIOD                           219,947               (12,510)            219,947              (12,510)
                                                --------------------    ------------------    ----------------    -----------------
NUMBER OF THOUSAND OF SHARES                           158.931.714           158.931.714         158.931.714          158.931.714
EARNINGS (LOSSES) PER SHARE - R$                           0.00138             (0.00008)             0.00138             (0.00008)
                                                ====================    ==================    ================    =================

                         The accompanying condensed notes are an integral part of these interim statements.


                                                                                                                                4

                                                                         Item 1


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2002
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)
------------------------------------------------------------------------------



1) THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company"), a company organized under the laws of the Federative Republic of Brazil, is an electric power concessionaire and public utility controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy, as well as certain related business activities.

The Company has equity interests in the following companies:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderurgicas de Minas Gerais - USIMINAS;

o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.17% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to perform these activities and,

o Empresa de Infovias S.A. ("Infovias") (a 49.44% joint venture) - Its principal activities are rendering telecommunications services and developing activities related thereto, through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other (multiservice networks). Infovias owns 51% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities in the State of Minas Gerais.

                                                                         Item 1


2) PRESENTATION OF THE FINANCIAL STATEMENTS


The accounting practices, methods and criteria followed by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2001.

In order to conform to the current presentation, the Company has reclassified certain 2001 expenses, as follows:

               Original Account                            Reclassified Account                    Consolidated           Company
--------------------------------------- ---------------------------------------------------- ------------------------ --------------
Employee post-retirement benefits
   Financial expenses - FORLUZ debt     Operating expenses-Employee post-retirement benefits               40,573             40,573
   Operational provisions               Operating expenses-Employee post-retirement benefits                9,691              9,691

PASEP and COFINS on financial income:
   Financial expenses                   Financial income                                                    3,498              3,471


CEMIG has reclassified R$103,400 and R$67,171 originally recorded under Assets
- Cash and cash equivalents to Liabilities - Loans and financing as of March 31, 2001 and December 31, 2000, respectively, related to escrow accounts in order to prepare the individual and consolidated statements of cash flows for the three-month period ended March 31, 2002 and March 31, 2001.


3) CONSUMERS - SPECIAL RATE ADJUSTMENT

In December 2001, the Federal Government, through the Camara de Gestao da Crise de Energia Eletrica (the Federal Government's Electric Energy Crisis Committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into an agreement entitle the Acordo Geral do Setor Eletrico ( "General Agreement of the Electricity Sector"). This agreement defines criteria to ensure the economic and financial equilibrium of the concession contracts and to reimburse such concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment.

According to Temporary Executive Act No. 14, which was later converted into Law No. 10,438 of April 26, 2002 and the Energy Crisis Committee's Resolution No. 91 of December 21, 2001, billing losses, the purchases of energy traded in the spot market during the period of the Electricity Rationing Plan and losses relating to the variation of Parcel "A" items (uncontrolled costs as established by the energy distribution concession contracts) related to the period between January 1, 2001 to October 25, 2001, will be recovered through the following special rate adjustments applicable beginning from December 27, 2001 during the period necessary to achieve total compensation of the above-mentioned items, limited to the weighted average term of the Brazilian electric sector of 6 years:

   o an increase of 2.90% for rural and residential consumers, excluding low-income consumers; and

   o   an increase of 7.90% for all other consumers.

The amounts related to the revenue losses and compensation of variations of the Parcel "A" uncontrolled items, described under ("a") and ("b") below, will be submitted to ANEEL for validation and approval, in accordance with legislation in force. ANEEL's review may result in changes to the values used in preparation of the financial statements as of March 31, 2002, impacting the Company's future financial results.

                                                                         Item 1


The recorded amounts, which will be realized through the special rate adjustments, described in items ("a"), ("b"), and ("c") related to the 2001 period have been restated based on SELIC (Brazilian Central Bank overnight interest rate) from January 1, 2002 to the month of their effective recovery. The amounts related to year 2002 will be updated after ANEEL's approval.

The State VAT related to the special rate adjustment for future billings, which is estimated to be R$343,217, only becomes an obligation once the customers are billed. In this context, the Company's only responsibility is to transfer the tax collected from consumers to State tax authorities.

ANEEL's Resolution No. 72 of February 7, 2002 established uniform procedures to be followed by electric power utilities to account for the effects of the adhesion to the General Agreement of the Electricity Sector. The main provisions of the General Agreement of the Electricity Sector are described below:

(a) Recovery of billing losses during the Electricity Rationing Plan

The amount of the billing losses included in the special rate adjustment will correspond to the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, from June 1, 2001 to February 28, 2002, according to the criteria published by ANEEL.

CEMIG's billing losses during the Electricity Rationing Plan, excluding State VAT and overdue payment losses, were recorded on the Balance Sheet under Consumers - Special rate adjustment under Current and Noncurrent assets, counterbalanced by the entry Special rate adjustment under Operating revenues in the 2002 and 2001 statements of income.

The Company reviewed its billing losses estimate for the period from June to December 2001, due to ANEEL's revision of the procedures and assumptions adopted in prior year to determining such amounts.

The billing losses during the Electricity Rationing Plan are as follows:

                                                                                               Consolidated and Company
                                                                                      --------------------   --------------------
                                                                                            March 31,            December 31,
                                                                                              2002                   2001
                                                                                      --------------------   --------------------
 Billing losses from June through December 2001
     Provision in 2001                                                                           656,679                656,679
     Revision adjustment in first quarter of 2002                                                146,478                      -
     Monetary variance                                                                            33,829                      -
                                                                                      --------------------   --------------------
                                                                                                 836,986                656,679
 Billing losses from January and February, 2002                                                  122,462                      -
                                                                                      --------------------   --------------------
                                                                                                 959,448                656,679
 Amounts collected on the three-month period ended March 31, 2002                                (53,672)                     -
                                                                                      --------------------   --------------------
                                                                                                 905,776                656,679
                                                                                      ====================   ====================

Short-term                                                                                       234,708                258,855
Long-term                                                                                        671,068                397,824
                                                                                      ====================   ====================

The amounts billed during the first quarter of 2002 corresponding to the extraordinary tariff increases related to the Electricity Rationing Plan, as approved by Temporary Executive Act No. 14 that was converted into Law No. 10,438 of April 26, 2002 were allocated as a reduction of the asset related to billing losses, according to ANEEL instructions.

                                                                         Item 1


(b) Compensation of uncontrollable cost variation relating to the Parcel "A" items

ANEEL Resolution No. 90 of February 18, 2002, has established procedures for the compensation of the variation of some Parcel "A" items for the period from January 1, 2001 to October 25, 2001.

The amount to be reimbursed is equal to the difference between the Parcel "A" costs effectively paid and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment prior to the rationing period.

The amounts to be reimbursed were recorded under Noncurrent assets, where they were originally allocated, taking into account the expected realization, in counterbalance of the Statement of Income, as follows:

                                                                                            Consolidated and Company
                                                                                   -------------------------------------------
                                                                                          March 31,             December 31,
                                                                                            2002                    2001
                                                                                   --------------------   --------------------
      Losses of "A" parcel items from January 1, 2001 to October 25, 2001                     247,943                247,161
      Monetary variance                                                                        37,399                 25,779
                                                                                   --------------------   --------------------
                                                                                              285,342                272,940
                                                                                   ====================   ====================

Procedures for reimbursing Parcel "A" costs related to the period after October 26, 2001 and comments concerning applicable rules and respective accounting procedures are set forth in Note 7.

(c) Recording of energy transactions on the Mercado Atacadista de Energia (Wholesale Electricity Spot Market or "MAE")

This relates to costs arising from contractual exposures, energy traded on the MAE (energy not traded pursuant to contracts during the rationing period), the Mecanismo de Realocacao de Energia (Energy Reallocation Mechanism, or "MRE"), system service charges and financial excess allocation.

Costs relating to energy traded on the MAE will be prorated among consumers supplied by the Brazilian Interconnected Electric System through the special rate adjustment. The related criteria and procedures for this recovery are still pending.

The amount to be passed along to consumers is calculated based on the amount of energy purchased on the MAE during the period from May 1, 2001 until the end of the rationing period, and equals the difference between the energy purchase price on the MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to MAE energy purchases up to R$49.26/MWh.

                                                                         Item 1


CEMIG recorded the 2001 transactions based on preliminary information (that will not be used for the financial settlement among electric sector participants) provided by MAE on March 13, 2002, related to MAE transactions in 2001. The 2002 transactions were recorded based on the Company's estimates and internal controls. Therefore, the amounts described below are subject to changes, which could impact the Company's future results. The disclosed results did not include the parcel corresponding to the Itaipu Binacional's energy production surplus. The transactions are as follows:

   o The amounts to be paid to Generators for the energy purchased on the MAE, applying the above criteria, from June 1, 2001 to December 31, 2001 and from January 1, 2002 to February 28, 2002, with a price exceeding R$49.26/MWh, are R$372,939 and R$42,987, respectively. These amounts were accounted for as a charge to Electricity purchased for resale on the Statement of Income, counterbalanced by an entry under Long-term liabilities. However, the amounts to be reimbursed to CEMIG through the special rate adjustment are R$401,024 and R$46,224, respectively (which were calculated adding the amount to be paid to generators, PASEP, COFINS and RGR). These amounts were recorded as a Noncurrent asset, with its counterpart recorded as revenue in the 2001 and 2002 Statement of Income.

   o The costs of energy purchased on the MAE and other MAE transactions in 2001 and 2002, corresponding to R$177,164 and R$61,018 respectively, were recorded as a debit to Electricity purchased for resale in the Statement of Income, having as a counterpart a credit to Accounts payable to suppliers under Current liabilities.

   o The reimbursable portion of CEMIG's MAE revenues from June 1, 2001 to December 31, 2001 and from January 1, 2002 to February 28, 2002 relating to transactions between concessionaires (which are not subject to State VAT) were R$80,140 and R$32,272, respectively, and were calculated based on the difference between the MAE price and R$49.26/MWh. These amounts were recorded as Electricity sales to final customers - Supply in the 2001 and 2002 Statements of Income having its counterpart Dealership - Energy supply under Noncurrent assets.

On March 22, 2002, the MAE disclosed the possibility of an additional supply revenue amounting to R$30,000. This amount was submitted to the Energy Crisis Committee for validation and approval and its conclusions are expected at the end of the second quarter of 2002. Since this information is preliminary, the Company did not record the above mentioned revenue in its financial statements.

The composition of the amounts recorded as special rate adjustment to be paid to Generators for the energy purchased on the MAE during the period of the Electricity Rationing Plan are as follows:

                                                                                           Consolidated and Company
                                                                                  -------------------------------------------
                                                                                         March 31,             December 31,
                                                                                           2002                     2001
                                                                                  --------------------   --------------------
      Special rate adjustment
          Energy traded on spot market in 2001                                               401,024                401,024
          Monetary variance                                                                   16,891                      -
                                                                                  --------------------   --------------------
                                                                                             417,915                401,024
          Energy traded on spot market in January and February,  2002                         46,224                      -
                                                                                  --------------------   --------------------
                                                                                             464,139                401,024
                                                                                  ====================   ====================
      Suppliers - amounts to be paid to generators
          Energy traded on spot market in 2001                                               372,939                372,939
          Monetary variance                                                                   15,708                      -
                                                                                  --------------------   --------------------
                                                                                             388,647                372,939
          Energy traded on spot market in January and February of 2002                        42,987                      -
                                                                                  --------------------   --------------------
                                                                                             431,634                372,939
                                                                                  ====================   ====================

                                                                         Item 1


(d) Loan from Banco Nacional de Desenvolvimento Economico e Social -BNDES and Federal Government to Electric Energy Concessionaires

The Company has been negotiating with the National Treasury Department and BNDES (the Brazilian Economic and Social Development Bank), in order to obtain resources through a funding program or other equivalent financing operation as an anticipation of part of the resources to be obtained through the special rate adjustments. These negotiations are expected to conclude by the end of the second quarter of 2002.

(e) Accounting effects

The effects in the three-month period ended March 31, 2002 of the transactions mentioned in ("a"), ("b") and ("c"), are as follows:

                                          -----------------------------------------------------------------------------------------
                                                 Revenue       Compensation of        MAE
                                                 Losses          "A" Parcel       Transactions      Tax Effects          Total
                                           ----------------------------------------------------------------------------------------
ASSETS
Current
    Consumers - Special rate adjustment           10,903                   -                 -                -            10,903
Noncurrent
    Consumers - Special rate adjustment          291,866              12,402            63,115                -           367,383
    Tax credits                                        -                   -                 -          (27,329)          (27,329)
    Dealership - Energy Supply                         -                   -            35,648                -            35,648
                                           ------------------  -----------------  ----------------  ---------------  --------------
                                                 302,769              12,402            98,763          (27,329)          386,605
                                           ==================  =================  ================  ===============  ==============
LIABILITIES
Current
    Accounts payable to suppliers                      -                   -            61,018                -            61,018
    Taxes Payable and Social Contribution              -                   -                 -           89,537            89,537
Long-term liabilities
    Accounts payable to suppliers                      -                   -            58,695                -            58,695
Stockholders' equity
    Retained earnings                            302,769              12,402           (20,950)        (116,866)          177,355
                                           ------------------  -----------------  ----------------  ---------------  --------------
                                                 302,769              12,402            98,763          (27,329)          386,605
                                           ==================  =================  ================  ===============  ==============

INCOME STATEMENT - THREE MONTH PERIOD ENDED MARCH 31, 2002
Special rate adjustment                          268,940                   -            46,224                -           315,164
Electricity sales to the interconnected
    power system                                       -                   -            32,272                -            32,272
Deductions from operating revenues                     -                   -                 -          (23,104)          (23,104)
Operating expenses                                     -                 782          (104,005)               -          (103,223)
Financial revenue                                 33,829              11,620            20,267           (2,398)           63,318
Financial expenses                                     -                   -           (15,708)               -           (15,708)
Income and social contribution taxes                   -                   -                 -          (91,364)          (91,364)
                                           ------------------  -----------------  ----------------  ---------------  --------------
                                                 302,769              12,402           (20,950)        (116,866)          177,355
                                           ==================  =================  ================  ===============  ==============

The Company has been analyzing with its tax and legal advisors how the taxes related to the General Agreement of the Electricity Industry should be paid.


                                                                                                                            Item 1


4) CASH AND CASH EQUIVALENTS

The composition of the balance is as follows:

                                                                Consolidated                              Company
                                                   ---------------------------------------  ------------------------------------
                                                         March 31,       December 31,            March 31,          December 31,
                                                           2002              2001                   2002                 2001
                                                   ------------------ --------------------  ----------------  ------------------
Banks                                                        79,035               68,408            75,516              63,125
Short Term Investments                                      526,765              627,680           473,248             579,367
                                                   ------------------ --------------------  ----------------  ------------------
                                                            605,800              696,088           548,764             642,492
                                                   ================== ====================  ================  ==================

Approximately R$438,124 of the short-term investments refers to funds obtained from the issuance of debentures. These funds were obtained to be used in the investment plan related to expansion of the Company's energy generation, transmission and distribution operations.

5) ACCOUNTS RECEIVABLE

                                                            Consolidated
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Past due         Past due          Total           Total
                                                                   accounts - up     accounts -       March 31,     December 31,
                        Consumers Class               Current       to 90 days      over 90 days        2002            2001
-------------------------------------------------  --------------  --------------  ---------------  -------------  --------------
Residential                                             140,832          71,569           8,610         221,011         175,966
Industrial                                              112,407          40,174          33,052         185,633         180,858
Commercial                                               47,427          33,021           6,732          87,180          77,611
Rural                                                    15,086           8,305           2,056          25,447          23,962
Public authorities                                       12,863           8,127           4,542          25,532          23,087
Public lighting                                          11,209           5,246           4,290          20,745          14,097
Public services                                          37,324           1,403             736          39,463          37,845
                                                   --------------  --------------  ---------------  -------------  --------------
Subtotal - Consumers                                    377,148         167,845          60,018         605,011         533,426
Supply                                                    1,470               -           1,653           3,123           5,665
Allowance for doubtful accounts                               -               -               -         (61,687)        (53,791)
                                                   --------------  --------------  ---------------  -------------  --------------
                                                        378,618         167,845          61,671         546,447         485,300
                                                   ==============  ==============  ===============  =============  ==============

                                                               Company
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Past due         Past due          Total           Total
                                                                   accounts - up     accounts -       March 31,     December 31,
                        Consumers Class               Current       to 90 days      over 90 days        2002            2001
-------------------------------------------------  --------------  --------------  ---------------  -------------  --------------
Residential                                             140,832          71,569           8,610         221,011         175,966
Industrial                                              104,592          40,174          33,052         177,818         168,499
Commercial                                               46,415          33,021           6,732          86,168          76,297
Rural                                                    15,086           8,305           2,056          25,447          23,962
Public authorities                                       12,863           8,127           4,542          25,532          23,087
Public lighting                                          11,209           5,246           4,290          20,745          14,097
Public services                                          37,324           1,403             736          39,463          37,845
                                                   --------------  --------------  ---------------  -------------  --------------
Subtotal - Consumers                                    368,321         167,845          60,018         596,184         519,753
Supply                                                    1,470               -           1,653           3,123           5,665
Allowance for doubtful accounts                               -               -               -         (61,687)        (53,791)
                                                   --------------  --------------  ---------------  -------------  --------------
                                                        369,791         167,845          61,671         537,620         471,627
                                                   ==============  ==============  ===============  =============  ==============



                                                                                                                                 11

                                                                                                                           Item 1


6) RECOVERABLE TAXES

                                                                          Consolidated                       Company
                                                           ------------------------------- --------------------------------
                                                             March 31,      December 31      March 31,      December 31,
                                                               2002             2001           2002             2001
                                                           --------------  --------------- --------------  ----------------
State VAT - ICMS                                                  25,443           19,222         22,483            16,306
Income and social contribution tax                                 6,548           69,940          5,935            69,105
Others                                                                53              155             53               155
                                                           --------------  --------------- --------------  ----------------
                                                                  32,044           89,317         28,471            85,566
                                                           ==============  =============== ==============  ================


The State VAT assets of the Company and its subsidiaries are recoverable through offset against State VAT liabilities. The balance recorded as non current assets - other, in the amount of R$18,843, refers to tax credits of the Company for which such offset is under negotiation with the State Government.

7) PREPAID EXPENSES - CVA

The balance of the recoverable variation account of Parcel "A" items - CVA refers to the variation of determined uncontrollable Parcel "A" costs which began on October 26, 2001 and will be recovered in the subsequent annual rate adjustments as follows:

                                                                                 Consolidated and Company
                                                       ---------------------------------------------------------------------------
                                                                Base
                                                           Reimbursement
                                                               Amount                   Monetary Variance            Total
                                                       -----------------------    --------------------------    ------------------

   System service charges - ESS                                       102,086                             -               102,086
   Itaipu Binacional electricity purchase tariff                       58,467                         1,858                60,325
   Itaipu Binacional electricity transport tariff                       2,181                            60                 2,241
   Fuel usage quota - CCC                                               7,086                           160                 7,246
   Tariff for use of basic transmission network                        15,035                           416                15,451
   Charges for use of water resources                                   1,542                             2                 1,544
                                                       -----------------------    --------------------------    ------------------
                                                                      186,397                         2,496               188,893
                                                       =======================    ==========================    ==================

   Current                                                                                                                 68,588
   Noncurrent                                                                                                             120,305
                                                                                                                ==================

The above-mentioned amounts are updated based on the SELIC rate from the payment date to effective recovery through annual rate readjustments.

The System service charges - ESS for the period from September 2000 to March 2002 were accrued based on preliminary information provided by ASMAE and based on the Company's estimates. Such amounts will be monetarily restated by SELIC beginning on the effective payment date.

According to legislation in force, these amounts will be submitted to ANEEL for validation and approval and, therefore, may impact the Company's future financial results.

                                                                         Item 1


8) RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit), was transferred to the State Government in 1995 through a credit assignment contract pursuant to Law No. 8,724/93. This balance is payable monthly over 17 years beginning June 1, 1998, and accrues annual interest of 6% and is subject to updating based on the IGP-DI (General Price Index). This receivable is secured by the State Government's share of taxes collected by the Federal Government entitled Fundo de Participacao do Estados - FPE.

As of March 31, 2002, the total account receivable balance was R$1,533,943, including related charges, as established by the credit assignment contract.

The installments with maturity from April 1, 1999 to December 1, 1999 and March 1, 2000 to March 1, 2002 are in arrears, totaling R$ 441,398, including monetary restatement and related late payment charges.

The Company is negotiating the payment of the aforementioned past due amounts with the State Government. The Company believes that the State Government intends to make payment prior to the end of its present term, and intends to enter into a payment schedule for future installments. The Company does not believe that there will be any loss on the realization of this asset.

9) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Tax credits

The Company and its subsidiaries have tax credits recorded as Noncurrent assets. The income tax credits are recorded at a 25% rate and social contribution tax credits are recorded at an 8% rate, (considering realization of assets in 2003). The composition of the balances is as follows:

                                                                              Consolidated                      Company
                                                                  -------------------------------  --------------------------------
                                                                     March 31,      December 31,       March 31,      December 31,
                                                                        2002           2001              2002             2001
                                                                  -------------  ---------------  --------------  -----------------
Tax credit on:
      Tax loss carryforwards                                           159,617          188,983         157,182         188,253
      Employee post retirement benefits                                149,501          146,382         149,501         146,382
      Reserve for contingencies                                         56,391           55,760          56,391          55,760
      Allowance for doubtful accounts                                   20,393           17,788          20,393          17,788
      Allowance for decrease in market value of marketable
        securities                                                       2,861            4,643           2,861           4,643
      Accrual for voluntary termination program - PDV                    8,507            8,438           8,507           8,438
      Others                                                             2,991           13,987           2,921          13,925
                                                                  -------------  ---------------  --------------  -----------------
                                                                       400,261          435,981         397,756         435,189
                                                                  =============  ===============  ==============  =================

The income and social contribution tax credits on tax loss carryforwards arise primarily from the recognition of the obligations due to FORLUZ in compliance with CVM Resolution No. 371 (see Note 15), considering, for calculation purposes, the probable expected future profitability of CEMIG on subsequent fiscal years.

                                                                         Item 1


b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense of income tax (25% rate) and social contribution tax (9% rate) and the effective expense presented in the statement of income is as follows:

                                                                                      Consolidated                     Company
                                                                            ---------------------------  ---------------------------
                                                                                  Three months ended            Three months ended
                                                                                       March 31,                      March 31,
                                                                            ---------------------------  ---------------------------
                                                                                 2002           2001         2002           2001
                                                                            --------------  -----------  -----------   -------------
Income (loss) before taxes on income and employee profit sharing                 339,484       (13,031)      338,535       (16,019)
Income and social contribution taxes - nominal                                  (115,425)        4,431      (115,102)        5,446
Tax effects on:

   Employee profit sharing                                                         1,238         1,934         1,238         1,934

   Reversal of social contribution tax on additional monetary restatement         (1,605)       (1,734)       (1,605)       (1,734)
   Equity pick-up in subsidiaries                                                      -             -           202         1,485
   Contributions and grants not deductible                                          (749)       (1,017)         (749)       (1,017)
   Other                                                                           1,261         2,735         1,553         3,084
                                                                            --------------  ------------  --------------  ----------
   Income (loss) and social contribution tax in income statement                (115,280)        6,349      (114,463)        9,198
                                                                            ==============  ============  ==============  ==========

10) BONUS, NET OF SURCHARGE, AND COSTS TO BE REIMBURSED AS A RESULT OF THE ELECTRICITY RATIONING PROGRAM

Through the Energy Crisis Committee, the Federal Government established electric energy consumption targets for all consumers affected by the Electricity Rationing Plan in force during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Electricity Rationing Program involving the bonus, surcharge and related costs. The related effects are as follow:

           Noncurrent Assets

Bonus paid to consumers that consumed less than the target consumption.                                                    181,797
Costs incurred related to the adoption of the Electricity Rationing Program in excess of the 2.00% surcharge on consumer
    tariffs.                                                                                                                19,792

                                                                                                                         ----------
                                                                                                                           201,589

           Long-term Liabilities

Surcharge applied to consumers that consumed more than the target consumption.                                              (25,716)
                                                                                                                         ----------

           Net Disbursements

Net bonus paid to consumers and related costs in excess of the surcharge applied to consumers.                             175,873
                                                                                                                         ==========

In conformity with Federal Government Executive Act No. 4, dated October 17, 2001, the Federal Government, acting through its Ministry of Mines and Energy, will reimburse electric utilities, including CEMIG, for costs associated with the payment of bonuses to consumers and other related operating costs that exceeded the surcharge on tariffs. This reimbursement will be subject to ANEEL's review. The Energy Crisis Committee will establish the procedures and deadlines relating to such reimbursement.

ANEEL has approved, through its Resolutions issued on March 14, 2002 and April 25, 2002, the net amount of R$132,630 to be reimbursed by Federal Government. The remaining balance of R$43,243, which refers to

                                                                         Item 1


costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumers and the parcel of surcharges which were not billed and collected from the consumers since they are under judicial dispute, is being discussed between CEMIG and ANEEL. The Company's management does not expect losses on the realization of this asset.

11) INVESTMENTS

                                                                             Consolidated                       Company
                                                                 -------------------------------  ----------------------------------
                                                                   March 31,      December 31,         March 31,       December 31,
                                                                     2002            2001                2002             2001
                                                                 -------------  ----------------  ------------- ------------------
Equity in subsidiaries -
     Sa Carvalho S.A.                                                      -                 -          94,304             92,411
     Usina Termica Ipatinga S.A.                                           -                 -          85,449             85,162
     Companhia de Gas de Minas Gerais - GASMIG                             -                 -          64,847             63,107
                                                                 -------------  ----------------  ------------- ------------------
                                                                           -                 -         244,600            240,680
Equity in joint-venture -
     Empresa de Infovias S.A.                                              -                 -          84,172             76,208
In consortia for power plant construction                            308,390           281,117         308,390            281,117
Other investments                                                     97,062            75,155          93,447             73,266
                                                                 -------------  ----------------  ------------- ------------------
                                                                     405,452           356,272         730,609            671,271
                                                                 =============  ================  ============= ==================

(a) The principal information related to affiliated companies is as follows:

                                                                                                                         Joint
                                                                      Controlled Companies                              Venture
                                                      ----------------------------------------------------          --------------
                                                          GASMIG         UT Ipatinga         Sa Carvalho               Infovias
                                                      -------------   -----------------  -----------------          -------------
CEMIG's interest                                           95.17              100.00              100.00                  49.44
Paid in capital                                           38,624              84,584              86,833                179,798
Shareholders' equity as of February 28, 2002              67,986              85,449              94,304                      -
Shareholders' equity as of March 31, 2002                      -                   -                   -                170,239
Net income (loss) for the two-month period ended
   February 28, 2002                                       2,710                 287               1,893                      -
Net income (loss) for the three-month period ended
   March 31, 2002                                              -                   -                   -                 (6,693)

(b) CEMIG is a partner in certain consortia for electricity generation projects. The consortia, which are not legal entities, were created to manage certain concession contracts. The Company maintains accounting records of its share of the consortia assets which are jointly managed as follows:

                                                                                     Company and Consolidated
                                                                          ---------------------    ----------------------
                                                         CEMIG's               March 31,               December 31,
                                                      Participation              2002                      2001
                                                     ----------------     ---------------------    ----------------------

  In Operation -
      Porto Estrela Hydroelectric Power Plant            33.33%                       37,365                    56,823
      Igarapava Hydroelectric Power Plant                14.50%                       51,376                    51,741

  Under Construction -
      Queimado Hydroelectric Power Plant                 82.50%                       84,612                    73,490
      Funil Hydroelectric Power Plant                    49.00%                       63,218                    52,071
      Aimores Hydroelectric Power Plant                  49.00%                       71,819                    46,992
                                                                          ---------------------    ----------------------
                                                                                     308,390                   281,117
                                                                          =====================    ======================

(c) Other investments

Other investments refer mostly to generation plants related to the Company's expansion program, which were originally recorded as property, plant and equipment. These power plants will be transferred to subsidiaries, which will be created specifically for the purpose of holding certain assets and investments. These transfers will be made only upon the approval of ANEEL.

                                                                         Item 1


The composition of other investments balance is as follows:

                                                                                              Company
                                                                             ------------------------------------------
                                                                                    March 31,           December 31,
                                                                                      2002                 2001
     Project                                                                ---------------------  --------------------
           Machado Mineiro Hydroelectric Power Plant                                   40,768                 40,768
           Salto Voltao Hydroelectric Power Plant                                       8,935                  8,935
           Salto do Paraopeba Hydroelectric Power Plant                                 8,123                  8,123
           Salto do Passo Velho Hydroelectric Power Plant                               4,172                  4,172
           Capim Branco 1 Hydroelectric Power Plant                                     5,712                      -
           Capim Branco 2 Hydroelectric Power Plant                                     5,716                      -
           Pai Joaquim Hydroelectric Power Plant                                        7,379                      -
           Barreiro Thermoelectric Power Plant                                          1,055                      -
                                                                            --------------------   --------------------
                                                                                       81,860                 61,998
      Others                                                                           11,587                 11,268
                                                                            --------------------   --------------------
                                                                                       93,447                 73,266
                                                                            ====================   ====================

12) PROPERTY, PLANT AND EQUIPMENT

                                                     Annual                  Consolidated                       Company
                                                     average         ----------------------------     ---------------------------
                                                  Depreciation         March 31,     December 31,       March 31,    December 31,
                                                      rate %             2002            2001            2002            2001
                                                  --------------     ------------   -------------    -------------  -------------
In service
   Generation-
     Hydroelectric                                    2.51            5,431,441        5,431,934        5,346,725      5,347,218
     Thermoelectric                                   1.79              216,534          216,445          131,949        131,861
   Transmission                                       3.08            1,010,784        1,009,853        1,010,784      1,009,853
   Distribution                                       5.10            6,485,056        6,429,285        6,485,056      6,429,285
   Administration                                     9.63              269,576          262,541          269,575        262,541
   Other                                                                152,492          139,422                -              -
                                                                 ----------------  --------------      -----------    ------------
                                                                     13,565,883       13,489,480       13,244,089      13,180,758
                                                                 ----------------  --------------      -----------    ------------
Accumulated depreciation and amortization
   Generation                                                        (2,022,326)      (1,988,210)      (2,011,475)     (1,978,741)
   Transmission                                                        (442,553)        (435,169)        (442,553)       (435,169)
   Distribution                                                      (2,454,373)      (2,383,268)      (2,454,373)     (2,383,268)
   Administration                                                      (119,358)        (110,279)        (119,357)       (110,279)
   Other                                                                (15,334)         (11,980)               -               -
                                                                 ----------------  --------------      -----------    ------------
                                                                     (5,053,944)      (4,928,906)      (5,027,758)     (4,907,457)
                                                                 ----------------  --------------      -----------    ------------
         Total in service                                             8,511,939        8,560,574        8,216,331       8,273,301
                                                                 ----------------  --------------      -----------    ------------

Construction in progress-
   Generation                                                            41,784           33,149           41,784          33,149
   Transmission                                                          67,972           61,801           67,972          61,801
   Distribution                                                         341,537          347,643          341,537         347,643
   Administration                                                        24,150           29,056           24,150          29,056
   Other                                                                 19,542           29,232                -               -
                                                                 ----------------  --------------      -----------    ------------
Total construction in progress                                          494,985          500,881          475,443         471,649
                                                                 ----------------  --------------      -----------    ------------
Total                                                                 9,006,924        9,061,455        8,691,774       8,744,950
                                                                 ----------------  --------------      -----------    ------------
Special liabilities                                                  (1,456,553)      (1,428,340)      (1,456,553)     (1,428,340)
                                                                 ----------------  --------------      -----------    ------------
Total, net                                                            7,550,371        7,633,115        7,235,221       7,316,610
                                                                 ================  ==============      ===========    ============

Special liabilities refer primarily to consumers' contributions to support construction necessary to meet energy supply orders. The eventual liquidation of this obligation depends on ANEEL's disposition at the end of the

                                                                         Item 1


distribution concessions. According to accounting principles and electric energy sector legislation in force in Brazil, these amounts are not subject to updating, amortization or depreciation.

13) LOANS, FINANCING AND DEBENTURES

Composition of financing by currency and domestic currency by index is as follows:

                                                                               Consolidated                    Company
                                                                       --------------------------  ------------------------------
                                                                        March 31,     December 31,    March 31,      December 31,
                                                                           2002          2001           2002             2001
                                                                       ----------  --------------  --------------    -------------
Currency -
   U.S. dollar                                                          1,269,904       1,301,424     1,223,649        1,255,220
   German Marks                                                                 -          20,422             -           20,422
   EURO                                                                    38,209          14,730        38,209           14,730
   Swiss Francs                                                             1,825           1,808         1,825            1,808
   Unit of account (basket of currencies)                                  33,868          41,673        33,868           41,673
   Others                                                                   1,090           1,076         1,090            1,076
                                                                       ----------  ---------------  ------------     --------------
                                                                        1,344,896       1,381,133     1,298,641        1,334,929

Indexes -
   Indice Geral de Precos - IGP-M (General Price Index)                   888,469         865,957       888,469          865,957
   Indice Interno da Eletrobras - FINEL (Eletrobras Internal Index)       165,849         174,001       165,849          174,001
   UFIR (Tax Reference Unit)                                               95,430          88,679        95,430           88,679
   Other                                                                   20,346          24,267        15,443           16,665
                                                                      -----------  ---------------  ------------      -------------
                                                                        1,170,094       1,152,904     1,165,191        1,145,302

Escrow accounts (1)
   Income based on CDI (interbank deposit) rates                          (14,068)        (19,425)      (14,068)         (19,425)
   Short-term investment - Income based on U.S. dollar variation         (169,521)       (132,689)     (169,521)        (132,689)
                                                                       -----------  --------------  -----------       ------------
                                                                         (183,589)       (152,114)     (183,589)         (152,114)
                                                                       -----------  --------------  -----------       ------------
                                                                        2,331,401       2,381,923     2,280,243          2,328,117
                                                                       ===========  ==============  ===========       ============

(1) Refers to restricted use funds for payment of foreign currency-denominated financing, in compliance with Banco Central do Brasil - BACEN (Brazilian Central Bank) Resolution No. 2,515 of June 29, 1998.

The variations in the principal currencies and indexes used to restate the loans and financing are as follows:

                                            Variation                                                                      Variation
                   Currency                     %                                     Indexes                                  %
---------------------------------------     ---------     ---------------------------------------------------------------   --------
U.S. dollar                                    0.14       Indice Geral de Precos - IGP-M (General Price Index)                 0.51
EURO                                          (1.82)      Indice Interno da Eletrobras - FINEL (Eletrobras Internal Index)     0.03
Swiss Franc                                   (0.84)
Unit of account (Basket of currencies)        (2.01)



                                                                                                                                 17

                                                                         Item 1



14) RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

Based on information provided by its internal and external legal counsel, the Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable by the Company's legal counsel, the Company has recognized reserves for losses as follows:

                                                              Consolidated and Company
                                                    --------------------------------------------
                                                        March 31,                 December 31,
                                                          2002                        2001
                                                    ------------------       -------------------
                Labor claims                                  55,180                     54,270
                Civil lawsuits - Consumers                    77,793                     74,378
                Social contribution tax                      128,322                    125,454
                Finsocial (tax on revenue)                    18,963                     18,876
                Civil lawsuits - Others                       14,584                     21,541
                Others                                        34,554                     24,711
                                                    ------------------       -------------------
                                                             329,396                    319,230
                                                    ==================       ===================

Certain details relating to such reserves are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$68,975 as of March 31, 2002 (R$67,838 as of December 31, 2001). The Company recorded a year to date provision in the amount of R$910 in 2002 (R$20 of reversion provision in 2001). CEMIG determines the amounts to be reserved based on advice from its legal counsel, the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a tariff increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

The total estimated exposure to the Company for those claims, fully provided for, was R$77,793 as of March 31, 2002 (R$74,378 as of December 31, 2001).

(c) Social contribution tax

The Company is deducting the amounts of depreciation, amortization and disposals of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The Company estimates that its potential exposure in this matter is approximately R$128,322 as of March 31, 2002 (R$125,454 as of December 31, 2001). The amount is fully provided for.

(d) Finsocial

In 1994, CEMIG was fined by the Federal Tax Authorities due to the exclusion of State VAT in the Finsocial calculation, a tax on billing extinguished in 1992. The Company estimates that the remaining amount still

                                                                         Item 1



pending is approximately R$18,963 as of March 31, 2001 (R$18,876 as of December 31, 2001). The amount is fully provided for.

(e) Other

Other reserves are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

CEMIG has other relevant legal proceedings with respect to which the Company has been advised by its internal and external legal counsel that a favorable outcome is probable. Certain details relating to such matters are as follows:

(i) Litigation involving FORLUZ with possible financial effects for CEMIG

The Company is defending, together with FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements. The total amount sought in this claim is R$538,724. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

Sindieletro has sued FORLUZ to contest changes made to the pension fund's contributions adjustment index. The total amount sought in this claim is R$233,522. If Sindieletro is successful in this lawsuit, the Company expects FORLUZ to make a claim against it seeking reimbursement for the amount payable to retired employees. No reserve has been recorded for this claim, as the Company believes, based on advice from its legal counselors, that it has a meritorious defense to this potential claim and, consequently, does not expect to incur losses related to such claim.

(ii) Income and social contribution taxes on post retirement benefits

On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice relating to a R$215,257 discrepancy with respect to tax credits recorded by CEMIG in 2001 that had been partially recovered during the year. These credits result from the change in accounting method for recording post-retirement benefit liabilities, as required by CVM Deliberation No. 371/00. No reserve has been recorded as a result of this notice as the Company, based on advice from its legal counselors, believes that the procedures, which generated the tax credits, are legally sound. CEMIG is defending the tax assessment notice administratively against the Secretaria da Receita Federal.

(iii) COFINS

The Company began contesting the payment of COFINS (tax on revenue) beginning in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$112,701 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claims. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

(iv) Regulatory agency acts

ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$350,322, subject to updating based on SELIC to March 31, 2002, because of a miscalculation of credits in the amount of cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On August 8, 2001, ANEEL determined that CEMIG must pay the above amount, restated based on SELIC since January 1, 1997. The Company, based on the opinion of legal counselors, believes that it has a meritorious defense to such claim and has therefore recorded no provision in respect of such claim.

                                                                         Item 1



15) EMPLOYEE POST-RETIREMENT BENEFITS

Since 1973, the Company has been the sponsor of Fundacao Forluminas de Seguridade Social - FORLUZ, a non-profit entity with the purpose of providing its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

Mixed Benefit Plan - A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

Settled Benefit Plan - Includes all retired participants who opted for this plan and the balances, at the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above-mentioned Mixed Benefit Plan.

Defined Benefit Plan - Benefit plan adopted by FORLUZ up to 1998, in which the Federal Government Social Security benefit is supplemented in relation to the actual average salary of the employee's final years of service in the Company.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premium for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

The changes in net post-retirement liabilities recorded in accordance with CVM Deliberation No. 371 are as follows:

                                                                                          Other post-retirement
                                                                  Pension plans                    benefits
                                                              -----------------------  -------------------------------
        Net liabilities as of December 31, 2001                          1,393,903                      459,835
        Net periodic cost recorded in the income statement                  37,239                       17,010
        Contributions paid                                                 (37,964)                      (3,081)
                                                              -----------------------  -------------------------------
        Net liabilities as of March 31, 2002                             1,393,178                      473,764
                                                              =======================  ===============================


Part of the deficit in FORLUZ's actuarial reserves, in the amount of R$ 1,416,244 as of March 31, 2002 (R$ 1,410,160 as of December 31, 2001), was
recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"), subject to annual restatement in accordance with the salary correction index for the Company's employees (not including productivity) included in the defined benefit plan and subject to IPCA - IPEAD (indices) for other plans, plus a 6% per year.

                                                                         Item 1


16) SHAREHOLDERS' EQUITY

The Change in shareholders' equity is as follows:

             Balance as of December 31, 2001                                                        6,902,056
             Net income for the three month period ended March 31, 2002                               219,947
                                                                                        ----------------------
             Balance as of March 31, 2002                                                           7,122,003
                                                                                        ======================

In September 1999, the State of Minas Gerais filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participacoes Ltda.. On August 7, 2001, the Minas Gerais State Court of Appeals upheld the lower court ruling, declaring the shareholders' agreement null and void. Southern Electric Brasil Participacoes Ltda. appealed the decision, which appeal was rejected by the Minas Gerais State Court of Appeals on October 9, 2001. Southern Electric Brasil Participacoes Ltda. has appealed the Court's latest decision.

17) ELECTRICITY SALES

The composition of electricity sales to final customers is as follows:

                                                                                    Consolidated
                                ----------------------------------------------------------------- -----------------------------
                                                        (Not reviewed)
                                ----------------------------------------------------------------- -----------------------------
                                       No. of consumers                        MWh                               R$
                                ----------------------------      ----------------------------   ------------------------------
                                     Three months ended              Three months ended                Three months ended
                                         March 31,                        March 31,                        March 31,
                                ------------------------------      ----------------------------   ----------------------------
                                      2002            2001            2002             2001             2002            2001
                               -----------------   -----------      ------------    -----------    -------------   ------------
Residential                          4,517,756       4,284,283        1,500,186       1,921,725          381,126        449,121
Industrial                              68,087          64,355        5,196,928       5,727,672          452,737        426,345
Commercial                             506,064         479,483          808,195         972,484          175,706        178,907
Rural                                  326,009         305,416          298,132         370,788           44,851         45,663
Public authorities                      42,055          41,376           96,120         129,497           20,131         22,681
Public lighting                          2,713           2,998          173,569         242,736           23,540         28,095
Public services                          6,591           6,190          221,824         237,040           26,328         24,450
Own consumption                          1,377           1,439           11,302          14,426                -              -
Unbilled, net                                -               -                -               -           16,321         18,217
                               -----------------   -----------      ------------    -----------    -------------   ------------
                                     5,470,652       5,185,540        8,306,256       9,616,368        1,140,740      1,193,479
Billed supply                                4              12           89,633         152,576           39,155          8,322
                               -----------------   -----------      ------------    -----------    -------------   ------------
Total                                5,470,656       5,185,552        8,395,889       9,768,944        1,179,895      1,201,801
                               =================   ===========      ============    ===========    =============   ============



                                                                                                                                21


                                                                                                                            Item 1



                                                                               Company
                                 ---------------------------------------------------------------- -------------------------------
                                                         (Not reviewed)
                                 ---------------------------------------------------------------- -------------------------------
                                        No. of consumers                        MWh                              R$
                                 -------------------------------   ------------------------------   -----------------------------
                                       Three months ended              Three months ended               Three months ended
                                           March 31,                        March 31,                       March 31,
                                 -------------------------------   ------------------------------   -----------------------------
                                         2002            2001            2002             2002            2002            2001
                                 ----------------   ------------   --------------   -------------   -------------   -------------
Residential                           4,517,756       4,284,283        1,500,186       1,921,725         381,126         449,121
Industrial                               68,085          64,353        4,965,690       5,528,143         446,211         418,099
Commercial                              506,064         479,483          808,195         972,484         175,706         178,907
Rural                                   326,009         305,416          298,132         370,788          44,851          45,663
Public authorities                       42,055          41,376           96,120         129,497          20,131          22,681
Public lighting                           2,713           2,998          173,569         242,736          23,540          28,095
Public services                           6,591           6,190          221,824         237,040          26,328          24,450
Own consumption                           1,377           1,439           11,302          14,426               -               -
Unbilled, net                                 -               -                -               -          16,321          18,217
                                 ----------------   ------------   --------------   -------------   -------------   -------------
                                      5,470,650       5,185,538        8,705,018       9,416,839       1,134,214       1,185,233
Billed supply                                 4              12           89,633         152,576          39,155           8,322
                                 ----------------   ------------   --------------   -------------   -------------   -------------
Total                                 5,470,654       5,185,550        8,164,651       9,569,415       1,173,369       1,193,555
                                 ================   ============   ==============   =============   =============   =============


18) OTHER OPERATING REVENUES

                                                                            Consolidated                       Company
                                                                    ------------------------------  ------------------------------
                                                                         Three months ended              Three months ended
                                                                             March 31,                       March 31,
                                                                    ------------------------------  ------------------------------
                                                                        2002            2001            2002            2001
                                                                    --------------  --------------  --------------   -------------
Use of basic transmission network                                        38,070          36,371          38,070          36,371
Gas sales                                                                24,059          24,870               -               -
Fuel consumption quota                                                    8,543          16,425           8,543          16,425
Regulated services                                                        1,545           1,993           1,545           1,993
Services rendered                                                         3,658           3,744           3,658           3,744
Rent and leasing                                                          3,648           2,634           3,648           2,634
Other                                                                     1,445             226             829              93
                                                                    --------------  --------------  --------------  --------------
                                                                         80,968          86,263          56,293          61,260
                                                                    ==============  ==============  ==============  ==============


19) DEDUCTIONS FROM OPERATING REVENUES

                                                                            Consolidated                       Company
                                                                    ------------------------------  ------------------------------
                                                                         Three months ended              Three months ended
                                                                             March 31,                       March 31,
                                                                    ------------------------------  ------------------------------
                                                                        2002            2001            2002            2001
                                                                    --------------  --------------  --------------   -------------

State VAT (ICMS) on sales to final consumers                             241,891        255,410         240,592         254,224
Tax on billing - COFINS                                                   45,256         37,913          44,279          36,898
Global reserve for reversion quota - RGR                                  35,768         26,403          35,667          26,261
Tax on billing - PASEP                                                     9,805          8,215           9,594           7,995
Other                                                                      4,503             55           4,497              54
                                                                    --------------  --------------  --------------  --------------
                                                                         337,223        327,996         334,629         325,432
                                                                    ==============  ==============  ==============  ==============



                                                                                                                               22



                                                                                                                           Item 1


20) ELECTRICITY PURCHASED FOR RESALE

                                                                                                   Consolidated and Company
                                                                                              ------------------------------------
                                                                                                      Three months ended
                                                                                                          March 31,
                                                                                              ------------------  ----------------
                                                                                                    2002               2001
                                                                                              ------------------  ----------------
Itaipu Binacional (through FURNAS)                                                                     223,764           213,968
Energy traded on spot market - MAE                                                                     104,005                 -
Initial contracts                                                                                       30,086            17,701
Other                                                                                                    2,119               688
                                                                                              ------------------  ----------------
                                                                                                       359,974           232,357
                                                                                              ==================  ================

The electricity purchased from ITAIPU is denominated in US dollars and the prices are defined by ANEEL.

The energy traded on the spot market in 2001 was accrued only in the fourth quarter of 2001, since information from the MAE necessary to record the estimates only became available at that time.

21) OTHER EXPENSES

                                                                          Consolidated                       Company
                                                                  ------------------------------  ------------------------------
                                                                       Three months ended              Three months ended
                                                                           March 31,                       March 31,
                                                                  ------------------------------  ------------------------------
                                                                       2002            2001            2002            2001
                                                                  --------------  --------------  --------------  --------------
Fuel consumption quota                                                   8,543         16,537            8,543          16,537
Rentals and leasing                                                      3,926          3,256            3,902           3,080
Labor indemnity                                                            360            749              360             749
Grants and donations                                                     2,960          3,061            2,960           3,061
Advertising                                                              3,436          4,499            3,432           4,499
ANEEL inspection fee                                                     2,880          3,277            2,855           3,277
Own consumption - Electric energy                                        2,307          2,201            2,212           2,201
Insurance                                                                  104          1,302               98           1,302
MAE Contribution                                                         2,109          2,314            2,109           2,314
Technological and scientific national fund                               2,616              -            2,574               -
Other taxes (real state, vehicle, etc.)                                  2,276          2,132            2,257           2,132
General expenses                                                         4,673            469            3,826             222
                                                                  --------------  --------------  --------------  --------------
                                                                        36,190         39,797           35,128          39,374
                                                                  ==============  ==============  ==============  ==============

The fuel costs incurred for the purpose of electricity generation are reimbursed by Centrais Eletricas Brasileiras S.A. - ELETROBRAS and are recorded as other operating revenues.


                                                                                                                          Item 1



22) FINANCIAL INCOME (EXPENSES)

                                                                                     Consolidated                   Company
                                                                             ----------------------------  -------------------------
                                                                                  Three months ended           Three months ended
                                                                                      March 31,                    March 31,
                                                                             ----------------------------  -------------------------
                                                                                  2002           2001          2002           2001
                                                                             -------------- -------------  ------------  -----------
Financial income:
  Investment income earned                                                         30,149        13,848        28,367       12,937
  Late charges on past-due electricity bills                                        7,835         9,126         7,835        9,126
  Interest on receivable from Minas Gerais State Government                        35,078        25,317        35,078       25,317
  Monetary restatement on receivable from Minas Gerais State Government             6,760        17,444         6,760       17,444
  Renegotiation of industrial consumer debt                                             -        11,924             -       11,924
  Monetary restatement on recoverable taxes                                         1,129         4,427         1,129        4,427
  Monetary restatement of special rate adjustment                                  62,340             -        62,340            -
  Foreign exchange gains                                                            5,857         7,485         5,856        7,485
  Taxes on financial income (PASEP and COFINS)                                     (5,687)       (3,498)       (5,687)      (3,471)
  Other                                                                             7,303         6,147         7,300        6,694
                                                                             -------------- -------------  ------------  -----------
                                                                                  150,764        92,220       148,978       91,883
                                                                             -------------- -------------  ------------  -----------

Financial expenses:
  Interest on loans and financing                                                 (56,513)      (44,872)      (54,697)     (44,872)
  Monetary restatement - electricity suppliers                                    (15,708)            -       (15,708)           -
  Foreign exchange losses                                                          (1,976)      131,106)       (2,131)    (130,387)
  Monetary restatement on loans and financing                                      (4,056)       (2,920)       (4,056)      (2,920)
  Financial transaction tax ("CPMF")                                               (5,134)       (5,088)       (4,902)      (4,891)
  Interest and fines on taxes                                                      (5,298)       (4,046)       (5,298)      (4,033)
  Provision for valuation of marketable securities                                  5,400         5,063          5,400        5,063
  Advance billings of electric power                                                 (318)       (9,341)         (318)      (9,341)
  Other                                                                              (657)         (528)         (413)        (955)
                                                                             -------------- -------------  ------------  -----------
                                                                                  (84,260)     (192,838)      (82,123)    (192,336)
                                                                             -------------- -------------  ------------  -----------
                                                                                   66,504      (100,618)       66,855     (100,453)
                                                                             ============== =============  ============  ===========



                                                                                                                                24

                                                                                                                            Item 1


23) PRINCIPAL TRANSACTIONS WITH RELATED PARTIES

                                                                          March 31, 2002                   December 31, 2001
                                                                 ------------------------------   --------------------------------
                                                                  Minas Gerais                      Minas Gerais
                                                                      State                             State
                                                                    Government         FORLUZ         Government          FORLUZ
                                                                -----------------    ----------   ------------------   -----------
           ASSETS
Current assets
 Accounts receivable                                                   4,455               -             3,353                 -
 Recoverable taxes
     State VAT - ICMS                                                 22,483               -            16,306                 -
 Other
     Advances on welfare benefits                                          -          13,109                 -            19,517
Noncurrent assets
 Receivable from Minas Gerais State Government                     1,533,943               -         1,492,105                 -
 Other
     State VAT recoverable                                            18,843               -            18,843                 -
     State VAT recoverable - Complementary Law No.102                 36,447               -            29,457                 -

           LIABILITIES

Current liabilities
Taxes payable-
   State VAT - ICMS                                                  101,679               -            29,314                 -
Dividends and interest on capital                                     49,129               -            49,129                 -
Employee post-retirement benefits                                          -         152,530                 -           151,870
Other
     Transfer of contributions                                             -          11,047                 -            19,915
 Long-term liabilities
  Employee post-retirement benefits                                        -       1,714,412                 -         1,701,868

                                                                        Three months ended                 Three months ended
                                                                           March 31, 2002                     March 31, 2001
                                                                 ------------------------------   --------------------------------
           INCOME STATEMENT
Electricity sales to final customers                                   4,489                -             6,544                 -
Deductions from operating revenues - State VAT (ICMS)                (240,592)              -          (254,244)                -
Employee post-retirement benefits                                           -         (54,250)                -           (50,264)
Personnel expenses                                                          -          (7,160)                -            (7,068)
Financial income-

     Monetary restatement and interest on receivable from Minas
       Gerais State Government                                        41,838               -            42,761                 -

The Company believes that its transactions with related parties are made on an arm's length basis.

                                                                      Item 1

24)  FINANCIAL INSTRUMENTS

a) The financial instruments used by CEMIG and its subsidiaries, all recorded on the financial statements, are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks, which meet financial strength and trustworthiness guidelines. The Company's control policy includes continually comparing rates contracted with market rates. The Company's short term investments related to marketable securities issued by third parties are as follows:

     I. CEMIG and its subsidiaries have debentures issued by financial institutions, in the amount of R$102,840. These securities have immediate call clauses exercisable by the Company. These securities have interest rates based on the interbank deposit - CDI rates.

     II. The swap transactions, in the amount of R$14,068, are purchased from financial institutions through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The interest rate is based on CDI. CEMIG has the right to call for early redemption of these securities without penalty or loss.

b) As of March 31, 2002, the present value of the account receivable from the Minas Gerais State Government recorded as a long-term asset, calculated in accordance with CVM Instruction No. 235 of March 23, 1995 and based on the discounted cash flow method and a discount rate of 12% per annum, is R$1,248,541.

c) The Company has Brazilian National Treasury Notes acquired from the State Government of Minas Gerais, with final maturity on April 15, 2024, subject to restatement based on the U.S. dollar exchange variation and interest on the restated face value of 5.50% ( April 14, 1998), 5.75% (from April 15, 1998 to April 14, 2000) and 6.00% per year (from April 15, 2000 to maturity),

                                                            March 31, 2002
                                                         ----------------------

                Face value                                             140,488

                Restated cost                                           84,292
                Allowance for decrease in market value                  (8,670)
                                                         ----------------------
                                                                        75,622
                                                         ======================

These securities are recorded at market value, determined based on a quotation from ANDIMA (National Association of Open Market Institutions). This asset is recorded under Marketable securities in noncurrent assets.

25) SUBSEQUENT EVENTS

a) Rate readjustment:

           ANEEL, through Resolution No. 176 of April 4, 2002, conceded an average 10.51% rate increase on electric energy tariffs to be in force commencing April 8, 2002.

           ANEEL, through Resolution No. 130 of May 2, 2002, has decreased from 7.90% to 2.90% the special rate adjustment related to the Electricity Rationing Plan period losses (note 3) for supply for lighting streets and high tension industrial customers whose costs related to electric energy represent at least 18.00% of average production cost and other specific items related to charge and demand energy factors which were determined by the above-mentioned Resolution.

                                                                         Item 1


b) On the Shareholders` meeting held on April 30, 2002 the following issues were approved:

     I.    Acquisition of the control of Empresa de Infovias S.A.

           Acquisition by CEMIG of the 50.44% interest of AES Forca Empreendimentos Ltda. in Empresa de Infovias S.A. - INFOVIAS for US$32,000,000 (thirty two million dollars), converted into reais based on the Central Bank of Brazil average selling rate as of the contract execution date. After this acquisition, CEMIG's interest on INFOVIAS will increase from 49.44% to 99.88%.

     II.   Capital Increase

           Capital increase from R$1,589,995 to R$1,621,538 through the issuance of new shares with capitalization of part of the capital reserve from the CRC account. The shareholders will receive a 1.98% bonus in new shares.

     III.  Change in minimum dividend criteria for the preferred shares

           The Company's Bylaws, Article 5, were changed and the preferred shares will be entitled to a minimum annual dividend equal to the greater of: (i) 10% of the preferred capital according to the Brazilian corporate law or (ii) 3% of the book value of the preferred shares.

     IV.  Issuance of debentures in the amount of R$90,000

           Issuance of CEMIG debentures (securities not convertible into shares of CEMIG and without any preference or guarantee), with final maturity in 25 years after issuance date and updated based on the IGP-M, in the total amount of R$90,000, for annual issuance of R$22,500 commencing in 2002. The funds to be obtained from this issuance must be deposited directly by CEMIG in a specific escrow account for Irape Power Plant construction on the specific dates for the payment of dividends and/or capital interest to Minas Gerais State Government.

                                                                         Item 1


26) STATEMENT OF CASH FLOWS

The individual (Company) and consolidated statements of cash flow are presented for additional analysis and are not required as part of the interim financial statements. The statements of cash flow are as follows:

                                                                     Consolidated                                  Company
                                                          -------------------------------------     --------------------------------
                                                                 Three months period                      Three months period
                                                                   Ended March 31,                          ended March 31,
                                                          -------------------------------------     --------------------------------
                                                                                   2001                                  2001
                                                                2002            Reclassified           2002           Reclassified
                                                          ---------------     -----------------     ------------     ---------------
CASH FLOWS FROM OPERATIONS:
 Net income (loss) for the period                               219,947               (12,510)         219,947            (12,510)
 Items no affecting cash -
   Depreciation and amortization                                132,423               126,098          128,502            123,233
   Special rate adjustment                                     (315,164)                    -         (315,164)                 -
   Purchase energy from MAE - suppliers                          42,986                     -           42,986                  -
   Electricity supply - long-term                               (32,272)                    -          (32,272)                 -
   Disposals of property, plant and equipment, net                6,464                29,833            6,464             29,693
   Equity in subsidiaries                                             -                     -           (1,450)            (4,367)
   Interest and monetary variations, net                        (78,657)                9,908          (78,794)             9,908
   Deferred income and social contribution taxes                 35,720               (13,348)          37,433            (13,296)
   Operational provisions                                        12,662               (31,658)          12,662            (31,658)
   Employee post-retirement benefits                             54,250                50,264           54,250             50,264
                                                          ---------------     -----------------     ------------     --------------
                                                                 78,359               158,587           74,564            151,267
                                                          ---------------     -----------------     ------------     --------------
   (Increase) Decrease in assets -

   Accounts receivable                                          (69,043)               10,494          (73,889)            11,512
   Consumers - Special rate adjustment                           42,769                     -           42.769                  -
   Recoverable taxes                                             57,273               (42,875)          57,095            (38,296)
   Other current assets                                          (6,017)              (20,229)          (4,327)           (19,466)
   Prepaid expenses - CVA                                       (29,709)                    -          (29,709)                 -
   Other noncurrent assets                                      (11,031)               (5,748)         (11,374)            (4,246)
                                                          ---------------     -----------------     ------------     --------------
                                                                (15,758)              (58,358)         (19,435)           (50,496)
                                                          ---------------     -----------------     ------------     --------------
   Increase (Decrease) in liabilities -

   Suppliers                                                     53,405               (18,616)          58,279           (21,388)
   Taxes payable                                                111,105               101,414          112,111             96,790
   Payroll and related charges                                  (13,572)               30,355          (13,579)            30,275
   Regulatory charges                                            (1,426)              (10,064)          (1,293)           (10,214)
   Loans and financing                                           27,353                78,027           30,066             78,027
   Employee post-retirement benefits                            (41,046)              (33,984)         (41,046)           (33,984)

   Electricity Rationing Plan - Bonus paid to consumers
     and certain adoption costs incurred in excess of
     surcharge  consumers                                       (78,780)                    -          (78,780)                 -
   Other                                                         (5,740)               19,179           (5,212)            19,140
                                                          ---------------     -----------------     ------------     --------------
                                                                 51,299               166,311           60,546            158,646
                                                          ---------------     -----------------     ------------     --------------
CASH PROVIDED BY OPERATING ACTIVITIES
                                                                113,900               266,540          115,675            259,417
                                                          ---------------     -----------------     ------------     --------------



                                                                                                                                28

                                                                                                                            Item 1


                                                                     Consolidated                              Company
                                                          -------------------------------------     --------------------------------
                                                                 Three months period                      Three months period
                                                                   Ended March 31,                          ended March 31,
                                                          -------------------------------------     --------------------------------
                                                                                   2001                                  2001
                                                                2002            Reclassified           2002           reclassified
                                                          ---------------     -----------------     ------------     ---------------
CASH FLOW FROM FINANCING ACTIVITY
 Proceeds from long-term financing                               18,445                52,271           18,445             52,271
 Payments on loans and financing                               (100,489)              (43,174)        (100,489)           (43,174)
 Special liabilities                                             28,213                67,598           28,213             67,598
 Advanced billings of electric power                            (15,716)              (14,178)         (15,716)           (14,178)
 Dividends and interest on capital                                 (421)                  (49)            (421)               (49)
                                                          ---------------     -----------------     ------------     ---------------
                                                                 (69,968)              62,468          (69,968)            62,468
                                                          ---------------     -----------------     ------------     ---------------

TOTAL CASH PROVIDED                                                43,932             329,008           45,707            321,885
                                                          ---------------     -----------------     ------------     ---------------


CASH USED IN INVESTING ACTIVITIES
   Additions to investments                                      (48,803)              (5,129)         (58,350)           (10,955)
   Increase in property, plant and equipment                     (83,440)            (150,080)         (81,085)          (139,123)
   Increase in deferred charges                                   (1,977)                (201)               -                  -
                                                          ---------------     -----------------     ------------     ---------------
                                                                (134,220)            (155,410)        (139,435)          (150,078)
                                                          ---------------     -----------------     ------------     ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                 (90,288)              173,598         (93,728)            171,807
                                                         ================     =================     =============    ===============

CHANGES IN CASH AND CASH EQUIVALENTS
   At beginning of the period                                    696,088              245,108          642,492            219,281
   At end of the period                                          605,800              418,706          548,764            391,088
                                                          ---------------     -----------------     ------------     ---------------
                                                                 (90,288)             173,598          (93,728)           171,807
                                                         ================     =================     =============    ===============



                                                             ***********



                                                                                                                                29

                                                                        Item 2


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS -- CEMIG
---------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF COMPANY OPERATIONS: FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002 COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income (Loss)

The Company had net income of R$219,947 in the three-month period ended March 31, 2002, equivalent to earnings of R$1.38 per thousand shares, compared to a net loss of R$12,510 in the three-month period ended March 31, 2001, equivalent to a loss of R$0.08 per thousand shares.

                         Change in accumulated results
                       (in thousands of Brazilian reais)

                               [OBJECT OMITTED]

[Comparison of the Company's change in accumulated results (in thousands of Brazilian reais) for the three-month period ended March 31, 2002 compared to the three-month period ended March 31, 2001.]

Electricity sales to final customers

Electricity sales to final customers decreased 1.69% in the three-month period ended March 31, 2002 compared to the three-month period ended March 31, 2001. This was the result of the 14.24% reduction in the volume of electricity sales to final customers, due primarily to sales decreases of 10.17%; 21.94% and 16.89% in the industrial, residential and commercial markets, respectively, reflecting the Electricity Rationing Plan in force in January and February of 2002. The decrease in the volume of sales was partially offset by a rate increase of 16.50% starting on April 8, 2001.


Special rate adjustment

In accordance with the General Agreement of the Electricity Sector, the Company recorded in the three-month period ended March 31, 2002, additional revenue for the special rate adjustment for billing losses from January and February, 2002 and the spot market (MAE) transactions in the amounts of R$122,462 and R$46,224 respectively. Additionally, the Company recorded additional income in the three-month period ended March 31, 2002, related to the 2001 billing losses revision made by ANEEL, in the amount of R$146,478. The total effect in the 2002 statement of income due to the recording of above mentioned amounts was R$ 315,164.

                                                                        Item 2


Operating costs and expenses

Since October 26, 2001, the differences between the sum of the uncontrollable costs (Parcel "A") considered in the computation for regular rate adjustment and the actual disbursements made by the Company will be compensated in subsequent regular rate adjustments and are recorded in current and noncurrent assets as prepaid expenses. Therefore, those expenses, in the amount of R$39,943, were excluded from the 2002 statement of income. They will be compensated in the April 2002 regular rate adjustment and in the subsequent regular rate adjustments.

Operating expenses increased 12.87% compared to the same period of the prior year, in the amount of R$106,408, principally as a result of increases in electricity purchased for resale and partially offset by a decrease in personnel expenses.

Personnel

Personnel expense decreased 20.66% in the three-month period ended March 31, 2002 compared with the three-month period ended March 31, 2001. This was the result of the recording of the Company's Voluntary Termination Program cost accrual, in the amount of R$30,015, in the income statement for the three-month period ended March 31, 2001. This expense did not occur in 2002.

                                                                       Three month period ended March 31,
                                                                  ------------------------------------------
                                                                          2002                 2001                 %
                                                                  ----------------------  ---------------   --------------
     Salary and related charges                                            133,633             127,814             4.55
     Post retirement benefits                                                7,160               7,068             1.30
     Welfare benefits                                                       13,777              19,084           (27.81)
                                                                  ------------------       -------------   --------------
                                                                           154,570             153,966             0.39
     Amounts transferred to construction costs                             (24,145)            (17,392)           38.83
                                                                  ------------------       -------------   --------------
                                                                           130,425             136,574            (4.50)
     Voluntary Termination Program                                           1,753              30,015           (94.16)
                                                                  ------------------       -------------   --------------
                                                                           132,178             166,589           (20.66)
                                                                  ==================       =============   ==============

Electricity purchased for resale
Electricity purchased for resale increased 54.92% due basically to the increase of expenses for energy purchased in the spot market (MAE), accrued for the three-month period ended March 31, 2002, in the amount of R$104,005. In the prior year period, since the information related to spot market (MAE) transactions was not available, the expenses relating to energy traded on the spot market were recorded only on December 31, 2001.

Outside services
These expenses increased 8.97% mainly due to the adjustment of the price index of service contracts, related to meter reading, delivery of bills to consumers and collection services.

Employee post-retirement benefits
Employee post-retirement benefit expenses refer basically to the accrual of the net periodic cost, defined by an independent actuarial computation.

Financial income (expenses)

The main factors that impacted the financial items are as follows:

   o Significant decrease in exchange variation expense due to a lower devaluation of the Real against the U.S. dollar. In the three-month period ended March 31, 2002, the Brazilian real devaluated 0.14%, compared to 10.55% devaluation in the same period of 2001.
   o An increase in the financial income as a result of the monetary updating on the special rate adjustment, based on the SELIC (Central Bank overnight rate), in the amount of R$62.340.
   o An increase in income from temporary cash investments due to higher cash volume in 2002.

                                                                        Item 2



Other non-operating expenses, net

The non-operating expense decrease due to higher losses related to economic feasibility studies and projects in the three-month period ended in March 31, 2001.

                                                                        Three month period ended March 31,
                                                                   ---------------------------------------------
                                                                           2002                    2001                 %
                                                                   ----------------------   --------------------  --------------
Net losses on deactivation and disposal of assets                                (3,373)                (4,919)         (31.43)
FORLUZ - Administrative costs                                                    (2,198)                (2,224)          (1.17)
Losses on projects, studies and other                                            (1,406)               (15,591)         (90.98)
                                                                   ----------------------   --------------------  --------------
                                                                                 (6,977)               (22,734)         (69.31)
                                                                   ======================   ====================  ==============

Income and social contribution taxes

In the three-month period ended March 31, 2002, CEMIG recorded income taxes expenses of R$114,463, representing 33.81% on pre-tax income compared to credit of R$9,198 representing 57.42% of pre-tax loss in the three-month period ended March 31, 2001.

Employee profit sharing

The employees' share in 2002 profits will be defined by a specific labor agreement. The estimate reserve recorded in this period was based on the minimal profit sharing recorded in prior years.

                                                                        Item 2


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS of Results of consolidated Operations:
FOR THE three-Month Period Ended march 31, 2002 Compared to THE three-Month Period Ended MARCH 31, 2001

Management's discussion and analysis of results of the Company operations also substantially covers the results of consolidated operations for the periods presented.

                                                                         Item 2


(Convenience Translation into English from the Original Previously Issued in Portuguese)


                               FINANCIAL DRIVERS
                           (Unaudited Information)

SHARE VALUE

(Expressed in Brazilian reais per thousand shares)
----------------------- --------------- ------------------------------ ----------------------------- ----------------------------
Item                         Unit              March 31, 2002               December 31, 2001              March 31, 2001
----------------------- --------------- ------------------------------ ----------------------------- ----------------------------
Book value                                                      44.81                         43.43                        41.73
----------------------- --------------- ------------------------------ ----------------------------- ----------------------------
Market value            Common                                  32.11                         31.50                        26.00
                        Preferred                               34.60                         33.00                        27.40
----------------------- --------------- ------------------------------ ----------------------------- ----------------------------


LIQUIDITY (excluding special liabilities)

--------------------------- ----------- ------------------------------ ----------------------------- ----------------------------
Item                           Unit            March 31, 2002               December 31, 2001              March 31, 2001
--------------------------- ----------- ------------------------------ ----------------------------- ----------------------------
Current ratio                 Ratio                              0.80                          0.94                         0.78
--------------------------- ----------- ------------------------------ ----------------------------- ----------------------------
Overall liquidity             Ratio                              0.87                          0.83                         0.71
--------------------------- ----------- ------------------------------ ----------------------------- ----------------------------

DEBT LEVEL (excluding special liabilities)

--------------------------------- ---------- ------------------------- ----------------------------- ----------------------------
Item                                Unit          March 31, 2002            December 31, 2001              March 31, 2001
--------------------------------- ---------- ------------------------- ----------------------------- ----------------------------
Total assets(1)                       %                         42.73                         42.75                        37.87
--------------------------------- ---------- ------------------------- ----------------------------- ----------------------------
Shareholders' equity                  %                         89.88                         90.14                        73.10
--------------------------------- ---------- ------------------------- ----------------------------- ----------------------------
Permanent assets                      %                         67.92                         66.06                        51.77
--------------------------------- ---------- ------------------------- ----------------------------- ----------------------------


PROFITABILITY (excluding special liabilities)

------------------------------------- ---------- --------------------------- ----------------------------- ------------------------
Item                                    Unit           March 31, 2002             December 31, 2001            March 31, 2001
------------------------------------- ---------- --------------------------- ----------------------------- ------------------------
Shareholders' equity                      %                            3.09                          6.92                   (0.19)
------------------------------------- ---------- --------------------------- ----------------------------- ------------------------
Operating margin                          %                           22.91                         19.29                   15.43
------------------------------------- ---------- --------------------------- ----------------------------- ------------------------
Net margin                                %                           18.17                         10.14                   (1.35)
------------------------------------- ---------- --------------------------- ----------------------------- ------------------------
Return   on   property,   plant  and
equipment                                 %                            2.53                          5.47                   (0.14)
------------------------------------- ---------- --------------------------- ----------------------------- ------------------------


                                                       OPERATIONAL INDICES

INSTALLED CAPACITY

------------------------------------------ ----------------------------------- --------------------------------------------------
                                                     March 31, 2002                             March 31, 2001
------------------------------------------ ----------------------------------- --------------------------------------------------
Installed capacity (in MW)                                              5,675                                              5,632
------------------------------------------ ----------------------------------- --------------------------------------------------


EFFICIENCY

------------------------------------------ ------------- ------------------------------------------------------------------------
                                                                            For the three-month period ended
------------------------------------------ ------------- ------------------------------------------------------------------------
Item                                           Unit                March 31, 2002                      March 31, 2001
------------------------------------------ ------------- ----------------------------------- ------------------------------------
MWh per employee                               MWh                                      718                                  816
------------------------------------------ ------------- ----------------------------------- ------------------------------------
Consumers per employee                         No.                                      482                                  443
------------------------------------------ ------------- ----------------------------------- ------------------------------------

                                                                                                                            Item 2


SERVICE QUALITY

---------------------------------------------------------- ----------- ------------------------------------------------------------
                                                                                      For the three-month period ended
---------------------------------------------------------- ----------- ------------------------------------------------------------
Item                                                           Unit            March 31, 2002                March 31, 2001
---------------------------------------------------------- ----------- ----------------------------- ------------------------------
Average time needed to restore electricity                     Hours                           4.97                           4.40
---------------------------------------------------------- ----------- ----------------------------- ------------------------------
Electricity outage time - average per consumer
                                                               Hours                           4.09                           3.60
---------------------------------------------------------- ----------- ----------------------------- ------------------------------
Outages experienced - average per consumer
                                                                No.                            2.35                           2.13
---------------------------------------------------------- ----------- ----------------------------- ------------------------------

AVERAGE RATE

  (Expressed in Brazilian reais per MWh)

------------------------------------------ --------------------------------------------------------------------------------------
                                                                     For the three-month period ended
------------------------------------------ ------------------------------------------- ------------------------------------------
Description                                              March 31, 2002                             March 31, 2001
------------------------------------------ ------------------------------------------- ------------------------------------------
Industrial                                                                     89.86                                      75.63
------------------------------------------ ------------------------------------------- ------------------------------------------
Residential                                                                   254.13                                     233.71
------------------------------------------ ------------------------------------------- ------------------------------------------
Commercial                                                                    217.41                                     183.97
------------------------------------------ ------------------------------------------- ------------------------------------------
Rural                                                                         150.44                                     123.15
------------------------------------------ ------------------------------------------- ------------------------------------------
Others                                                                        142.18                                     123.47
------------------------------------------ ------------------------------------------- ------------------------------------------
Final Consumers                                                               138.63                                     124.12
------------------------------------------ ------------------------------------------- ------------------------------------------


SHAREHOLDERS WHICH OWN MORE THAN 5% OF VOTING CAPITAL AS OF MARCH 31, 2002

---------------------------------------------------------------------------------------------------------------------------------
                                                                      SHAREHOLDERS

                           ------------------------------------------------------------------------------------------------------
                                     Minas Gerais
Number of shares                   State Government              %         Southern Electric Brasil Part. Ltda.          %
---------------------------------------------------------------------------------------------------------------------------------
Common                                      35,413,734,262     50.96                               22,908,484,893        32.96
---------------------------------------------------------------------------------------------------------------------------------
Preferred                                    1,850,550,863      2.07                                            -            -
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                       37,264,285,125     23.44                               22,908,484,893        14.41
---------------------------------------------------------------------------------------------------------------------------------




                               SOUTHERN ELECTRIC BRASIL PARTICIPACOES LTDA. OWNERS AS OF MARCH 31, 2002

-------------------------------------------------------------------------------------------------------
   Item                        Name                             Number of Quotas              %
-------------------------------------------------------------------------------------------------------
    1                    Cayman Energy Traders                   321,480,876            91.75
-------------------------------------------------------------------------------------------------------
    2                    524 Participacoes S/A                   28,913,419             8.25
-------------------------------------------------------------------------------------------------------

                     1 - Foreign Company
                     2 - Registered Company. Fundo Opportunity Alfa FIA has 99.99% of the 8.25%.

                                                                                                                           Item 2


        CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS
           AND FISCAL COUNCIL MEMBERS INTEREST AS OF MARCH 31, 2002

 --------------------------------------------------------------------------------------------------------------------------------
                                  NAME                                                      NUMBER OF SHARES
 --------------------------------------------------------------------------------------------------------------------------------
                                                                                Common                          Preferred
 --------------------------------------------------------------------------------------------------------------------------------
   CONTROLLING SHAREHOLDER
 --------------------------------------------------------------------------------------------------------------------------------
   Minas Gerais State Government                                                 35,416,837,353                 2,971,417,216
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
   BOARD OF DIRECTORS
 --------------------------------------------------------------------------------------------------------------------------------
   Djalma Bastos de Morais                                                                    -                        13,140
 --------------------------------------------------------------------------------------------------------------------------------
   Geraldo de Oliveira Faria                                                                  -                         5,752
 --------------------------------------------------------------------------------------------------------------------------------
   Alexandre de Paula Dupeyrat Martins                                                   10,000                             1
 --------------------------------------------------------------------------------------------------------------------------------
   Antonio Adriano Silva                                                                      -                             1
 --------------------------------------------------------------------------------------------------------------------------------
   Ayres Augusto Alvares da Silva Mascarenhas                                            10,000                     1,400,000
 --------------------------------------------------------------------------------------------------------------------------------
   Claudio Jose Dias Sales                                                                    1                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Oderval Esteves Duarte Filho                                                           5,000                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Nelcy Pereira Pena                                                                         -                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Sergio Lustosa Botelho Martins                                                         5,000                             -
 --------------------------------------------------------------------------------------------------------------------------------
   David Travesso Neto                                                                        1                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Ataide Vilela                                                                              -                             1
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
   EXECUTIVE OFFICERS
 --------------------------------------------------------------------------------------------------------------------------------
   Djalma Bastos de Morais                                                                    -                        13,140
 --------------------------------------------------------------------------------------------------------------------------------
   Guy Maria Villela Paschoal                                                             2,799                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Aloisio Marcos Vasconcelos Novais                                                          -                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Stalin Amorim Duarte                                                                       -                       104,472
 --------------------------------------------------------------------------------------------------------------------------------
   Cristiano Correa de Barros                                                                 1                     1,300,000
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
   FISCAL COUNCIL

 --------------------------------------------------------------------------------------------------------------------------------
   Joao Pedrosa Castello                                                                      -                        12,399
 --------------------------------------------------------------------------------------------------------------------------------
   Aristoteles Luiz Menezes Vasconcellos Drummond                                             -                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Luiz Otavio Nunes West                                                                     -                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Jorge Michel Lepeltier                                                                     -                             -
 --------------------------------------------------------------------------------------------------------------------------------
   Ronald Gastao Andrade Reis                                                                 -                             -
 --------------------------------------------------------------------------------------------------------------------------------


                                NUMBER OF SHARES AVAILABLE ON MARKET AS OF MARCH 31,2002

-------------------------------------------------------------------------------------------------------------------
          Common               %              Preferred              %                Total                 %
-------------------------------------------------------------------------------------------------------------------
          34,078,640,578       49              86,464,819,612       97              120,543,460,190         76
-------------------------------------------------------------------------------------------------------------------

                                                                        Item 3

Companhia Energetica de Minas Gerais - CEMIG



Consolidated Financial Statements

March 31, 2002

                                                                                                                            Item 3


                                            COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                                                     CONSOLIDATED BALANCE SHEETS
                                                MARCH 31, 2002 AND DECEMBER 31, 2001

                                                  (Expressed in millions of reais)


                                                             A S S E T S

                                                                                                                  December 31,
                                                                                                March 31,             2001
                                                                                                 2002              (Audited)
                                                                                             --------------     ----------------
CURRENT ASSETS:
   Cash and cash equivalents (note 6)                                                               161                   218
   Restricted investments (note 7)                                                                  628                   602
   Accounts receivable, net (note 8)                                                                546                   485
   Accounts receivable - Use of basic transmission network                                           17                    18
   Deferred regulatory assets (note 3)                                                              297                   259
   Recoverable taxes                                                                                 29                    86
   Other                                                                                             65                    84
                                                                                                 ------                ------
                                                                                                  1,743                 1,752
                                                                                                 ------                ------
INVESTMENTS (note 10)                                                                               492                   437
                                                                                                 ------                ------
PROPERTY, PLANT AND EQUIPMENT, NET (note 11)                                                      9,727                 9,841
                                                                                                 ------                ------

OTHER ASSETS:
   Marketable securities  - Available for sale                                                       75                    70
   Restricted investments (note 7)                                                                   18                    18
   Deferred regulatory assets (note 3)                                                            1,434                 1,245
   Receivable from Federal  Government in respect of bonus paid and
       rationing adoption costs incurred (note 4)                                                   202                   123
   Deferred income taxes, net (note 5)                                                               15                     -
   Account receivable from State Government (note 9)                                                489                   451
   Other                                                                                            144                   125
                                                                                                 ------                ------
                                                                                                  2,377                 2,032
                                                                                                 ------                ------
                                        Total assets                                             14,339                14,062
                                                                                                 -=====                -=====


                     The accompanying condensed notes are an integral part of these consolidated balance sheets.



                                                               F - 2

                                                                                                      Item 3


                                COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                                         CONSOLIDATED BALANCE SHEETS
                                    MARCH 31, 2002 AND DECEMBER 31, 2001

                        (Expressed in millions of reais, unless otherwise indicated)

                      L I A B I L I T I E S  A N D  S H A R E H O L D E R S'  E Q U I T Y

                                                                                               December 31,
                                                                               March 31,           2001
                                                                                 2002           (Audited)
                                                                              ----------      -------------
CURRENT LIABILITIES:
   Accounts payable to suppliers (note 12)                                          1,080             945
   Payroll and related charges                                                         83              97
   Taxes payable (note 13)                                                            203             219
   Dividends and interest on capital                                                   95             105
   Current portion of long-term financing (note 14)                                   524             451
   Regulatory charges payable                                                          50              52
   Advanced billings of electric power                                                 27              42
   Employee profit sharing                                                             42              35
   Other                                                                               56              65
                                                                                ---------       ---------
                                                                                    2,160           2,012
                                                                                ---------       ---------
LONG-TERM LIABILITIES:
   Long-term financing (note 14)                                                    1,940           2,029
   Taxes payable (note 13)                                                            129               -
   Employee post-retirement benefits (note 15)                                      1,644           1,627
   Deferred income taxes, net (note 5)                                                  -              46
   Accrued liability for contingencies (note 16)                                      329             319
   Accounts payable to suppliers (note 12)                                            418             364
   Surcharge applied to consumers (note 4)                                             26              26
   Other                                                                              103              93
                                                                                ---------         -------
                                                                                    4,589           4,504
                                                                                ---------         -------
MINORITY INTEREST                                                                       3               3
                                                                                ---------         -------
SHAREHOLDERS' EQUITY:
    Capital stock

      Preferred - 89,436,237 thousand shares authorized, issued and
         outstanding as of March 31, 2002 and December 31, 2001                       786             786
      Common - 69,495,478 thousand shares authorized, issued and
         outstanding as of March 31, 2002 and December 31, 2001                       610             610
                                                                                ---------         -------
                                                                                    1,396           1,396
   Additional paid-in capital                                                       3,170           3,170
   Appropriated retained earnings                                                   3,133           3,133
   Unappropriated retained earnings                                                   120              79
   Accumulated other comprehensive loss                                              (232)          (235)
                                                                                 --------          ------
                                                                                    7,587           7,543
                                                                                 --------          ------
                         Total liabilities and shareholders' equity                14,339          14,062
                                                                                 ========          ======


         The accompanying condensed notes are an integral part of these consolidated balance sheets.

                                                                                                                              Item 3



                                            COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                                CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
                                      (LOSS) FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                (Expressed in millions of reais, except share and per share amounts)

                                                                                                   Three months ended
                                                                                                       March 31,
                                                                                         -----------------------------------------
                                                                                              2002                   2001
                                                                                         -----------------     ------------------
NET OPERATING REVENUES:
   Electricity sales to final customers (note 18)                                                    1,141                  1,194
   Regulatory extraordinary rate adjustment (note 3)                                                   115                      -
   Electricity sales to the interconnected power system (note 18)                                      100                      8
   Use of basic transmission network                                                                    38                     37
   Other operating revenues                                                                             34                     33
   Taxes on revenues (note 18)                                                                        (295)                  (302)
                                                                                         -----------------     ------------------
           Total net operating revenues                                                              1,133                    970
                                                                                         -----------------      ------------------
OPERATING COSTS AND EXPENSES:
   Electricity purchased for resale (note 19)                                                         (433)                  (232)
   Natural gas purchased for resale                                                                    (18)                   (18)
   Use of basic transmission network                                                                   (65)                   (66)
   Depreciation and amortization                                                                      (165)                  (158)
   Personnel                                                                                          (126)                  (160)
   Regulatory charges (note 19)                                                                       (117)                  (112)
   Third-party services                                                                                (50)                   (47)
   Employee post-retirement benefits (note 15)                                                         (66)                   (75)
   Materials and supplies                                                                              (16)                   (17)
   Other (note 19)                                                                                     (55)                   (52)
                                                                                         -----------------      ------------------
           Total operating costs and expenses                                                       (1,111)                  (937)
                                                                                         -----------------      ------------------
           Operating income                                                                             22                     33
                                                                                         -----------------      ------------------
FINANCIAL INCOME (EXPENSES), NET (note 20):                                                             35                    (92)
                                                                                         -----------------      ------------------
           Income (loss) before income taxes                                                            57                    (59)

INCOME TAXES -  benefit (expense) (note 5)
   Current                                                                                             (77)                    34
   Deferred                                                                                             61                     13
                                                                                         -----------------      ------------------
                                                                                                       (16)                    47
                                                                                         -----------------      ------------------
NET INCOME (LOSS)                                                                                       41                    (12)

OTHER COMPREHENSIVE INCOME
Unrealized gains on available-for-sale security                                                          5                     13
Income taxes                                                                                            (2)                    (4)
                                                                                         -----------------      ------------------
                                                                                                         3                       9
                                                                                         -----------------      ------------------
COMPREHENSIVE INCOME (LOSS)                                                                             44                     (3)
                                                                                               ===========            ============
Weighted average number of common and preferred shares outstanding during  the
    period (thousands) for basic earnings (loss) per thousand shares                           158,931,715            158,931,715
                                                                                               ===========            ===========
Basic earnings (loss) per thousand common and preferred shares - In reais                             0.26                  (0.08)
                                                                                               ===========            ===========
Weighted average number of common and preferred shares outstanding during the
    period (thousand) for diluted earnings (loss) per thousand shares                          159,090,872            158,931,715
                                                                                               ===========            ============
Diluted earnings (loss) per thousand common and preferred shares - In reais                           0.26                  (0.08)
                                                                                               ===========            ===========


                 The accompanying condensed notes are an integral part of these consolidated financial statements.

                                                                        Item 3



                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                       (Expressed in millions of reais)

                                                         Three months ended
                                                              March 31,
                                                    --------------------------
                                                       2002            2001
                                                    ----------      ----------
CAPITAL STOCK:
     Preferred shares                                     786              786
     Common shares                                        610              610
                                                    ----------      ----------
                                                         1,396           1,396
                                                    ----------      ----------
ADDITIONAL PAID-IN CAPITAL                               3,170           3,170
                                                    ----------      ----------
APPROPRIATED RETAINED EARNINGS:
   Fiscal incentive investment reserve-
     Balance                                                45              41
                                                    ----------      ----------
    Rate shortfall reserve-
      Balance                                            2,680           2,680
                                                    ----------      ----------
    Unrealized income reserve-
      Balance                                              314             484
                                                    ----------      ----------
    Legal reserve-
      Balance                                               94              94
                                                    ----------      ----------
                                                         3,133           3,299
                                                    ----------      ----------
UNAPPROPRIATED RETAINED EARNINGS:
   Balance, beginning of the period                         79             735
   Net income (loss)                                        41             (12)
                                                    ----------      ----------
   Balance, end of the period                              120             723
                                                    ----------      ----------

ACCUMULATED OTHER COMPREHENSIVE LOSS:
   Balance, beginning of the period                       (235)           (438)
   Other comprehensive income                                3               9
                                                    ----------      ----------
   Balance, end of the period                             (232)           (429)
                                                    ----------      ----------
   Shareholders' equity at end of the period             7,587           8,159
                                                    ==========     ===========


  The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                                                             Item 3


                                                                                                        Page 1 of 2

                                    COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                          (Expressed in millions of reais)

                                                                                         Three months ended
                                                                                             March 31,
                                                                                -----------------------------------
                                                                                       2002                2001
                                                                                --------------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                                       41                  (12)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities-
     Depreciation and amortization                                                        165                  158
     Deferred regulatory assets                                                          (170)                   -
     Monetary variation and exchange rate variation loss
      (gain)                                                                              (51)                  16
     Loss on disposal of property, plant and equipment                                      6                   29
     Employee post-retirement benefits                                                     17                   34
     Provision for contingencies and doubtful accounts
       receivable                                                                          24                  (19)
     Deferred income taxes                                                                (61)                 (13)
     Other                                                                                  6                    3

   Decrease (increase) in operating assets-
      Accounts receivable                                                                 (69)                   9
      Recoverable taxes                                                                    57                  (43)
      Receivable from Federal Government in respect of bonus
          paid and rationing adoption costs incurred, net of
          surchage applied to consumers                                                    79                    -
      Deferred regulatory assets                                                           29                    -
      Other                                                                                (3)                  12

   Increase (decrease) in operating liabilities-
     Accounts payable to suppliers                                                        117                  (22)
     Payroll and related charges                                                          (14)                  31
     Taxes payable                                                                        103                   57
     Regulatory charges payable                                                            (2)                 (11)
     Advanced billings of electric power                                                  (15)                 (15)
     Accrued interest on long-term financing                                               30                   76
     Receivable from Federal Government in respect of bonus
         paid and rationing adoption costs incurred, net of
         surcharge applied to consumers                                                   (79)                   -
     Other                                                                                  -                    9
                                                                                    ---------            ---------
                 Net cash provided by operating activities                                131                  299
                                                                                    =========            =========



                                                           F - 6

                                                                                                             Item 3

                                                                                                        Page 2 of 2


                                                                                          Three months ended
                                                                                              March 31,
                                                                                ----------------------------------
                                                                                      2002               2001
                                                                                --------------       -------------


CASH FLOWS FROM INVESTING ACTIVITIES:
   Restricted short-term investments                                                      (26)                 (36)
   Acquisition of new investments                                                         (55)                 (10)
   Acquisition of property, plant and equipment                                           (57)                 (85)
                                                                                --------------        -------------
                 Net cash used in investing activities                                   (138)                (131)
                                                                                --------------        -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term financing                                           18                   89
   Repayment of long-term financing                                                       (68)                 (43)
   Dividends and interest paid on capital                                                   -                   (1)
                                                                                --------------        -------------
                 Net cash provided by (used in)  financing activities                     (50)                 45
                                                                                --------------        -------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                      (57)                213
                                                                                ==============        =============

CASH AND CASH EQUIVALENTS:
   Beginning of the period                                                                218                  236
   End of the period                                                                      161                  449
                                                                                -------------        -------------
                                                                                          (57)                 213
                                                                                =============        =============
SUPPLEMENTARY CASH FLOW DISCLOSURE:
   Taxes paid - income and social contribution taxes                                       31                   15
   Interest paid, net of interest capitalized                                              26                   12


          The accompanying condensed notes are an integral part of these consolidated financial statements.

                                                                        Item 3

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

           CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2002

     (Amounts expressed in millions of reais, unless otherwise indicated)

1. THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company") is a partly state-owned company (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil ("Brazil") and controlled by the government of the State of Minas Gerais (the "State Government"). The Company's principal business activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy. The Company also conducts business in certain related activities.

As a concessionaire of electric utility services, the Company is subject to regulations set by the Agencia Nacional de Energia Eletrica (the Brazilian National Electric Energy Agency or "ANEEL"), an agency of the Brazilian Federal Government (the "Federal Government").

The following are the Company's operational subsidiaries as of March 31, 2002:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located on the premises of Usinas Siderurgicas de Minas Gerais - USIMINAS, a large steel manufacturer;

o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.17% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. In 1993, GASMIG was granted a 30-year concession by the State Government to perform these activities; and

o Empresa de Infovias S.A. ("Infovias") (49.44% interest) - Its principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items. The Company acquired Infovias' control in June, 2002, through the acquisition of shares from AES Forca e Empreendimentos Ltda.

Additionally, the Company has a 100% interest in each of the following pre-operational subsidiaries:

o Horizontes Energia S.A. - Its principal activities will be the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, both located in the State of Minas Gerais, and Salto Voltao and Salto do Passo Velho hydroelectric power plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, Horizontes Energia S.A. during the third quarter of 2002.

                                                                        Item 3



o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. - Their principal activities will be the production and sale of electric energy, as independent power producers.

o Efficientia S.A. - Its principal activities will be rendering efficiency, optimization and energy solutions services, and rendering operation and management services in energy supply facilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company's financial statements therefore include various estimates concerning (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable, deferred tax assets and account receivable from State Government, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, (v) estimates of employee post-retirement benefit obligations and other similar evaluations.

The interim financial statements as of and for the three months ended March 31, 2002 and 2001 have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting practices applied by CEMIG in its statutory financial statements that are prepared and filed in accordance with the rules of the Brazilian Securities Commission (the "CVM"). The interim financial statements were prepared on a basis consistent with the financial statements as of and for the year ended December 31, 2001.

The interim financial statements included in this report have been prepared by the Company without audit. In the opinion of management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the operating results for the full year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for each of the years in the three-year period ended December 31, 2001 contained in CEMIG's Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on March 26, 2003 (Registration No. 1-15224).

The consolidated financial statements for the year ended December 31, 2001 and for the three-month period ended March 31, 2002 includes the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina Termica Ipatinga S.A. and Companhia de Gas de Minas Gerais - GASMIG.

3. DEFERRED REGULATORY ASSETS

An emergency energy-rationing program (the "Energy Rationing Plan") was created by the Federal Government's Executive Order No. 2148, of May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil's hydroelectric facilities had returned to normal.

As a result of the Energy Rationing Plan, many electric generation and distribution companies in Brazil, including CEMIG, experienced a reduction in their profit margins, as their physical and personnel structures could not be reduced in line with the consumption reduction quotas imposed. Thus, they continued incurring fixed costs without earning corresponding revenue.

                                                                        Item 3



In December 2001, the Federal Government and the electric utilities in Brazil affected by the Energy Rationing Plan signed an industry-wide agreement (the General Agreement of the Electricity Sector or the "General Agreement" or the "Agreement") to regain the financial-economic equilibrium of the existing concession contracts and recover revenues relating to the period during which the Energy Rationing Plan was in effect.

The Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective, additional Parcel "A" costs for the period from January 1, 2001 to October 25, 2001 and costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or "MAE") up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

     I. an increase of 2.90% for rural and residential consumers (excluding low-income consumers), lighting streets and high-tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and fulfill certain criteria, related to charge and demand energy factors which were determined by ANEEL's Resolution No. 130, dated April 30, 2002.

     II.  an increase of 7.90% for all other consumers.

According to ANEEL's Resolution No. 484, of August 29, 2002, the extraordinary rate adjustment for CEMIG is to be in force for a maximum period of 82 months, as from January 2002 and bearing interest equivalent to the SELIC interest rate (Brazilian benchmark interest rate). The Company recorded a provision for loss on deferred regulatory assets, in the amount of R$156 as of March 31, 2002, considering its recoverability projections for the 82-month recovery period allowed to the Company by ANEEL. The deferred regulatory assets are periodically compared with the Company's recoverability projections, which are constantly reviewed by Management, according to market conditions, changes in regulation and other similar events. The balance of the provision is adjusted accordingly.

The special rate adjustment mentioned will be used in the compensation of the following items:

                                                                                                                      December 31,
                                                                                                   March 31.              2001
                                                                                                     2002               (Audited)
                                                                                                  -----------        -------------
             Revenue losses (expected to be recovered within 24 months)
                incurred during the rationing period                                                   418                   398
              Additional Parcel "A" costs:
                  - Period from January 1, 2001 to October 25, 2001                                    285                   273
                  - Period from October 26, 2001 and thereafter                                        189                   139
             Recording of energy transactions on the MAE                                               995                   844
                                                                                                    ------               -------
                                                                                                     1,887                 1,654
             ( - ) Provision for loss on deferred regulatory assets
                (computed based on an 82-month period)                                                (156)                 (150)
                                                                                                    ======               =======
                                                                                                     1,731                 1,504

             Current assets                                                                            297                   259
             Other assets                                                                            1,434                 1,245

During the three-month period ended March 31, 2002, the Company collected R$53 as a result of application of the extraordinary rate adjustment.

The VAT related to the rationing program revenue, amounting to R$297 as of March 31, 2002 (R$301 as of December 31, 2001), only becomes an obligation to be recorded in the financial statements once the customers are billed; therefore, no provision related to this tax was recorded. The Company passes all VAT amounts received from customers on to the State Government.

                                                                        Item 3



a) Recovery of revenue losses incurred during the Energy Rationing Plan

Although CEMIG's total revenue losses were R$877 as of March 31, 2002 (R$724 as of December 31, 2001), CEMIG recorded a regulatory asset on a U.S. GAAP basis in the amount of R$418 as of March 31, 2002 (R$398 as of December 31, 2001), in accordance with consensus described on Emerging Issues Task Force - EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the asset.

The accrued amount related to this asset, which will be reimbursed through the special rate adjustment is monetarily restated based on SELIC from January 1, 2002 until collection.

b) Recovery of additional Parcel "A" costs

ANEEL Resolution No. 90, dated February 18, 2002, established procedures for the compensation of some Parcel "A" costs for the period from January 1, 2001 to October 25, 2001. The base amount to be reimbursed is equal to the difference between the Parcel "A" costs actually incurred and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment prior to the Energy Rationing Plan. This amount will bear interest at the SELIC rate from the day that the actual cost was paid until the date of compensation.

On October 25, 2001, the Federal Government, through Executive Act No. 296, created a tracking account mechanism to control the variation of Parcel "A" costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel "A" costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel "A" costs used for purposes of computing the annual rate adjustment as from April 8, 2001.

The amounts determined for the period from October 26, 2001 and thereafter are recorded as a deferred regulatory asset, as follows:

                                                              Values to be      Values to be                             Total
                                                              compensated       compensated           Total            December 31,
                     Parcel "A" Items                         until April,      after April,        March 31,             2001
                                                                  2003              2004              2002             (Audited)
                                                             ------------       ------------        ---------         -------------

System service charges                                                 -               102                102                 84
Itaipu Binacional electricity purchase rate                           61                 -                 61                 35
Itaipu Binacional electricity transport rate                           2                 -                  2                  1
Fuel usage quota - CCC                                                 7                 -                  7                 11
Rate for use of basic transmission
     netowrk                                                          15                 -                 15                  8
Charges for use of water resources                                     2                 -                  2                  -
                                                                    -----             -----             -----              -----
                                                                      87                102               189                139
                                                                     ====             =====             =====              =====

The Company recorded System service charges related to the period from September 2000 to March 2002, which are expected to be paid in 2003, in accordance with information provided by the MAE.

c) Energy transactions on the MAE and other

(c.1) Recording of energy transactions on the MAE and other

During the period of the Energy Rationing Plan in Brazil, electricity utilities, including CEMIG, made a substantial number of energy purchases on the spot market through the MAE in order to supply their customers. During this period, the prices for spot market energy were often significantly higher than the prices set forth in initial energy purchase contracts.

                                                                        Item 3



Costs related to energy sold on the MAE are being prorated among consumers supplied by the Brazilian interconnected power system through an extraordinary rate adjustment, as from January 2002. The amount to be passed along to consumers through the rate adjustment is calculated based on the amount of energy purchased on the MAE during the period from May 1, 2001 until the end of the rationing period, and equals the difference between the energy purchase price on the MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to MAE energy purchases at a price less than or equal to R$49.26/MWh.

(c.2) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled 50% of its outstanding obligations relating to MAE transactions. In connection with this settlement, CEMIG disbursed R$335 to the MAE agents.

The funds required for this settlement were obtained through a loan agreement dated February 7, 2003 between the Company and BNDES.

CEMIG is required to settle the additional outstanding MAE amounts after the completion of a review that will be performed by independent auditors on data provided by MAE to the concessionaires. Under the General Agreement, BNDES must provide additional financing in connection with such additional settlement.

This independent review, as well as the outcome of certain judicial claims brought by market participants (including CEMIG) concerning the interpretation of the market rules in force, may result in the recalculation of the transaction data figures previously provided by MAE. Such a recalculation may impact the Company's future results of operations and cash flows.

4. BONUS PAID, SURCHARGES AND RATIONING ADOPTION COSTS INCURRED

Through Federal Government Executive Act No. 2,152-2, dated June 1, 2001, the Federal Government determined that residential consumers whose electric energy consumption was lower than the target consumption levels during the period of the Energy Rationing Plan would be entitled to receive a bonus, limited to their electric energy invoice amount, and that all consumers whose consumption exceeded the target would be subject to surcharges, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Rationing Program involving the bonus, surcharge and related costs. The related balances as of March 31, 2002 are as follows:

     Other Assets
     Receivable from Federal Government in respect of bonus paid to consumers
       that consumed less than the target consumption                                        182
     Receivable from Federal Government in respect of costs related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on
       consumer rates                                                                         20
                                                                                            -----
                                                                                             202

     Long-term Liabilities
     Surcharge applied to consumers that consumed more than the target
       consumption                                                                           (26)
                                                                                            -----
     Net receivable from Federal Government in respect of bonus paid to consumers and related costs in excess of the surcharge applied to
       consumers                                                                             176
                                                                                            =====

In 2002, the Company recorded additional reimbursable bonuses and costs related to the Energy Rationing Plan of R$74 and R$13, respectively.

                                                                        Item 3



In the second half of 2002, upon ANEEL approval, CEMIG received approximately R$132 in reimbursement for consumer bonuses paid.

The remaining net amount to be received by CEMIG, of approximately R$24, is under negotiation with ANEEL. The surcharges represented by this amount were not billed or collected from the consumers as they are currently the subject of a judicial dispute. Management does not expect losses relating to the realization of this outstanding amount.

According to ANEEL Resolution No. 600, dated October 31, 2002, operational costs of approximately R$32 related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer tariffs will be reimbursed upon approval by ANEEL.

5. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 8% for social contribution tax at March 31, 2002 and 2001. On December 30, 2002, the Federal Government issued Law No. 10,637 that determines the increase on the social contribution tax rate from 8% to 9%, beginning on January 1, 2003.

(a) Income tax reconciliation

The amounts reported as income tax (expense) benefit in the financial statements are reconciled to the statutory rates as follows:

                                                                                               Three months ended
                                                                                                   March 31,
                                                                                 ----------------------------------------------
                                                                                         2002                     2001
                                                                                 -------------------     ----------------------
   Income (loss) before income taxes                                                       57                     (59)
                                                                                         ====                     ====
   Income taxes - 33% rate                                                                (19)                      19
   Effects of:
      Special liabilities amortization                                                      8                        7
      Social contribution on depreciation                                                  (2)                      20
      Rate difference                                                                      (1)                       1
      Others                                                                               (2)                       -
                                                                                         ----                     ----
   Tax (expense) benefit in the statement of operations                                   (16)                      47
                                                                                         ====                     ====

                                                                        Item 3


(b) Analysis of deferred tax balances

Tax rate changes are enacted in the year prior to the year in which they become effective. As of March 31, 2002 and December 31, 2001, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

                                                                                                      December 31,
                                                                               March 31,                  2001
                                                                                2002                   (Audited)
                                                                           ----------------       --------------------
     Other assets-
        Employee post-retirement benefits                                             74                    74
        Tax loss carryforwards                                                       157                   192
        Temporary difference on regulatory assets                                    232                   151
        Other temporary differences                                                  102                   105
                                                                                 -------               -------
                                                                                     565                   522
                                                                                 -------               -------
     Long-term liabilities-
        Effects of differences between tax basis of non-monetary
         assets relating to property, plant and equipment and amounts
         reported for U.S. GAAP                                                     (550)                 (568)
                                                                                 -------               -------
                                                                                    (550)                 (568)
                                                                                 =======               =======
        Net                                                                           15                   (46)
                                                                                 =======               =======

In the three-month period ended March 31, 2002 and 2001, deferred tax expense of R$2 and R$4, respectively, related to unrealized gains on available-for-sale securities were recorded directly to shareholders' equity as other comprehensive loss.

During 2001, the Company amended its income tax return for the year ended December 31, 1997 to claim deductibility of pension costs accrued in its Brazilian Corporate Law financial statements. This amendment resulted in (i) the recognition of prepaid income and social contribution taxes in the amount of R$161, which was reclassified from Deferred income taxes to Recoverable taxes, classified as current assets, (ii) a reduction of Taxes payable in the amount of R$49, and (iii) the recognition of tax loss carryforwards, recorded considering the probable expected future profitability of CEMIG in subsequent fiscal years. The Company has been offsetting this prepaid income tax with federal tax liabilities.

6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:

                                                                                                       December 31,
                                                                                  March 31,                2001
                                                                                   2002                 (Audited)
                                                                              -------------         ---------------
     Cash on hand and in banks                                                         79                     66
     Short-term investments, with original maturity of three
        months or less, mainly bank certificates of deposit
        and investment funds at fair value                                             82                    152
                                                                                    -----                  -----
                                                                                      161                    218
                                                                                    =====                  =====

                                                                        Item 3



CEMIG has short-term investments with interest income calculated based on the Brazilian Interbank Certificates of Deposit - CDI rate.

7. RESTRICTED INVESTMENTS

The following table sets forth amounts of restricted investments for the dates indicated:

                                                                                                  December 31,
                                                                             March 31,                2001
                                                                              2002                 (Audited)
                                                                         -------------         ---------------
     Investments to be used in investment plan                                    462                    468
     Investments to be used in settlement of financing                            184                    152
                                                                                -----                  -----
                                                                                  646                    620
                                                                                =====                    ===

     Short-term                                                                   628                    602

     Long-term                                                                     18                     18



On March 31, 2002 and December 31, 2001, the balances of R$462 and R$468, respectively, refer to short-term investments, acquired with resources obtained from the issuance of debentures (note 17), with interest income calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and maturity dates that do not exceed 30 days.

These resources were used for the portion of the investment plan related to the expansion of the Company's energy generation, transmission and distribution operations, executed in 2002.

In compliance with Resolution No. 2,515 dated June 29, 1998 issued by the Brazilian Central Bank, when CEMIG extends the maturity of any foreign currency-denominated financing, it must make deposits in respect of the principal amount of such extended financing into a short-term investment escrow account so that at the final maturity date of the financing, such escrow account contains an amount equal to the entire principal amount due under the financing. The interest income is calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and U.S. dollar and maturity dates that do not exceed 30 days. The restricted investments to be used in the investment plan are classified as current and other according to the maturity date of the respective financing.

                                                                        Item 3


8. ACCOUNTS RECEIVABLE

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated.

                                                                Past due
                                                      -------------------------
                                                                                                          Total
                                                                                       Total           December 31,
                                                        Up to 90      Over 90         March 31,           2001
                                        Current           days          days            2002            (Audited)
                                     -----------      -----------   -----------     ------------      ---------------
     Residential                            141               72             8               221               176
     Industrial                             113               40            33               186               181
     Commercial                              47               33             7                87                77
     Rural                                   15                8             2                25                24
     Governmental entities                   24               13             9                46                37
     Public services                         37                2             1                40                38
                                          -----            -----         -----             -----             -----
     Subtotal                               377              168            60               605               533
     Distributors                             1                -             2                 3                 6
                                          -----            -----         -----             -----             -----
                                            378              168            62               608               539
                                          =====            =====         =====             =====             =====
Allowance for doubtful accounts               -                -           (62)              (62)              (54)
                                          -----            -----         -----             -----             -----
                                            378              168            -                546               485
                                          =====            =====         =====             =====             =====


No single customer represented more than 10% of total receivables as of March 31, 2002 and December 31, 2001 and electricity sales to final customers for the three months ended in March 31, 2002 and 2001.

In April 2002, our largest industrial client became a self power producer and as such ceased to purchase energy from the Company.

9. ACCOUNT RECEIVABLE FROM STATE GOVERNMENT

On May 2, 1995, the obligation to pay the remaining balance of the CRC account receivable, then R$867, was transferred from the Federal Government to the State Government through a credit assignment contract. In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three-year grace period, as restated based on the UFIR (Tax Reference Unit Index) and accruing interest at 6% per year.

In the event that the Company receives any payments or retains declared dividends to offset amounts not paid by the State Government, the Company is obligated to issue shares to all shareholders in proportion to their shareholding, transferring the principal amount of installments, from the Appropriated retained earnings - Rate shortfall reserve to Capital Stock.

Since May 1995, the credit assignment contract has been amended as follows:

a) First Amendment, signed on January 24, 2001:

In October 2000, the UFIR index was eliminated by the Federal Government. As a result, CEMIG negotiated and signed an amendment to the contract with the State Government to change the index used from the UFIR index to Indice Geral de Precos - Disponibilidade Interna - IGP-DI (General market price index - internal availability), as from November 1, 2000.

                                                                        Item 3


b) Second Amendment, signed on October 14, 2002 (the "Second Amendment"):

The Second Amendment refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, in the total amount of R$754, adjusted to present value, as of March 31, 2002. These installments continued subject to an annual interest rate of 6%, and restated based on the IGP-DI variation.

The Second Amendment was signed in accordance with Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. CEMIG's Board of Directors ratified this amendment on October 23, 2002.

b.1) No payments made to date in 2003:

The State Government did not pay the first five installments due under the Second Amendment, due from January 1 to May 1, 2003, totaling R$69 in the aggregate. Management is currently negotiating the collection of the aforementioned past due amounts with the State Government.

b.2) Provision for loss:

Since the Second Amendment did not include any guarantees that would assure the realization of the CRC receivable, CEMIG recorded a provision for loss in the amount of R$754 for this asset as of December 31, 2001 which corresponds to the total amount of the Second Amendment. On January 21, 2003 the Company's Board of Directors ratified such provision.

For income tax purposes, such provision is considered a permanent difference, since it involves a related party non-deductible loss and, therefore, did not impact the deferred income and social contribution taxes.

CEMIG continues to negotiate the payment of the balance due to it under the Second Amendment, including the possibility of transfer of this obligation back to the Federal Government.

On January 29, 2003, the Company's Board of Directors authorized management to initiate judicial proceedings against the State Government in order to collect the past due installments.

c) Third Amendment, signed on October 24, 2002 (the "Third Amendment"):

The Third Amendment covers installments originally due but unpaid under the credit assignment contract from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. Under the Third Amendment, these unpaid installments, which totaled R$489 as of March 31, 2002 (R$451 as of December 31, 2001), are subject to annual interest of 12.00% and are monetarily restated based on the IGP-DI variation. The Third Amendment requires repayment of these amounts over 149 monthly installments from January 2003 to May 2015. The Third Amendment allows CEMIG to retain annual dividends and interest on capital due to the State Government as a Company shareholder as an offset against any amounts not paid by the State Government.

The Third Amendment was signed under authorization granted by Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. The Company's Board of Directors ratified the Third Amendment on October 23, 2002.

c.1)No payments made to date in 2003:

The State Government did not pay the first five installments under the Third Amendment, due from January 1 to May 1, 2003, totaling R$52 in the aggregate. Management is negotiating the collection of the aforementioned past due amounts with the State Government.

                                                                        Item 3



The projection of the Company's future operations indicates that the offsetting of the dividends and interest on capital corresponding to the State Government's share equity in the Company will be sufficient in the long term to assure the realization of the entire outstanding receivable covered by the Third Amendment, should the State Government continue in default. Management will monitor future events, which could impact the Company's dividend payment projections, in order to conclude whether an allowance relating to the Third Amendment is necessary.

10. INVESTMENTS

The following table describes the Company's investments:

                                                                                                  December 31
                                                                             March 31,                2001
                                                                              2002                 (Audited)
                                                                         -------------         ---------------
     Consortia                                                                     325                    297
     Empresa de Infovias S.A.                                                       71                     65
     Hydroelectric plants to be transferred to a subsidiary                         62                     62
     Other investments                                                              34                     13
                                                                                 -----                  -----
                                                                                   492                    437
                                                                                 =====                  =====

(a) Investments in other companies

In 2002, the Company acquired shares from AES Forca Empreendimentos Ltda. ("AES"), corresponding to 50.48% of Infovias' capital, of which 45.45% and 5.03% were acquired during the second and fourth quarters, respectively. The aggregate purchase price paid was R$87. These transactions increased CEMIG's interest in Infovias' capital from 49.44% to 99.92%. Therefore, as from June 30, 2002, CEMIG's consolidated financial statements include Infovias operations. The Company is assessing the effects arising from the application of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" to its 2002 financial statements as a result of this acquisition.

The Company's Board of Directors authorized CEMIG to provide a guarantee relating to a loan obtained by Infovias in the amount of US$40 million, which began amortizing in May 2002. Any installment paid by CEMIG in case of non-payment by Infovias will be repaid to CEMIG in the form of preferred shares issued in connection with a capital increase of Infovias.

The independent auditor's report on the Infovias' financial statements as of December 31, 2002 has comments about (i) the deferred income and social contribution taxes and maintenance of VAT credits, which realization is based on future profit projections that depend on the execution of contracts that are still being negotiated; (ii) the dependence on additional funds, provided either by shareholders or third parties, in order to finance Infovias' operations as well as to guarantee the realization of the assets recorded in its financial statements until the operating revenues are sufficient to do so.

(b) Hydroelectric power plants to be transferred to a subsidiary

The Company transferred R$62 to Investments from Property, plant and equipment, after recognizing an impairment charge of R$33, of the Machado Mineiro and Salto do Paraopeba hydroelectric plants, both located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, a subsidiary, Horizontes Energia S.A., in the third quarter.

(c) Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner of each consortium has the right to take energy generated by the applicable power plant in an amount proportionate to the partner's investment.

CEMIG's participation in consortia, represented by the amounts already invested in the projects, is described as follows:

                                                                                     Annual
                                                                                     average                           December 31,
                                                                  CEMIG's            rate of           March 31,           2001
                                                               participation       depreciation          2002           (Audited)
                                                             -----------------   -----------------   ------------    --------------
  In service-
      Porto Estrela Hydroelectric Power Plant                    33.33%                    2.51%         54               72
      Igarapava Hydroelectric Power Plant                        14.50%                    2.51%         51               52

  Construction in progress-
      Queimado Hydroelectric Power Plant                         82.50%                                  85               74
      Funil Hydroelectric Power Plant                            49.00%                                  63               52
      Aimores Hydroelectric Power Plant                          49.00%                                  72               47
                                                                                                      -----             -----
                                                                                                        325              297
                                                                                                      =====            =====

                                                                       Item 3



11. PROPERTY, PLANT AND EQUIPMENT

The following table describes the consolidated property, plant and equipment:

                                                                 Annual average                                    December 31,
                                                                     rate of                  March 31,               2001
                                                                   depreciation                 2002                (Audited)
                                                              -----------------------  --------------------  ---------------------
In service
   Generation-
     Hydroelectric                                                      2.51%                      7,692                  7,629
     Thermoelectric                                                     1.79%                        261                    261
   Transmission                                                         3.08%                      1,408                  1,403
   Distribution                                                         5.10%                      7,130                  7,075
   Administration                                                       9.63%                        463                    447
   Other                                                                5.20%                         55                     48
                                                                                               ---------              ---------
                                                                                                  17,009                 16,863
                                                                                               ---------              ---------
Accumulated depreciation and amortization-
   Generation                                                                                     (3,646)                (3,595)
   Transmission                                                                                     (724)                  (714)
   Distribution                                                                                   (3,049)                (2,966)
   Administration                                                                                   (266)                  (252)
   Other                                                                                             (13)                   (11)
                                                                                               ---------              ---------
                                                                                                  (7,698)                (7,538)
                                                                                               ---------              ---------
Total in service                                                                                   9,311                  9,325
                                                                                               ---------              ---------
Construction in progress-
   Generation                                                                                         22                     82
   Transmission                                                                                       60                     58
   Distribution                                                                                      306                    346
   Administration                                                                                     21                     20
   Other                                                                                               7                     10
                                                                                               ---------              ---------
Total in construction in progress                                                                    416                    516
                                                                                               ---------              ---------
Total                                                                                              9,727                  9,841
                                                                                               =========              =========


Interest cost and monetary variation capitalized during the three months ended in March 31, 2002 and 2001 was R$5 and R$12, respectively.

12. ACCOUNTS PAYABLE TO SUPPLIERS

The following table describes the Company's accrued taxes payable:

                                                                        Item 3

                                                                               December 31,
                                                               March 31,           2001
                                                                  2002          (Audited)
                                                              -------------   ------------
Electricity suppliers-
   Furnas Centrais Eletricas S.A. (indexed to US dollar)           229             213
   Spot market - MAE                                               785             644
   Payments to generators for energy purchased on MAE              418             364
   Others                                                           20              22
                                                                 -----           -----
                                                                 1,452           1,243

   Supplies and services                                            46              66
                                                                 -----           -----
                                                                 1,498           1,309
                                                                 =====           =====
Current liabilities                                              1,080             945
Long-term liabilities                                              418             364


The Spot market - MAE liability includes the energy purchased on the wholesale spot market during the period from September 2000 to March 2002, based on information provided by MAE, the spot market administrator. The definitive amounts and effective payment of this liability depends on the resolution of judicial claims currently pending brought by market agents, including the Company, related to the interpretation of the market rules in force, as well as in obtaining the necessary financing, as more fully set forth in note 3.


13. TAXES PAYABLE

The following table describes the Company's accrued taxes payable:


                                                                  December 31,
                                                  March 31,           2001
                                                     2002          (Audited)
                                                 -------------   ------------
Short-term
     Income tax                                       57              72
     Social Contribution tax                          21              36
     Value-added tax - ICMS                          102              30
     Tax on billing - COFINS                           7              52
     Others                                           16              29
                                                   -----           -----
                                                     203             219
Long term
     Income tax                                       41               -
     Social Contribution tax                          28               -
     Tax on billing - COFINS                          51               -
     Tax on billing - PASEP                            9               -
                                                   -----           -----
                                                     129               -
                                                   -----           -----
                                                     332             219
                                                   =====           =====



                                     F-21






The Spot market - MAE liability includes the energy purchased on the wholesale spot market during the period from September 2000 to March 2002, based on information provided by MAE, the spot market administrator. The definitive amounts and effective payment of this liability depends on the resolution of judicial claims currently pending brought by market agents, including the Company, related to the interpretation of the market rules in force, as well as in obtaining the necessary financing, as more fully set forth in note 3.

13. TAXES PAYABLE

The following table describes the Company's accrued taxes payable:


                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------
  Short-term
      Income tax                                                                             57                 72
      Social Contribution tax                                                                21                 36
      Value-added tax - ICMS                                                                102                 30
      Tax on billing - COFINS                                                                 7                 52
      Others                                                                                 16                 29
                                                                                          -----              -----
                                                                                            203                219
  Long term
      Income tax                                                                             41                  -
      Social Contribution tax                                                                28                  -
      Tax on billing - COFINS                                                                51                  -
      Tax on billing - PASEP                                                                  9                  -
                                                                                          -----              -----
                                                                                            129                  -
                                                                                          -----              -----
                                                                                            332                219
                                                                                            ===                ===

                                                                        Item 3

CEMIG transferred to long-term liabilities the income tax, social contribution tax, COFINS and PASEP on special rate adjustment revenue, recorded in 2001 and 2002. This transfer was conducted in accordance with the Resolution of the Brazilian Federal Tax Authority (Secretaria da Receita Federal), issued in the third quarter of 2002, which allowed the payment of the mentioned obligations proportionally to the consumers' billing.

14. FINANCINGS

Composition of the Company's foreign loan and financing by currency and domestic currency indices is as follows:


                                                                                                      December 31,
                                                                                       March 31,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------

    Currency -

          United States Dollars                                                           1,224              1,255
          Euro                                                                               38                 15
          Units of accounts (basket of currencies)                                           34                 42
          Swiss Francs                                                                        2                  2
          Others                                                                              1                  1
          German Marks                                                                        -                 20
                                                                                        -------            -------
                                                                                          1,299              1,335
    Indices -

         Indice Geral de Precos de Mercado - "IGP-M"
         (General Market Price Index)                                                       888                866
         Indice Interno da Eletrobras - "FINEL"
         (Eletrobras Internal Index)                                                        166                174
         Unidade Fiscal de Referencia - "UFIR"
         (Tax Reference Unit)                                                                95                 89
         Others                                                                              16                 16
                                                                                        -------            -------
                                                                                          1,165              1,145
                                                                                        -------            -------
                                                                                          2,464              2,480
                                                                                          =====              =====
Current                                                                                     524                451
Long-term                                                                                 1,940              2,029


The following table sets forth the increases for the periods indicated in the indices and in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used in the Company's loan and financing, expressed as a percentage:



                                                                                          Three months ended March 31,
                                                                                         -----------------------------
                                                                                              2002             2001
                                                                                         --------------   -------------

Currency-
     United States Dollars                                                                    0.14            10.55
     Euro                                                                                    (1.82)            3.25
     Units of accounts (basket of currencies)                                                (2.01)            6.95

Indices
     IGP-M                                                                                    0.51             1.42
     FINEL                                                                                    0.03             0.28

                                                                        Item 3

15. EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundacao Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or "FORLUZ") covering substantially all of its employees. With respect to such plan, SFAS 87 "Employers' Accounting for Pensions" has been applied from and after January 1, 1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

Until October 1997, the Company sponsored only a defined benefit pension plan. From September 29, 1997 to May 1, 1998, participants were permitted to elect to migrate to a new defined contribution plan. Those participants who elected to join the new plan had two options. The first was to maintain the benefit earned up to the date of migration in the defined benefit plan, with no further increases for salary increases or future services, and future contributions would be made to the new plan to the individual account. The second option for those participants who migrated to the defined contribution plan was to transfer the accumulated benefit as of that date to their individual account in the defined contribution plan. In both alternatives, the participants became fully vested in the benefits accumulated as of the migration date.

CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions".

CEMIG has offered to its employees an incentive for early retirement, which consists of an additional amount, paid when the employee retires, of 10% of the employees' salary for each year worked for the Company. To obtain this benefit the employee must opt in writing indicating his intention to retire early. Accordingly, the costs of this incentive are recognized as individual employees opt for this benefit. CEMIG may withdraw this additional benefit at any time.

In the third quarter of 2002, CEMIG and its employees' labor unions, mainly represented by SINDIELETRO, agreed on changes to the existing employee health care plans, which altered the contribution criteria that CEMIG, its employees and its retirees are responsible for and the types of benefits covered in each plan. Under this agreement, CEMIG is responsible for making annual payments up to the maximum amount of R$33, as adjusted according to the IGP-M index, to cover health expenses of employees and retirees. The implementation of these changes took place as of January 1, 2003. The effects arising from these changes cannot be estimated at this time. The respective actuarial assessment is currently in progress.

The changes in net liabilities for the three months ended March 31, 2002 are as follows:


                                                                                                Post-retirement
                                                                       Defined benefit          health care and
                                                                         pension plan              insurance
                                                                       ----------------         ----------------
Net liabilities as of December 31, 2001                                        1,307                      320
Net periodic cost recorded on the statement of operations                         39                       19
Contribution paid                                                                (38)                      (3)
                                                                            ---------                 --------
Net liabilities as of March 31, 2002                                           1,308                      336
                                                                            =========                 ========


Additionally, the Company recorded contributions expenses to the defined contribution plan for the three months ended March 31, 2002 in the amount of R$8.

                                                                        Item 3


16. ACCRUED LIABILITY FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:

                                                             December 31,
                                              March 31,          2001
                                               2002           (Audited)
                                           ------------    --------------

        Labor claims                             55               54
        Civil lawsuits - Consumers               78               74
        Social contribution tax                 128              125
        Finsocial                                19               19
        Civil lawsuits - Others                  15               22
        Others                                   34               25
                                              -----            -----
                                                329              319
                                              =====            =====

Certain details relating to such provisions are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$69 as of March 31, 2002 (R$68 as of December 31, 2001). CEMIG determined the amounts to be accrued based on the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought suits against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that economic stabilization plan. CEMIG determined the amounts to be accrued based on recent court decisions.

The total anticipated exposure to the Company for those suits, fully provided for, was R$78 as of March 31, 2002 (R$74 as of December 31, 2001).

(c) Social contribution tax

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of Brazilian Corporate Law financial statements and tax liability. Under this law, the Company was required to record complementary monetary restatement that was considered, through depreciation, amortization and write-offs of fixed assets, a deductible expense for income tax calculation. Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes.

                                                                        Item 3

The Company is deducting the amounts of depreciation, amortization and write-off relating to the complementary monetary restatement of Property, plant and equipment, for purposes of computation of social contribution tax on income. The Company believes that such deduction is in accordance with the provisions of Law No. 8,200. The Company estimates that its potential exposure in this matter is approximately R$128 as of March 31, 2002 (R$125 as of December 31, 2001) for which a provision has been recorded.

(d) Finsocial

In 1994, CEMIG was fined by the Secretaria da Receita Federal (the tax authority of the Federal Government) due to the Company's exclusion of State VAT in the Finsocial calculation, a social contribution tax on billing extinguished in 1992. The Company estimates that its potential exposure in this matter is approximately R$19 as of March 31, 2002 (R$19 as of December 31, 2001). This amount is fully provisioned.

(e) Others

Other accrued liabilities are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Contingencies for which a favorable outcome has been deemed probable

CEMIG has other relevant legal proceedings with respect to which the Company believes that a favorable outcome is probable, and therefore the Company has not recorded a provision for such claims. Certain details relating to these matters are as follows:

     (i) Litigation involving FORLUZ with possible financial effect upon CEMIG

     The Company is defending, with FORLUZ, a claim brought by SINDIELETRO that asserts that CEMIG failed to make certain allegedly obligatory cost-of-living increases in contributions to employee pension funds. The total amount sought in this claim is R$539. No reserve has been recorded for this claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

     In addition, SINDILETRO has sued FORLUZ for R$234 relating to changes made to the pension fund's contribution adjustment index. No reserve has been recorded for this potential claim because the Company believes that it has a meritorious defense to such claim and consequently, does not expect to incur losses related to such claim.

     (ii) Income and social contribution taxes on post retirement benefits

     On October 11, 2001, the Federal Government's tax authority issued a deficiency notice in the amount of R$215 arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns, to reduce taxable income. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities, as required by Brazilian accounting practices. The additional liability that resulted from the accounting change was attributed to the tax year that was amended, resulting in net operating tax loss and social contribution negative basis carryforwards. CEMIG is defending itself on the tax assessment notice in an administrative proceeding with the Federal Government. No reserve has been recorded as a result of this notice, as the Company believes that it has a meritorious defense and, consequently, does not expect to incur losses related to such claim.

                                                                         Item 3


     The credits mentioned in the prior paragraph were offset by CEMIG from its federal tax obligations in 2001 and 2002. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$112. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense and, consequently, does not expect to incur losses related to such claim.

     (iii) COFINS

     The Company began contesting the payment of COFINS contributions beginning in 1992. As a result of a judicial ruling, the Company paid R$239 of accrued COFINS contribution on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$113 in fines and interest relating to its non-payment of COFINS contributions. The Company is contesting such claims. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense and, consequently, does not expect to incur losses related to such claim.

     (iv) Regulatory agency acts

     ANEEL has brought an administrative proceeding against the Company, contesting a R$169 refund issued in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. The Company intends to appeal this decision in court. The Company believes that it has a meritorious defense and has therefore recorded no provision in respect of such claim.

     On January 16, 2003, ANEEL sent a notice alleging that the Company had failed to obtain necessary ANEEL authorization relating to the Company's 5-year contract with Infovias, which relates to furnishing data and rendering services related to geo technology matters. ANEEL may seek to impose a fine upon the Company relating to this claim. The maximum penalty applicable in respect of this claim is a fine in an amount equal to up to 2% of CEMIG's revenues during the 12-month period immediately prior to the imposition of the fine. The Company believes that it has a meritorious defense and has therefore recorded no provision in respect of such claim.

     (v) Civil lawsuits - Consumers

     Some consumers have brought civil claims against CEMIG contesting rate readjustments applied in prior years, including the special rate adjustment and Encargo de Capacidade Emergencial (the Emergency Capacity Charge) applied since 2002. The Company believes that it has a meritorious defense and has therefore recorded no provision in respect of such claims.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes that it has adequate defense in respect of such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position or results of operation of the Company.

17. SHAREHOLDERS' EQUITY

On April 30, 2002, at the shareholders' meeting, the following matters were approved:

o Capital increase in the amount of R$32 through the issuance of 3,154,321 new shares, as a result of the capitalization of the rate shortfall reserve. The new shares were distributed

                                                                        Item 3

     among the shareholders as a proportion of their participation on the capital prior to the issuance. As a result, the interest of the shareholders and the par value per share did not change. The change in the number of shares is as follows:

o
o

                                                   As of
                                                December 31,
                                                   2001              Issuance of         As of April 30,
           Thousands of shares                   (Audited)            new shares             2002
           -------------------                -------------        ---------------       ---------------
  Preferred shares                              89,504,020              1,775,631            91,279,651
  Common shares                                 69,495,478              1,378,690            70,874,168
                                              -------------        ---------------       ---------------
  Total shares authorized and issued           158,999,498              3,154,321           162,153,819
  Treasury stock                                   (67,783)                (1,345)              (69,128)
                                              -------------        ---------------       ---------------
  Total shares outstanding                     158,931,715              3,152,976           162,084,691
                                              =============        ===============       ===============


o Change in the Company's by-laws to establish new minimum dividend criteria, in accordance with changes in local corporate legislation. The preferred shares have priority in the repayment of capital and are entitled to a minimum dividend of at least the highest amount between 10% of the preferred capital on the Brazilian corporate law financial statements or 3% of participation of the preferred shares on the total shareholders equity on Brazilian Corporate Law financial statements.

18. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:


                                           No. of consumers                        GWh                                R$
                                     ---------------------------       -------------------------       -------------------------
                                          Three months ended              Three months ended               Three months ended
                                               March 31,                       March 31,                         March 31,
                                     ---------------------------       -------------------------       -------------------------
                                         2002            2001             2002             2001            2002            2001
                                     ----------       ----------       ----------      ---------        ---------      --------
Residential                           4,517,756        4,284,283            1,500          1,922              381           449
Industrial                               68,087           64,355            5,197          5,728              453           426
Commercial                              506,064          479,483              808            972              176           179
Rural                                   326,009          305,416              298            371               45            46
Governmental Entities                    44,768           44,374              270            372               44            51
Public services                           6,591            6,190              222            237               26            25
Own consumption                           1,377            1,439               11             14                -             -
Unbilled, net                                 -                -                -              -               16            18
                                     ----------       ----------       ----------      ---------        ---------      --------
                                      5,470,652        5,185,540            8,306          9,616            1,141         1,194
Supply                                        4               12               90            153                7             8
Energy Transactions on
  MAE                                         -                -               -               -               93             -
                                     ----------       ----------       ----------      ---------        ---------      --------
Total                                 5,470,656        5,185,552            8,396          9,769            1,241         1,202
                                     ==========       ==========       ==========      =========        =========      ========

                                                                        Item 3


(b) The composition of taxes on revenues is as follows:


                                                                 Three months ended March 31,
                                                                -----------------------------
                                                                     2002             2001
                                                                --------------   ------------
VAT                                                                     242              257
COFINS                                                                   40               37
PIS-PASEP social contribution                                             9                8
Emergency capacity charge                                                 4                -
                                                                      -----            -----
                                                                        295              302
                                                                      =====            =====


19. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale



                                                                 Three months ended March 31,
                                                                -----------------------------
                                                                     2002             2001
                                                                -------------     -----------
Itaipu Binacional (through FURNAS)                                     224               214
From suppliers trough MAE                                              177                 -
Initial contracts                                                       30                17
From Other                                                               2                 1
                                                                   -------          --------
                                                                       433               232
                                                                   =======          ========


ANEEL has reduced the price of energy acquired from Itaipu by 13.18%, from US$
20.1988 to US$ 17.5374 per kW, since October 23, 2002.

The energy traded on spot market in 2001 was accrued only in the fourth quarter of 2001, since MAE information necessary to record the estimates only became available at that time.

                                                                        Item 3

(b) Regulatory charges



                                                                 Three months ended March 31,
                                                                -----------------------------
                                                                     2002             2001
                                                                -------------     -----------
Global reserve for reversion quota                                      36               26
Fuel usage quota                                                        70               72
Charges for use of water resources                                       8               11
ANEEL inspection fee                                                     3                3
                                                                     -----            -----
                                                                       117              112
                                                                     =====            =====


(c) Other



                                                                 Three months ended March 31,
                                                                -----------------------------
                                                                    2002             2001
                                                                -------------     -----------
  Insurance                                                             -                 1
  Consumption - electric energy                                         2                 2
  Labor indemnity                                                       -                 1
  Disposal of fixed assets, net                                         7                23
  Grants and donations                                                  3                 3
  Provisions for contingencies-
       Labor claims                                                     1               (12)
       Civil lawsuits - Consumers                                       4                 1
       Civil lawsuits - Other                                          (1)               13
  Provision for doubtful accounts                                      11                 1
  Provision for loss on deferred regulatory assets                      6                 -
  Rentals                                                               4                 3
  Advertising                                                           3                 4
  Employees profit sharing                                              4                 6
  MAE Contribution                                                      2                 2
  Technological and Scientific National Fund                            3                 3
  General expenses                                                      6                 1
                                                                    ------            ------
                                                                       55                52
                                                                    ======            ======

                                                                        Item 3


20. FINANCIAL INCOME (EXPENSES), NET

Financial income (expenses) consists of the following:



                                                                 Three months ended March 31,
                                                                -----------------------------
                                                                    2002             2001
                                                                -------------     -----------
Financial income:
  Investment income earned                                                30               13
  Late charges on overdue electricity bills,
     recorded on cash basis                                                8                9
  Interest and monetary restatement of account receivable from
     State Government                                                     38               42
  Reversal of interest and fines on taxes                                  -               11
  Monetary restatement on recoverable tax                                  1               15
  Monetary restatement on deferred regulatory assets                      23                -
  Foreign exchange gains                                                   6                -
  Taxes on financial income (PASEP and COFINS)                            (6)              (3)
  Other income                                                             7                8
                                                                     --------         --------
                                                                         107               95

Financial expenses:
  Interest on financings                                                 (51)             (33)
  Foreign exchange losses                                                 (2)            (131)
  Monetary restatement on financing                                       (4)              (3)
  Financial transaction tax ("CPMF")                                      (5)              (5)
  Advance billings of electric power                                       -               (9)
  Other expenses                                                         (10)              (6)
                                                                     --------         --------
                                                                         (72)            (187)
                                                                     --------         --------
Financial income (expenses), net                                          35              (92)
                                                                     ========         ========


21. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government

       Account receivable and related financial income       Note 9 and 20
       VAT - Liabilities                                           Note 13
       VAT - Expense                                               Note 18

(b) FORLUZ

       Employee post-retirement benefits related balances          Note 15

Other related party transactions are not material.

                                                                        Item 3


22. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty.

Financial instruments, which potentially subject CEMIG to concentrations of credit risk, are cash and cash equivalents, restricted investments and accounts receivable. CEMIG limits its credit risk associated with cash and cash equivalents and restricted investments by placing its investments with highly rated financial institutions generally in short-term securities. The credit risk associated with accounts receivable from residential consumers is limited by CEMIG's policy of interrupting the supply of electricity if payment becomes in arrears. With respect to larger industrial and commercial consumers CEMIG limits its credit risk by performing ongoing credit evaluations and, in certain cases, obtaining guarantees or collateral for impaired receivables. The Company's customers are primarily located in the State of Minas Gerais, although distributed among a wide variety of economic sectors.

The Company's short term investments related to marketable securities issued by third parties are as follows:

     I. CEMIG has debentures issued by financial institutions, in the amount of R$103. These securities have immediate call clauses exercisable by the Company and its subsidiaries, without penalty or loss. These securities have interest rates based on the variation of Brazilian Interbank Certificate of Deposit - CDI rate.

     II. The swap transactions of CEMIG's subsidiaries, in the amount of R$14, are purchased from financial institutions through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The interest rate is based on the CDI. CEMIG has the right to call for early redemption of these securities without any penalty or loss.

(a) Exposure to foreign exchange losses

The Company's exposure to exchange rate risks is as follows:


                                                                                                      December 31,
                                                                                       March 31,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------
US Dollar
Financings                                                                                 1,224             1,255
Advanced sale of electric energy                                                              27                42
(-) Escrow deposit related to loans and financing                                           (170)             (133)
                                                                                        --------          --------
                                                                                           1,081             1,164
                                                                                        ========          ========
Other Currencies
Financings                                                                                    75                80
                                                                                        --------          --------
Net liabilities exposed to exchange rate risk                                              1,156             1,244
                                                                                        ========          ========

After 2001, the effects of the exchange rate variation on the liabilities related to the energy purchase from Itaipu Binacional are included on the Parcel "A" costs and will be considered in the subsequent rate adjustments.

                                                                        Item 3

23. INSURANCE

The Company's insurance policies covering damages to its power plants caused by fire and operational risks such as equipment failures expired on December 31, 2001. The Company is soliciting bids from insurance carriers for new insurance policies to cover these risks.

CEMIG does not have general third party liability insurance covering accidents and has not solicited bids relating to this type of insurance. In addition, the Company has not solicited bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or systemic failures.

The Company has not experienced significant losses arising from the aforementioned risks.

24. SHAREHOLDERS' AGREEMENT

In 1997, the State of Minas Gerais sold approximately 33% of the Company's common shares to a group of investors led by Southern Electric Brasil Participacoes Ltda. ("Southern"). As part of this sale, the State of Minas Gerais and Southern entered into a shareholders' agreement that provided for, among other matters, special quorum requirements to approve significant corporate actions, certain amendments to CEMIG's by-laws, the issuance of convertible debentures and warrants, changes to the Company's corporate structure and any distribution of dividends other than that required by the by-laws. This agreement granted Southern a veto right over certain important corporate decisions.

On September 13, 1999, the State of Minas Gerais filed a lawsuit to nullify this shareholders' agreement on the grounds that it violated the state and federal constitutions because the special quorum provisions would constitute an unlawful transfer of the control of CEMIG to Southern.

On September 27, 1999, the Minas Gerais State Court of Appeals granted a legal injunction suspending the effects of the special quorum provisions, pending the outcome of the lawsuit.

In March 2000, the lower court rendered a decision declaring the shareholders' agreement null and void.

On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void.

Southern has appealed the Court's decision and their appeal is still pending.

25. CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's main concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According with the concession agreements, CEMIG had to complete the reorganization process by December 31, 2000.

ANEEL granted the Company an extension until September 21, 2002 to complete the unbundling process.

The State Government, the controlling shareholder, assuming that the "unbundling" must be previously approved by Minas Gerais State Legislature, submitted to the Legislature, on March 2,

                                                                        Item 3

2001, a bill proposing the restructuring of the Company into three companies. This legislation has not yet been approved and the reorganization process has not yet been completed. Additionally, the Company has submitted an extension date request to ANEEL, which has not yet been answered.

On November 11, 2002, ANEEL fined the Company in the amount of R$6, because CEMIG had not concluded the "unbundling". No reserve has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.

26. SUBSEQUENT EVENTS

(a) 2002 dividend declared

On May 20, 2002 and December 19, 2002, the Board of Directors approved interest on capital in lieu of dividend for 2002 in the amount of R$120 and R$100, respectively. The Board of directors did not establish a payment date for these dividends yet.

(b) Loan obtained from BNDES for settlement of MAE transactions

On February 7, 2003, CEMIG obtained a loan from BNDES, in the amount of R$335. The loan bears interest of 1% per year and monetary variation based on SELIC. It will be paid through 60 monthly installments from March 15, 2003 to February 15, 2008 and is guaranteed by 3.27% of the Company's monthly electricity sales to final customers.

(c) Periodic Rate Review

The Periodic Rate Review represents the revision of the rates granted to the distribution electricity concessionaires to assure the financial-economic equilibrium of the existing concession contracts. The Period Rate Review occurs every 4 or 5 years, depending on each concession contract (5 years for CEMIG). In the rate definition, ANEEL considers the Company's structural changes occurred in its costs and its market and the desirable return on its investments.

CEMIG's energy rates increased by an average of 31.5% on April 8, 2003 as a result of the Company's Periodic Rate Review.

(d) Temporary Executive Act No. 14 converted into law

On April 26, 2002, Temporary Executive Act No. 14 (regulating the effects of the General Agreement) was converted into Law No. 10,438.

(e) Other matters approved at the shareholders' meeting held on April 30, 2002

On April 30, 2002, at the shareholders' meeting, the following matters were approved:

     o Payment of additional dividends in the amount of R$112 based on the Company's 2001 Brazilian Corporate Law financial statements. The dividends declared in 2001, as interest on capital, in the amount of R$103 and the additional dividends, in the amount of R$112, totaling R$215, were paid on September 30, 2002.

     o Issuance of CEMIG debentures (securities not convertible into shares of CEMIG and without any preference or guarantee) in the amount of R$90. The funds to be obtained from this issuance must be used in the construction of the Irape Power Plant. As of September 30, 2002, the Company issued the first series, in the amount of R$23.

                                                                        Item 3

(f) Financial covenants

As of March 31, 2003, some of the Company's loan, financing and debentures contracts, in the total amount of R$511, of which R$329 are classified as long-term liabilities, contain covenants that, in case of noncompliance, may cause amounts due under the contracts to become immediately due. In addition, the Company also has financing contracts that contain cross-default clauses. The Company has obtained waivers from the creditors that are parties to contracts that contain covenants with respect to which the Company is not in compliance, which waivers assert that such creditors will not exercise their rights to demand either anticipated or immediate payment of the total amounts due. The waivers are in force as of December 31, 2002, March 31, 2003 and, for most contracts, June 30, 2003. The Company believes that the noncompliance with the covenants was eventual and that its 2003 operation will lead to their compliance. Loans, financings and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waivers obtained.

Additionally, the Company is performing analysis regarding the covenants compliance of the Infovias financing, in the total amount of R$125 of which R$101 are classified as long-term liabilities as of March 31, 2003, and has not yet reached a final conclusion. The financing is classified as current and long-term liabilities according to the original contract terms.

(g) Significant exchange variation after March 31, 2002

From March 31, 2002 to December 31, 2002, the real depreciated significantly against the US dollar, which has had a negative effect on the Company's net earnings in 2002. The Company recorded exchange losses of approximately R$700 in the nine-month period from March 31, 2002 to December 31, 2002, as the depreciation resulted in a decrease in financial income. From March 31, 2002 to December 31, 2002 the real depreciated 52.06% as compared to the U.S. dollar.

After December 31, 2002, the real appreciated significantly against the US dollar, which has had a positive effect on the Company's net earnings in 2003. The Company recorded exchange gains of approximately R$356 in the four-month period ended April 30, 2003, as the appreciation resulted in an increase in financial income. From December 31, 2002 to April 30, 2003, the real appreciated 18.21% as compared to the U.S. dollar.

(h) Recovery of additional Parcel "A" costs from April 8, 2003 to April 7,
2004

The Federal Government, through Executive Act No. 116, issued on April 4, 2003, postponed for 12 months reimbursement of the Parcel "A" costs relating to the period from April 8, 2002 to April 7, 2003, initially scheduled to be received on April 8, 2003. Additionally, the same Executive Act established that the Parcel "A" costs with respect to which reimbursement was postponed, in addition to the Parcel "A" costs to be recorded the appreciation resulted the 12-month period beginning April 8, 2003, will be reimbursed through an increase in the electric energy rate for 24 months, starting with the rate adjustment that will be in force as from April 8, 2004. Therefore, the Parcel "A" costs balances, recorded as Deferred regulatory assets as of March 31, 2002, were classified as current and other assets considering the new expected realization period.

27. RECENTLY ISSUED U. S. GAAP PRONOUNCEMENTS

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years

                                                                        Item 3

beginning after June 15, 2002 with earlier application encouraged. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In June 2002, FASB issued SFAS 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

                             * * * * * * * * * * *

                                                                      Item 4

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002 (THE "2002 INTERIM PERIOD") COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2001 (THE "2001 INTERIM PERIOD").

     Net operating revenues

     Net operating revenues increased 16.8% to R$1,133 million in the 2002 Interim Period from R$970 million in the 2001 Interim Period due primarily to the recording of additional revenue from the regulatory extraordinary rate adjustment, which is intended to reimburse revenue losses incurred as a result of the Electricity Rationing Plan and related spot market transactions, partially offset by a 13.6% decrease in the volume of electricity sales to final customers.

     In the 2002 Interim Period, we recorded revenue relating to the regulatory extraordinary rate adjustment in the amount of R$115 million, in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions, through special rate increases to be billed to final customers, and in accordance with consensus described on Emerging Issues Task Force - EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 3 to our interim financial statements.

     Electricity sales to final customers were R$1,141 million in the 2002 Interim Period representing a 4.4% decrease compared to R$1,194 million in the 2001 Interim Period. This decrease resulted from the net effect of a decrease in the volume of electricity sales to final customers, partially offset by an increase in the average energy rate. There was a 13.6% decline in volume of electricity sales to final customers due to the Electricity Rationing Plan in force until February of 2002. Our industrial, residential, and commercial consumers reduced consumption in the 2002 Interim Period by 9.3%, 22.0% and 16.9%, respectively, compared to the 2001 Interim Period. The negative effect of the decrease in the volume of electricity sale was partially offset by a 10.6% increase in the average rate in the 2002 Interim Period to R$137.37 per MWh compared to R$124.17 per MWh in the 2001 Interim Period as a result of the rate increase of 16.5% in April 2001. See Note 18 to our interim financial statements.

     Electricity sales to the interconnected power system were R$100 million in the 2002 Interim Period compared to R$8 million in the 2001 Interim Period. This increase resulted from higher rates associated with energy transactions on the Mercado Atacadista de Energia (Wholesale Eletricity Spot Market), or MAE during the period in which the Electricity Rationing Plan was in force as well as the absence of a method to account for electricity sales to the interconnected power system in the first quarter of 2001, since MAE information necessary to record the estimates only became available in the fourth quarter of 2001.

     Revenues from the use of the Basic Transmission Network by other concessionaires increased 2.7% to R$38 million in the 2002 Interim Period from R$37 million in the 2001 Interim Period. This increase was due primarily to an 11.6% rate increase in July 2001.

     Other operating revenues were R$34 million in the 2002 Interim Period compared to R$33 million in the 2001 Interim Period. The major components of this item are gas sales from GASMIG, our subsidiary, and services relating to our distribution business, including inspection, connection, meter reading and others.

     Taxes on revenues decreased 2.3% to R$295 million in the 2002 Interim Period from R$302 million in the 2001 Interim Period as a result of the decrease in our electricity sales to final customers in the 2002 Interim Period as compared to the 2001 Interim Period and as a result of the VAT billed to the customers related to the billed extraordinary rate adjustment. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of

                                                                        Item 4

3%; (iii) PASEP, assessed at a rate of 0.65% and; (iv) emergency capacity charge, a new charge established in 2002 which is prorated among final consumers of electric energy and which relates to the acquisition of energy and contracted generation capacity by CBEE (The Brazilian Emergency Energy Trader). See Notes 3 and 18 to our interim financial statements.

     Operating costs and expenses

     Operating costs and expenses increased 18.6% to R$1,111 million in the 2002 Interim Period from R$937 million in the 2001 Interim Period, principally as a result of increases in electricity purchased for resale, depreciation and amortization and regulatory charges, partially offset by decreases in personnel and employee post-retirement benefits.

     Electricity purchased for resale consists primarily of purchases from Itaipu through Furnas Centrais Eletricas S.A., or Furnas. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We also purchase electricity from the MAE and Furnas itself. Electricity purchased for resale increased 86.6% to R$433 million in the 2002 Interim Period from R$232 million in 2001 Interim Period due mainly to the R$177 million provision related to energy purchased from the MAE during the 2002 Interim Period. The energy purchased on the MAE in the 2001 Interim Period was accrued only in the fourth quarter of 2001, since the MAE information necessary to record the estimates only became available at that time. See Note 19 to our interim financial statements.

     Charges for use of the Basic Transmission Network mainly correspond to the cost of transporting electricity purchased from Itaipu and decreased 1.5% to R$65 million in the 2002 Interim Period compared to R$66 million in the 2001 Interim Period principally as a result a decline in the volume of energy transported through the network due to the Electricity Rationing Plan that was in force in January and February 2002, partially offset by a rate increase in July 2001.

     Depreciation and amortization increased 4.4% to R$165 million in the 2002 Interim Period from R$158 million in the 2000 Interim Period as a result of the entry into service of additional distribution and transmission networks and lines.

     Personnel expense decreased 21.3% to R$126 million in the 2002 Interim Period compared to R$160 million in the 2001 Interim Period as a result of the R$30 million provision recorded relating to our Voluntary Resignation Program in March 2001 and an increase in amounts transferred to the Property, Plant and Equipment under Construction in Progress in the 2002 Interim Period.

     Regulatory charges increased 4.5% to R$117 million in the 2002 Interim Period from R$112 million in the 2001 Interim Period due primarily to an increase of R$10 million in required contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked or not renewed) to R$36 million in the 2002 Interim Period compared to R$26 million in the 2001 Interim Period. The increase in RGR contributions was partially offset by a decrease of R$3 million in compensation charges for use of water resources due to lower operations of CEMIG's hydroelectric plants in the 2002 Interim Period in connection with the Electricity Rationing Plan in force. See Note 19 to our interim financial statements.

     Third-party services expense increased 6.4% to R$50 million in the 2002 Interim Period compared to R$47 million in the 2001 Interim Period primarily due to the increase in expenses relating to bill collection services as a result of readjustments to contracts based on inflationary indices.

     Employee post-retirement benefits decreased 12.0% to R$66 million in the 2002 Interim Period compared to R$75 million in the 2001 Interim Period as a consequence of a lower projected net periodic cost for 2002 as a result of a higher expected return on plan assets. See Note 15 to our interim financial statements.

     Other expenses increased 5.8% to R$55 million in the 2002 Interim Period from R$52 million in the 2001 Interim Period due mainly to a provision of R$11 million in the 2002 Interim

                                                                        Item 4

Period for doubtful accounts compared with a provision of R$1 million in the 2001 Interim Period and a provision of R$6 million in the 2002 Interim Period related to the expected loss on deferred regulatory assets, partially offset by net losses of R$7 million in the 2002 Interim Period relating to the disposal of fixed assets compared to a R$23 million provision for the disposal of fixed assets in the 2001 Interim Period. See Note 19 to our interim financial statements.

     Operating income (loss)

     As a result of the foregoing, there was operating income of R$22 million in the 2002 Interim Period compared to operating income of R$33 million in the 2001 Interim Period.

     Financial income (expenses), net

     Financial income (expenses) includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income, late charges on overdue electricity bills, monetary restatement of recoverable tax, reversals of interest and fines on taxes, foreign exchange gains, monetary restatement of deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuicao Provisoria sobre a Movimentacao ou Transmissao de Valores e de Creditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, foreign exchange losses, monetary restatement losses and other expenses. Financial income was R$35 million in the 2002 Interim Period compared to financial expense of R$92 million in the 2001 Interim Period. The main changes were a decrease of R$129 million in foreign exchange net losses resulting from the 0.1% devaluation of the real against the U.S. dollar in the three-month period ended March 31, 2002 compared to a 10.6% devaluation of the real against the U.S. dollar in the 2001 Interim Period and financial income in the amount of R$23 million as a result of the monetary restatement on deferred regulatory assets offset by an increase of R$19 million in the interest and monetary restatement on loans and financing. See Notes 3, 14, 19 and 20 to our interim financial statements.

     Income taxes

     Income taxes were expenses of R$16 million on pre-tax income of R$57 million in the 2002 Interim Period compared to benefit of R$47 million on pre-tax loss of R$59 million in the 2001 Interim Period. See Note 5 to our interim financial statements.

     Net income (loss)

     As a result of the foregoing, we had net income of R$41 million in the 2002 Interim Period compared to net loss of R$12 million in the 2001 Interim Period.

     Other comprehensive income

     Other comprehensive income was R$3 million in the 2002 Interim Period compared to income of R$9 million in the 2001 Interim Period as a result of the change in the fair value (unrealized gain / losses) of the available for sale securities recognized in shareholders' equity.

     Comprehensive income (loss)

     As a result of the factors stated above, comprehensive income was R$44 million in the 2002 Interim Period compared to comprehensive loss of R$3 million in the 2001 Interim Period.

                                  **********

                                                                        Item 5

Companhia Energetica de Minas Gerais - CEMIG

Refiled Interim Financial Statements
Together with Independent Public Accountants Report of Special Review (Translated from the Original in Portuguese)

June 30, 2002

                                                                        Item 5



(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS REPORT ON SPECIAL REVIEW
------------------------------------------------

To the Shareholders and the Board of Directors of
Companhia Energetica de Minas Gerais - CEMIG
Belo Horizonte - MG
-------------------

1. We have performed a special review of the quarterly information, presented in Brazilian reais - R$, of Companhia Energetica de Minas Gerais - CEMIG and subsidiaries, as of June 30, 2002, and for the six months and quarter then ended, prepared under responsibility of the Company's management, in accordance with accounting practices established by Brazilian corporate law, comprising the individual (Company) and consolidated balance sheets, the individual (Company) and consolidated statements of income, management's discussion and analysis and relevant information.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Accountants (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the Company's and its subsidiaries' financial positions and results of operations.

3. In our special review report originally issued on August 14, 2002, on the Company's quarterly information as of June 30, 2002, we mentioned that it was impossible to conclude on the realization of accounts receivable from the Government of the State of Minas Gerais, arising from the remaining credit balance of the recoverable deficit account - CRC. As mentioned in
     Note 8, the Company renegotiated this credit with the Minas Gerais State Government, including receiving a guarantee represented by dividends to which the State Government is entitled as a shareholder, for part of the credit, and recognized an allowance for losses on the remaining portion, in the amount of R$1,045,325,000. As mentioned in Note 2, as a result of the recognition of this allowance, the quarterly information as of June 30, 2002 is being presented on a revised basis by the Company. As a result, this report on our special review differs from that originally issued on August 14, 2002.

4. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above, for it to be in conformity with accounting practices established by Brazilian corporate law and accounting standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

                                                                        Item 5

5. As mentioned in Notes 3 and 7 to the quarterly information, the Company has recorded, as of June 30, 2002: (i) assets and liabilities related to energy trade in the spot market recorded based on information made available by Wholesale Energy Market Administrator in March 13, 2002 and July 31, 2002, covering preliminary amounts for the period from April to December 2001 and for the amounts covering the first semester of 2002 based on estimates developed by the management; (ii) accounts receivable referring to special rate adjustment occurring to compensate losses of revenue from the Emergency Electricity Rationing Plan; and (iii) prepaid expenses related to the tariff adjustments and compensation of "Parcel A" cost variations (CVA). These amounts result form the application of Law
     10.438 issued on April 26, 2002, Executive Act No. 25 of January 24, 2002, and Energy Crisis Committee and ANEEL resolutions. The realization of the balances recorded is occurring through billings to consumers beginning January 2002, by applying an extraordinary tariff increase, approved by the granting authority in December 2001, as well as through future tariff revisions.

6. The individual (Company) and consolidated balance sheets as of March 31, 2002, presented for comparative purposes, were reviewed by other independent accountants whose report thereon dated May 15, 2002, without qualification and with emphasis of (i) assets and liabilities mentioned in paragraph 5 above which were pending revision and confirmation by ANEEL; (ii) ongoing negotiations at the time between the company management and the Minas Gerais State Government in order to resolve the payment delay of the recoverable deficit account - CRC. The individual (Company) and consolidated statements of income for the quarter and six-month period ended June 30, 2001, presented for comparative purpose, were reviewed by other independent accountants whose report thereon dated July 31, 2001, without qualification and with emphasis of (i) unrecorded trade of energy on MAE - Wholesale Energy Market, which effect were estimated as irrelevant by the company management; and (ii) the early adoption, effective January 1, 2001, of the accounting method for employee post-retirement benefit obligations related to supplementary pension plans, life insurance are health plans, in conformity with CVM Deliberation No. 371/2000.

7. The translation of this quarterly information into English has been made solely for the convenience of readers outside Brazil.

Belo Horizonte, August 14, 2002
   (except for the matters discussed in Notes 2 and 8 and in paragraph 3 above, as to which the date is January 21, 2003)

DELOITTE TOUCHE TOHMATSU                                  Jose Carlos Amadi
Independent Accountants                                   Engagement Partner

                                                                        Item 5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
JUNE 30, 2002 AND MARCH 31, 2002
(Expressed in thousands of Brazilian reais - R$)
------------------------------------------------------------------------------

A  S  S  E  T  S
----------------


                                                                Consolidated                                 Company
                                                   --------------------------------------     ------------------------------------
                                                       June 30,              March 31,             June 30,              March 31,
                                                         2002                   2002                 2002                  2002
                                                   --------------         ---------------     --------------        --------------
CURRENT ASSETS:
  Cash and cash equivalents                               424,313                 605,800            368,463               548,764
  Accounts receivable                                     704,922                 546,447            696,347               537,620
  Consumers - Special rate adjustment                     248,751                 234,708            248,751               234,708
  Concessionaires - Energy transportation                  16,844                  16,776             16,844                16,776
  Recoverable taxes                                       127,772                  32,044            106,469                28,471
  Materials and supplies                                   14,559                  12,788             11,514                11,318
  Prepaid expenses - CVA                                   65,805                  68,588             65,805                68,588
  Other                                                   114,702                  89,195            118,242                99,736
                                                   --------------         ---------------     --------------        --------------
                                                        1,717,668               1,606,346          1,632,435             1,545,981
                                                   --------------         ---------------     --------------        --------------

NONCURRENT ASSETS:
  Receivable from Minas Gerais State Government           544,106               1,533,943            544,106             1,533,943
  Consumers - Special rate adjustment                   1,353,340               1,420,549          1,353,340             1,420,549
  Prepaid expenses - CVA                                  148,165                 120,305            148,165               120,305
  Tax credits                                             536,132                 400,261            521,969               397,756
  Marketable securities                                    68,287                  75,622             68,287                75,622
  Electricity Rationing Plan - Bonus paid to
     consumers and adoption costs incurred                209,660                 201,589            209,660               201,589
  Distributors - Energy supply                            121,215                 115,788            121,215               115,788
  Project studies based on service rendered                25,999                  25,999             25,999                25,999
  Others                                                  188,399                 139,363            177,574               118,191
                                                   --------------         ---------------     --------------        --------------
                                                        3,195,303               4,033,419          3,170,315             4,009,742

PERMANENT ASSETS:
  Investments                                             456,597                 405,452            884,694               730,609
  Property, plant and equipment                         7,725,293               7,550,371          7,231,974             7,235,221
  Deferred charges                                         19,870                  11,107              1,487                 1,719
                                                        8,201,760               7,966,930          8,118,155             7,967,549
                                                   ---------------        ---------------     --------------        --------------
           Total assets                                13,114,731              13,606,695         12,920,905            13,523,272
                                                   ===============        ===============     ==============        ==============


 The accompanying condensed notes are an integral part of these balance sheets.

                                                                        Item 5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED BALANCE SHEETS
JUNE 30, 2002 AND MARCH 31, 2002
(Expressed in thousands of Brazilian reais - R$)
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------


                                                                       Consolidated                          Company
                                                             --------------------------------     -----------------------------
                                                              June 30,           March 31,          June 30,          March 31,
                                                                2002                2002              2002              2002
                                                             --------------    --------------     -------------    ------------
SHORT-TERM LIABILITIES:
    Suppliers                                                     684,159           614,158           662,524           602,471
    Taxes payable                                                 428,418           334,693           410,982           331,639
    Advance billings of electric power                             12,226            26,880            12,226            26,880
    Loans and financing                                           437,927           370,574           413,882           358,312
    Payroll and related charges                                    98,936            83,289            97,664            82,840
    Dividends and interest on capital                             315,437           206,263           315,240           206,066
    Employee post-retirement benefits                             167,015           152,530           167,015           152,530
    Regulatory charges                                             49,235            50,270            49,175            50,085
    Other                                                          83,233           108,937            80,254           108,626
                                                             --------------    --------------     -------------    ------------
                                                                2,276,586         1,947,594         2,208,962         1,919,449
                                                             --------------    --------------     -------------    ------------

LONG-TERM LIABILITIES:
    Loans and financing                                         2,324,465         1,960,827         1,580,688         1,285,416
    Debentures                                                          -                 -           654,984           636,515
    Employee post-retirement benefits                           1,726,721         1,714,412         1,726,721         1,714,412
    Suppliers                                                     450,761           431,634           450,761           431,634
    Electricity Rationing Plan - Surcharge applied to
       consumers                                                   25,002            25,716            25,002            25,716
    Reserve for contingencies                                     321,409           329,396           321,409           329,396
    Other                                                          65,831            59,559            64,858            58,731
                                                             --------------    --------------     -------------    -------------
                                                                4,914,189         4,521,544         4,824,423         4,481,820
                                                             --------------    --------------     -------------    -------------

MINORITY INTEREST                                                  36,436            15,554                 -                 -

SHAREHOLDERS' EQUITY:
   Capital                                                      1,621,538         1,589,995         1,621,538         1,589,995
   Capital reserves                                             4,074,949         4,106,492         4,074,949         4,106,492
   Income reserves                                              1,153,736         1,153,476         1,153,736         1,153,476
   Accumulated (deficit) earnings                                (989,826)          244,917          (989,826)          244,917
                                                             --------------    --------------     -------------    --------------
                                                                5,860,397         7,094,880         5,860,397         7,094,880
   Funds for future capital increase                               27,123            27,123            27,123            27,123
                                                             --------------    --------------     -------------    --------------
                                                                5,887,520         7,122,003         5,887,520         7,122,003
                                                             --------------    --------------     -------------    --------------
           Total liabilities and shareholders equity           13,114,731        13,606,695        12,920,905        13,523,272
                                                             ==============    ==============     =============    ==============

The accompanying condensed notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Expressed in thousands of Brazilian reais - R$, except for per share data)
------------------------------------------------------------------------------

                                                               Consolidated                                  Company
                                                               ------------                                  -------
                                                             Six months period                          Six months period
                                                               ended June 30,                             ended June 30,
                                                    ---------------------------------------    ------------------------------------
                                                                               2001                                     2001
                                                        2002               reclassified            2002             reclassified
                                                    ----------------     -----------------     --------------     ----------------
OPERATING REVENUES:
   Electricity sales                                      2,592,824             2,500,654          2,572,982            2,484,146
   Special rate adjustment                                  261,425                     -            261,425                    -
   Other operating revenues                                 183,004               179,324            117,205              126,438
                                                    -----------------    ------------------    ---------------    -----------------
                                                          3,037,253             2,679,978          2,951,612            2,610,584
DEDUCTIONS FROM OPERATING REVENUES:                        (755,903)             (682,682)          (748,092)            (677,454)
                                                    -----------------    ------------------    ---------------    -----------------
Net operating revenues                                    2,281,350             1,997,296          2,203,520            1,933,130
                                                    -----------------    ------------------    ---------------    -----------------
OPERATING EXPENSES:
   Personnel                                               (265,182)             (303,064)          (261,689)            (302,387)
   Materials and supplies                                   (34,163)              (33,365)           (33,474)             (33,139)
   Outside services                                        (111,736)             (104,991)          (107,694)            (101,964)
   Charges for use of water resources                       (22,176)              (21,081)           (21,631)             (20,753)
   Electricity purchased for resale                        (662,237)             (512,081)          (662,237)            (512,081)
   Use of basic transmission network                       (142,208)             (131,826)          (142,208)            (131,826)
   Depreciation and amortization                           (270,843)             (253,544)          (257,729)            (247,729)
   Employee post-retirement benefits                       (108,499)             (100,530)          (108,499)            (100,530)
   Operating provisions                                      (8,419)              (13,976)            (8,419)             (13,976)
   Fuel consumption quota - CCC                            (160,004)             (156,259)          (160,004)            (156,259)
   Gas purchased for resale                                 (45,059)              (38,366)                 -                    -
   Other                                                    (75,259)              (93,862)           (71,819)             (92,706)
                                                    -----------------    ------------------    ---------------    -----------------
                                                         (1,905,785)           (1,762,945)        (1,835,403)          (1,713,350)
                                                    -----------------    ------------------    ---------------    -----------------
Income from operations before equity in subsidiaries        375,565               234,351            368,117              219,780
   financial income (expense)
                                                    -----------------    ------------------    ---------------    -----------------
EQUITY IN SUBSIDIARIES                                            -                     -               (280)               9,180
                                                    -----------------    ------------------    ---------------    -----------------
FINANCIAL INCOME (EXPENSES):
   Financial income                                         380,302               190,035            375,159              187,569
   Financial expenses                                      (687,132)             (359,037)          (659,824)            (356,378)
                                                    -----------------    ------------------    ---------------    -----------------
                                                           (306,830)             (169,002)          (284,665)            (168,809)
                                                    -----------------    ------------------    ---------------    -----------------
Income from operations                                       68,735                65,349             83,172               60,151
                                                    -----------------    ------------------    ---------------    -----------------
NON-OPERATING EXPENSES, NET                              (1,059,172)              (26,481)        (1,059,172)             (26,482)
                                                    -----------------    ------------------    ---------------    -----------------
(Loss) income before taxes on income and employee          (990,437)               38,868          (976,000)                33,669
   profit sharing
                                                    -----------------    ------------------    ---------------    -----------------
   Income and social contribution tax expenses              (22,360)              (14,898)           (28,142)              (9,991)
   Employee profit sharing                                  (10,654)               (9,526)           (10,654)              (9,526)
   Reversion of interest on capital                         120,000                     -            120,000                    -
                                                    -----------------    ------------------    ---------------    -----------------
(Loss) income before minority interest                     (903,451)               14,444           (894,796)              14,152
MINORITY INTEREST                                             8,655                  (292)                 -                    -
                                                    -----------------    ------------------    ---------------    -----------------
NET (LOSS) INCOME FOR THE PERIOD                           (894,796)               14,152           (894,796)              14,152
                                                    =================    ==================    ===============    =================
NUMBER OF THOUSAND SHARES                               162,084,691           158,931,714        162,084,691          158,931,714
                                                    =================    ==================    ===============    =================
(LOSSES) EARNINGS PER SHARE - R$                          (0,00552)               0.00009          (0,00552)              0.00009
                                                    =================    ==================    ===============    =================



The accompanying condensed notes are an integral part of these interim statements.


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2002 AND 2001
(Expressed in thousands of Brazilian reais - R$, except for per share data)
------------------------------------------------------------------------------


                                                                      Consolidated                           Company
                                                          -----------------------------------     --------------------------------
                                                                         Quarter                             Quarter
                                                                      ended June 30,                      ended June 30,
                                                          -----------------------------------     --------------------------------
                                                                                   2001                                 2001
                                                                2002          (reclassified)          2002          (reclassified)
                                                          ---------------     ---------------     ------------     ---------------
OPERATING REVENUES:
   Electricity sales                                           1,412,929           1,298,853        1,399,613          1,290,591
   Special rate adjustment                                       (53,739)                  -          (53,739)                 -
   Other operating revenues                                      102,036              93,061           60,912             65,179
                                                          ----------------    ----------------    -------------    ---------------
                                                               1,461,226           1,391,914        1,406,786          1,355,770
DEDUCTIONS FROM OPERATING REVENUES:                             (418,680)           (354,686)        (413,463)          (352,022)
                                                          ----------------    ----------------    -------------    ---------------
Net operating revenues                                         1,042,546           1,037,228          993,323          1,003,748
                                                          ----------------    ----------------    -------------    ---------------
OPERATING EXPENSES:
   Personnel                                                    (131,907)           (136,153)        (129,511)          (135,798)
   Materials and supplies                                        (18,192)            (16,256)         (17,572)           (16,112)
   Outside services                                              (60,233)            (57,936)         (57,755)           (56,137)
   Charges for use of water resources                            (13,503)             (9,902)         (13,187)            (9,790)
   Electricity purchased for resale                             (302,263)           (279,724)        (302,263)          (279,724)
   Use of basic transmission network                             (77,317)            (65,791)         (77,317)           (65,791)
   Depreciation and amortization                                (138,420)           (127,446)        (129,227)          (124,496)
   Employee post-retirement benefits                             (54,249)            (50,266)         (54,249)           (50,266)
   Operational provisions                                          5,826             (10,479)            5,826           (10,479)
   Fuel consumption quota - CCC                                  (90,467)            (84,843)         (90,467)           (84,843)
   Gas purchased for resale                                      (27,144)            (20,337)               -                  -
   Other                                                         (39,069)            (54,065)         (36,691)           (53,332)
                                                          ----------------    ----------------    -------------    ---------------
                                                                (946,938)           (913,198)        (902,413)          (886,768)
                                                          ----------------    ----------------    -------------    ---------------
Income from operations before equity in
   subsidiaries and financial income (expenses)                   95,608             124,030           90,910            116,980
                                                          ----------------    ----------------    -------------    ---------------
EQUITY IN SUBSIDIARIES                                                 -                   -           (1,730)             4,813
                                                          ----------------    ----------------    -------------    ---------------
FINANCIAL INCOME (EXPENSES)
   Financial income                                              229,538              97,815          226,181             95,686
   Financial expenses                                           (602,872)           (166,199)        (577,701)          (164,042)
                                                          ----------------    ----------------    -------------    ---------------
                                                                (373,334)            (68,384)        (351,520)           (68,356)
                                                          ----------------    ----------------    -------------    ---------------
(Loss) income from operations                                   (277,726)             55,646         (262,340)            53,437
                                                          ----------------    ----------------    -------------    ---------------
NON-OPERATING EXPENSES, NET                                   (1,052,195)             (3,747)      (1,052,195)            (3,748)
                                                          ----------------    ----------------    -------------    ---------------
(Loss) income before taxes on income and
   employee profit sharing                                    (1,329,921)             51,899       (1,314,535)            49,689
                                                          ----------------    ----------------    -------------    ---------------
   Income and social contribution tax credit (expense)            92,920             (21,247)          86,321            (19,189)
   Employee profit sharing                                        (6,529)             (3,837)          (6,529)            (3,837)
   Reversion of interest on Shareholders' Equity                 120,000                   -          120,000                  -
                                                          ----------------    ----------------    -------------    ---------------
(Loss) income before minority interest                        (1,123,530)              26,815      (1,114,743)            26,663
MINORITY INTEREST                                                  8,787                (152)               -                  -
                                                          ----------------    ----------------    -------------    ---------------
NET (LOSS) INCOME FOR THE PERIOD                              (1,114,743)              26,663      (1,114,743)            26,663
                                                          ================    ================    =============    ===============
NUMBER OF THOUSAND OF SHARES                                  162,084,691         162,084,691      158,931,714        158,931,714
                                                          ================    ================    =============    ===============
LOSSES (INCOME) PER SHARE - R$                                  (0,00688)             0.00017        (0,00688)            0.00017
                                                          ================    ================    =============    ===============



The accompanying condensed notes are an integral part of these interim unaudited statements.


                                                                        Item 5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2002
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)
------------------------------------------------------------------------------


1) THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company"), a company organized under the laws of the Federative Republic of Brazil, is an electric power concessionaire are public utility controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy, as well as certain related business activities.

The Company has equity interests in the following companies:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderurgicas de Minas Gerais - USIMINAS;

o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.17% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to perform these activities;

o Empresa de Infovias S.A. ("Infovias") (94.89% interest) - Its principal activities are rendering telecommunications services and developing activities related thereto, through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other (multiservice networks). Infovias owns 51% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities in the State of Minas Gerais. In June of 2002 CEMIG acquired 45.44% of the share equity of Infovias (See more information Note 11) and,

o Additionally, the Company has a 100% interest in each of the following companies: Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. The principal activities of these Companies are the production and sale of electric energy, as independent power producers and they are still pre-operational.

                                                                        Item 5

2) PRESENTATION OF THE FINANCIAL STATEMENTS

(a) Basis of consolidation

The financial statements of Infovias were fully consolidated in this quarter using the proportionate consolidation method, due to the purchase of 45.55% of the Infovias capital by CEMIG. Therefore, CEMIG became the majority shareholder of Infovias with a 94.89% in Infovias' capital (see further information on Note 11).

In the current period, the consolidated financial statements include the financial statements of Cemig PCH S.A., Cemig Capim Branco S.A. and UTE Barreiro S.A., as a result of the payment of capital by CEMIG, in the second quarter of 2002, through the transfer of fixed assets.

The accounting practices, methods and criteria used by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2001.

(b) Reclassification of account balances

In order to conform to the current presentation, the Company reclassified certain 2001 balances, as follows:


             Original Account                            Reclassified Account                       Consolidated        Company
-----------------------------------        ----------------------------------------------------     -------------     ------------

Employee post-retirement benefits
   Financial expenses - FORLUZ debt        Operating expenses-Employee post-retirement benefits        91,910          91,910
   Operational provisions                  Operating expenses-Employee post-retirement benefits         8,620           8,620

PASEP and COFINS on financial
   income:
   Financial expenses                      Financial income                                             7,024           7,024

Other Operating Income and Expense
   Other operating income                  Operating Revenues                                          53,675          53,673
   Other operating expense                 General operational and administrative expense              87,485          86,465

In order to prepare the individual and consolidated statements of cash flows presented in Note 27, CEMIG reclassified escrow accounts in the amount of R$157,295 and R$67,171 as of June 30, 2001 and December 31, 2000,
respectively, originally recorded under Assets - Cash and cash equivalents, to Liabilities as a reduction of loans and financing.

(c) Revision of interim financial statements

CVM (Brazilian Securities Commission) letter, of January 7, 2003, required the Company to refile its quarterly information as of June 30, 2002 to include an allowance for losses on receivables from the Minas Gerais State Government, as described in Note 8. Therefore, the Company refiled its new quarterly information as of June 30, 2002, including the mentioned allowance. Other subsequent events that may impact the interim financial information as of June 30, 2002 were not considered as the same are being presented in the interim financial statement of September 30, 2002 filed on the same date.

The new quarterly information as of June 30, 2002, now being presented, differs from that originally filed on August 19, 2002, with respect to the allowance for losses and additional information included in Note 8 and the corresponding effects on financial income, extraordinary losses and income taxes.

                                                                        Item 5

3) CONSUMERS - SPECIAL RATE ADJUSTMENT

In December 2001, the Federal Government, through the Camara de Gestao da Crise de Energia Eletrica (the Federal Government's Electric Energy Crisis Committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into the Acordo Geral do Setor Eletrico ("General Agreement of the Electricity Sector"). This agreement defines criteria to ensure the economic and financial equilibrium of the concession contracts and to reimburse such concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment.

Law No. 10,438 of April 26, 2002 and the Energy Crisis Committee's Resolution No. 91 of December 21, 2001, established a special rate adjustment beginning December 27, 2001. The rate increases were defined through the Energy Crisis Committee's Resolution No. 130 of April 30, 2002, as follows:

     o an increase of 2.90% for rural and residential consumers (excluding low-income consumers), street lighting and high tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and meet certain criteria, related to charge and demand energy factors which were determined in the Resolution.
     o    an increase of 7.90% for all other consumers.

The special rate adjustment mentioned will be used in the recovery of the following items:

     a) Billing losses in the period from June 1, 2001 to February 28, 2002, representing the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, as established by ANEEL (National Energy Authority). The computation does not include State VAT and overdue payment losses which the Company does not expect will be material.
     b) Variation in Parcel "A" Items (uncontrolled costs as established by the concession contracts) related to the period between January 1, 2001 to October 25, 2001. The amount to be reimbursed is equal to the difference between the Parcel "A" costs effectively paid and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment.
     c) Amounts to be transferred to generators for the energy purchased on the MAE, from June 1, 2001 to February 28, 2002, at a price exceeding R$49.26/MWh. This includes the taxes and charges on revenue (PASEP, COFINS, RGR and CPMF) since the Company is only responsible to transfer these amounts to generators.

The amounts related to the billing losses and compensation of variations in Parcel "A" uncontrolled costs Items, further described in ("a") and ("b"), have been submitted to ANEEL for validation and approval, in accordance with legislation in force. The amounts to be paid to generators, described in ("c") were accrued based on preliminary information provided by MAE. MAE's and ANEEL's review may result in changes in the Company's future financial results.

The amounts related to 2001, which will be realized through the special rate adjustment, described in items ("a"), ("b") and ("c") have been restated based on SELIC (Brazilian Central Bank overnight interest rate) from January 1, 2002 to the month of their effective recovery. The amounts in items ("a") and ("c") related to 2002 have been updated from March 1, 2002 using the same criteria.

ANEEL's review changed certain assumptions adopted to estimate the billing losses during the Electricity Rationing Plan. Therefore, the Company made, in the second quarter of 2002, a reversion of R$53,739 in the amounts to be realized through the special rate adjustment mentioned in item ("a").

The State VAT related to the special rate adjustment, related to future billings, which is estimated to be R$400,523, only becomes an obligation once the customers are billed. In this context, the Company's only responsibility is to transfer this tax from consumers to State tax authorities.

                                                                        Item 5

The amounts to be recovered through the special rate adjustments mentioned in items "a", "b", and "c" are as follows:

                                                                               Company and consolidated
                                                                             June 30, 2002                 March 31, 2002
                                                              Principal        SELIC

Billing losses during the Electricity
Rationing Plan                                                  871,880         71,334         943,214            959,448
Amounts collected in the six-month period
ended June 30, 2002                                             755,205         67,583         822,788            905,776
Recovery of uncontrollable cost variations
relating to Parcel "A"                                          447,248         37,458         484,706            464,139
Recovery of spot market amounts by generators                 1,447,570        154,521       1,602,091          1,655,257

Current                                                                                        248,751            234,708
Noncurrent                                                                                   1,353,340          1,420,549


In counterpart to the amounts to be collected through the special rate adjustment, CEMIG has recorded a long-term liability in the amount of R$450,761, related to reimbursement to generators for energy purchased on the MAE, described in item ("c").

Accounting Effects

The effects in the six-month period ended June 30, 2002 resulting from the operations mentioned in items ("a"), ("b") and ("c"), were the follows:


                                                                                            Transfer of
                                                                             Recovery of     values to
                                                           Billing losses     Parcel "A"     Generators     Tax effects     Total
                                                           --------------     ----------     ----------     -----------     -----
Revenue from special rate adjustments                         215,201           --             46,224           --         261,425
Electricity Sales to the interconnected power system             --             --             32,272           --          32,272
Deductions from operating revenues                               --             --               --          (19,531)      (19,531)
Operating expenses                                               --            2,044          (42,987)          --         (40,943)
Financial income                                               67,583         23,701           46,262         (5,020)     (132,526)
Financial expenses                                               --             --            (34,834)          --         (34,834)
Income and social contribution tax                               --             --               --         (112,511)     (112,511)
                                                             --------        --------        --------      ---------     ---------
                                                              282,784         25,745           46,937       (137,062)      218,404
                                                             ========        ========        ========      =========     =========


                                                                         Item 5


4) CASH AND CASH EQUIVALENTS

The composition of the balance is as follows:


                                                    Consolidated                                      Company
                                        ----------------------------------------------------------------------------------------
                                               June 30,               March 31,              June 30,            March 31,
                                                 2002                   2002                   2002                2002
                                        -------------------    -------------------     -------------------     -----------------
Banks                                              94,106                 79,035                  87,798                75,516
Short term investments                            330,207                526,765                 280,665               473,248
                                        -------------------    -------------------     -------------------     -----------------
                                                  424,313                605,800                 368,463               548,764
                                        ===================    ===================     ===================     =================


Approximately R$248,062 of the short-term investments refers to funds obtained from the issuance of debentures. These funds were obtained to be used in the investment plan related to expansion of the Company's energy generation, transmission and distribution operations.

5) ACCOUNTS RECEIVABLE


                                                         Consolidated
----------------------------------------------------------------------------------------------------------------------------------
                                                                       Past due        Past due          Total           Total
                                                                    accounts - up     accounts -       June 30,        March 31,
                        Consumers Class                 Current       to 90 days     over 90 days        2002            2002
---------------------------------------------------   -----------   --------------   -------------   -----------      ------------
Residential                                             177,953          81,707           9,510         269,170          221,011
Industrial                                              141,111          44,552          33,421         219,084          185,633
Commercial                                               63,441          37,189           7,671         108,301           87,180
Rural                                                    21,720           9,296           2,434          33,450           25,447
Public authorities                                       11,202          15,324           7,719          34,245           25,532
Public lighting                                           7,252          19,536           2,706          29,494           20,745
Public services                                          46,264           2,023             789          49,076           39,463
                                                      -----------   --------------   -------------   -----------      ------------
Subtotal - Consumers                                    469,033         209,627          64,250         742,820          605,011
Supply                                                    5,572               -           2,117           7,689            3,123
Allowance for doubtful accounts                               -               -         (45,587)        (45,587)         (61,687)
                                                      -----------   --------------   -------------   -----------      ------------
                                                        474,515         209,627          20,780         704,922          546,447
                                                      ===========   ==============   =============   ===========      ============


                                                                 Company
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Past due        Past due          Total            Total
                                                                    accounts - up     accounts -       June 30,         March 31,
                        Consumers Class                 Current       to 90 days     over 90 days        2002             2002
---------------------------------------------------   -----------   --------------   -------------   -----------      ------------
Residential                                             177,953           81,707           9,510         269,170          221,011
Industrial                                              139,382           44,552          33,421         217,355          177,818
Commercial                                               56,595           37,189           7,671         101,455           86,168
Rural                                                    21,720            9,296           2,434          33,450           25,447
Public authorities                                       11,202           15,324           7,719          34,245           25,532
Public lighting                                           7,252           19,536           2,706          29,494           20,745
Public services                                          46,264            2,023             789          49,076           39,463
                                                      -----------   --------------   -------------   -----------      ------------
Subtotal - Consumers                                    460,368          209,627          64,340         734,245          596,184
Supply                                                    5,572                -           2,117           7,689            3,123
Allowance for doubtful accounts                               -                -         (45,587)        (45,587)         (61,687)
                                                      -----------   --------------   -------------   -----------      ------------
                                                        465,940          209,627          20,780         696,347          537,620
                                                      ===========   ==============   =============   ===========      ============


The allowance for doubtful accounts reduction is due to credits in arrears to be collected from an industrial consumer.

                                                                        Item 5

6) RECOVERABLE TAXES


                                                          Consolidated                       Company
                                                 -------------------------------  --------------------------------

                                                 June 30, 2002   March 31 2002    June 30, 2002   March 30, 2002
                                                 --------------  ---------------  --------------  ----------------
State VAT - ICMS                                       27,701           25,443         22,958            22,483
Income and social contribution tax                     98,972            6,548         83,153             5,935
Others                                                  1,099               53            358                53
                                                 --------------  ---------------  --------------  ----------------
                                                      127,772           32,044        106,469            28,471
                                                 ==============  ===============  ==============  ================


The balances of income and social contribution tax are basically related to the amendment of CEMIG's income tax and social contribution tax obligations for the year ended December 31, 1997, pleading the deductibility of costs related to returns from post-retirement benefits obligations in compliance with CVM Resolution No, 371/00. This amendment resulted in prepaid income and social contribution taxes in the amount of R$160,804 which have been offsetting by the Company.

The recoverable State VAT credits are being offset by the Company and its subsidiaries with the State VAT to be paid. The amount of R$18,843, referring to tax credits for which such offset is under negotiation with the State Government, is recorded under Noncurrent Assets - Other.

7) PREPAID EXPENSES - CVA

The balance of the recoverable variation account of Parcel "A" items - "CVA", monetarily restated by SELIC, refers to the variation, which began on October 26, 2001, between the estimated Parcel "A" costs of the Company and payments effectively made. The variations will be recovered in subsequent annual rate adjustments as follows:


                                                                             Consolidated and Company
                                                   ----------------------------------------------------------------------------
                                                      Amount to be          Amount to be                            Total
                                                    compensated until    compensated after      Total June         March 31,
                                                       April, 2003          April, 2003          30, 2002            2002
                                                   --------------------  -------------------  ---------------  -----------------
 System service charges - ESS                                       -              109,074          109,074            102,086
 Itaipu Binacional electricity purchase tariff                 34,341               75,455          109,796             60,325
 Itaipu Binacional electricity transport tariff                 1,245                  787            2,032              2,241
 Fuel usage quota - CCC                                         9,922              (32,243)         (22,321)             7,246
 Tariff for use of basic transmission network                   8,583                5,135           13,718             15,451
 Charges for use of water recourses                                 -                1,671            1,671              1,544
                                                   --------------------  -------------------  ---------------  -----------------
                                                               54,091              159,879          213,970            188,893
                                                   ====================  ===================  ===============  =================

The above-mentioned amounts are updated based on the SELIC rate from the payment date to effective recovery through annual rate adjustments.

The amounts to be compensated by April 2003 refer to variation of uncontrollable costs that were included in the annual rate adjustment on April 8, 2002 and are being transferred monthly to operating expenses on a linear basis.

                                                                        Item 5

The System service charges - ESS for the period from September 2000 to March 2001 were accrued based on definitive information provided by MAE on July 25, 2002. The amounts relating to the period from April 2001 to December 2001 were accrued based on the preliminary information provided by MAE on March 13, 2002. The values for the period from January to June 2002 were accrued based on Company estimates and are subject to change. Such amounts will be monetarily restated by SELIC beginning on the effective payment date.

Part of the amounts will be submitted to ANEEL for validation and approval and, therefore, may alter the recorded amounts and may impact the Company's future financial results.

8) RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit) was transferred to the State Government in 1995, through a credit assignment contract, pursuant to Law No. 8,724/93. This balance is payable monthly over 17 years beginning June 1, 1998, and accrues annual interest of 6% and is subject to updating based on the IGP-DI (General Price Index).

As of June 30, 2002, the total account receivable balance was R$1,626,874, including monetary restatement, as established by the credit assignment contract.

Also as of June 30, 2002, the installments with maturity from April 1, 1999 to December 1, 1999 and March 1, 2000 to March 1, 2002 are in arrears, totaling R$ 509,589, including monetary restatement and related late payment charges.

Subsequent events

In October 2002, negotiations between CEMIG and the Minas Gerais State Government, related to the CRC receivable, were concluded, as described below:

(a) Second Amendment of Credit Assignment Contract for CRC, signed on October 14, 2002

This Amendment refers to 149 installments, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,082,768, as of June 30, 2002. These installments are subject to annual interest of 6% and are updated based on the IGP-DI. The Minas Gerais State Government and CEMIG have decided to sign this Amendment in order to preserve the terms and conditions of the original contract and to allow a transfer of this asset to BNDES (Brazilian Economic and Social Development Bank). This Amendment was signed pursuant to Law No. 10,438/02 which guarantees to CEMIG the recovery of its credits that arose from the General Agreement of the Electricity Sector.

This Amendment was signed based on Law No. 14,384 of October 11, 2002, enacted by the Minas Gerais State Legislature, which granted guarantees to BNDES regarding the revenues from taxes and other revenues as established by the Brazilian Constitution, through Articles 155, 157 and 159. The Board of Directors of CEMIG approved this Amendment on October 23, 2002.

The Minas Gerais State Government did not pay the installment maturing on January 1, 2003, in the amount of R$12,104. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

Transfer to BNDES

The transfer of the asset mentioned above is linked to the General Agreement of the Electricity Sector which established that the Company would be entitled to a BNDES funding program, or an equivalent transaction, in order to anticipate the effective recovery of a significant part (approximately 90%) of its rights that arose from the Electric Rationing Program. The funds from such transaction would be used to settle the MAE transactions

                                                                        Item 5

and reimburse the billing losses and additional costs incurred during the period in which the Electricity Rationing Program was in force in 2001 and 2002.

The National Treasury Secretary - STN, responsible for implementation of the funding program, suggested the transfer of the CRC asset to the Federal Government in order to solve the restrictions applicable to CEMIG for being a partially state-owned company. Such transaction would be equivalent to the BNDES funding program, and would provide the Company with necessary resources to settle the obligations and rights mentioned above.

Allowance for losses

Due to the fact that negotiations with the STN are still in progress at the present date, and the non-inclusion in the Second Amendment of additional guarantees that would assure the realization of the aforementioned asset, CEMIG recorded an allowance for losses in the amount of R$1,045,325. This allowance represents the total amount of the referred amendment as of March 31, 2002 (original contract installments with maturities from January 1, 2003 to May 1, 2015). Thus, the effect of updating the balance, from March 31, 2002 to June 30, 2002, in the amount of R$37,443, was excluded from the statement of income for the six-month period ended June 30, 2002. On January 21, 2003, the Board of Directors approved recognition of the allowance.

The allowance for losses on this asset was recorded in the statement of income as an extraordinary loss in non-operating expense, since it does not result from the Company's operations during the period, and has an abnormal nature. Such allowance did not impact deferred income and social contribution taxes, since it represents a permanent difference to be included in the taxable income calculation.

(b) Third Amendment of Credit Assignment Contract for CRC, signed on October 24, 2002

CEMIG and the Minas Gerais State Government signed this Amendment in order to reschedule the payment of installments originally due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments, in the total amount of R$544,106, as of June 30, 2002, are subject to annual interest rate of 12.00% and are updated based on the IGP-DI. They will be paid in 149 monthly installments from January 2003 to May 2015. The original contract included the guarantee of the State Government's share of taxes collected by the Federal Government entitled Fundo de Participacao dos Estados - FPE. This Amendment established an additional guarantee which now allows the Company to retain dividends and interest on capital to be paid to the Minas Gerais State Government, as a Company shareholder.

This Amendment was signed based on Law No.14,384 of October 11, 2002, enacted by the Minas Gerais State Legislature. The Board of Directors of CEMIG approved this Amendment on October 23, 2002.

The Minas Gerais State Government did not pay the installment of the third amendment due on January 1, 2003, in the amount of R$9,150. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government.

The projection of the Company's future operations indicates that the dividends attributable to the Minas Gerais State Government will be sufficient to assure the full realization of the asset, in case of default by the State.

Management will monitor future events which may impact the Company's dividend payment projection, in order to conclude if the above-mentioned guarantee is still effective or an additional allowance under this amendment is necessary.

                                                                        Item 5

9) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Tax credits

The Company and its subsidiaries have tax credits recorded as noncurrent assets. The income tax credits are recorded at a 25% rate and social contribution tax credits are recorded at an 8% rate (considering the expected realization after 2003), The composition of the balances is as follows:


                                                                     Consolidated                       Company
                                                            -------------------------------  --------------------------------

                                                            June 30, 2002    March 31 2002    June 30, 2002   March 31, 2002
                                                            --------------  ---------------  --------------  ----------------
Tax credit on:
   Tax loss carryforwards                                         266,959         159,617         252,869         157,182
   Employee post retirement benefits                              153,155         149,501         153,155         149,501
   Reserve for contingencies                                       58,352          56,391          58,352          56,391
   Accrual for voluntary termination program - PDV                  8,943           8,507           8,943           8,507
   Allowance for doubtful accounts                                 15,080          20,393          15,080          20,393
   Allowance for decrease in market value of marketable
     securities                                                    11,517           2,861          11,517           2,861
   Reserve for PASEP/COFINS - Special Rate Adjustment              17,209               -          17,209               -
   Others                                                           4,917           2,991           4,844           2,921
                                                            --------------  ---------------  --------------  ----------------
                                                                  536,132         400,261         521,969         397,756
                                                            ==============  ===============  ==============  ================


The income and social contribution tax credits on tax loss carryforwards were recorded as a result of the recognition of the obligations due to FORLUZ in compliance with CVM Resolution No. 371.

In accordance with the CVM Instruction No. 371, date August 1, 2002, the realization of the tax credits was based in the future results of the Company and its subsidiaries, as follows:

                               ----------------------   ---------------------
                                   Consolidated               Company
                               ----------------------   ---------------------
2003                                            854                       -
2004                                         79,727                  78,969
2005                                        120,622                 116,557
2006                                        132,074                 127,611
2007                                        100,779                  96,756
2008 a 2010                                  65,759                  65,759
2011 a 2012                                  36,317                  36,317
                               ----------------------   ---------------------
                                            536,132                 521,969
                               ======================   =====================

The Company expects to fully comply with the dispositions of CVM Instruction No. 371 by the end of the third quarter of 2002.

                                                                        Item 5

b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense/credit of income tax (25% rate) and social contribution tax (9% rate) and the effective expense presented in the statement of income is as follows:


                                                                      Consolidated                             Company
                                                          -----------------------------------     --------------------------------
                                                                    Six months ended                       Six months ended
                                                                       June 30,                                June 30,
                                                          -----------------------------------     --------------------------------
                                                                2002               2001               2002              2001
                                                          ---------------     ---------------     ------------     ---------------

   (Loss) Income before taxes on income and
     employee profit sharing                                    (990,437)            38,868           (976,000)            33,669
   Income and social contribution taxes - nominal                336,748            (13,215)           331,840            (11,447)
   Tax effects on:
   Allowance for losses on receivable from Minas
     Gerais State Government                                    (355,411)                 -           (355,411)                 -
   Employee profit sharing                                         3,485              3,239              3,485              3,239

   Reversal of social contribution tax on
        additional monetary restatement                           (4,677)            (4,867)            (4,677)            (4,867)
   Equity pick-up in subsidiaries                                      -                  -             (1,374)             3,121
   Contributions and grants not deductible                        (1,682)            (1,823)            (1,682)            (1,823)
   Other                                                            (823)             1,768               (323)             1,786
                                                          ----------------    ---------------     --------------    ---------------
   Income and social contribution tax in income
        statement - expense                                      (22,360)           (14,898)           (28,142)            (9,991)
                                                          ================    ===============     ==============     ==============

10) BONUS, NET OF SURCHARGE, AND COSTS TO BE REIMBURSED AS A RESULT OF THE ELECTRICITY RATIONING PROGRAM

Through the Energy Crisis Committee, the Federal Government established electric energy consumer targets for all consumers affected by the Electricity Rationing Plan in force during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Electricity Rationing Program involving the bonus, surcharge and related costs. The related effects are as follow :


                                                                                             June 30,              March 31,
                                                                                               2002                   2002
                                                                                         ------------------     -----------------
           Noncurrent Assets
Bonus paid to consumers that consumed less than the target consumption                            181,794               181,797
Costs incurred related to the adoption of the Electricity Rationing
    Program in excess of the 2.00% surcharge on consumer tariffs.                                  27,866                19,792
                                                                                         ------------------     -----------------
                                                                                                  209,660               201,589

           Long-term Liabilities
Surcharge applied to consumers that consumed more than the target consumption                     (25,002)              (25,716)
                                                                                         ------------------     -----------------

           Net Disbursements
Net bonus paid to consumers and related costs in excess of the
        surcharge applied to consumers                                                           184,658               175,873
                                                                                         ==================     =================



In conformity with Federal Government Executive Act No. 4, dated October 17, 2001, the Federal Government, acting through its Ministry of Mines and Energy, will reimburse electric utilities, including CEMIG, for costs associated with the payment of bonuses to consumers and other related operating costs that exceeded the

                                                                        Item 5

surcharge on tariffs. This reimbursement will be subject to ANEEL's review. The Energy Crisis Committee will establish the procedures and deadlines relating to such reimbursement.

ANEEL has approved, through its Resolutions issued on March 14, 2002 and April 25, 2002, the net amount of R$132,630 to be reimbursed by Federal Government. The remaining balance of R$52,028, which refers to costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumers and the parcel of surcharges which were not billed and collected from the consumers since they are under judicial dispute, is being discussed between CEMIG and ANEEL. The Company's management does not expect losses on the realization of this asset.

As of June 16, 2002, ANEEL reimbursed part of the bonus given to the consumers, in the amount of R$88,087.

11) INVESTMENTS

                                                                    Consolidated                               Company
                                                    --------------------------------------  --------------------------------------

                                                         June 30,           March 31,            June 30,         March 31,
                                                           2002              2002                  2002             2002
                                                   ------------------- ------------------ ------------------- -------------------
Equity in subsidiaries

   Empresa de Infovias S.A.                                     -                     -           168,379                84,172
   Companhia de Gas de Minas Gerais - GASMIG                    -                     -            70,409                64,847
   Usina Termica Ipatinga S.A.                                  -                     -            85,672                85,449
   Sa Carvalho S.A.                                             -                     -            96,817                94,304
   Cemig Capim Branco S.A.                                      -                     1            11,600                     1
   UTE Barreiro S.A.                                            -                     1             2,928                     1
   Cemig PCH S.A.                                               -                     1             7,698                     1
                                                   ----------------  --------------------  ---------------- ---------------------
                                                                -                     3           443,503               328,775
In consortia for power plant construction                  376,490               308,390           364,895               308,390
Goodwill on purchase of Infovias                             8,457                     -             8,457                     -
Other investments                                           71,650                97,059            67,839                93,444
                                                  ----------------  --------------------  ---------------- ---------------------
                                                           456,597               405,452           884,694               730,609
                                                 =================  ====================  ================ =====================


a) Purchase of Infovias shares

The Company acquired from AES Forca Empreendimentos Ltda. ("AES"), on June 20, 2002, 81,700,210 common shares with no par value of Infovias, corresponding to 45.44% of the capital of Infovias . The purchase price paid was R$81,090. Therefore, CEMIG's interest in Infovias' capital increased from 49.44% to 94.89%. In accordance with the related acquisition agreement, the Company will acquire the remaining 5.00% stake in Infovias, held by AES, for R$5,406, restated in accordance with IGP-M from June 20, 2002 until the date of effective payment, subject to authorization by the Agencia Nacional de Telecomunicacoes - ANATEL, as required by applicable regulation.

The purchase price was defined by a finance consulting company using the discounted cash flow method, considering a discount rate of 19.5% per year. The operation generated R$8,457 of goodwill, based on Infovias' future profitability and will be amortized in future years, according to income earned by Infovias.

The Special Review report of interim financial statements from Infovias' Independent Public Accountants as of June 30, 2002, dated August 14, 2002, includes comments regarding (i) deferred income and social contribution tax , in the amount of R$14,270, the realization of which is based on management profit projections and depends on contracts which are under negotiations; (ii) dependence on additional resources from shareholders or third-parties to fund its operations, as well to insure the recoverability of its assets at the amounts recorded in its financial statements, until Infovias' own operating revenues are sufficient to absorb this amount.

                                                                        Item 5

b) The main information related to controlled companies as of June 30, 2002, is as follows:


                                                                              Controlled Companies
                                      -------------------------------------------------------------------------------------------
                                                                        UT             Sa          Caprim                   Cemig
                                         Infovias        Gasmig       Ipatinga      Carvalho       Branco       Barreiro     PCH
                                      --------------- ------------  ------------  -------------  ----------   -----------  ------
CEMIG's interest (%)                        94.88        95.17         100.00         100.00      100.00        100.00     100.00
Paid in Capital                           179,798       41,913         84,584         86,833           1             1          1
Shareholders' equity as of May 31,
2002                                            -       73,983              -              -           -             -          -
Shareholders' equity as of June 30,
2002                                      151,481           -          85,672         96,817       11,600         2,928     7,698
Interest on shareholders' equity
related to the 2002 net income                  -           -             389          2,789            -             -         -
Net income for the five-months period
ended May 31, 2002                              -        8,416              -              -            -             -         -
Net income (loss) for the six-months
period ended June 30, 2002               (25,450)           -              510          4,406           -             -         -


c) Consortia

CEMIG is a partner in certain consortia for electricity generation projects. The consortia, which are not legal entities, were created to manage the concession contracts. The Company maintains accounting records of its share of the consortia assets which are jointly managed with the other consortia partners, as follows:


                                                                                           Company and Consolidated
                                                           CMIG's             ----------------------------------------------
                                                        Participation                 June 30,                 March 31,
                                                              %                        2002                      2002
                                                       -----------------     ----------------------   ----------------------
  In Operation

      Porto Estrela Hydroelectric Power Plant                    33.33                   37,365                    37,365
      Igarapava Hydroelectric Power Plant                        14.50                   51,133                    51,376

  Under Construction
      Queimado Hydroelectric Power Plant                         82.50                   94,354                    84,612
      Funil Hydroelectric Power Plant                            49.00                   76,719                    63,218
      Aimores Hydroelectric Power Plant                          49.00                  105,324                    71,819
                                                                            ---------------------    ---------------------
Total Company                                                                           364,895                   308,390
Cemig Capim Branco S.A.
      Capim Branco Hydroelectric Power Plant I and II            20.00                   11,595                         -
                                                                            --------------------     ---------------------
Total Consolidated                                                                      376,490                   308,390
                                                                            =====================    ======================


d) Other investments

The other investments refer mostly to generation power plants related to the Company's expansion program, which were originally recorded as property, plant and equipment. These power plants will be transferred to subsidiaries, which will be created specifically for the purpose of holding certain assets and investments. These transfers will be made only upon the approval of ANEEL.

                                                                       Item 5
The composition of other investments balance is as follows:

                                                              Consolidated                          Company
                                                    ----------------------------------  --------------------------------
                                                        June 30,         March 31,        June 30,         March 31,
                                                          2002             2002              2002             2002
                                                    -----------------  --------------   ----------------- --------------
Project

Machado Mineiro Hydroelectric Power Plant                40,768           40,768          40,768              40,768
Salto Voltao Hydroelectric Power Plant                    8,935            8,935           8,935               8,935
Salto do Paraopeba Hydroelectric Power Plant              8,123            8,123           8,123               8,123
Salto do Passo Velho Hydroelectric Power Plant            4,172            4,172           4,172               4,172
Capim Branco 1 Hydroelectric Power Plant                      -            5,712               -               5,712
Capim Branco 2 Hydroelectric Power Plant                      -            5,715               -               5,715
Pai Joaquim Hydroelectric Power Plant                         -            7,378               -               7,378
Barreiro Thermoelectric Power Plant                           -            1,054               -               1,054
                                                 --------------     ------------     -----------          ----------
                                                         61,998           81,857          61,998              81,857
Others                                                    9,652           15,202           5,841              11,587
                                                 --------------     ------------    ------------          ----------
                                                         71,650           97,059          67,839              93,444
                                                 ==============     ============    ============          ==========

The amounts recorded as of March 31, 2002, related to investments in the Capim Branco I and II, Pai Joaquim and Barreiro plants were transferred, in the second quarter of 2002, to the fully controlled subsidiaries constituted for that purpose and were accounted for using the equity method.

                                                                Item 5

12) PROPERTY, PLANT AND EQUIPMENT


                                                                Consolidated                    Company
                                                         ---------------------------  -----------------------------
                                      Annual average                   March 31,       June 30,        March 31,
                                       Depreciation         June 30,   ------------    ------------    ------------
                                          rate %            2002        2002           2002             2002
                                      ------------        --------    -------------    ------------    ------------
     In service-
        Generation-

          Hydroelectric                   2.51          5,436,366       5,431,441       5,351,782          5,346,725
          Thermoelectric                  1.79            216,726         216,534         131,981            131,949
        Transmission                      3.08          1,012,574       1,010,784       1,012,574          1,010,784
        Distribution                      5.10          6,553,605       6,485,056       6,553,605          6,485,056
        Administration                    9.63            266,641         269,576         266,641            269,575
        Other                                             243,352         152,492               -                  -
                                                    ---------------
                                                       13,729,264      13,565,883      13,316,583         13,244,089
                                                    ---------------
     Accumulated depreciation and
        amortization
        Generation                                     (2,060,061)     (2,022,326)     (2,046,447)        (2,011,475)
        Transmission                                     (449,874)       (442,553)       (449,874)          (442,553)
        Distribution                                   (2,531,104)     (2,454,373)     (2,531,104)        (2,454,373)
        Administration                                   (122,660)       (119,358)       (122,660)          (119,357)
        Other                                             (23,992)        (15,334)              -                  -
                                                    ---------------
                                                       (5,187,691)     (5,053,944)     (5,150,085)        (5,027,758)
                                                    ---------------
              Total in service                          8,541,573       8,511,939       8,166,498          8,216,331
                                                    ---------------
     Construction in progress-
        Generation                                        110,894          41,784         100,051             41,784
        Transmission                                       77,149          67,972          77,149             67,972
        Distribution                                      359,197         341,537         359,197            341,537
        Administration                                     24,829          24,150          24,829             24,150
        Other                                             107,401          19,542               -                  -
                                                    ---------------
     Total construction in progress                       679,470         494,985         561,226            475,443
                                                    ---------------
     Total                                              9,221,043       9,006,924       8,727,724          8,691,774
                                                    ---------------
     Special liabilities                                (1,495,750)     (1,456,553)     (1,495,750)        (1,456,553)
                                                    ---------------
     Total, net                                          7,725,293       7,550,371       7,231,974          7,235,221
                                                    ===============


Special liabilities refer primarily to consumers' contributions to support construction necessary to meet energy supply orders. The eventual liquidation of this obligation depends on ANEEL's disposition at the end of the distribution concessions. According to accounting principles and electric energy sector legislation in force in Brazil, these amounts are not subject to updating, amortization or depreciation.

                                                                         Item 5

13) SUPPLIERS


                                                   Consolidated                                  Company
                                           June 30,           March 31,             June 30,              March 31,
                                             2002                2002                 2002                  2002
                                      -------------------  -----------------   --------------------  --------------------
Electricity suppliers - Furnas                  273,874            229,276                273,874               229,276
Wholesale Energy Market - MAE
  Energy purchased on spot market               211,274            211,973                211,274               211,973
  System Service Charges - ESS                  109,074            102,086                109,074               102,086
  Others                                         28,987             21,353                 28,987                21,353
                                      -------------------  -----------------   --------------------  --------------------
                                                623,209            564,688                623,209               564,688
Supplies and services                            60,950             49,470                 39,315                37,783

                                      -------------------  -----------------   --------------------  --------------------
                                                684,159            614,158                662,524               602,471
                                      ===================  =================   ====================  ====================


The amounts to be paid for energy purchase on the spot market and System service charges - ESS from September 2000 to March 2001 were recorded based on definitive information provided by MAE on July 25, 2002. The amounts related to the period from April 2001 to December 2001 were accrued based on the preliminary information provided by the MAE on March 13, 2002. The values referred to the period from January 2002 to June 2002 were accrued based on Company's estimates.

14) TAXES PAYABLE

The balance of taxes payable is as follow:


                                                         Consolidated                               Company
                                                ------------------------------------------------------------------------
                                                 June 30,            March 31,            June 30,           March 31,
                                                   2002                2002                 2002                2002
                                                -------------       -------------       --------------     --------------
Income Tax                                            191,489              98,022              180,849             97,481
Social Contribution Tax                                69,531              49,835               65,105             49,390
ICMS (State VAT)                                       81,191             102,511               80,361            101,679
COFINS (tax on revenue)                                60,359              58,420               59,777             57,934
PASEP(tax on revenue)                                  13,083              12,659               12,956             12,553
INSS (social security)                                  7,227               7,904                7,218              7,806
Others                                                  5,538               5,342                4,716              4,796
                                                  -----------         -----------         -------------      ------------
                                                      428,418             334,693              410,982            331,639
                                                  ===========         ===========         ============       ============


The balances of income and social contribution tax refer primarily to provision of taxes on special rate adjustment revenue, recorded in the statement of income in 2001 and 2002 pending ANEEL's review (see Note 3).

15) LOANS, FINANCING AND DEBENTURES

Composition of financing by currency and local currency by index is as follows:


                                                                    Consolidated                            Company
                                                         ------------------------------------  ----------------------------
                                                            June 30,           March 31,          June 30,        March 31,
                                                              2002               2002              2002              2002
                                                         ----------------  ------------------  --------------   -----------
Currency -

   U.S. dollar                                                1,710,245           1,269,904         1,604,648           1,223,649
   EURO                                                          50,609              38,209            50,609              38,209
   Swiss francs                                                       -               1,825                 -               1,825
   Unit of account (basket of currencies)                        44,767              33,868            44,767              33,868
   Others                                                             -               1,090                 -               1,090
                                                         --------------    ------------------  --------------    ----------------
                                                              1,805,621           1,344,896         1,700,024           1,298,641
Indexes -
   Indice Geral de Precos - IGP-M (General Price Index)         917,664             888,469           917,664             888,469
   Indice Interno da Eletrobras - FINEL (Eletrobras
    Internal Index)                                             161,022             165,849           161,022             165,849
   UFIR (Tax Reference Unit)                                     95,570              95,430            95,570              95,430
   Other                                                         23,101              20,346            15,860              15,443
                                                        ---------------    ----------------    --------------    ----------------
                                                              1,197,357           1,170,094         1,190,116           1,165,191
Escrow accounts (1)
   Income based on CDI (interbank deposit)
      rates                                                    (14,068)            (14,068)          (14,068)           (14,068)
   Short-term investment - Income based on U.S.
      dollar variation                                        (226,518)           (169,521)         (226,518)          (169,521)
                                                       ----------------  ------------------  ----------------   ----------------
                                                              (240,586)           (183,589)         (240,586)          (183,589)
                                                        ---------------   -----------------   ---------------   ----------------
                                                              2,762,392           2,331,401         2,649,554          2,280,243
                                                        ===============  ==================   ===============   ================



(1) Refers to restricted use funds for payment of foreign currency-denominated financing, in compliance with Banco Central do Brasil - BACEN (Brazilian Central Bank) Resolution No. 2,515 of June 29, 1998.

The variations in the three-month period from April 1, 2002 to June 30, 2002 of the principal currencies and indexes used to restate the loans and financing are as follows:



                                        Variation                                                                      Variation
                   Currency                %                                      Indexes                                   %
-------------------------------------- ----------   ---------------------------------------------------------------     ---------
U.S. dollar                              22.41        Indice Geral de Precos - IGP-M (General Price Index)                 2.95
Euro                                     39.41        Indice Interno da Eletrobras - FINEL (Eletrobras Internal Index)     0.58
Swiss franc                              39.24
Unit of account (Basket of               29.93
currencies)


16) RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

Based on information provided by its internal and external legal counsel, the Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable by the Company's legal counsel, the Company has recognized reserves for losses as follows:


                                                                                       Item 5

                                                          Consolidated and Company
                                                  ---------------------------------------------
                                                        June 30,                 March 31,
                                                           2002                  2002
                                                  ------------------      ---------------------
        Labor claims                                         60,414                     55,180
        Civil lawsuits - Consumers                           78,879                     77,793
        Social contribution tax                             125,150                    128,322
         Finsocial (tax on revenue)                          19,128                     18,963
         Civil lawsuits - Others                             14,996                     14,584
         Others                                              22,842                     34,554
                                                  ------------------      ---------------------
                                                           321,409                     329,396
                                                  ==================      =====================

Certain details relating to such reserves are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$75,518 as of June 30, 2002 (R$68,975 as of March 31, 2002). The Company recorded a year to date provision in the amount of R$6,144 in 2002 (R$9,869 of reversion provision in 2001). CEMIG determines the amounts to be reserved based on advice from its legal counsel, the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a tariff increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

The total estimated exposure to the Company for those claims, fully provided for, was R$78,879 as of June 30, 2002 (R$77,793 as of March 31, 2002).

(c) Social contribution tax

The Company is deducting the amounts of depreciation, amortization and disposals of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The Company estimates that its potential exposure in this matter is approximately R$125,150 as of June 30, 2002 (R$128,322 as of March 31, 2002), The amount is fully provided for.

(d) Finsocial

In 1994, CEMIG was fined by the Federal Tax Authorities due to the exclusion of State VAT in the Finsocial calculation, a tax on billing extinguished in 1992. The Company estimates that the remaining amount still pending is approximately R$19,128 as of June 30, 2002 (R$18,963 as of March 31, 2002). The amount is fully provided for.

(e) Other

Other reserves are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

CEMIG has other relevant legal proceedings with respect to which the Company has been advised by its internal and external legal counsel that a favorable outcome is probable. Certain details relating to such matters are as follows:

     (i) Litigation involving FORLUZ with possible financial effects for CEMIG

          The Company is defending, together with FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements. The total amount sought in this claim is R$546,241. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

          (ii) Income and social contribution taxes on post retirement benefits

          On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice relating to a R$217,746 discrepancy with respect to tax credits recorded by CEMIG in 2001 that had been partially recovered during the year. These credits result from the change in accounting method for recording post-retirement benefit liabilities, as required by CVM Deliberation No. 371/00. No reserve has been recorded as a result of this notice, since the Company, based on advice from its legal counsel, believes that the procedures, which generated the tax credits, are legally sound. CEMIG is defending itself on the tax assessment notice administratively against the Secretaria da Receita Federal.

          (iii) COFINS

          The Company began contesting the payment of COFINS (tax on revenue) beginning in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$116,712 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claims. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

          (iv) Regulatory agency acts

           ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$341,377, subject to update based on SELIC, because of a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On August 8, 2001. ANEEL determined that CEMIG must pay the above amount, plus interest in arrears since January 1, 1997. The Company, based on the opinion of legal counselors, believes that it has a meritorious defense to such claim and has therefore recorded no provision in respect of such claim.

17) EMPLOYEE POST-RETIREMENT BENEFITS

Since 1973, the Company has been the sponsor of Fundacao Forluminas de Seguridade Social - FORLUZ, a non-profit entity with the purpose of providing its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

          Mixed Benefit Plan - A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

          Settled Benefit Plan - Includes all retired participants who opted for this plan and the balances, at the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above-mentioned Mixed Benefit Plan.

          Defined Benefit Plan - Benefit plan adopted by FORLUZ up to 1998, in which the Federal Government Social Security benefit is supplemented in relation to the actual average salary of the employee's final years of service in the Company.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premium for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

The changes in net post-retirement liabilities recorded in accordance with CVM Deliberation No. 371 are as follows:


                                                                                         Other post-retirement
                                                                      Pension plans            benefits
                                                              ---------------------      --------------------
Net liabilities as of March 31, 2002                                      1,393,178                   473,764
Net periodic cost recorded in the income statement                           37,239                    17,010
Contributions paid                                                          (25,312)                  (2,143)
                                                              ---------------------      --------------------
Net liabilities as of June 30, 2002                                        1,405,105                  488,631
                                                              ======================     ====================

Part of the deficit in FORLUZ's actuarial reserves in the amount of R$1,429,631 as of June 30, 2002 (R$ 1,416,244 as of March 31, 2002) was
recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"), subject to annual restatement in accordance with the salary correction index for the Company's employees (not including productivity) included in the defined benefit plan and subject to IPCA - IPEAD (indices) for other plans, plus a 6% per year.

                                                                          Item 5

18) SHAREHOLDERS' EQUITY

The Change in shareholders' equity is as follows:

             Balance as of March 31, 2002                                                     7,122,003
             Reversal of dividends                                                                  260
             Net loss for the quarter ended June 30, 2002                                    (1,114,743)
             2002 Interest on shareholders' Equity                                             (120,000)
                                                                                 -----------------------
             Balance as of June 30, 2002                                                      5,887,520
                                                                                 ========================



At the Shareholders meeting held on April 30, 2002 the following issues were approved:

           I.  Capital Increase

               Capital increase from R$1,589,995 to R$1,621,538 through the issuance of new shares with capitalization of part of the capital reserve from the CRC account. The shareholders will receive a 1.98% bonus in new shares.

           II. Change on minimum dividend criteria for the preferred shares

               The Company's Bylaws were changed to establish new minimum dividend criteria. The preferred shares will be entitled to a minimum annual dividend equal to the greater of (i) 10% of the nominal value of preferred capital according to the Brazilian Corporate Law or (ii) 3% of the book value of the preferred shares.

As of May 20, 2002, the Board of Directors approved the payment of dividends, as interest on capital, in the amount of R$120,000. Manner and date of the payment shall be defined in the future.

In September 1999, the State of Minas Gerais filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participacoes Ltda ("Southern). On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void. Southern appealed the decision which was rejected by the Minas Gerais State Court of Appeals on October 9, 2001. Southern has appealed the Court's latest decision.

                                                                         Item 5
19) ELECTRICITY SALES

The composition of electricity sales to final customers is as follows:


                                                                      Consolidated
                            --------------------------------------------------------------------------------------------------
                                            (Not reviewed by accountants)
                                 No. of consumers                         MWh                                   R$
                            ----------------------------      -----------------------------      -----------------------------
                                 Six months ended                 Six months ended                      Six months ended
                                     June 30,                         June 30,                              June 30,
                           -----------------------------      -----------------------------      -----------------------------
                               2002              2001            2002              2001                 2002          2001
                            -------------   ------------      ------------ ---------------         ------------- -------------
Residential                   4,559,274       4,323,272        3,123,939         3,727,380             835,354         913,840
Industrial                       68,110          65,311       10,794,168        11,556,356           1,021,778         923,062
Commercial                      509,599         485,894        1,641,481         1,894,846             377,678         369,112
Rural                           329,619         312,233          713,061           806,910             107,251         102,340
Public authorities               42,567          41,563          216,945           270,179              47,926          49,861
Public lighting                   2,733           2,925          412,464           483,044              59,290          59,055
Public services                   6,658           6,306          466,709           475,729              60,236          53,115
Own consumption                   1,364           1,428           24,425            27,913                   -               -
Unbilled, net                         -               -                -                 -              33,939          12,822
                              5,519,924       5,238,932       17,393,192        19,242,357           2,543,452       2,483,207
                          -------------    ------------   --------------   ---------------      --------------    ------------
Billed supply                         4               5          158,412           318,211              10,685          17,447
Unbilled supply                       -               -                -                 -              38,687               -
                          -------------    -----------    -------------    --------------       -------------    ------------
Total                         5,519,928       5,238,937       17,551,604        19,560,568           2,592,824       2,500,654
                          =============    ============   ==============   ===============      ==============   =============



                                                                      Company
                            --------------------------------------------------------------------------------------------------
                                            (Not reviewed by accountants)
                            -------------------------------------------------------------
                                 No. of consumers                         MWh                                   R$
                            ----------------------------      -----------------------------      -----------------------------
                                 Six months ended                 Six months ended                      Six months ended
                                     June 30,                         June 30,                              June 30,
                           -----------------------------      -----------------------------      -----------------------------
                               2002              2001            2002              2001                 2002            2001
                           --------------   ------------      ------------    --------------       -------------   -----------
Residential                     4,559,274       4,323,272        3,123,939       3,727,380             835,354         913,840
Industrial                         68,108          65,309       10,379,266      11,230,390           1,001,936         906,554
Commercial                        509,599         485,894        1,641,481       1,894,846             377,678         369,112
Rural                             329,619         312,233          713,061         806,910             107,251         102,340
Public authorities                 42,567          41,563          216,945         270,179              47,926          49,861
Public lighting                     2,733           2,925          412,464         483,044              59,290          59,055
Public services                     6,658           6,306          466,709         475,729              60,236          53,115
Own consumption                     1,364           1,428           24,425          27,913                   -               -
Unbilled, net                           -               -                -               -              33,939          12,822
                             ------------    ------------    -------------   -------------        ------------    ------------
                                5,519,922       5,238,930       16,978,290      18,916,391           2,523,610       2,466,699
Billed supply                           4               5          158,412         318,211              10,685          17,447
Unbilled supply                         -               -                -               -              38,687               -
                             ------------   -------------    -------------   -------------        ------------    ------------
Total                           5,519,926       5,238,935       17,136,702      19,234,602           2,572,982       2,484,146
                             ============   =============    =============   =============        ============   =============


                                                                          Item 5

20) OTHER OPERATING REVENUES


                                                                   Consolidated                       Company
                                                           ------------------------------  ----------------------------
                                                                 Six months ended                Six months ended
                                                                     June 30,                        June 30,
                                                           -----------------------------    ---------------------------
                                                               2002            2001            2002            2001
                                                           --------------  --------------  --------------   -----------

Use of basic transmission network                               79,756          72,765          79,756          72,765
Gas sales                                                       63,071          52,485               -               -
Fuel consumption quota                                          16,102          36,056          16,102          36,056
Regulated services                                               3,560           4,544           3,560           4,544
Services rendered                                                7,842           7,136           7,842           7,136
Rent and leasing                                                 8,997           5,812           8,997           5,812
Other                                                            3,676             526             948             125
                                                          --------------  --------------  --------------  --------------
                                                                183,004         179,324         117,205         126,438
                                                          ==============  ==============  ==============  ==============


21) DEDUCTIONS FROM OPERATING REVENUES


                                                                   Consolidated                       Company
                                                           ------------------------------  ----------------------------
                                                                 Six months ended                Six months ended
                                                                     June 30,                        June 30,
                                                           ------------------------------------------------------------
                                                               2002            2001            2002            2001
                                                           --------------  --------------  --------------   -----------
State VAT (ICMS) on sales to final consumers                    542,058         531,916         538,124         529,519
Tax on billing - COFINS                                          88,568          78,798          85,906          76,707
Global reserve for reversion quota - RGR                         64,659          54,781          64,355          54,497
Tax on billing - PASEP                                           19,190          17,070          18,613          16,620
Emergency capacity charge                                        41,237               -          40,932               -
Other                                                               191             117             162             111
                                                             ----------      -----------     -----------      ----------
                                                                755,903         682,682         748,092         677,454
                                                             ==========      ==========      ==========       ==========


Starting in 2002, new rates were established to be prorated among final consumers of electric energy, related to the acquisition of energy and contracted generation capacity by CBEE (The Brazilian Emergency Energy Trader). These charges were fully transferred to tariffs and recorded as a part of electricity sales, billed directly to final consumers.

                                                                       Item 5

22) ELECTRICITY PURCHASED FOR RESALE

                                                          Consolidated and Company
                                                    -----------------------------------
                                                             Six months ended
                                                                 June 30,
                                                    -----------------------------------
                                                          2002               2001
                                                    ------------------  ----------------
Itaipu Binacional (through FURNAS)                           475,033           451,675
Energy traded on spot market - MAE                           109,966                 -
Initial contracts                                             74,509            58,765
Other                                                          2,729             1,641
                                                    ------------------  ----------------
                                                             662,237           512,081
                                                    ==================  ================

The electricity purchased from ITAIPU is denominated in US dollars and the prices are defined by ANEEL.

The energy traded on the spot market in 2001 was accrued only in the fourth quarter of 2001, since information from MAE necessary to record the estimates only became available at that time.

23) OTHER EXPENSES


                                                                   Consolidated                       Company
                                                           ------------------------------  ----------------------------
                                                                 Six months ended                Six months ended
                                                                     June 30,                        June 30,
                                                           -----------------------------    ---------------------------
                                                               2002            2001            2002            2001
                                                           --------------  --------------  --------------   -----------
Fuel consumption quota                                       16,104          36,415          16,102          36,415
Rentals and leasing                                           7,566           6,377           7,472           6,241
Labor indemnity                                               1,546           2,749           1,546           2,749
Grants and donations                                          6,938           6,315           6,938           6,315
Advertising                                                  10,619          12,423          10,599          12,423
ANEEL inspection fee                                          5,772           6,554           5,699           6,554
Own consumption - Electric energy                             5,509           4,513           4,957           4,513
Insurance                                                       752           1,442             718           1,442
MAE Contribution                                              3,775           6,941           3,771           6,941
Technological and scientific national fund                    4,556           5,235           4,429           5,235
Other taxes (real state, vehicle, etc.)                       2,871           2,401           2,858           2,401
General expenses                                              9,251           2,497           6,730           1,477
                                                        -------------  --------------  --------------  --------------
                                                             75,259          93,862          71,819          92,706
                                                        ==============  ==============  ==============  ==============


The fuel costs incurred for the purpose of electricity generation are reimbursed by Centrais Eletricas Brasileiras S.A. - ELETROBRAS and are recorded as other operating revenues.


                                                                                                                      Item 5


24) FINANCIAL INCOME (EXPENSES)

                                                                            Consolidated                       Company
                                                                ------------------------------  ----------------------------
                                                                           Six months ended                Six months ended
                                                                               June 30,                        June 30,
                                                                -----------------------------    ---------------------------
                                                                        2002            2001            2002            2001
                                                                  --------------  --------------  --------------   -----------
Financial income:
  Investment income earned                                               95,095          29,266          89,941          26,817
  Late charges on past-due electricity bills                             19,037          24,024          19,037          24,024
  Interest on receivable from Minas Gerais State Government              76,656          53,489          76,656          53,489
  Monetary restatement on receivable from Minas Gerais
  State Government                                                       20,670          45,884          20,670          45,884
  Renegotiation of industrial consumer debt                                   -          11,924               -          11,924
  Monetary restatement on recoverable taxes                               1,129          12,535           1,129          12,535
  Monetary restatement on special rate adjustment                       137,546               -         137,546               -
  Foreign exchange gains                                                 29,441          14,678          29,439          14,678
  Taxes on financial income (PASEP and COFINS)                          (14,398)         (7,024)        (14,376)         (7,024)
  Other                                                                  15,126           5,259          15,117           5,242
                                                                   -------------- ---------------  --------------  --------------
                                                                        380,302         190,035         375,159         187,569
                                                                   -------------- ---------------  --------------  --------------
Financial expenses:
  Interest on loans and financing                                      (123,673)        (83,062)       (115,449)        (83,062)
  Monetary restatement - electricity suppliers                          (34,835)              -         (34,835)              -
  Foreign exchange losses                                              (344,439)       (231,330)       (326,661)       (229,592)
  Monetary restatement on loans and financing                           (16,060)         (9,509)        (16,060)         (9,509)

  Financial transaction tax ("CPMF")                                    (12,128)        (11,334)        (11,368)        (10,908)
  Interest and fines on taxes                                            (7,434)         (6,896)         (7,434)         (6,896)
  Provision for valuation of marketable securities                      (20,828)          1,061         (20,828)          1,061
  Advance billings of electric power                                     (4,389)        (15,050)         (4,389)        (15,050)
  Interest on capital                                                  (120,000)              -        (120,000)              -
  Other                                                                  (3,346)         (4,655)         (2,800)         (2,422)
                                                                   -------------- ---------------  --------------  --------------
                                                                       (687,132)       (359,037)       (659,824)       (356,378)
                                                                       (306,830)       (169,002)       (284,665)       (168,809)
                                                                   ============== ===============  ==============  ==============



                                                                            30

                                                                            Item 5









25) PRINCIPAL TRANSACTIONS WITH RELATED PARTIES


                                                                              June 30, 2002                March 31, 2002
                                                               ---------------------------------- ---------------------------------
                                                                   Minas Gerais                         Minas Gerais
                                                                      State                                State
                                                                    Government         FORLUZ            Government          FORLUZ
                                                               ------------------ --------------- ---------------- ----------------
           ASSETS
Current assets

Accounts receivable                                                   8,427               -             4,455                 -
Recoverable taxes
     State VAT - ICMS                                                22,958               -            22,483                 -
Other
     Advances on welfare benefits                                         -          20,285                 -            13,109
Noncurrent assets
Receivable from Minas Gerais State Government                       544,106               -         1,533,943                 -
Other
     State VAT recoverable                                           18,843               -            18,843                 -
     State VAT recoverable - Complementary Law No.102                47,433               -            36,447                 -

           LIABILITIES
Current liabilities
Taxes payable-
   State VAT - ICMS                                                  80,361               -           101,679                 -
Dividends and interest on capital                                    78,464               -            49,129                 -
Employee post-retirement benefits                                         -         167,015                 -           152,530
Other
     Transfer of contributions                                            -          14,871                 -            11,047
Long-term liabilities
Employee post-retirement benefits                                         -       1,726,721                 -         1,714,412


                                                                   Six months ended                   Six months ended
                                                                      June 30, 2002                       June 30, 2001
                                                               ------------------------------------- -----------------------------
           INCOME STATEMENT
Electricity sales to final customers                                    10,952               -            11,186                 -
Deductions from operating revenues - State VAT (ICMS)                 (538,124)              -          (529,519)                -
Employee post-retirement benefits                                            -        (108,499)                -          (100,530)
Personnel expenses                                                           -         (17,484)                -           (16,307)
Financial income-
     Monetary restatement and interest on receivable
       from Minas
       Gerais State Government                                          97,326               -            99,373                 -
Non-operating expenses-
     Allowance for losses on receivable from Minas Gerais State
       Government (Note 8)                                         (1,045,325)               -                 -                 -



The Company believes that its transactions with related parties are made on an arm's length basis.

26)    FINANCIAL INSTRUMENTS

a) The financial instruments used by CEMIG and its subsidiaries, all recorded in the financial statements, are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks, which meet financial strength and trustworthiness guidelines. The Company's control policy includes continually comparing contracted rates with market rates. The Company's short term investments related to marketable securities issued by third parties, as of June 30, 2002, are as follows:

     I. CEMIG and its subsidiaries have debentures issued by financial institutions, in the amounts of R$28,694 and R$10,034, respectively. These securities have immediate call clauses exercisable by the Company and its subsidiaries, without penalty or loss. These securities have interest rates based on the interbank deposit - CDI rates.

                                                                        Item 5

     II. The swap transactions of CEMIG and its subsidiaries are purchased from financial institutions, in the amount of R$14,068 and 14,394, respectively, through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The interest rate is based on the CDI. CEMIG has the right to call for early redemption of these securities without penalty or loss.

b) The Company has Brazilian National Treasury Notes acquired from the State Government of Minas Gerais, with final maturity on April 15, 2024, subject to restatement based on the U.S. dollar exchange variation and interest on the restated face value of 5.50% (up to April 14, 1998), 5.75% (from April 15, 1998 to April 14, 2000) and 6.00% per year (from April 15, 2000 to maturity).

                                                           June 30, 2002
                                                        ----------------------

                Face value                                 171,975

                Restated cost                              103,185
                Allowance for decrease in market value     (34,898)
                                                        ----------------------
                                                            68,287
                                                        ======================

These securities are recorded at market value, determined based on a quotation from ANDIMA (National Association of Open Market Institutions). This asset is recorded under Marketable securities in noncurrent assets.

27) STATEMENT OF CASH FLOW

The individual (Company) and consolidated statements of cash flow for the six-month period ended in June 30, 2002 and June 30, 2001 are presented for additional analysis and are not required as part of the basic interim financial statements.

The financial statements of Infovias, which were previously consolidated based on the proportionate consolidation method, were totally consolidated this quarter. Therefore, to ensure comparative information with the statement of cash flow on June 30, 2002, the consolidated statement of cash flows for the period ended June 30, 2001 was prepared including the full consolidation of Infovias.


                                                                                                                          Item 5


                                                               Consolidated                                  Company
                                                      ------------------------------------   -----------------------------------
                                                            Six months period                       Six months period
                                                              ended June 30,                          ended June 30,
                                                      ------------------------------------   -----------------------------------
                                                                              2001                                   2001
                                                        2002              Reclassified          2002             Reclassified
                                                      -------------     ------------------   -------------     -----------------
CASH FLOWS FROM OPERATIONS:
 Net (loss) income for the period                       (894,796)                 14,152       (894,796)                14,152
 Items no affecting cash -
   Depreciation and amortization                          270,843                253,544         257,729               247,729
   Special rate adjustment                               (261,425)                     -        (261,425)                    -
   Electricity supply                                     (32,272)                     -         (32,272)                    -
   Purchased energy from MAE - suppliers                   42,986                      -          42,986                     -
   Disposals of property, plant and equipment, net         11,208                 39,351          11,208                39,351
   Equity in subsidiaries                                       -                      -             280                (9,180)
   Interest and monetary variations, net                   51,965                 22,109          34,231                 4,776
   Deferred income and social contribution taxes          (99,404)                (4,681)        (86,780)               (3,705)
   Operational provisions                                  19,845                (14,044)         19,845               (14,044)
   Allowance for losses on receivable from Minas
     Gerais State Government negotiation                1,045,325                      -       1,045,325                     -
   Employee post-retirement benefits                      108,499                100,530         108,499               100,530
   Others                                                  (9,773)                   578               -                    14
                                                      -------------     ------------------   -------------     -----------------
                                                          253,001                411,539         244,830               379,623
                                                      -------------     ------------------   -------------     -----------------
   (Increase) Decrease in assets -
   Accounts receivable                                   (216,267)               (22,208)       (221,558)              (20,712)
   Consumers - Special rate adjustment                    120,426                      -         120,426                     -
   Recoverable taxes                                      (35,216)               (14,135)        (20,903)               (7,746)
   Other current assets                                   (33,073)               (28,219)        (19,919)              (25,224)
   Prepaid expenses - CVA                                 (47,921)                     -         (47,921)                    -
   Escrow deposits                                        (48,801)                (2,923)        (48,801)               (2,923)
   Other noncurrent assets                                (11,594)               (15,560)        (19,912)              (14,327)
                                                      -------------     ------------------   -------------     -----------------
                                                         (272,446)               (83,045)       (258,588)              (70,932)
                                                      -------------     ------------------   -------------     -----------------
   Increase (Decrease) in liabilities -
   Suppliers                                              109,467                 70,431         111,342                62,869
   Taxes payable                                          194,063                102,036         180,834                95,017
   Payroll and related charges                              1,866                 26,010           1,245                25,911
   Regulatory charges                                      (2,461)               (10,663)         (2,203)              (10,955)
   Loans and financing                                    128,720                101,517         129,527               101,517
   Employee post-retirement benefits                      (68,500)               (71,289)        (68,500)              (71,289)
   Electricity Rationing Plan - Bonus paid to
     consumers and certain adoption
     costs incurred in excess of surcharge
     applied to consumers                                 (87,565)                     -         (87,565)                    -
   Other                                                  (23,142)                 2,722         (26,676)                2,589
                                                      -------------     ------------------   -------------     -----------------
                                                          252,448                220,764         238,004               205,659
                                                      -------------     ------------------   -------------     -----------------

CASH PROVIDED BY OPERATING ACTIVITIES
                                                          233,003                549,258         224,246               514,350
                                                      -------------     ------------------   -------------     -----------------

                                                                                                                             33





                                                                                                                   Item 5




                                                               Consolidated                                  Company
                                                    ------------------------------------     -------------------------------------
                                                            Six months period                         Six months period
                                                              Ended June 30,                            Ended June 30,
                                                    ------------------------------------     -------------------------------------
                                                                              2001                                     2001
                                                        2002              Reclassified            2002             Reclassified
                                                    ---------------     ----------------     ---------------     -----------------
CASH FLOW FROM FINANCING ACTIVITY
 Proceeds from long-term financing                    147,512                90,690           147,512                 90,690
 Payments on loans and financing                     (227,257)             (191,291)         (214,343)              (191,291)
 Special liabilities                                   67,410                99,906            67,410                 99,906
 Advanced billings of electric power                  (30,370)              (28,955)          (30,730)               (28,955)
 Advance for future capital increase                   11,526                     -                 -                      -
 Dividends and interest on capital                       (367)                 (105)             (367)                  (110)
                                                    -----------     -----------------   ---------------      -----------------
                                                      (31,546)              (29,755)          (30,158)               (29,760)
                                                    -----------     -----------------   ---------------      -----------------

TOTAL CASH PROVIDED                                   201,457               519,503           194,088                484,590
                                                    -----------     -----------------   ---------------      -----------------
CASH USED IN INVESTING ACTIVITIES
   Additions to investments                           187,629                48,855           223,600                 75,402
   Increase in property, plant and equipment          285,099               244,188           244,517                205,067
   Increase in deferred charges                        10,260                   165                 -                      -
                                                    -----------     -----------------   ---------------      -----------------
                                                      482,988               293,208           468,117                280,469
                                                    -----------     -----------------   ---------------      -----------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                     (281,531)              226,295          (274,029)               204,121
                                                    ===========     =================   ===============      =================
CHANGES IN CASH AND CASH EQUIVALENTS
   At beginning of the period                         705,844               245,108           642,492                219,281
   At end of the period                               424,313               471,403           368,463                423,402
                                                    -----------     -----------------   ---------------      -----------------
                                                     (281,531)              226,295          (274,029)               204,121
                                                    ===========     =================   ===============      =================



                                                             ***********

                                                           Item 6



(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS -- CEMIG
---------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF COMPANY OPERATIONS: FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income (Loss)

The Company had a net loss of R$894,796 in the six-month period ended June 30, 2002, equivalent to a loss of R$5.52 per thousand shares, compared to net income of R$14,152 in the six-month period ended June 30, 2001, equivalent to earnings of R$0.09 per thousand shares.

                         Change in accumulated results

                               [OBJECT OMITTED]

[Comparison of the Company's change in accumulated results (in thousands of Brazilian reais) for the six-month period ended June 30, 2002 compared to the six-month period ended June 30, 2001.]

Electricity sales

Electricity sales increased 2.31% in the six-month period ended June 30, 2002 compared to the six-month period ended June 30, 2001. This increase was due primarily to a rate increase of 10.51% starting on April 8, 2002. This rate increase was partially offset by a 10.24% decrease in the volume of electricity sales to final customers, due to (i) Electricity Rationing Plan in force in January and February of 2002; (ii) new patterns of consumption from final consumers after the end of the Electricity Rationing Plan; and (iii) decline in Brazil's economy in the six-month period ended June 30, 2000. The most representative markets, industrial, residential and commercial decreased 7.58%, 16.19% and 13.37%, respectively.


Special rate adjustment

In accordance with the General Agreement of the Electricity Sector, the Company recorded in the three-month period ended March 31, 2002, additional revenue for the special rate adjustment for billing losses during the Electricity Rationing Plan and spot market (MAE) transactions, in the amounts of R$315,164. In the second quarter of 2002, as a result of revision made by ANEEL in the billing losses computation method, there was a reversion provision in the amount of R$53,739. Therefore, the total revenue from January through June 2002, related to the issues described above, was R$261,425.

                                                                        Item 6



Operating expenses

Since October 26, 2001, the differences between the sum of the uncontrollable costs (Parcel "A") considered in the computation for regular rate adjustment and the actual disbursements made by the Company will be compensated in subsequent regular rate adjustments and are recorded in current and noncurrent assets as prepaid expenses. Therefore, those expenses, in the amount of R$83,974, were excluded from the 2002 statement of income. They will be compensated in the subsequent regular rate adjustments of the company.

Operating Expenses increased 7.12% compared to the same period of the prior year, in the amount of R$122,053, as a result of an increase in electricity purchased for resale and partially offset by a decrease in personnel expenses.

     Personnel

     Personnel expense decreased 13.46% in the six-month period compared with the same period of the prior year as a result of the recording of the Company's Voluntary Termination Program costs accrual, in the amount of R$32,541, in the income statement for the six-month period ended June 30, 2001 and higher amounts transferred to the Property Plant and Equipment under Construction in Progress.


                                                       Six month period ended June 30,
                                                  --------------------------------------
                                                           2002                2001              %
                                                  -------------------  -----------------  ------------
     Salary and related charges                             264,033            258,987          1.95
     Post retirement benefits expenses                       17,484             16,307          7.22
     Welfare benefits                                        26,995             31,208        (13.50)
                                                  -------------------  -----------------  ------------
                                                            308,512            306,502          0.66
     Amounts transferred to construction costs              (48,576)           (36,656)        32.52
                                                  -------------------  -----------------  ------------
                                                            259,936            269,846         (3.67)
     Voluntary Termination Program                            1,753             32,541        (94.61)
                                                  -------------------  -----------------  ------------
                                                            261,689            302,387        (13.46)
                                                  ===================  =================  ============



     Electricity purchased for resale

     Electricity purchased for resale increased 29.32% due primarily to the recording of expenses, related to the energy traded on the spot market
     (MAE), in the income statement for the six-month period ended June 30, 2002, in the amount of R$109,966. In the prior year period, since the information related to spot market (MAE) transactions was not available, the expenses relating to energy traded on the spot market were recorded only on December 31, 2001.

     Outside services

     Outside services expense increased 5.62% mainly due to the adjustment of the price index of service contracts, related to meter reading, delivery of bills to consumers and collection services.

     Employee post-retirement benefits

     Employee post-retirement benefit expenses refer basically to the accrual of the net periodic cost, defined by an independent actuarial computation.

Financial income (expenses)

The main factors that impacted the financial items are as follows:

  o Foreign exchange losses of R$326,661 in the six-month period ended June 30, 2002 compared with net foreign exchange losses of R$229,592 in the six-month period ended June 30, 2001. In the six-mouth period ended June 30, 2002, the Brazilian real devaluated 22.58% against the U.S. dollar, compared to 17.87% devaluation in the same period of 2001.

                                                                        Item 6



  o An increase in financial income as a result of the monetary updating on the special rate adjustment, based on the SELIC (Central Bank overnight rate) in the amount of R$137,546.
  o An increase of R$63,124 in income from temporary cash investments due to higher cash volume in 2002 and income from cash investments denominated in U.S. dollar.
  o Interest on capital to be paid next year, recorded under Financial expenses, in the amount of R$120,000.

Due to recognition of the allowance for losses on receivables from the Minas Gerais State Government in 2002, CEMIG has recorded interest and monetary restatement only for the third contractual amendment signed with the Minas Gerais State Government in October 2002. See more information in Note 8 of the quarterly information as of June 30, 2002.

Extraordinary loss

The Company has recognized an allowance for losses on accounts receivable under the contract for the recoverable deficit account (CRC) with the Minas Gerais State Government related to the second amendment signed in October 2002, in the amount of R$1,045,325. The allowance has been recognized since there is no additional guarantee in such amendment that assures realization of the recorded asset.

Other non-operating expenses, net

The other non-operating expenses decreased due to higher losses in 2001 related to economic feasibility studies and projects in the six-month period ended in June 30, 2001.


                                                             Six month period ended June 30,
                                                          --------------------------------------
                                                                2002                2001               %
                                                          ------------------  ------------------  ------------
Net losses on deactivation and disposal of assets                     8,187              5,876         39.33
FORLUZ - Administrative costs                                         4,552              3,917         16.21
Losses on projects                                                      368             17,547        (97.90)
Others                                                                  740               (858)             -
                                                          ------------------  ------------------  ------------
                                                                     13,847             26,482        (47.71)
                                                          ==================  ==================  ============



Income and social contribution taxes

In the six-month period ended June 30, 2002, the Company recorded income tax expenses of R$28,142 on a pre-tax loss of R$976,000 compared to income tax expenses of R$9,991 on pre-tax income of R$33,669 in the six-month period ended June 30, 2001.

Employee profit sharing

The employees' share in 2002 profits will be defined by a specific labor agreement. The estimate recorded in this period was based on the minimal profit sharing recorded in prior years in proportional basis.

                                                                        Item 6



(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS of Results of consolidated Operations:
FOR THE SIX-Month Period Ended JUNE 30, 2002 Compared to THE SIX-Month Period Ended JUNE 30, 2001



Management's discussion and analysis of results of the Company operations also substantially covers the results of consolidated operations for the periods presented.

                                                                        Item 6

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

OTHER RELEVANT INFORMATION

Information not reviewed by independent accountants


CORPORATE GOVERNANCE


CEMIG has sought to implement the best corporate governance practices in order to optimize its performance, through improvements in information disclosed to the markets and to all interested parties, including investors, employees and creditors, facilitating and its access to capital. These practices mainly involve transparency, equitable treatment of shareholders accountable for the Company's actions.

Highlighted below are practices that CEMIG has already adopted:

  o The notices of general shareholders' meetings set forth in detail the meeting's agenda, including relevant items suggested by shareholders, and such meetings are held at convenient dates and times.

  o The share register, which sets forth the number of shares owned by each shareholder, can be obtained at any time for a service charge, in accordance with Article 100 of Law 6,404 of December 15, 1976.

  o Documentation necessary to evidence the ownership of shares of CEMIG is accurately maintained, in order to permit the participation of its shareholders or their representatives at shareholders' meetings.

  o The Board of Directors, which has a unified term, has 11 technically qualified members, 2 of whom have finance and accounting experience. The Board of Directors seeks to advise CEMIG's executive officers to maximize its return on assets in order to aggregate value for the enterprise.

  o The shareholders' agreement is accessible to all shareholders at CEMIG's headquarters.

  o Preferred shares, as set forth in CEMIG's by-laws, are entitled to a yearly 10% minimum dividend computed using par value. These shares become entitled to vote in the event that CEMIG fails to pay dividends during 3 consecutive years.

  o On a quarterly basis, the Company discloses reports prepared together with the financial statements to its Fiscal Council, which analyzes and discusses the financial statements, including the related internal and external risk factors.

  o In order to avoid conflicts of interest, the Board of Directors does not authorize its public accountants to provide consulting or other services to CEMIG.

  o CEMIG provides to the members of its Fiscal Council all information that may be needed to analyze the Company's main issues.

  o The Company adopts, in addition to the financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law and with accounting standards

                                                                        Item 6

     established by the CVM - Comissao de Valores Mobiliarios (Brazilian Securities Commission), generally accepted accounting principles in the United States, or US GAAP, in order to prepare financial statements to be filed with the United States Securities and Exchange Commission - SEC.

  o The memorandum of suggestions on accounting and internal control procedures provided to CEMIG by its public accountants is submitted to the Board of Directors and to the Fiscal Council in order to evaluate the proposals and adoption of applicable measures.

  o Transactions with related parties are disclosed in CEMIG's financial statements and are conducted on an arm's length basis.

  o CEMIG's investor relations policy seeks to provide access to a wide range of investors through:
      o CEMIG's Internet home page, which is accessible to all investors and shareholders and contains material information related to CEMIG and its operations.
      o  Broad dissemination of the disclosure of CEMIG's results.
      o Live conferences accessible to everyone through CEMIG's Internet home page.

  o CEMIG has adopted Level 1 of the corporate governance standards established by the Bolsa de Valores de Sao Paulo - BOVESPA (Sao Paulo Stock Exchange).

  o CEMIG has listed depositary receipts on foreign stock exchanges, in New York and Madrid.

  o CEMIG regularly pays dividends to its shareholders in accordance with the provisions of its by-laws.

In addition, CEMIG is considering the adoption of additional corporate governance practices that will be disclosed on a timely basis.

                                                                        Item 6


(Convenience Translation into English from the Original Previously Issued in Portuguese)

                            FINANCIAL DRIVERS

The following data has been derived from unconsolidated financial information.

SHARE VALUE


(Expressed in Brazilian reais per thousand shares)
--------------------------------------------------------------------------------------------------------------
Item                     Unit           June 30, 2002             March 31, 2002           June 30, 2001
--------------------------------------------------------------------------------------------------------------
Book value                                      43.12                     44.81                   41.90
--------------------------------------------------------------------------------------------------------------
Market value            Common                  29.79                     32.11                   25.29
                     Preferred                  32.00                     34.60                   26.53
--------------------------------------------------------------------------------------------------------------


LIQUIDITY (excluding special liabilities)

--------------------------------------------------------------------------------------------------------------
Item                     Unit           June 30, 2002             March 31, 2002           June 30, 2001
--------------------------------------------------------------------------------------------------------------
Current ratio            Ratio                   0.74                      0.80                    0.90
--------------------------------------------------------------------------------------------------------------
Overall liquidity        Ratio                   0.68                      0.87                    0.73
--------------------------------------------------------------------------------------------------------------


DEBT LEVEL (excluding special liabilities)

--------------------------------------------------------------------------------------------------------------
Item                     Unit           June 30, 2002             March 31, 2002           June 30, 2001
--------------------------------------------------------------------------------------------------------------
Total assets               %                    54.43                     42.73                   42.59
--------------------------------------------------------------------------------------------------------------
Shareholders' equity       %                   119.46                     89.88                   74.18
--------------------------------------------------------------------------------------------------------------
Permanent assets           %                    86.64                     67.92                   61.66
--------------------------------------------------------------------------------------------------------------


PROFITABILITY

--------------------------------------------------------------------------------------------------------------
Item                     Unit           June 30, 2002             March 31, 2002           June 30, 2001
--------------------------------------------------------------------------------------------------------------
Shareholders' equity       %                   (15.20)                     3.09                    0.21
--------------------------------------------------------------------------------------------------------------
Operating margin           %                    16.71                     22.91                   11.37
--------------------------------------------------------------------------------------------------------------
Net margin                 %                   (34.69)                    18.17                    0.73
--------------------------------------------------------------------------------------------------------------
Return on  property,
plant and
equipment                  %                   (12.37)                     2.53                    0.18
--------------------------------------------------------------------------------------------------------------


                                                                        Item 6

                               OPERATING INDICES


INSTALLED CAPACITY

--------------------------------------------------------------------------------------------------------------
                                             June 30, 2002                        June 30, 2001
--------------------------------------------------------------------------------------------------------------
Installed capacity (in MW)                                   5,675                                      5,632
--------------------------------------------------------------------------------------------------------------



EFFICIENCY

--------------------------------------------------------------------------------------------------------------
                                                               For the six-month period ended
--------------------------------------------------------------------------------------------------------------
Item                                    Unit             June 30, 2002                  June 30, 2001
--------------------------------------------------------------------------------------------------------------
MWh per employee                        MWh                              1,510                          1,657
--------------------------------------------------------------------------------------------------------------
Consumers per employee                  No.                                488                            461
--------------------------------------------------------------------------------------------------------------





SERVICE QUALITY

--------------------------------------------------------------------------------------------------------------
                                                                        For the six-month period ended
--------------------------------------------------------------------------------------------------------------
Item                                                  Unit          June 30, 2002             June 30, 2001
--------------------------------------------------------------------------------------------------------------
Average time needed to restore electricity            Hours                  4.28                     2.00
--------------------------------------------------------------------------------------------------------------
Electricity outage time - average per consumer        Hours                  5.93                     5.39
--------------------------------------------------------------------------------------------------------------
Outages experienced - average per consumer             No.                   3.48                     3.32
--------------------------------------------------------------------------------------------------------------


                                                                        Item 6

                                 AVERAGE RATE

(Expressed in Brazilian reais per MWh)
--------------------------------------------------------------------------------------------------------------
                                                          For the six-month period ended
--------------------------------------------------------------------------------------------------------------
Description                                     June 30, 2002                        June 30, 2001
--------------------------------------------------------------------------------------------------------------
Industrial                                             96.53                               80,72
--------------------------------------------------------------------------------------------------------------
Residential                                           267.40                              245,17
--------------------------------------------------------------------------------------------------------------
Commercial                                            230.08                              194,80
--------------------------------------------------------------------------------------------------------------
Rural                                                 150.41                              126,83
--------------------------------------------------------------------------------------------------------------
Others                                                152.77                              131,84
--------------------------------------------------------------------------------------------------------------
Final Consumers                                       146.85                              129,91
--------------------------------------------------------------------------------------------------------------




SHAREHOLDERS WHICH OWN MORE THAN 5% OF VOTING CAPITAL AS OF JUNE 30, 2002
---------------------------------------------------------------------------------------------------------------
                                                 SHAREHOLDERS
                       ----------------------------------------------------------------------------------------
Number of shares               Minas Gerais
                             State Government          %      Southern Electric Brasil Part. Ltda.      %
---------------------------------------------------------------------------------------------------------------
Common                         36,116,291,643         50.96                23,362,956,173             32.96
---------------------------------------------------------------------------------------------------------------
Preferred                       1,887,263,121          2.07                             -              -
---------------------------------------------------------------------------------------------------------------
TOTAL                          38,003,554,764         23.44                23,362,956,173             14.41
---------------------------------------------------------------------------------------------------------------




                   OWNERS OF SOUTHERN ELECTRIC BRASIL PARTICIPACOES LTDA. AS OF JUNE 30, 2002

         ----------------------------------------------------------------------------------------
           Item                    Name                       Number of Quotas           %
         ----------------------------------------------------------------------------------------
             1     Cayman Energy Traders                       321,480,876            91.75
         ----------------------------------------------------------------------------------------
             2     524 Participacoes S/A                        28,913,419             8.25
         ----------------------------------------------------------------------------------------

         1 - Foreign Company
         2 - Registered Company. Fundo Opportunity Alfa FIA has 99.99% interest of the 8.25%.



                                                                                                         Item 6

                      CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND
                              FISCAL COUNCIL MEMBERS INTEREST AS OF JUNE 30, 2002

---------------------------------------------------------------------------------------------------------------
                           NAME                                              NUMBER OF SHARES
---------------------------------------------------------------------------------------------------------------
                                                                    Common                  Preferred
---------------------------------------------------------------------------------------------------------------
 CONTROLLING SHAREHOLDER
---------------------------------------------------------------------------------------------------------------
   Minas Gerais State Government                                   36,119,456,294            3,030,365,843
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
 BOARD OF DIRECTORS
---------------------------------------------------------------------------------------------------------------
   Djalma Bastos de Morais                                                      -                   13,400
---------------------------------------------------------------------------------------------------------------
   Geraldo de Oliveira Faria                                                    -                    5,866
---------------------------------------------------------------------------------------------------------------
   Alexandre de Paula Dupeyrat Martins                                     10,198                        -
---------------------------------------------------------------------------------------------------------------
   Antonio Adriano Silva                                                        -                        1
---------------------------------------------------------------------------------------------------------------
   Marcelo Pedreira de Oliveira                                             5,099                        -
---------------------------------------------------------------------------------------------------------------
   Claudio Jose Dias Sales                                                      1                        -
---------------------------------------------------------------------------------------------------------------
   Oderval Esteves Duarte Filho                                             5,099                        -
---------------------------------------------------------------------------------------------------------------
   Marco Antonio Roberto Romanelli                                              1                        -
---------------------------------------------------------------------------------------------------------------
   Sergio Roberto Belisario                                                     -                        1
---------------------------------------------------------------------------------------------------------------
   David Travesso Neto                                                          1                        -
---------------------------------------------------------------------------------------------------------------
   Ataide Vilela                                                                -                        1
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
 EXECUTIVE OFFICERS
---------------------------------------------------------------------------------------------------------------
   Djalma Bastos de Morais                                                      -                   13,400
---------------------------------------------------------------------------------------------------------------
   Guy Maria Villela Paschoal                                               2,854                        -
---------------------------------------------------------------------------------------------------------------
   Aloisio Marcos Vasconcelos Novais                                            -                        -
---------------------------------------------------------------------------------------------------------------
   Stalin Amorim Duarte                                                         -                  106,544
---------------------------------------------------------------------------------------------------------------
   Cristiano Correa de Barros                                                   1                1,325,790
---------------------------------------------------------------------------------------------------------------
   Edmar de Oliveira Santana                                                  582                      376
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
 FISCAL COUNCIL
---------------------------------------------------------------------------------------------------------------
   Joao Pedrosa Castello                                                        -                   12,644
---------------------------------------------------------------------------------------------------------------
   Aristoteles Luiz Menezes Vasconcellos Drummond                               -                        -
---------------------------------------------------------------------------------------------------------------
   Luiz Otavio Nunes West                                                       -                        -
---------------------------------------------------------------------------------------------------------------
   Bruno Constantino Alexandre dos Santos                                       -                        -
---------------------------------------------------------------------------------------------------------------
   Ronald Gastao Andrade Reis                                                   -                        -
---------------------------------------------------------------------------------------------------------------



                            NUMBER OF SHARES AVAILABLE ON MARKET AS OF JUNE 30, 2002

           --------------------------------------------------------------------------------------------------
                   Common            %           Preferred           %              Total              %
           --------------------------------------------------------------------------------------------------
               34,754,711,629        49        88,180,156,856        97        122,934,868,485        76
           --------------------------------------------------------------------------------------------------


                                                                        Item 7


Companhia Energetica de Minas Gerais - CEMIG

Consolidated Financial Statements

June 30, 2002

                                                                        Item 7

                                                                     UNAUDITED

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                          CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 2002 AND DECEMBER 31, 2001

                       (Expressed in millions of reais)


                                  A S S E T S


                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------
CURRENT ASSETS:
   Cash and cash equivalents (note 6)                                                        176                218
   Restricted investments (note 7)                                                           454                602
   Accounts receivable, net (note 8)                                                         705                485
   Accounts receivable - Use of basic transmission network                                    17                 18
   Deferred regulatory assets (note 3)                                                       291                259
   Recoverable taxes                                                                         128                 86
   Other                                                                                     115                 84
                                                                                       ---------          ---------
                                                                                           1,886              1,752
                                                                                       ---------          ---------
INVESTMENTS (note 10)                                                                        488                437
                                                                                       ---------          ---------
PROPERTY, PLANT AND EQUIPMENT, NET (note 11)                                               9,941              9,841
                                                                                       ---------          ---------

OTHER ASSETS:
   Marketable securities  - Available for sale                                                68                 70
   Deferred regulatory assets (note 3)                                                     1,484              1,245
   Receivable  from Federal  Government  in respect of bonus paid and rationing
      adoption costs incurred (note 4)                                                       210                123
   Restricted investments (note 7)                                                            35                 18
   Deferred income taxes, net (note 5)                                                       155                  -
   Account receivable from State Government (note 9)                                         544                451
   Other                                                                                     214                125
                                                                                       ---------          ---------
                                                                                           2,710              2,032
                                                                                       ---------          ---------
                                 Total assets                                             15,025             14,062
                                                                                       =========          =========

          The accompanying condensed notes are an integral part of these consolidated balance sheets.


                                                                        Item 7

                                                                     UNAUDITED


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                          CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 2002 AND DECEMBER 31, 2001

         (Expressed in millions of reais, unless otherwise indicated)

                     LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------
CURRENT LIABILITIES:
   Accounts payable to suppliers (note12)                                                  1,161                945
   Payroll and related charges                                                                99                 97
   Taxes payable (note 13)                                                                   185                219
   Dividends and interest on capital                                                         315                105
   Current portion of long-term financing (note 14)                                          644                451
   Regulatory charges payable                                                                 49                 52
   Advanced billings of electric power                                                        12                 42
   Employee profit sharing                                                                    12                 35
   Other                                                                                      57                 66
                                                                                       ---------          ---------
                                                                                           2,534              2,012
                                                                                       ---------          ---------
LONG-TERM LIABILITIES:
   Long-term financing (note 14)                                                           2,359              2,029
   Taxes payable (note 13)                                                                   243                  -
   Employee post-retirement benefits (note 15)                                             1,675              1,627
   Deferred income taxes, net (note 5)                                                         -                 46
   Accrued liability for contingencies (note 16)                                             321                319
   Accounts payable to suppliers (note 12)                                                   418                364
   Surcharge applied to consumers (note 4)                                                    25                 26
   Other                                                                                     110                 93
                                                                                       ---------          ---------
                                                                                           5,151              4,504
                                                                                       ---------          ---------
MINORITY INTEREST                                                                             35                  3
                                                                                       ---------          ---------
SHAREHOLDERS' EQUITY:
   Capital stock
     Preferred - 91,210,523  thousand shares authorized, issued and outstanding as of June 30, 2002 (89,436,237 thousand shares as of
        December 31, 2001)                                                                   804                786
     Common - 70,874,168 thousand shares authorized, issued and outstanding as of June 30, 2002 (69,495,478 thousand shares as of December 31,
        2001)                                                                                624                610
                                                                                       ---------          ---------
                                                                                           1,428              1,396
   Additional paid-in capital                                                              3,170              3,170
   Appropriated retained earnings                                                          3,101              3,133
   Unappropriated retained earnings (loss)                                                  (158)                79
   Accumulated other comprehensive loss                                                     (236)              (235)
                                                                                       ---------          ---------
                                                                                           7,305              7,543
                                                                                       ---------          ---------
                  Total liabilities and shareholders' equity                              15,025             14,062
                                                                                       =========          =========

          The accompanying condensed notes are an integral part of these consolidated balance sheets.


                                                                        Item 7

                                                                     UNAUDITED



                                  COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                                 CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER
                                     COMPREHENSIVE INCOME (LOSS) FOR THE SIX
                                       MONTHS ENDED JUNE 30, 2002 AND 2001
                                  (Expressed in millions of reais, except share
                                             and per share amounts)


                                                                                    Six months ended
                                                                                        June 30,
                                                                          -------------------------------------
                                                                                2002                2001
                                                                          -----------------  ------------------
NET OPERATING REVENUES:
   Electricity sales to final customers (note 18)                                    2,543              2, 483
   Regulatory extraordinary rate adjustment (note 3)                                   174                   -
   Electricity sales to the interconnected power system (note 18)                      110                  18
   Use of basic transmission network                                                    80                  73
   Other operating revenues                                                             87                  70
   Taxes on revenues (note 18)                                                        (687)               (628)
                                                                          -----------------  ------------------
         Total net operating revenues                                                2,307               2,016
                                                                          -----------------  ------------------
OPERATING COSTS AND EXPENSES:
   Electricity purchased for resale (note 19)                                         (739)               (512)
   Natural gas purchased for resale                                                    (45)                (38)
   Use of basic transmission network                                                  (142)               (132)
   Depreciation and amortization                                                      (340)               (314)
   Personnel                                                                          (248)               (287)
   Regulatory charges (note 19)                                                       (253)               (238)
   Third-party services                                                               (112)               (105)
   Employee post-retirement benefits (note 15)                                        (134)               (152)
   Materials and supplies                                                              (34)                (33)
   Other (note 19)                                                                    (104)               (103)
                                                                          -----------------  ------------------
         Total operating costs and expenses                                         (2,151)             (1,914)
                                                                          -----------------  ------------------
         Operating income                                                              156                 102

FINANCIAL EXPENSES, NET (note 20):                                                    (234)               (155)
                                                                          -----------------  ------------------
         Loss before income taxes and minority interests                               (78)                (53)

INCOME TAXES - benefit  (note 5)
   Current                                                                            (138)                 22
   Deferred                                                                            201                  25
                                                                          -----------------  ------------------
                                                                                        63                  47
                                                                          -----------------  ------------------
MINORITY INTERESTS                                                                       9                    -
                                                                          -----------------  ------------------
NET LOSS                                                                                (6)                 (6)
                                                                          -----------------  ------------------
OTHER COMPREHENSIVE INCOME (LOSS)
   Unrealized gains (losses) on available-for-sale security                             (2)                 13
   Income taxes                                                                          1                  (4)
                                                                          -----------------  ------------------
                                                                                        (1)                  9
                                                                          -----------------  ------------------
COMPREHENSIVE INCOME (LOSS)                                                             (7)                  3
                                                                          =================  ==================
Weighted average number of  common and preferred shares outstanding
    during the period (thousands) for basic loss per thousand shares           159,982,707         158,931,715
                                                                          =================  ==================
Basic earnings loss per thousand common and preferred shares - In reais              (0.04)              (0.04)
                                                                          =================  ==================
Weighted average number of common and preferred shares outstanding during the period (thousands) for diluted earnings (loss) per
    thousand shares                                                            160,141,864         158,931,715
                                                                          =================  ==================
Diluted earnings loss per thousand common and preferred shares - In
    reais                                                                            (0.04)              (0.04)
                                                                          =================  ==================

       The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                        Item 7

                                                                     UNAUDITED



                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                       (Expressed in millions of reais)



                                                                                    Six months ended
                                                                                        June 30,
                                                                          -------------------------------------
                                                                                2002                2001
                                                                          -----------------  ------------------
CAPITAL STOCK:
   Preferred shares
      Balance, beginning of the period                                                 786                 786
      Transfer from appropriated retained earnings                                      18                   -
                                                                          -----------------  ------------------
      Balance, end of the period                                                       804                 786

   Common shares
      Balance, beginning of the period                                                 610                 610
      Transfer from appropriated retained earnings                                      14                   -
                                                                          -----------------  ------------------
     Balance, end of the period                                                        624                 610
                                                                          -----------------  ------------------
                                                                                     1,428               1,396
                                                                          -----------------  ------------------
     ADDITIONAL PAID-IN CAPITAL                                                      3,170               3,170
                                                                          -----------------  ------------------
     APPROPRIATED RETAINED EARNINGS:
        Fiscal incentive investment reserve-
          Balance                                                                       45                  41
                                                                          -----------------  ------------------
        Rate shortfall reserve-
          Balance, beginning of period                                               2,680               2,680
          Transfer to capital stock                                                    (32)                  -
          Balance, end of the period                                      -----------------  ------------------
                                                                                     2,648               2,680
                                                                          -----------------  ------------------
        Unrealized income reserve-
          Balance                                                                      314                 484
                                                                          -----------------  ------------------
        Legal reserve-
          Balance                                                                       94                  94
                                                                          -----------------  ------------------
                                                                                     3,101               3,299
                                                                          -----------------  ------------------
     UNAPPROPRIATED RETAINED EARNINGS (LOSS):
          Balance, beginning of the period                                              79                 735
          Net loss                                                                      (6)                 (6)
          Dividends and interest on shareholders' equity                              (231)                  -
                                                                          -----------------  ------------------
          Balance, end of the period                                                  (158)                729
                                                                          -----------------  ------------------

     ACCUMULATED OTHER COMPREHENSIVE LOSS:
          Balance, beginning of the period                                            (235)               (438)
          Other comprehensive income (loss)                                             (1)                  9
                                                                          -----------------  ------------------
          Balance, end of the period                                                  (236)               (429)
                                                                          -----------------  ------------------
        Shareholders' equity at end of the period                                    7,305               8,165
                                                                          =================  ==================

       The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                        Item 7

                                                                     UNAUDITED


                                                                   Page 1 of 2

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

                       (Expressed in millions of reais)



                                                                                    Six months ended
                                                                                        June 30,
                                                                          -------------------------------------
                                                                                2002                2001
                                                                          -----------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                             (6)                 (6)
   Adjustments to reconcile net loss to net cash provided by
     operating activities-
     Depreciation and amortization                                                     340                 314
     Receivable from Federal Government in respect of bonus
         payable and rationing adoption costs incurred, net of
         surcharge applied to consumers                                                (87)                  -
     Deferred regulatory assets                                                       (213)                  -
     Monetary variation and exchange rate variation loss                               120                  16
     Loss on disposal of property, plant and equipment                                  11                  40
     Employee post-retirement benefits                                                  48                  65
     Provision for contingencies and doubtful accounts receivable                       11                  (7)
     Deferred income taxes                                                            (201)                (25)
     Other                                                                               2                   1

   Decrease (increase) in operating assets-
     Accounts receivable                                                              (217)                (20)
     Recoverable taxes                                                                 (35)                (14)
     Deferred regulatory assets                                                         91                   -
     Judicial deposits                                                                 (49)                  -
     Other                                                                             (49)                 47

   Increase (decrease) in operating liabilities-
     Accounts payable to suppliers                                                     176                  65
     Payroll and related charges                                                         2                  26
     Taxes payable                                                                     191                  54
     Regulatory charges payable                                                         (3)                (11)
     Advanced billings of electric power                                               (30)                (30)
     Accrued interest on long-term financing                                           128                 101
     Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred, net  of surcharge applied
        to consumers                                                                   (87)                  -
     Other                                                                             (19)                 (4)
                                                                          -----------------  ------------------
              Net cash provided by operating activities                                211                 612
                                                                          =================  ==================

                                                                        Item 7

                                                                     UNAUDITED


                                                                   Page 2 of 2



                                                                                                Six months ended
                                                                                                    June 30,
                                                                                         -----------------------------
                                                                                                 2002           2001
                                                                                         -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Restricted short-term investments                                                               131            (90)
   Acquisition of new investments                                                                 (187)           (30)
   Acquisition of property, plant and equipment                                                   (218)          (170)
                                                                                         -------------- -------------
              Net cash used in investing activities                                               (274)          (290)
                                                                                         -------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term financing                                                   147             91
   Repayment of long-term financing                                                               (138)          (102)
   Advance from minority shareholder for future capital increase in subsidiary                      12              -
   Dividends and interest paid on capital                                                            -             (1)
                                                                                         -------------- -------------
              Net cash provided by (used in) financing activities                                   21            (12)
                                                                                         -------------- -------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                               (42)           310
                                                                                         ============== =============

CASH AND CASH EQUIVALENTS:
   Beginning of the period                                                                         218            303
   End of the period                                                                               176            613
                                                                                         -------------- -------------
                                                                                                   (42)           310
                                                                                         ============== =============
SUPPLEMENTARY CASH FLOW DISCLOSURE:
   Taxes paid - income and social contribution taxes                                                42             15
   Interest paid, net of interest capitalized                                                       84             71


          The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                        Item 7

                                                                     UNAUDITED


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

           CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2002

      (Amounts expressed in millions of reais unless otherwise indicated)


1. THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company") is a partly state-owned company (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil ("Brazil") and controlled by the government of the State of Minas Gerais (the "State Government"). The Company's principal business activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy. The Company also conducts business in certain related activities.

As a concessionaire of electric utility services, the Company is subject to regulations set by the Agencia Nacional de Energia Eletrica (the Brazilian National Electric Energy Agency or "ANEEL"), an agency of the Brazilian Federal Government (the "Federal Government").

The following are the Company's operational subsidiaries as of June 30, 2002:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located on the premises of Usinas Siderurgicas de Minas Gerais - USIMINAS, a large steel manufacturer;

o Companhia de Gas de Minas Gerais - GASMIG ("GASMIG") (95.17% interest) - Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. In 1993, GASMIG was granted a 30-year concession by the State Government to perform these activities; and

o Empresa de Infovias S.A. ("Infovias") (94.89% interest) - Its principal activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items. The Company acquired Infovias' control in June, 2002, through the acquisition of shares from AES Forca e Empreendimentos Ltda.

Additionally, the Company has a 100% interest in each of the following pre-operational subsidiaries:

o Horizontes Energia S.A. - Its principal activities will be the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, both located in the State of Minas Gerais, and Salto Voltao and Salto do Passo Velho hydroelectric power plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, Horizontes Energia S.A. during the third quarter of 2002.

                                                                        Item 7

                                                                     UNAUDITED


o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. - Their principal activities will be the production and sale of electric energy, as independent power producers.

o Efficientia S.A. - Its principal activities will be rendering efficiency, optimization and energy solutions services, and rendering operation and management services in energy supply facilities.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company's financial statements therefore include various estimates concerning (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable, deferred tax assets and account receivable from State Government, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, (v) estimates of employee post-retirement benefit obligations and other similar evaluations.

The interim financial statements as of and for the six months ended June 30, 2002 and 2001 have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting practices applied by CEMIG in its statutory financial statements that are prepared and filed in accordance with the rules of the Brazilian Securities Commission (the "CVM"). The interim financial statements were prepared on a basis consistent with the financial statements as of and for the year ended December 31, 2001.

The interim financial statements included in this report have been prepared by the Company without audit. In the opinion of management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the operating results for the full year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for each of the years in the three-year period ended December 31, 2001 contained in CEMIG's Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on March 26, 2003 (Registration No. 1-15224).

The consolidated financial statements for the year ended December 31, 2001 included the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina Termica Ipatinga S.A. and Companhia de Gas de Minas Gerais - GASMIG. The consolidated financial statements for the six months ended June 30, 2002 include the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina Termica de Ipatinga S.A., Companhia de Gas de Minas Gerais - GASMIG, Empresa de Infovias S.A., Cemig PCH S.A., Cemig Capim Branco S.A., UTE Barreiro S.A., Efficientia S.A. and Horizontes Energia S.A..

                                                                        Item 7

                                                                     UNAUDITED


3. DEFERRED REGULATORY ASSETS

An emergency energy-rationing program (the "Energy Rationing Plan") was created by the Federal Government's Executive Order No. 2148, of May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil's hydroelectric facilities had returned to normal.

As a result of the Energy Rationing Plan, many electric generation and distribution companies in Brazil, including CEMIG, experienced a reduction in their profit margins, as their physical and personnel structures could not be reduced in line with the consumption reduction quotas imposed. Thus, they continued incurring fixed costs without earning corresponding revenue.

In December 2001, the Federal Government and the electric utilities in Brazil affected by the Energy Rationing Plan signed an industry-wide agreement (the General Agreement of the Electricity Sector or the "General Agreement" or the "Agreement") to regain the financial-economic equilibrium of the existing concession contracts and recover revenues relating to the period during which the Energy Rationing Plan was in effect.

The Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective, additional Parcel "A" costs for the period from January 1, 2001 to October 25, 2001 and costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or "MAE") up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

          III. an increase of 2.90% for rural and residential consumers (excluding low-income consumers), lighting streets and high-tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and fulfill certain criteria, related to charge and demand energy factors which were determined by ANEEL's Resolution No. 130, dated April 30, 2002.
          IV.  an increase of 7.90% for all other consumers.

According to ANEEL's Resolution No. 484, of August 29, 2002, the extraordinary rate adjustment for CEMIG is to be in force for a maximum period of 82 months, as from January 2002 and bearing interest equivalent to the SELIC interest rate (Brazilian benchmark interest rate). The Company recorded a provision for loss on deferred regulatory assets, in the amount of R$162 as of June 30, 2002, considering its recoverability projections for the 82-month recovery period allowed to the Company by ANEEL. The deferred regulatory assets are periodically compared with the Company's recoverability projections, which are constantly reviewed by Management, according to market conditions, changes in regulation and other similar events. The balance of the provision is adjusted accordingly.

                                                                        Item 7

                                                                     UNAUDITED



The special rate adjustment mentioned will be used in the compensation of the followig items:


                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------
           Revenue losses (expected to be recovered within 24 months) incurred
              during the rationing period                                                    431                398
            Additional Parcel "A" costs:
               - Period from January 1, 2001 to October 25, 2001                             295                273
               - Period from October 26, 2001 and thereafter                                 216                139
           Recording of energy transactions on the MAE                                       995                844
                                                                                        --------           --------
                                                                                           1,937              1,654
           ( - ) Provision for loss on deferred regulatory assets (computed
              based on an 82-month period)                                                  (162)              (150)
                                                                                        ========           ========
                                                                                           1,775              1,504

           Current assets                                                                    291                259
           Other assets                                                                    1,484              1,245


During the six-month period ended June 30, 2002, the Company collected R$117 as a result of application of the extraordinary rate adjustment.

The VAT related to the rationing program revenue, amounting to R$254 as of June 30, 2002 (R$301 as of December 31, 2001), only becomes an obligation to be recorded in the financial statements once the customers are billed; therefore, no provision related to this tax was recorded. The Company passes all VAT amounts received from customers on to the State Government.

a) Recovery of revenue losses incurred during the Energy Rationing Plan

Although CEMIG's total revenue losses were R$877 as of June 30, 2002 (R$724 as of December 31, 2001), CEMIG recorded a regulatory asset on a U.S. GAAP basis in the amount of R$431 as of June 30, 2002 (R$398 as of December 31, 2001), in accordance with consensus described on Emerging Issues Task Force - EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the asset.

The accrued amount related to this asset, which will be reimbursed through the special rate adjustment is monetarily restated based on SELIC from January 1, 2002 until collection.

b) Recovery of additional Parcel "A" costs

ANEEL Resolution No. 90, dated February 18, 2002, established procedures for the compensation of some Parcel "A" costs for the period from January 1, 2001 to October 25, 2001. The base amount to be reimbursed is equal to the difference between the Parcel "A" costs actually incurred and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment prior to the Energy Rationing Plan. This amount will bear interest at the SELIC rate from the day that the actual cost was paid until the date of compensation.

On October 25, 2001, the Federal Government, through Executive Act No. 296, created a tracking account mechanism to control the variation of Parcel "A" costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel "A" costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel "A" costs used for purposes of computing the annual rate adjustment as from April 8, 2001.

The amounts determined for the period from October 26, 2001 and thereafter are recorded as a deferred regulatory asset, as follows:

                                                                        Item 7

                                                                     UNAUDITED



                                                    Values to be    Values to be                   Total
                                                    compensated     compensated      Total     December 31,
                Parcel "A" Items                    until April,    after April,    June 30,       2001
                                                       2003            2004           2002       (Audited)
                                                    ------------    ------------    --------   ------------


System service charges                                     -             111          111             84
Itaipu Binacional electricity purchase rate               34              76          110             35
Itaipu Binacional electricity transport rate               1               1            2              1
Fuel usage quota - CCC                                    10             (33)         (23)            11
Rate for use of basic transmission network                 9               5           14              8
Charges for use of water resources                         -               2            2              -
                                                        -----           -----       ------          -----
                                                          54             162          216            139
                                                        =====           =====       ======          =====


The Company recorded System service charges related to the period from September 2000 to June 2002, which are expected to be paid in 2003, in accordance with information provided by the MAE.

c) Energy transactions on the MAE and other

(c.1) Recording of energy transactions on the MAE and other

During the period of the Energy Rationing Plan in Brazil, electricity utilities, including CEMIG, made a substantial number of energy purchases on the spot market through the MAE in order to supply their customers. During this period, the prices for spot market energy were often significantly higher than the prices set forth in initial energy purchase contracts.

Costs related to energy sold on the MAE are being prorated among consumers supplied by the Brazilian interconnected power system through an extraordinary rate adjustment, as from January 2002. The amount to be passed along to consumers through the rate adjustment is calculated based on the amount of energy purchased on the MAE during the period from May 1, 2001 until the end of the rationing period, and equals the difference between the energy purchase price on the MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to MAE energy purchases at a price less than or equal to R$49.26/MWh.

(c.2) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled 50% of its outstanding obligations relating to MAE transactions. In connection with this settlement, CEMIG disbursed R$335 to the MAE agents.

The funds required for this settlement were obtained through a loan agreement dated February 7, 2003 between the Company and BNDES.

CEMIG is required to settle the remaining 50% of its outstanding MAE amounts after the completion of a review that will be performed by independent auditors on data provided by MAE to the concessionaires. Under the General Agreement, BNDES must provide additional financing in connection with such additional settlement.

This independent review, as well as the outcome of certain judicial claims brought by market participants (including CEMIG) concerning the interpretation of the market rules in force, may result in the recalculation of the transaction data figures previously provided by MAE. Such a recalculation may impact the Company's future results of operations and cash flows.

4. BONUS PAID, SURCHARGES AND RATIONING ADOPTION COSTS INCURRED

                                                                        Item 7

                                                                     UNAUDITED


Through Federal Government Executive Act No. 2,152-2, dated June 1, 2001, the Federal Government determined that residential consumers whose electric energy consumption was lower than the target consumption levels during the period of the Energy Rationing Plan would be entitled to receive a bonus, limited to their electric energy invoice amount, and that all consumers whose consumption exceeded the target would be subject to surcharges, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Rationing Program involving the bonus, surcharge and related costs. The related balances as of June 30, 2002 are as follows:


            Other Assets
            Receivable from Federal Government in respect of bonus paid to consumers that
               consumed less than the target consumption                                                   182
            Receivable from Federal Government in respect of costs related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer
               rates                                                                                        28
                                                                                                          -----
                                                                                                           210
            Long-term Liabilities
            Surcharge applied to consumers that consumed more than the target consumption                 (25)
                                                                                                         ------
            Net receivable from Federal Government in respect of bonus paid to consumers and related costs in excess of the surcharge applied to
               consumers                                                                                   185
                                                                                                          =====


In 2002, the Company recorded additional reimbursable bonuses and costs related to the Energy Rationing Plan of R$74 and R$13, respectively.

In the second half of 2002, upon ANEEL approval, CEMIG received approximately R$132 in reimbursement for consumer bonuses paid.

The remaining net amount to be received by CEMIG, of approximately R$24, is under negotiation with ANEEL. The surcharges represented by this amount were not billed or collected from the consumers as they are currently the subject of a judicial dispute. Management does not expect losses relating to the realization of this outstanding amount.

According to ANEEL Resolution No. 600, dated October 31, 2002, operational costs of approximately R$32 related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer tariffs will be reimbursed upon approval by ANEEL.

                                                                        Item 7

                                                                     UNAUDITED



5. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 8% for social contribution tax at June 30, 2002 and 2001. On December 30, 2002, the Federal Government issued Law No. 10,637 that determines the increase on the social contribution tax rate from 8% to 9%, beginning on January 1, 2003.

(a) Income tax reconciliation

The amounts reported as income tax benefit in the financial statements are reconciled to the statutory rates as follows:



                                                                                                Six months ended
                                                                                                    June 30,
                                                                                         -----------------------------
                                                                                                 2002           2001
                                                                                         -------------- --------------
Loss before income taxes and minority interests                                                  (78)           (53)
                                                                                               =======        =======
Income taxes - 33% rate                                                                           26             17
Effects off:
   Interest on capital deductibility                                                              39              -
   Special liabilities amortization                                                               15              7
   Social contribution on depreciation                                                            (5)            20
   Rate difference                                                                               (11)             1
   Others                                                                                         (1)             2
                                                                                               -------        -------
Tax benefit in the statement of operations                                                        63             47
                                                                                               =======        =======



(b) Analysis of deferred tax balances

Tax rate changes are enacted in the year prior to the year in which they become effective. As of June 30, 2002 and December 31, 2001, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

                                                                        Item 7

                                                                     UNAUDITED



                                                                                                  December 31,
                                                                                 June 30,            2001
                                                                                   2002            (Audited)
                                                                               ------------      --------------

Other assets-
   Employee post-retirement benefits                                                    79                  74
   Tax loss carryforwards                                                              267                 192
   Temporary difference on regulatory assets                                           206                 151
   Other temporary differences                                                         132                 105
                                                                                   --------            --------
                                                                                       684                 522
                                                                                   --------            --------
Long-term liabilities-
   Effects of differences between tax basis of non-monetary assets relating to property, plant and equipment and amounts reported
    for U.S. GAAP                                                                     (529)               (568)
                                                                                   --------            --------
                                                                                      (529)               (568)
                                                                                   ========            ========
   Net                                                                                 155                 (46)
                                                                                   ========            ========

In the six-month period ended June 30, 2002 and 2001 deferred tax benefit and expense of R$1 and R$4, respectively, related to unrealized losses/gains on available-for-sale securities were recorded directly to shareholders' equity as other comprehensive loss.

During 2001, the Company amended its income tax return for the year ended December 31, 1997 to claim deductibility of pension costs accrued in its Brazilian Corporate Law financial statements. This amendment resulted in (i) the recognition of prepaid income and social contribution taxes in the amount of R$161, which was reclassified from Deferred income taxes to Recoverable taxes, classified as current assets, (ii) a reduction of Taxes payable in the amount of R$49, and (iii) the recognition of tax loss carryforwards, recorded considering the probable expected future profitability of CEMIG in subsequent fiscal years. The Company has been offsetting this prepaid income tax with federal tax liabilities.


6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:


                                                                                                  December 31,
                                                                                 June 30,            2001
                                                                                   2002            (Audited)
                                                                               ------------      --------------
Cash on hand and in banks                                                               94                  66
Short-term investments, with original maturity of three
   months or less, mainly bank certificates of deposit and
   investment funds at fair value                                                       82                 152
                                                                                     ------              ------
                                                                                       176                 218
                                                                                     ======              ======


CEMIG has short-term investments with interest income calculated based on the Brazilian Interbank Certificates of Deposit - CDI rate.

                                                                        Item 7

                                                                     UNAUDITED




7. RESTRICTED INVESTMENTS

The following table sets forth amounts of restricted investments for the dates indicated:


                                                                                                  December 31,
                                                                                 June 30,            2001
                                                                                   2002            (Audited)
                                                                               ------------      --------------
      Investments to be used in investment plan                                        248                 468
      Investments to be used in settlement of financing                                241                 152
                                                                                     -----               -----
                                                                                       489                 620
                                                                                       ===                 ===

      Short-term                                                                       454                 602

      Long-term                                                                         35                  18



On June 30, 2002 and December 31, 2001, the balances of R$248 and R468, respectively, refer to short-term investments, acquired with resources obtained from the issuance of debentures (note 17), with interest income calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and maturity dates that do not exceed 30 days.

These resources were used for the portion of the investment plan related to the expansion of the Company's energy generation, transmission and distribution operations, executed in 2002.

In compliance with Resolution No. 2,515 dated June 29, 1998 issued by the Brazilian Central Bank, when CEMIG extends the maturity of any foreign currency-denominated financing, it must make deposits in respect of the principal amount of such extended financing into a short-term investment escrow account so that at the final maturity date of the financing, such escrow account contains an amount equal to the entire principal amount due under the financing. The interest income is calculated based on the variation of Brazilian Interbank Certificates of Deposit - CDI and U.S. dollar and maturity dates that do not exceed 30 days. The restricted investments to be used in the investment plan are classified as current and other according to the maturity date of the respective financing.

                                                                        Item 7

                                                                     UNAUDITED


8. ACCOUNTS RECEIVABLE

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated.


                                                              Past-due
                                                      --------------------------

                                                                                                     Total
                                                                                        Total     December 31,
                                                        Up to 90       Over 90         June 30,       2001
                                                          days          days             2002      (Audited)
                                                        --------       -------         --------   ------------
Residential                                     178            82           9             269               176
Industrial                                      141            45          33             219               181
Commercial                                       63            37           8             108                77
Rural                                            22             9           3              34                24
Governmental entities                            18            35          11              64                37
Public services                                  46             2           1              49                38
                                              -----         -----       -----           -----             -----
Subtotal                                        468           210          65             743               533
Distributors                                      6             -           2               8                 6
                                              -----         -----       -----           -----             -----
                                                474           210          67             751               539
                                              =====         =====       =====           =====             =====
Allowance for doubtful accounts                   -             -        (46)             (46)              (54)
                                                                        -----           -----             -----
                                                474           210          21             705               485
                                              =====         =====       =====           =====             =====


No single customer represented more than 10% of total receivables as of June 30, 2002 and December 31, 2001 and electricity sales to final customers for the six months ended in June 30, 2002 and 2001.

In April 2002, our largest industrial client became a self power producer and as such ceased to purchase energy from the Company.


9. ACCOUNT RECEIVABLE FROM STATE GOVERNMENT

On May 2, 1995, the obligation to pay the remaining balance of the CRC account receivable, then R$867, was transferred from the Federal Government to the State Government through a credit assignment contract. In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three-year grace period, as restated based on the UFIR (Tax Reference Unit Index) and accruing interest at 6% per year.

In the event that the Company receives any payments or retains declared dividends to offset amounts not paid by the State Government, the Company is obligated to issue shares to all shareholders in proportion to their shareholding, transferring the principal amount of installments, from the Appropriated retained earnings - Rate shortfall reserve to Capital Stock.

Since May 1995, the credit assignment contract has been amended as follows:

a) First Amendment, signed on January 24, 2001:

In October 2000, the UFIR index was eliminated by the Federal Government. As a result, CEMIG negotiated and signed an amendment to the contract with the State Government to change the index used from the UFIR index to Indice Geral de Precos - Disponibilidade Interna - IGP-DI (General market price index - internal availability), as from November 1, 2000.

                                                                        Item 7

                                                                     UNAUDITED



b) Second Amendment, signed on October 14, 2002 (the "Second Amendment"):

The Second Amendment refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, in the total amount of R$795, adjusted to present value, as of June 30, 2002. These installments continued subject to an annual interest rate of 6%, and restated based on the IGP-DI variation.

The Second Amendment was signed in accordance with Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. CEMIG's Board of Directors ratified this amendment on October 23, 2002.

b.1) No payments made to date in 2003:

The State Government did not pay the first five installments due under the Second Amendment, due from January 1 to May 1, 2003, totaling R$69 in the aggregate. Management is currently negotiating the collection of the aforementioned past due amounts with the State Government.

b.2) Provision for loss:

Since the Second Amendment did not include any guarantees that would assure the realization of the CRC receivable, CEMIG recorded a provision for loss in the amount of R$754 for this asset as of December 31, 2001 which corresponds to the total amount of the Second Amendment. On January 21, 2003 the Company's Board of Directors ratified such provision.

For income tax purposes, such provision is considered a permanent difference, since it involves a related party non-deductible loss and, therefore, did not impact the deferred income and social contribution taxes.

CEMIG continues to negotiate the payment of the balance due to it under the Second Amendment, including the possibility of transfer of this obligation back to the Federal Government.

On January 29, 2003, the Company's Board of Directors authorized management to initiate judicial proceedings against the State Government in order to collect the past due installments.

c) Third Amendment, signed on October 24, 2002 (the "Third Amendment"):

The Third Amendment covers installments originally due but unpaid under the credit assignment contract from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. Under the Third Amendment, these unpaid installments, which totaled R$544 as of June 30, 2002 (R$451 as of December 31, 2001), are subject to annual interest of 12.00% and are monetarily restated based on the IGP-DI variation. The Third Amendment requires repayment of these amounts over 149 monthly installments from January 2003 to May 2015. The Third Amendment allows CEMIG to retain annual dividends and interest on capital due to the State Government as a Company shareholder as an offset against any amounts not paid by the State Government.

The Third Amendment was signed under authorization granted by Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. The Company's Board of Directors ratified the Third Amendment on October 23, 2002.

c.1) No payments made to date in 2003:

The State Government did not pay the first five installments under the Third Amendment, due from January 1 to May 1, 2003, totaling R$52 in the aggregate. Management is negotiating the collection of the aforementioned past due amounts with the State Government.

                                                                        Item 7

                                                                     UNAUDITED



The projection of the Company's future operations indicates that the offsetting of the dividends and interest on capital corresponding to the State Government's share equity in the Company will be sufficient in the long term to assure the realization of the entire outstanding receivable covered by the Third Amendment, should the State Government continue in default. Management will monitor future events, which could impact the Company's dividend payment projections, in order to conclude whether an allowance relating to the Third Amendment is necessary.


10. INVESTMENTS

The following table describes the Company's investments:


                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------

Consortia                                                                                   392                297
Hydroelectric plants to be transferred to a subsidiary                                       62                 62
Goodwill on purchase of Infovias                                                             21                  -
Other investments                                                                            13                 13
Empresa de Infovias S.A.                                                                      -                 65
                                                                                           -----              -----
                                                                                            488                437
                                                                                           =====              =====

(a) Investments in other companies

In 2002, the Company acquired shares from AES Forca Empreendimentos Ltda. ("AES"), corresponding to 50.48% of Infovias' capital, of which 5.03% was acquired during the fourth quarter. The aggregate purchase price paid was R$87. These transactions increased CEMIG's interest in Infovias' capital from 49.44% to 99.92%. Therefore, as from June 30, 2002, CEMIG's consolidated financial statements include Infovias' operations. The Company is assessing the effects arising from the application of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" to its 2002 financial statements as a result of this acquisition.

The Company's Board of Directors authorized CEMIG to provide a guarantee relating to a loan obtained by Infovias in the amount of US$40 million, which began amortizing in May 2002. Any installment paid by CEMIG in case of non-payment by Infovias will be repaid to CEMIG in the form of preferred shares issued in connection with a capital increase of Infovias.

The independent auditor's report on the Infovias' financial statements as of December 31, 2002 has comments about (i) the deferred income and social contribution taxes and maintenance of VAT credits, which realization is based on future profit projections that depend on the contracts sign-off, still under negotiations; (ii) the dependence on additional funds, provided either by shareholders or third parties, in order to finance its operations as well as to guarantee the realization of the assets recorded in its financial statements until the operating revenues are sufficient to do so.

                                                                        Item 7

                                                                     UNAUDITED


(b) Hydroelectric power plants to be transferred to a subsidiary

The Company transferred R$62 to Investments from Property, plant and equipment, after recognizing an impairment charge of R$33, of the Machado Mineiro and Salto do Paraopeba hydroelectric plants, both located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, a subsidiary, Horizontes Energia S.A., in the third quarter of 2002.

(c) Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner of each consortium has the right to take energy generated by the applicable power plant in an amount proportionate to the partner's investment.

CEMIG's participation in consortia, represented by the amounts already invested in the projects, is described as follows:


                                                                       Annual average                     December 31,
                                                       CEMIG's            rate of          June 30,           2001
                                                       participation    depreciation         2002           (Audited)
                                                       --------------------------------------------------------------------

 In service-
     Porto Estrela Hydroelectric Power Plant                33.33%          2.51%               53                72
     Igarapava Hydroelectric Power Plant                    14.50%          2.51%               51                52

 Construction in progress-
     Queimado Hydroelectric Power Plant                     82.50%                              94                74
     Funil Hydroelectric Power Plant                        49.00%                              77                52
     Aimores Hydroelectric Power Plant                      49.00%                             105                47
     Cemig Capim Branco Hydroelectric Power Plants          20.00%                              12                 -
                                                                                             -----             -----
                                                                                               392               297
                                                                                             =====             =====



                                                                        Item 7

                                                                     UNAUDITED




11. PROPERTY, PLANT AND EQUIPMENT

The following table describes the consolidated property, plant and equipment:


                                                       Annual average                          December 31,
                                                          rate of             June 30,             2001
                                                        depreciation            2002            (Audited)
                                                     -------------------  ------------------ ------------------
In service
   Generation-
    Hydroelectric                                            2.51%                  7,694              7,629
    Thermoelectric                                           1.79%                    261                261
   Transmission                                              3.08%                  1,409              1,403
   Distribution                                              5.10%                  7,158              7,075
   Administration                                            9.63%                    464                447
   Other                                                     7.48%                    214                 48
                                                                                ---------          ---------
                                                                                   17,200             16,863
                                                                                ---------          ---------

Accumulated depreciation and amortization-
   Generation                                                                      (3,693)            (3,595)
   Transmission                                                                      (735)              (714)
   Distribution                                                                    (3,139)            (2,966)
   Administration                                                                    (275)              (252)
   Other                                                                              (24)               (11)
                                                                                ---------          ---------
                                                                                   (7,866)            (7,538)
                                                                                ---------          ---------
Total in service                                                                    9,334              9,325
                                                                                ---------          ---------

Construction in progress-
   Generation                                                                          81                 82
   Transmission                                                                        69                 58
   Distribution                                                                       321                346
   Administration                                                                      18                 20
   Other                                                                              118                 10
                                                                                ---------          ---------
Total in construction in progress                                                     607                516
                                                                                ---------          ---------
Total                                                                               9,941              9,841
                                                                                =========          =========


Interest cost and monetary variation capitalized during the six months ended on June 30, 2002 and 2001 was R$26 and R$17, respectively.

                                                                        Item 7

                                                                     UNAUDITED



12. ACCOUNTS PAYABLE TO SUPPLIERS



                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------

Electricity suppliers-
   Furnas - Centrais Eletricas S.A. (indexed to US dollar)                                  274                213
   Spot market - MAE                                                                        797                644
   Payments to generators for energy purchased on MAE                                       418                364
   Others                                                                                    29                 22
                                                                                       --------            -------
                                                                                          1,518              1,243

Supplies and services                                                                        61                 66
                                                                                       --------           --------
                                                                                          1,579              1,309
                                                                                       ========           ========
Current liabilities                                                                       1,161                945
Long term liabilities                                                                       418                364



The Spot market - MAE liability includes the energy purchased on the wholesale spot market during the period from September 2000 to June 2002, based on information provided by MAE, the spot market administrator. The definitive amounts and effective payment of this liability depends on the resolution of judicial claims currently pending, brought by market agents, including the Company, related to the interpretation of the market rules in force, as well as in obtaining the necessary financing, as more fully set forth in note 3.

13. TAXES PAYABLE

The following table describes the Company's accrued taxes payable:



                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------

Short-term
     Income tax                                                                              59                 72
     Social Contribution tax                                                                 21                 36
     Value-added tax - ICMS                                                                  81                 30
     Tax on billing - COFINS                                                                  7                 52
     Others                                                                                  17                 29
                                                                                       --------           --------
                                                                                            185                219

Long term
     Income tax                                                                             132                  -
     Social Contribution tax                                                                 49                  -
     Tax on billing - COFINS                                                                 53                  -
     Tax on billing - PASEP                                                                   9                  -
                                                                                       --------           --------
                                                                                            243                  -
                                                                                       --------           --------
                                                                                            428                219
                                                                                       ========           ========


CEMIG transferred to long-term liabilities, the income tax, social contribution tax, COFINS and PASEP on special rate adjustment revenue, recorded in 2001 and 2002. This transfer was conducted in accordance

                                                                        Item 7

                                                                     UNAUDITED



with the Resolution of the Brazilian Federal Tax Authority (Secretaria da Receita Federal), issued in the third quarter of 2002, which allowed the payment of the mentioned obligations proportionally to the consumers' billing.

14.FINANCINGS

Composition of the Company's foreign loan and financing by currency and domestic currency indices is as follows:


                                                                                                      December 31,
                                                                                       June 30,          2001
                                                                                         2002          (Audited)
                                                                                     ------------     --------------

                                    Currency -
   United States Dollars                                                                   1,710              1,255
   Euro                                                                                       51                 15
   Units of accounts (basket of currencies)                                                   45                 42
   German Marks                                                                                -                 20
   Swiss Francs                                                                                -                  2
   Others                                                                                      -                  1
                                                                                       ---------          ---------
                                                                                           1,806              1,335

                                                      Indices -

   Indice Geral de Precos de Mercado - "IGP-M"
   (General Market Price Index)                                                              918                866
   Indice Interno da Eletrobras - "FINEL"
   (Eletrobras Internal Index)                                                               161                174
   Unidade Fiscal de Referencia - "UFIR"
   (Tax Reference Unit)                                                                       95                 89
   Others                                                                                     23                 16
                                                                                       ---------          ---------
                                                                                           1,197              1,145
                                                                                       ---------          ---------
                                                                                           3,003              2,480
                                                                                       =========          =========
Current                                                                                      644                451
Long-term                                                                                  2,359              2,029


The following table sets forth the increases for the periods indicated in the indices and in the foreign currency / Brazilian real exchange rates for the principal foreign currencies used in the Company's loan and financing, expressed as a percentage:


                                                                                         Six months ended June 30,
                                                                                        ----------------------------
                                                                                         2002                 2001
                                                                                        -------              -------
Currency-
    United States Dollars                                                                22.41                10.55
    Euro                                                                                 39.41                 3.25
    Units of accounts (basket of currencies)                                             29.93                 6.95

Indices
    IGP-M                                                                                 2.95                 1.42
    FINEL                                                                                 0.58                 0.28


                                                                        Item 7

                                                                     UNAUDITED




15. EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundacao Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or "FORLUZ") covering substantially all of its employees. With respect to such plan, SFAS 87 "Employers' Accounting for Pensions" has been applied from and after January 1, 1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

Until October 1997, the Company sponsored only a defined benefit pension plan. From September 29, 1997 to May 1, 1998, participants were permitted to elect to migrate to a new defined contribution plan. Those participants who elected to join the new plan had two options. The first was to maintain the benefit earned up to the date of migration in the defined benefit plan, with no further increases for salary increases or future services, and future contributions would be made to the new plan to the individual account. The second option for those participants who migrated to the defined contribution plan was to transfer the accumulated benefit as of that date to their individual account in the defined contribution plan. In both alternatives, the participants became fully vested in the benefits accumulated as of the migration date.

CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions".

CEMIG has offered to its employees an incentive for early retirement, which consists of an additional amount, paid when the employee retires, of 10% of the employees' salary for each year worked for the Company. To obtain this benefit the employee must opt in writing indicating his intention to retire early. Accordingly, the costs of this incentive are recognized as individual employees opt for this benefit. CEMIG may withdraw this additional benefit at any time.

In the third quarter of 2002, CEMIG and its employees' labor unions, mainly represented by SINDIELETRO, agreed on changes to the existing employee health care plans, which altered the contribution criteria that CEMIG, its employees and its retirees are responsible for and the types of benefits covered in each plan. Under this agreement, CEMIG is responsible for making annual payments up to the maximum amount of R$33, as adjusted according to the IGP-M index, to cover health expenses of employees and retirees. The implementation of these changes took place as of January 1, 2003. The effects arising from these changes cannot be estimated at this time. The respective actuarial assessment is currently in progress.

The changes in net liabilities for the six months ended June 30, 2002 are as follows:


                                                                                            Post-retirement
                                                                      Defined benefit       health care and
                                                                       pension plan            insurance
                                                                      ---------------       ---------------
Net liabilities as of December 31, 2001                                     1,307                   320
Net periodic cost recorded on the statement of operations                      78                    38
Contribution paid                                                             (63)                   (5)
                                                                           -------                ------
Net liabilities as of June 30, 2002                                         1,322                   353
                                                                           =======                ======



Additionally, the Company recorded contribution expenses to the defined contribution plan for the six months ended June 30, 2002 in the amount of R$18.

                                                                        Item 7

                                                                     UNAUDITED



16. ACCRUED LIABILITY FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:

                                                                December 31,
                                              June 30,              2001
                                                2002              (Audited)
                                        ------------------   ------------------

     Labor claims                                     60                   54
     Civil lawsuits - Consumers                       79                   74
     Social contribution tax                         125                  125
     Finsocial                                        19                   19
     Civil lawsuits - Others                          15                   22
     Others                                           23                   25
                                                   -----                -----
                                                     321                  319
                                                   =====                =====


Certain details relating to such provisions are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$76 as of June 30, 2002 (R$68 as of December 31, 2001). CEMIG determined the amounts to be accrued based on the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought suits against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that economic stabilization plan. CEMIG determined the amounts to be accrued based on recent court decisions.

The total anticipated exposure to the Company for those suits, fully provided for, was R$79 as of June 30, 2002 (R$74 as of December 31, 2001).

(c) Social contribution tax

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of Brazilian Corporate Law financial statements and tax liability. Under this law, the Company was required to record complementary monetary restatement that was considered, through depreciation, amortization and write-offs of fixed assets, a deductible expense for income tax calculation. Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes.

                                                                        Item 7

                                                                     UNAUDITED



The Company is deducting the amounts of depreciation, amortization and write-off relating to the complementary monetary restatement of Property, plant and equipment, for purposes of computation of social contribution tax on income. The Company believes that such deduction is in accordance with the provisions of Law No. 8,200. The Company estimates that its potential exposure in this matter is approximately R$125 as of June 30, 2002 (R$125 as of December 31, 2001) for which a provision has been recorded.

(d) Finsocial

In 1994, CEMIG was fined by the Secretaria da Receita Federal (the tax authority of the Federal Government) due to the Company's exclusion of State VAT in the Finsocial calculation, a social contribution tax on billing extinguished in 1992. The Company estimates that its potential exposure in this matter is approximately R$19 as of June 30, 2002 (R$19 as of December 31, 2001). This amount is fully provisioned.

(e) Others

Other accrued liabilities are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Contingencies for which a favorable outcome has been deemed probable

CEMIG has other relevant legal proceedings with respect to which the Company believes that a favorable outcome is probable, and therefore the Company has not recorded a provision for such claims. Certain details relating to these matters are as follows:

     (i) Litigation involving FORLUZ with possible financial effect upon CEMIG

     The Company is defending, with FORLUZ, a claim brought by SINDIELETRO that asserts that CEMIG failed to make certain allegedly obligatory cost-of-living increases in contributions to employee pension funds. The total amount sought in this claim is R$546. No reserve has been recorded for this claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

     In addition, SINDILETRO has sued FORLUZ for R$230 relating to changes made to the pension fund's contribution adjustment index. No reserve has been recorded for this potential claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

     (ii) Income and social contribution taxes on post retirement benefits

     On October 11, 2001, the Federal Government's tax authority issued a deficiency notice in the amount of R$218 arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns, to reduce taxable income. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities, as required by Brazilian accounting practices. The additional liability that resulted from the accounting change was attributed to the tax year that was amended, resulting in net operating tax loss and social contribution negative basis carryforwards. CEMIG is defending itself on the tax assessment notice in an administrative proceeding with the Federal Government. No reserve has been recorded as a result of this notice, as the Company believes that it has a meritorious defense and, consequently, does not expect to incur losses related to such claim.

     The credits mentioned in the prior paragraph were offset by CEMIG from its federal tax obligations in 2001 and 2002. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$116. No reserve has been recorded for this claim, as the Company believes

                                                                        Item 7

                                                                     UNAUDITED


     that it has a meritorious defense and, consequently, does not expect to incur losses related to such claim.

     (iii) COFINS

     The Company began contesting the payment of COFINS contributions beginning in 1992. As a result of a judicial ruling, the Company paid R$239 of accrued COFINS contribution on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$117 in fines and interest relating to its non-payment of COFINS contributions. The Company is contesting such claims. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense and, consequently, does not expect to incur losses related to such claim.

     (iv) Regulatory agency acts

     ANEEL has brought an administrative proceeding against the Company, contesting a R$172 refund issued in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. The Company intends to appeal this decision in court. The Company believes that it has a meritorious defense and has therefore recorded no provision in respect of such claim.

     On January 16, 2003, ANEEL sent a notice alleging that the Company had failed to obtain necessary ANEEL authorization relating to the Company's 5-year contract with Infovias, which relates to furnishing data and rendering services related to geotechnology matters. ANEEL may seek to impose a fine upon the Company relating to this claim. The maximum penalty applicable in respect of this claim is a fine in an amount equal to up to 2% of CEMIG's revenues during the 12-month period immediately prior to the imposition of the fine. The Company believes that it has a meritorious defense and has therefore recorded no provision in respect of such claim.

     (v) Civil lawsuits - Consumers

     Some consumers have brought civil claims against CEMIG contesting rate readjustments applied in prior years, including the special rate adjustment and Encargo de Capacidade Emergencial (the Emergency Capacity Charge) applied since 2002. The Company believes that it has a meritorious defense and has therefore recorded no provision in respect of such claims.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes that it has adequate defense in respect of such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position or results of operation of the Company.

                                                                        Item 7

                                                                     UNAUDITED



17. SHAREHOLDERS' EQUITY


On April 30, 2002, at the shareholders' meeting, the following matters were approved:

  o Capital increase in the amount of R$32, through the issuance of 3,154,321 new shares, as a result of the capitalization of the rate shortfall reserve. The new shares were distributed among the shareholders as a proportion to their participation in the capital prior to the issuance. As a result, the interest of the shareholders and the par value per share did not change. The change in the number of shares is as follows:


                                                 As of                                    As of
                                             December 31,         Issuance of            April 30,
           Thousands of shares                   2001              new shares              2002
           -------------------               ------------         -----------            ---------
      Preferred shares                           89,504,020          1,775,631         91,279,651
      Common shares                              69,495,478          1,378,690         70,874,168
                                             --------------      -------------     --------------
      Total shares authorized and issued        158,999,498          3,154,321        162,153,819
      Treasury stock                                (67,783)            (1,345)           (69,128)
                                             --------------      -------------     --------------
      Total shares outstanding                  158,931,715          3,152,976        162,084,691
                                             ==============      =============     ==============


  o Change in the Company's by-laws to establish new minimum dividend criteria, in accordance with changes in local corporate legislation. The preferred shares have priority in the repayment of capital and are entitled to a minimum dividend of at least the highest amount between 10% of the preferred capital on the Brazilian corporate law financial statements or 3% of participation of the preferred shares in the total shareholders equity on Brazilian Corporate Law financial statements.

In the six-month period ended June 30, 2002, the Company declared the following dividends and interest on capital:


                                                            Six-month period
                                                                  ended
                                                                June 30,
                                                                  2002
                                                            ----------------
       Dividends                                                  112
       Interest on capital in lieu of dividends                   119
                                                                -----
       Total                                                      231
                                                                =====

                                                                        Item 7

                                                                     UNAUDITED



18. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:


                                        No of consumers                    GWh                             R$
                                   --------------------------    --------------------------    --------------------------
                                        Six months ended            Six months ended               Six months ended
                                            June 30,                    June 30,                       June 30,
                                   --------------------------    --------------------------    --------------------------
                                       2002          2001          2002          2001             2002          2001
                                   -------------  ------------   -----------  -------------    ------------  ------------
Residential                           4,559,274     4,323,272         3,124         3,728              835           914
Industrial                               68,110        65,311        10,794        11,556            1,022           923
Commercial                              509,599       485,894         1,642         1,895              378           369
Rural                                   329,619       312,233           713           807              107           102
Governmental Entities                    45,300        44,488           629           753              107           109
Public services                           6,658         6,306           467           476               60            53
Own consumption                           1,364         1,428            24            28                -             -
Unbilled, net                                 -             -             -             -               34            13
                                   -------------  ------------   -----------  ------------     ------------  ------------
                                      5,519,924     5,238,932        17,393        19,243            2,543         2,483
Supply                                        4             5           159           318               11            18
Energy transactions on MAE                    -             -             -             -               99             -
                                   -------------  ------------   -----------  ------------     ------------  ------------
Total                                 5,519,928     5,238,937        17,552        19,561            2,653         2,501
                                   =============  ============   ===========  ============     ============  ============


(b) The composition of taxes on revenues is as follows:


                                                     Six months ended
                                                         June 30,
                                              -----------------------------
                                                    2002           2001
                                              -----------------------------

VAT                                                  542            532
COFINS                                                85             79
PIS-PASEP social contribution                         19             17
Emergency capacity charge                             41              -
                                                    -----          -----
                                                     687            628
                                                    =====          =====

                                                                        Item 7

                                                                     UNAUDITED




19. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale

                                                  Six months ended
                                                      June 30,
                                            -------------------------------
                                                2002             2001
                                            ---------------  --------------

Itaipu Binacional (through FURNAS)                    475             452
From suppliers trough MAE                             186               -
Initial contracts                                      75              59
From Other                                              3               1
                                                  -------          ------
                                                      739             512
                                                  =======          ======

ANEEL has reduced the price of energy acquired from Itaipu by 13.18%, from US$
20.1988 to US$ 17.5374 per kW, since October 23, 2002.

The energy traded on spot market in 2001 was accrued only in the fourth quarter of 2001, since MAE information necessary to record the estimates only became available at that time.

(b) Regulatory charges

                                                   Six months ended
                                                       June 30,
                                            -----------------------------
                                                  2002           2001
                                            -------------   -------------

Global reserve for reversion quota                  65             54
Fuel usage quota                                   160            156
Charges for use of water resources                  22             21
ANEEL inspection fee                                 6              7
                                                  ----          -----
                                                   253            238
                                                  ====          =====

                                                                        Item 7
                                                                     UNAUDITED

(c) Other

                                                       Six months ended
                                                           June 30,
                                                ----------------------------
                                                      2002            2001
                                                --------------  ------------

Insurance                                              1               2
Consumption - electric energy                          6               5
Labor indemnity                                        2               3
Disposal of fixed assets, net                          8              26
Grants and donations                                   7               6
Accrued liabilities for contingencies-
      Labor claims                                     6             (11)
      Civil lawsuits - Consumers                       5               3
      Civil lawsuits - Other                          (1)             15
Allowance for doubtful accounts                       (3)              5
Provision for loss on deferred regulatory assets       12               -
Rentals                                                 8               6
Advertising                                            11              13
Employees profit sharing                               11              10
MAE Contribution                                        4               7
Technological and Scientific National Fund              5               5
General expenses                                       22               8
                                                     -----          -----
                                                      104             103
                                                     =====          =====

                                                                        Item 7

                                                                     UNAUDITED



20. FINANCIAL EXPENSES, NET

Financial expenses consists of the following:


                                                                                                  Six months ended
                                                                                                     June 30,
                                                                                          ---------------------------------
                                                                                               2002             2001
                                                                                          ---------------- ----------------
Financial income:
 Investment income earned                                                                             95               29
 Late charges on overdue electricity bills, recorded on cash basis                                    19               24
 Interest and monetary restatement of account receivable from State Government                        93               98
 Monetary restatement on recoverable tax                                                               1               24
 Monetary restatement on deferred regulatory assets                                                   58                -
 Foreign exchange gains                                                                               10                -
 Taxes on financial income (PASEP and COFINS)                                                        (14)              (7)
 Other income                                                                                         15               23
                                                                                                  -------          -------
                                                                                                     277              191
                                                                                                  -------          -------

Financial expenses:
 Interest on financings                                                                             (124)             (66)
 Foreign exchange losses                                                                            (344)            (230)
 Monetary restatement on financing                                                                   (16)             (11)
 Financial transaction tax ("CPMF")                                                                  (12)             (10)
 Interest and fines on taxes                                                                          (7)              (7)
 Advance billings of electric power                                                                   (4)             (15)
 Other expenses                                                                                       (4)              (7)
                                                                                                  -------          -------
                                                                                                    (511)            (346)
                                                                                                  -------          -------
Financial expenses, net                                                                             (234)            (155)
                                                                                                  =======          =======


Foreign exchange losses relate to the devaluation of the real relative to the US dollar. See notes 14 and 22 for the composition of foreign currency debt, variation of exchange rates of each foreign currency for each period presented and exposure to foreign exchange variation.

21. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government
      Account receivable and related financial income        Note 9 and 20
      VAT - Liabilities                                      Note 13
      VAT - Expense                                          Note 18

                                                                        Item 7

                                                                     UNAUDITED



(b) FORLUZ
      Employee post-retirement benefits related balances     Note 15

Other related party transactions are not material.


22. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty.

Financial instruments, which potentially subject CEMIG to concentrations of credit risk, are cash and cash equivalents, restricted investments and accounts receivable. CEMIG limits its credit risk associated with cash and cash equivalents and restricted investments by placing its investments with highly rated financial institutions generally in short-term securities. The credit risk associated with accounts receivable from residential consumers is limited by CEMIG's policy of interrupting the supply of electricity if payment becomes in arrears. With respect to larger industrial and commercial consumers CEMIG limits its credit risk by performing ongoing credit evaluations and, in certain cases, obtaining guarantees or collateral for impaired receivables. The Company's customers are primarily located in the State of Minas Gerais, although distributed among a wide variety of economic sectors.

The Company's short term investments related to marketable securities issued by third parties are as follows:

I. CEMIG has debentures issued by financial institutions, in the amount of R$39. These securities have immediate call clauses exercisable by the Company, without penalty or loss. These securities have interest rates based on the variation of the Brazilian Interbank Certificate of Deposit - CDI rate.

II. The swap transactions of CEMIG, in the amount of R$28, are purchased from financial institutions through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The interest rate is based on the CDI. CEMIG has the right to call for early redemption of these securities without penalty or loss.

The Company's exposure to exchange rate risks is as follows:


                                                                                    December 31,
                                                                     June 30,           2001
                                                                       2002          (Audited)
                                                                ----------------- ------------------
US Dollar
Financings                                                                1,710              1,255
Advanced sale of electric energy                                             12                 42
(-) Escrow deposit related to loans and financing                          (226)             (133)
                                                                       --------           --------
                                                                          1,496              1,164
                                                                       ========           ========
Other Currencies
Financings                                                                   96                 80
                                                                       --------           --------
Net liabilities exposed to exchange rate risk                             1,592              1,244
                                                                       ========           ========


After 2001, the effects of the exchange rate variation on the liabilities related to the energy purchase from Itaipu Binacional are included in the Parcel "A" costs and will be considered in the subsequent rate adjustments.

23. INSURANCE

The Company's insurance policies covering damages to its power plants caused by fire and operational risks such as equipment failures expired on December 31, 2001. The Company is soliciting bids from insurance carriers for new insurance policies to cover these risks.

CEMIG does not have general third party liability insurance covering accidents and has not solicited bids relating to this type of insurance. In addition, the Company has not solicited bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or systemic failures.

The Company has not experienced significant losses arising from the aforementioned risks.

24. SHAREHOLDERS' AGREEMENT

In 1997, the State of Minas Gerais sold approximately 33% of the Company's common shares to a group of investors led by Southern Electric Brasil Participacoes Ltda. ("Southern"). As part of this sale, the State of Minas Gerais and Southern entered into a shareholders' agreement that provided for, among other matters, special quorum requirements to approve significant corporate actions, certain amendments to CEMIG's by-laws, the issuance of convertible debentures and warrants, changes to the Company's corporate structure and any distribution of dividends other than that required by the by-laws. This agreement granted Southern a veto right over certain important corporate decisions.

On September 13, 1999, the State of Minas Gerais filed a lawsuit to nullify this shareholders' agreement on the grounds that it violated the state and federal constitutions because the special quorum provisions would constitute an unlawful transfer of the control of CEMIG to Southern.

On September 27, 1999, the Minas Gerais State Court of Appeals granted a legal injunction suspending the effects of the special quorum provisions, pending the outcome of the lawsuit.

In March 2000, the lower court rendered a decision declaring the shareholders' agreement null and void.

On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void.

Southern has appealed the Court's decision and their appeal is still pending.

25. CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's main concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According with the concession agreements, CEMIG had to complete the reorganization process by December 31, 2000.

ANEEL granted the Company an extension until September 21, 2002 to complete the unbundling process.

The State Government, the controlling shareholder, assuming that the "unbundling" must be previously approved by Minas Gerais State Legislature, submitted to the Legislature, on March 2, 2001, a bill proposing the restructuring of the Company into three companies. This legislation has not yet been approved and the reorganization process has not yet been completed. Additionally, the Company has submitted an extension date request to ANEEL, which has not yet been answered.

On November 11, 2002, ANEEL fined the Company in the amount of R$6, because CEMIG had not concluded the "unbundling". No reserve has been recorded for this claim, as the Company believes it has

                                                                        Item 7

                                                                     UNAUDITED



a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.

26. SUBSEQUENT EVENTS

(a) 2002 dividend declared

On December 19, 2002, the Board of Directors approved interest on capital in lieu of dividend for 2002 in the amount of R$100.

(b) Loan obtained from BNDES for settlement of MAE transactions

On February 7, 2003, CEMIG obtained a loan from BNDES, in the amount of R$335. The loan bears interest of 1% per year and monetary variation based on SELIC. It will be paid through 60 monthly installments from March 15, 2003 to February 15, 2008 and is guaranteed by 3.27% of the Company's monthly electricity sales to final customers.

(c) Periodic Rate Review

The Periodic Rate Review represents the revision of the rates granted to the distribution electricity concessionaires to assure the financial-economic equilibrium of the existing concession contracts. The Period Rate Review occurs every 4 or 5 years, depending on each concession contract (5 years for CEMIG). In the rate definition, ANEEL considers the Company's structural changes occurred in its costs and its market and the desirable return on its investments.

CEMIG's energy rates increased by an average of 31.5% on April 8, 2003, as a result of the Company's Periodic Rate Review.

(d) Financial covenants

As of March 31, 2003, some of the Company's loan, financing and debenture contracts, in the total amount of R$511, of which R$329 are classified as long-term liabilities, contain covenants that, in case of noncompliance, may cause amounts due under the contracts to become immediately due. In addition, the Company also has financing contracts that contain cross-default clauses. The Company has obtained waivers from the creditors that are parties to contracts that contain covenants with respect to which the Company is not in compliance, which waivers state that such creditors will not exercise their rights to demand either anticipated or immediate payment of the total amounts due. The waivers are in force as of December 31, 2002, March 31, 2003 and, for most contracts, June 30, 2003. The Company believes that the noncompliance with the covenants was eventual and that its 2003 operation will lead to their compliance. Loans, financings and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waivers obtained.

Additionally, the Company is performing analysis regarding the covenants compliance of the Infovias financing, in the total amount of R$125 of which R$101 are classified as long-term liabilities as of March 31, 2003, and has not yet reached a final conclusion. The financing is classified as current and long-term liabilities according to the original contract terms.

(e) Significant exchange variation after June 30, 2002

From June 30, 2002 to December 31, 2002, the real depreciated significantly against the US dollar, which has had a negative effect on the Company's net earnings in 2002 year. The Company recorded exchange losses of approximately R$400 in the second half of 2002, as the depreciation resulted in a decrease in financial income. From June 30, 2002 to December 31, 2002, the real depreciated 24.22% as compared to the U.S. dollar.

After December 31, 2002, the real appreciated significantly against the US dollar, which has had a positive effect on the Company's net earnings in 2003 year. The Company recorded exchange gains of approximately R$356 in the four-month period ended April 30, 2003, as the appreciation resulted in an

                                                                        Item 7

                                                                     UNAUDITED


increase in financial income. From December 31, 2002 to April 30, 2003, the real appreciated 18.21% as compared to the U.S. dollar.

(f) Recovery of additional "A" Parcel costs from April 8, 2003 to April 7,
2004

The Federal Government, through Executive Act No. 116, issued on April 4, 2003, postponed for 12 months the reimbursement of the Parcel "A" costs relating to the period from April 8, 2002 to April 7, 2003, initially scheduled to be received on April 8, 2003. Additionally, the same Executive Act established that the Parcel "A" costs with respect to which reimbursement was postponed, in addition to the Parcel "A" costs to be recorded during the 12-month period beginning April 8, 2003, will be reimbursed through an increase in the electric energy rate for 24 months, starting with the rate adjustment that will be in force as from April 8, 2004. Therefore, the Parcel "A" costs balances, recorded as Deferred regulatory assets as of June 30, 2002, were classified as current and other assets considering the new expected realization period.

27. RECENTLY ISSUED U. S. GAAP PRONOUNCEMENTS

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In June 2002, FASB issued SFAS 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this

                                                                        Item 7

                                                                     UNAUDITED



Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

                             * * * * * * * * * * *

                                                                        Item 8

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002 (THE "2002 INTERIM PERIOD") COMPARED TO THE SIX MONTH PERIOD ENDED JUNE 30, 2001 (THE "2001 INTERIM PERIOD").


     Net operating revenues

     Net operating revenues increased 14.4% to R$2,307 million in the 2002 Interim Period from R$2,016 million in the 2001 Interim Period due primarily to the recording of additional revenue from the regulatory extraordinary rate adjustment, which is intended to reimburse revenue losses incurred as a result of the Electricity Rationing Plan and related spot market transactions.

     In the 2002 Interim Period, we recorded revenue relating to the regulatory extraordinary rate adjustment in the amount of R$174 million, in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described on Emerging Issues Task Force EITF 92 07, "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 3 to our interim financial statements.

     Electricity sales to final customers were R$2,543 million in the 2002 Interim Period representing a 2.4% increase compared to R$2,483 million in the 2001 Interim Period. This increase resulted from the net effect of an increase in the average rate and a decrease in the volume of electricity sales to final customers. There was a 13.3% increase in the average rate in the 2002 Interim Period to R$146.41 per MWh compared to R$129.22 per MWh in the 2001 Interim Period as a result of rate increases of 16.5% in April 2001 (full effect in 2002) and 10.5% in April 2002. The positive effect of the rate increases was partially offset by a 9.6% decline in volume of electricity sales to final customers due to (i) the Electricity Rationing Plan in force in January and February of 2002; (ii) new patterns of final customer consumption after the end of the Electricity Rationing Plan on March 1, 2002, and (iii) a decline in Brazil's economy in 2002 year. The most representative markets, industrial, residential and commercial consumers decreased 6.6%, 16.2% and 13.4% respectively, during the 2002 Interim Period. See Note 18 to our interim financial statements.

     Electricity sales to the interconnected power system were R$110 million in the 2002 Interim Period compared to R$18 million in the 2001 Interim Period. This increase resulted from higher rates associated with energy transactions on the Mercado Atacadista de Energia (Wholesale Electricity Spot Market), or MAE during the period in which the Electricity Rationing Plan was in force as well as the absence of a method to account for electricity sales to the interconnected power system in the first six months of 2001, since the MAE information necessary to record the estimates only became available in the fourth quarter of 2001.

     Revenues from use of the Basic Transmission Network by other concessionaires increased 9.6% to R$80 million in the 2002 Interim Period from R$73 million in the 2001 Interim Period. This change was due primarily to an 11.6% rate increase in July 2001.

     Other operating revenues increased 24.3% to R$87 million in the 2002 Interim Period from R$70 million in the 2001 Interim Period due primarily to a R$11 million increase in revenues from GASMIG, our subsidiary, reflecting 21.1% period over period growth, and R$3 million in revenue from Infovias relating to telecommunications services rendered in the 2002 Interim Period.

     Taxes on revenues increased 9.4% to R$687 million in the 2002 Interim Period from R$628 million in the 2001 Interim Period as a result of the increase in our operating revenues in the 2002 Interim Period as compared to the 2001 Interim Period and as a result of the VAT billed to the customers related to the billed extraordinary rate adjustment. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 3%; (iii)

                                                                        Item 8

PASEP, assessed at a rate of 0.65%; and (iv) emergency capacity charge, a new charge established in 2002 which is prorated among final consumers of electric energy, and which relates to the acquisition of energy and contracted generation capacity by CBEE (The Brazilian Emergency Energy Trader). See Notes 3 and 18 to our interim financial statements.

     Operating costs and expenses

     Operating costs and expenses increased 12.4% to R$2,151 million in the 2002 Interim Period from R$1,914 million in the 2001 Interim Period, principally as a result of increases in electricity purchased for resale, depreciation and amortization and regulatory charges, partially offset by decreases in personnel and employee post retirement benefits.

     Electricity purchased for resale consists primarily of purchases from Itaipu through Furnas Centrais Eletricas S.A., or Furnas. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar denominated prices. We also purchase electricity from the MAE and Furnas itself. Electricity purchased for resale increased 44.3% to R$739 million in the 2002 Interim Period from R$512 million in 2001 Interim Period due mainly to the R$186 million provision related to energy purchased from the MAE during the 2002 Interim Period. The energy purchased on the MAE in the 2001 Interim Period was accrued only in the fourth quarter of 2001, since the MAE information necessary to record the estimates only became available at that time. See Note 19 to our interim financial statements.

     Charges for use of the Basic Transmission Network mainly correspond to the cost of transporting electricity purchased from Itaipu and increased 7.6% to R$142 million in the 2002 Interim Period compared to R$132 million in the 2001 Interim Period principally as a result of a rate increase in July 2001, partially offset by a decline in the volume of energy transported through the network due to the Electricity Rationing Plan that was in force in January and February 2002.

     Depreciation and amortization increased 8.3% to R$340 million in the 2002 Interim Period from R$314 million in the 2001 Interim Period as a result of the entry into service of additional distribution and transmission networks and lines.

     Personnel expense decreased 13.6% to R$248 million in the 2002 Interim Period compared to R$287 million in the 2001 Interim Period as a result of the R$33 million provision recorded relating to our Voluntary Resignation Program in March 2001 and an increase in amounts transferred to Property, Plant and Equipment under Construction in Progress in the 2002 Interim Period.

     Regulatory charges increased 6.3% to R$253 million in the 2002 Interim Period from R$238 million in the 2001 Interim Period due primarily to an increase of R$11 million in required contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked or not renewed) to R$65 million in the 2002 Interim Period compared to R$54 million in the 2001 Interim Period. See Note 19 to our interim financial statements.

     Third party services expense increased 6.7% to R$112 million in the 2002 Interim Period compared to R$105 million in the 2001 Interim Period primarily due to the increase in expenses relating to bill collection services as a result of readjustments to contracts based on inflationary indices.

     Employee post retirement benefits decreased 11.8% to R$134 million in the 2002 Interim Period compared to R$152 million in the 2001 Interim Period as a consequence of a lower projected net periodic cost for 2002 as a result of a higher expected return on plan assets. See Note 15 to our interim financial statements.

     Other expenses increased 1.0% to R$104 million in the 2002 Interim Period from R$103 million in the 2001 Interim Period due mainly to a provision of R$12 million in the 2002 Interim Period for expected loss on deferred regulatory assets, partially offset by net losses of R12 million in the 2002 Interim Period relating to the disposal of fixed assets compared to a R26 million provision

                                                                        Item 8

relating to the disposal of fixed assets in the 2001 Interim Period. See Note 19 to our interim financial statements.

     Operating income

     As a result of the foregoing, there was operating income of R$156 million in the 2002 Interim Period compared to operating income of R$102 million in the 2001 Interim Period.

     Financial expenses, net

     Financial expenses, net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income, late charges on overdue electricity bills, monetary restatement of recoverable tax, foreign exchange gains, monetary restatement of deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuicao Provisoria sobre a Movimentacao ou Transmissao de Valores e de Creditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, interest and fines on taxes, foreign exchange losses, monetary restatement losses and other expenses. Financial expenses, net, were R$234 million in the 2002 Interim Period compared to financial expenses of R$155 million in the 2001 Interim Period. The main changes were an increase of R$114 million in foreign exchange net losses resulting from the 22.6% devaluation of the real against the U.S. dollar in the six month period ended June 30, 2002 compared to a 17.9% devaluation of the real against the U.S. dollar in the 2001 Interim Period and a R$63 million increase in interest and monetary restatement on loans and financing, partially offset by a R$66 million increase in income from temporary cash investments due to higher cash and cash equivalents and restricted short term investments in the 2002 Interim Period, by income from cash investments denominated in U.S. Dollars and by financial income in the amount of R$58 million as a result of the monetary restatement on deferred regulatory assets. See Notes 3, 6, 7, 14 and 20 to our interim financial statements.

     Income taxes

     Income taxes were benefit of R$63 million on pre tax loss of R$78 million in the 2002 Interim Period compared to benefit of R$47 million on pre tax loss of R$53 million in the 2001 Interim Period. A deduction of R$39 million in the 2002 Interim Period with respect to interest on capital helped to add the amount provisioned for income tax benefit in 2002. See Note 5 to our interim financial statements.

     Minority interests

     Minority interests were R$9 million, mainly related to the operation of Infovias which was included in the consolidated financial statements as from June 30, 2002.

     Net loss

     As a result of the foregoing, we had a net loss of R$6 million in both the 2002 Interim Period and the 2001 Interim Period.

     Other comprehensive income (loss)

     Other comprehensive income (loss) was loss of R$1 million in the 2002 Interim Period compared to income of R$9 million in the 2001 Interim Period as a result of the change in the fair value (unrealized gain / losses) of the available for sale securities recognized in shareholders' equity.

     Comprehensive income (loss)

     As a result of the factors stated above, comprehensive loss was R$7 million in the 2002 Interim Period compared to comprehensive income of R$3 million in the 2001 Interim Period.

                                                                        Item 9






Companhia Energetica de Minas Gerais   CEMIG

Refiled Interim Financial Statements
Together with Independent Accountants' Report on Special Review
(Translated from the Original in Portuguese)

September 30, 2002

                                                                        Item 9




(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS REPORT ON SPECIAL REVIEW

To the Shareholders and the Board of Directors of Companhia Energetica de
Minas Gerais-CEMIG
Belo Horizonte-MG


1. We have performed a special review of the quarterly information, presented in Brazilian reais R$, of Companhia Energetica de Minas Gerais CEMIG and subsidiaries, as of September 30, 2002, and for the nine months and quarter then ended, prepared under responsibility of the Company's management, in accordance with accounting practices established by Brazilian corporate law, comprising the individual (Company) and consolidated balance sheets, the individual (Company) and consolidated statements of income, management's discussion and analysis and relevant information.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Accountants (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the Company's and its subsidiaries' financial positions and results of operations.

3. In our special review report originally issued on November 29, 2002, on the Company's quarterly information as of September 30, 2002, we mentioned that it was impossible to conclude the realization of accounts receivable from the Government of the State of Minas Gerais, arising from the remaining credit balance of the recoverable deficit account CRC. As mentioned in Note 8, the Company renegotiated this credit with the Minas Gerais State Government, including receiving a guarantee represented by dividends to which the State Government is entitled as a shareholder, for part of the credit, and recognized an allowance for losses on the remaining portion, in the amount of R$1,045,325,000. As mentioned in Note 2, as a result of the recognition of this allowance, the quarterly information as of September 30, 2002 is being presented on a revised basis by the Company. As discussed in Note 29, this revised presentation also includes information on the status of the Company's rights and obligations within the context of the Mercado Atacadista de Energia (Wholesale Energy Market) or MAE. As a result, this report on our special review differs from that originally issued on November 29, 2002.

4. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above for it to be in conformity with accounting practices established by Brazilian corporate law and accounting standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

                                                                        Item 9


5. As mentioned in Note 28 to the quarterly information as of September 30, 2002, the Company does not have, at the present time, conditions to honor the commitment assumed by its controlling shareholders, through the concession agreements signed with the granting authority, regarding the corporate reorganization of its activities resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries. The deadline, established by the National Electric Energy Agency (ANEEL), for completion of the "unbundling" process was September 21, 2002. The Company has submitted an extension request to ANEEL to which ANEEL has not yet responded. The Minas Gerais State Government has submitted this matter to the Minas Gerais Legislative Assembly, which has not yet taken action. The Company, based on the opinion of its internal and external legal counsel, believes it has strong arguments to defend itself against possible penalties to be imposed by the granting authority regarding this matter.

6. As mentioned in Notes 3 and 11 to the quarterly information, the Company has recorded, as of September 30, 2002, accounts receivable from consumers in noncurrent assets, in the amount of R$508,639,000, and obligations with generating companies in long term liabilities, in the amount of R$473,017,000, related to amounts to be collected by the Company and transferred to the generating companies. Additionally, the Company has recorded, as of September 30, 2002, accounts receivable from distribution companies, in noncurrent assets, in the amount of R$615,771,000, related to amounts to be collected by such distributors and transferred to the Company. These assets and liabilities result from the reimbursement to generating companies of costs incurred for energy traded on the spot market during the Emergency Electricity Rationing Program period, from June 1, 2001 to February 28, 2002. The transactions above were recorded based on information made available by the Wholesale Energy Market (MAE). These amounts are subject to changes, contingent on the outcome of the litigation currently in progress, filed by market agents, concerning the interpretation of the market rules in force, and the definitive confirmation of such information by ANEEL.

7. As mentioned in Note 14 to the quarterly information, the Company has recorded, as of September 30, 2002, obligations in current liabilities, in the amount of R$819,939,000, related to energy purchased in the spot market (MAE) and System Service Charges, covering the period from September 1, 2000 to September 30, 2002. These transactions were recorded based on information made available by the MAE for the period from September 1, 2000 to February 28, 2002, and based on estimates developed by management for the period from March 1, 2002 to September 30, 2002. These amounts are subject to changes, depending on confirmation by the MAE and contingent on the outcome of the litigation currently in progress, filed by market agents, concerning the interpretation of the market rules in force. Full settlement of these amounts depends on the financial capacity of the companies in the sector to honor their commitments.

8. Executive Act No.14, issued on December 21, 2001 and converted into Law No. 14,438 on April 26, 2002, regulates, among other matters, recovery of the economic and financial equilibrium of Brazilian companies in the electric energy sector, as guaranteed under the concession agreements. Detailed information and the impacts of such regulation on financial position and result of operations of the Company are disclosed in Note 3 to the quarterly information. The realization of the balances recorded as
     (i) accounts receivable related to the recovery of the reduction in sales during the Electricity Rationing Plan period; (ii) energy traded on the MAE as described in paragraph (5) above and, (iii) prepaid expenses related to tariff adjustments and "Parcel A" cost variations (CVA), is occurring through billings to consumers beginning January 2002, by applying an extraordinary tariff increase, approved by the granting authority in December 2001, as well as through future tariff revisions.

9. The individual (Company) and consolidated balance sheets as of June 30, 2002, presented for comparative purposes, were reviewed by us, as set forth in our special review report originally issued on August 14, 2002, and re issued on January 21, 2003, which contained emphasis comments on the recording of assets and liabilities arising from (a) accounts receivable related to the recovery of the reduction in sales during the Electricity Rationing Plan period, (b) energy traded on the spot market, and (c) prepaid expenses related to the tariff adjustments and "Parcel A" cost variations (CVA), which were recorded based on preliminary information and management estimates and were pending final confirmation by ANEEL. The individual (Company) and consolidated statements of income for the

                                                                        Item 9

     quarter and nine month period ended September 30, 2001 were reviewed by other independent accountants whose report thereon dated November 1, 2001, included the following comments: (i) qualification as to unrecorded transactions for energy traded on the MAE, from May 1, 2001 to September 1, 2001, (ii) emphasis of a matter about the negotiations between the Company and the Minas Gerais State Government in order to resolve the payment delay of the recoverable deficit account CRC, and (iii) emphasis of a matter concerning the early adoption, effective January 1, 2001, of the standards and accounting for employee post retirement benefit obligations related to supplementary pension plans, life insurance are health plans, in conformity with CVM Instruction No. 371/2000.

10. The translation of this quarterly information into English has been made solely for the convenience of readers outside Brazil.


Belo Horizonte, November 29, 2002
     (except for the matters discussed in Notes 2, 8 and 29, and in paragraph 3 above, as to which the date is January 21, 2003)




DELOITTE TOUCHE TOHMATSU                                 Jose Carlos Amadi
Independent Accountants                                  Engagement Partner

                                                                        Item 9

(Convenience Translation into English from the Original Previously Issued in
 Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS-CEMIG
------------------------------------------

UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2002 AND JUNE 30, 2002
(Expressed in thousands of Brazilian reais-R$)
------------------------------------------------------------------------------


A  S  S  E  T  S
----------------


                                                        Consolidated                              Company
                                             -----------------------------------     ----------------------------------
                                             September 30,           June 30,          September 30,         June 30,
                                                 2002                  2002                2002                2002
                                             -------------           -----------     -------------         ------------
CURRENT ASSETS:
  Cash and cash equivalents                         415,973              424,313            348,408            368,463
  Accounts receivable                               771,036              704,922            757,706            696,347
  Consumers-Special rate adjustment                 264,670              248,751            264,670            248,751
  Concessionaires-Energy transportation              20,496               16,844             20,496             16,844
  Recoverable taxes                                 131,771              127,772            114,450            106,469
  Materials and supplies                             17,458               14,559             12,044             11,514
  Prepaid expenses-CVA                              136,131               65,805            136,131             65,805
  Other                                             157,109              114,702            157,953            118,242
                                                 ----------           ---------          ----------         -----------
                                                  1,914,644            1,717,668          1,811,858          1,632,435
                                                 ==========           ==========         ==========         ==========

NONCURRENT ASSETS:
  Receivable from Minas Gerais State
     Government                                     626,466              544,106            626,466            544,106
  Consumers-Special rate adjustment               1,349,013            1,353,340          1,349,013          1,353,340
  Prepaid expenses- CVA                             220,309              148,165            220,309            148,165
  Tax credits                                       682,176              536,132            655,613            521,969
  Marketable securities                              56,645               68,287             56,645             68,287
  Electricity Rationing Plan-Bonus paid
     to consumers and adoption costs
     incurred                                        96,592              209,660             96,592            209,660
  Distributors-Energy supply                        615,771              121,215            615,771            121,215
  Project studies based on service
     rendered                                        25,999               25,999             25,999             25,999
  Other                                             206,305              188,399            190,521            177,574
                                             --------------          -----------     -------------         ------------
                                                  3,879,276            3,195,303          3,836,929          3,170,315
                                             --------------          -----------     -------------         ------------

PERMANENT ASSETS:
  Investments                                       504,491              456,597          1,021,390            884,694
  Property, plant and equipment                   7,838,323            7,725,293          7,254,643          7,231,974
  Deferred charges                                   24,696               19,870              1,266              1,487
                                             --------------          -----------     -------------         ------------
                                                  8,367,510            8,201,760          8,277,299          8,118,155
                                             --------------          -----------     -------------         ------------
         Total assets                            14,161,430           13,114,731         13,926,086         12,920,905
                                             ==============          ===========     ==============        ============


                 The accompanying condensed notes are an integral part of these financial statements.


                                                                        Item 9


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS-CEMIG
------------------------------------------

UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2002 AND JUNE 30, 2002
(Expressed in thousands of Brazilian reais-R$)
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------




                                                        Consolidated                              Company
                                             -----------------------------------     ----------------------------------
                                             September 30,           June 30,          September 30,         June 30,
                                                 2002                  2002                2002                2002
                                             -------------           -----------     -------------         ------------
SHORT TERM LIABILITIES:
    Suppliers                                  1,282,446            684,159           1,259,998            662,524
    Taxes payable                                270,999            428,418             252,099            410,982
    Loans and financing                          944,583            437,927             909,843            413,882
    Payroll and related charges                  113,263             98,936             112,074             97,664
    Dividends and interest on capital            138,833            315,437             138,833            315,240
    Employee post retirement benefits            158,149            167,015             158,149            167,015
    Regulatory charges                            68,836             49,235              68,776             49,175
    Other                                         89,758             95,459              88,408             92,480
                                               ---------          ---------           ---------          ---------
                                               3,066,867          2,276,586           2,988,180          2,208,962
                                               ---------          ---------           ---------          ---------


LONG TERM LIABILITIES:
    Loans and financing                        1,876,368          1,669,481           1,756,575          1,580,688
    Debentures                                   721,957            654,984             721,957            654,984
    Employee post retirement benefits          1,737,556          1,726,721           1,737,556          1,726,721
    Suppliers                                    473,017            450,761             473,017            450,761
    Electricity Rationing Plan-
      Surcharge applied to consumers                   -             25,002                   -              25,002
    Reserve for contingencies                    334,943            321,409             334,943            321,409
    Taxes payable                                217,996                  -             217,996                  -
    Other                                         65,453             65,831              64,051             64,858
                                               ---------          ---------           ---------          ---------
                                               5,427,290          4,914,189           5,306,095          4,824,423
                                               ---------          ---------           ---------          ---------

MINORITY INTEREST                                 35,462             36,436                   -                  -

SHAREHOLDERS' EQUITY:
   Capital                                     1,621,538          1,621,538           1,621,538          1,621,538
   Capital reserves                            4,074,949          4,074,949           4,074,949          4,074,949
   Income reserves                             1,154,136          1,153,736           1,154,136          1,153,736
   Accumulated deficit                        (1,245,935)          (989,826)         (1,245,935)          (989,826)
                                               ---------          ---------           ---------          ---------
                                               5,604,688          5,860,397           5,604,688          5,860,397
   Funds for future capital increase              27,123             27,123              27,123             27,123
                                               ---------          ---------           ---------          ---------
                                               5,631,811          5,887,520           5,631,811          5,887,520
                                               ---------          ---------           ---------          ---------
       Total liabilities and shareholders
   equity                                     14,161,430         13,114,731          13,926,086         12,920,905
                                              ==========         ==========          ==========         ==========

     The accompanying condensed notes are an integral part of these financial statements.


                                                                        Item 9

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(Expressed in thousands of Brazilian reais-R$, except for per share data)
------------------------------------------------------------------------------


                                                             Consolidated                       Company
                                                     -----------------------------    -----------------------------
                                                          Nine month periods              Nine month periods
                                                          ended September 30,             ended September 30,
                                                     -----------------------------    -----------------------------
                                                                         2001                             2001
                                                        2002        (reclassified)       2002        (reclassified)
                                                     ----------     --------------    -----------    --------------
                                                         R$               R$              R$               R$
                                                     ----------     --------------    -----------    --------------
 OPERATING REVENUES:
    Electricity sales                                 4,431,993         3,542,787       4,402,485        3,517,270
    Special rate adjustment                             268,913                 -         268,913                -
    Other operating revenues                            304,310           269,009         193,697          196,340
                                                    -----------       -----------     -----------      -----------
                                                      5,005,216         3,811,796       4,865,095        3,713,610

 DEDUCTIONS FROM OPERATING REVENUES:                 (1,184,545)         (960,773)     (1,172,408)        (952,860)
                                                    -----------       -----------     -----------      -----------
 Net operating revenues                               3,820,671         2,851,023       3,692,687        2,760,750
                                                    -----------       -----------     -----------      -----------
 OPERATING EXPENSES:
    Personnel                                          (398,328)         (428,269)       (391,927)        (427,327)
    Materials and supplies                              (52,316)          (47,616)        (50,873)         (46,951)
    Outside services                                   (179,556)         (167,215)       (173,978)        (162,886)
    Charges for use of water resources                  (34,200)          (28,101)        (33,502)         (27,671)
    Electricity purchased for resale                 (1,455,041)         (815,005)     (1,455,041)        (815,005)
    Use of basic transmission network                  (219,953)         (205,303)       (219,953)        (205,303)
    Depreciation and amortization                      (408,388)         (383,805)       (387,376)        (375,334)
    Employee post-retirement benefits                  (162,748)         (150,794)       (162,748)        (150,794)
    Operating provisions                                (28,032)          (31,652)        (28,032)         (31,652)
    Fuel consumption quota-CCC                         (252,373)         (244,527)       (252,373)        (244,527)
    Gas purchased for resale                            (75,568)          (52,581)              -                 -
    Other                                              (118,465)         (135,673)       (111,747)        (134,170)
                                                    -----------       -----------     -----------      -----------
                                                     (3,384,968)       (2,690,541)     (3,267,550)      (2,621,620)
                                                    -----------       -----------     -----------      -----------
 Income from operations before equity in
   subsidiaries and financial income (expenses)         435,703           160,482         425,137          139,130
                                                    -----------       -----------     -----------      -----------
 EQUITY IN SUBSIDIARIES                                       -                 -         (15,778)          14,321
                                                    -----------       -----------     -----------      -----------
 FINANCIAL INCOME (EXPENSES)
    Financial income                                    759,506           332,252         751,344          327,688
    Financial expenses                               (1,516,352)         (697,521)     (1,457,734)        (694,078)
                                                    -----------       -----------     -----------      -----------
                                                       (756,846)         (365,269)       (706,390)        (366,390)
                                                    -----------       -----------     -----------      -----------
 Loss from operations                                  (321,143)         (204,787)       (297,031)        (212,939)
                                                    -----------       -----------     -----------      -----------
 NON OPERATING EXPENSES, NET                         (1,064,866)          (61,545)     (1,064,287)         (61,546)
                                                    -----------       -----------     -----------      -----------
 Loss before taxes on income and employee profit
   sharing                                           (1,386,009)         (266,332)     (1,361,318)        (274,485)
                                                    -----------       -----------     -----------      -----------
    Income and social contribution tax credits          126,809            85,768         112,279           93,515
    Employee profit sharing                             (21,903)          (13,651)        (21,866)         (13,651)
    Reversal of interest on capital                     120,000                 -         120,000                -
                                                    -----------       -----------     -----------      -----------
 Loss before minority interest                       (1,161,103)         (194,215)     (1,150,905)        (194,621)
 MINORITY INTEREST                                       10,198              (406)              -                -
                                                    -----------       -----------     -----------      -----------
 NET LOSS FOR THE PERIOD                             (1,150,905)         (194,621)     (1,150,905)        (194,621)
                                                    ===========       ===========     ===========      ===========
 NUMBER OF  THOUSAND OF SHARES                      162,084,691       158,931,714     162,084,691      158,931,714
                                                    ===========       ===========     ===========      ===========
 LOSS PER SHARE-R$                                    (0,00710)         (0,00122)       (0,00710)        (0,00122)
                                                    ===========       ===========     ===========      ===========


     The accompanying condensed notes are an integral part of these financial statements.

                                                                        Item 9

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS-CEMIG
------------------------------------------

UNAUDITED STATEMENTS OF INCOME
FOR THE QUARTERS ENDED SEPTEMBER 30, 2002 AND 2001
(Expressed in thousands of Brazilian reais-R$, except for per share data)
------------------------------------------------------------------------------


                                                             Consolidated                       Company
                                                     -----------------------------    -----------------------------
                                                                Quarter                         Quarter
                                                          ended September 30,             ended September 30,
                                                     -----------------------------    -----------------------------
                                                                         2001                             2001
                                                        2002        (reclassified)       2002        (reclassified)
                                                     ----------     --------------    -----------    --------------
                                                         R$               R$              R$               R$
                                                     ----------     --------------    -----------    --------------
 OPERATING REVENUES:
    Electricity sales                                 1,839,169         1,042,133       1,829,503        1,033,124
    Special rate adjustment                               7,488                 -           7,488                -
    Other operating revenues                            121,306            89,685          76,492           69,902
                                                    -----------       -----------     -----------      ------------
                                                      1,967,963         1,131,818       1,913,483        1,103,026
 DEDUCTIONS FROM OPERATING REVENUES:                   (428,642)         (278,091)       (424,316)        (275,406)
                                                    -----------       -----------     -----------      ------------
 Net operating revenues                               1,539,321           853,727       1,489,167          827,620
                                                    -----------       -----------     -----------      ------------
 OPERATING EXPENSES:
    Personnel                                          (133,146)         (125,205)       (130,238)        (124,940)
    Materials and supplies                              (18,153)          (14,251)        (17,399)         (13,812)
    Outside services                                    (67,820)          (62,224)        (66,284)         (60,922)
    Charges for use of water resources                  (12,024)           (7,020)        (11,871)          (6,918)
    Electricity purchased for resale                   (792,804)         (302,924)       (792,804)        (302,924)
    Use of basic transmission network                   (77,745)          (73,477)        (77,745)         (73,477)
    Depreciation and amortization                      (137,545)         (130,261)       (129,647)        (127,605)
    Employee post retirement benefits                   (54,249)          (50,264)        (54,249)         (50,264)
    Operating provisions                                (19,613)          (17,676)        (19,613)         (17,676)
    Fuel consumption quota-CCC                          (92,369)          (88,268)        (92,369)         (88,268)
    Gas purchased for resale                            (30,509)          (14,215)              -                -
    Other                                               (43,206)          (41,811)        (39,928)         (41,464)
                                                    -----------       -----------     -----------      ------------
                                                     (1,479,183)         (927,596)     (1,432,147)        (908,270)
                                                    -----------       -----------     -----------      ------------
 Income (loss) from operations before equity in
   subsidiaries and financial income (expenses)          60,138           (73,869)         57,020          (80,650)
                                                    -----------       -----------     -----------      ------------
 EQUITY IN SUBSIDIARIES                                       -                 -         (15,498)            5,141
                                                    -----------       -----------     -----------      ------------
 FINANCIAL INCOME (EXPENSES)
    Financial income                                    379,204           142,217         376,185          140,119
    Financial expenses                                 (829,220)         (338,484)       (797,910)        (337,700)
                                                    -----------       -----------     -----------      ------------
                                                       (450,016)         (196,267)       (421,725)        (197,581)
                                                    -----------       -----------     -----------      ------------
 Loss from operations                                  (389,878)         (270,136)       (380,203)        (273,090)
                                                    -----------       -----------     -----------      ------------
 NON OPERATING EXPENSES, NET                             (5,694)          (35,064)         (5,115)         (35,064)
                                                    -----------       -----------     -----------      ------------
 Loss before taxes on income and employee
   profit sharing                                      (395,572)         (305,200)       (385,318)        (308,154)
                                                    -----------       -----------     -----------      -----------
    Income and social contribution tax credit           149,169           100,666         140,421          103,506
    Employee profit sharing                             (11,249)           (4,125)        (11,212)          (4,125)
                                                    -----------       -----------     -----------      -----------
 Loss before minority interest                         (257,652)         (208,659)       (256,109)        (208,773)
 MINORITY INTEREST                                        1,543              (114)              -                -
                                                    -----------       -----------     -----------      -----------
 NET LOSS FOR THE PERIOD                               (256,109)         (208,773)       (256,109)        (208,773)
                                                    ===========       ===========     ===========      ===========
 NUMBER OF  THOUSAND OF SHARES                      162,084,691       158,931,714     162,084,691      158,931,714
                                                    ===========       ===========     ===========      ===========
 LOSS PER  SHARE-R$                                   (0.00158)         (0.00131)       (0.00158)        (0.00131)
                                                    ===========       ===========     ===========      ===========


     The accompanying condensed notes are an integral part of these financial statements.

                                                                        Item 9



(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

UNAUDITED CONDENSED NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002
(Amounts expressed in thousands of Brazilian reais-R$, unless otherwise indicated)
------------------------------------------------------------------------------


1) THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais-CEMIG ("CEMIG" or the "Company"), a company organized under the laws of the Federative Republic of Brazil, is an electric power concessionaire and public utility controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy, as well as certain related business activities.

The Company has equity interests in the following companies:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest)-Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest)-Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderurgicas de Minas Gerais USIMINAS;

o Companhia de Gas de Minas Gerais-GASMIG ("GASMIG") (95.17% interest)-Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to perform these activities and,

o Empresa de Infovias S.A. ("Infovias") (94.89% interest)-Its principal activities are rendering telecommunications services and developing activities related thereto, through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other (multiservice networks). Infovias owns 51% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities in the State of Minas Gerais.

Additionally, the Company has a 100% interest in each of the following pre-operational companies:

o Horizontes Energia S.A.-Its principal activities are the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina.

o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A.- Their principal activities are the production and sale of electric energy, as independent power producers.

o Efficientia S.A.-Its principal activities are rendering efficiency, optimization and energetic solutions services through developing and executing projects, and providing operation and maintenance services in energy supply facilities.

                                                                        Item 9


2) PRESENTATION OF THE FINANCIAL STATEMENTS

(a) Basis of consolidation

In the current period, the consolidated financial statements include the financial statements of Horizontes Energia S.A. and Efficientia S.A., as a result of the payment of capital by CEMIG to these entities, in the third quarter of 2002, through the transfer of fixed assets and cash.

The accounting practices, methods and criteria used by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2001.

(b) Reclassification of account balances

In order to conform to the current presentation, the Company reclassified certain 2001 balances, as follows:

              Original Account                     Reclassified Account             Consolidated         Company
-------------------------------------------  -----------------------------        ----------------      ----------
Employee post retirement benefits

   Financial expenses-FORLUZ debt            Operating expenses-Employee
                                                 post retirement benefits                  166,231         166,231
   Operating provisions                       Operating expenses-Employee
                                                 post-retirement benefits                  (15,437)        (15,437)

PASEP and COFINS taxes on financial income:
   Financial expenses                         Financial income                              12,404          12,404


In order to prepare the individual and consolidated statements of cash flows presented in Note 30, CEMIG reclassified escrow accounts in the amount of R$89,313 and R$67,171 as of September 30, 2001 and December 31, 2000,
respectively, originally recorded under Assets   Cash and cash equivalents, to
Liabilities as a reduction of loans and financing.

(c) Revision of interim financial statements

CVM (Brazilian Securities Commission) letter, of January 7, 2003, required the Company to refile its quarterly information as of June 30, 2002 to include an allowance for losses on receivables from the Minas Gerais State Government, as described in Note 8. Therefore, the Company refiled its new quarterly information as of September 30, 2002, including the mentioned allowance.

The new quarterly information as of September 30, 2002, now being presented, differs from that originally filed on December 2, 2002, with respect to the allowance for losses and additional information included in Note 8 and the corresponding effects on financial income, extraordinary losses and income taxes. Additionally, Note 29 includes information on the current status of the Company's rights and obligations in the Wholesale Energy Spot Market-MAE.

As a result of the revised quarterly information as the June 30 and September 30, 2002, both including the allowance for losses on receivables from the Minas Gerais State Government, the Company is concluding the preparation of its consolidated financial statements as of December 31, 2001, prepared in accordance with generally accepted accounting principles in the United States of America, to be filed with the U.S. Securities and Exchange Commission
SEC, including the retroactive effects of such allowance as of December 31, 2001.

                                                                        Item 9

3) CONSUMERS-SPECIAL RATE ADJUSTMENT

In December 2001, the Federal Government, through the Camara de Gestao da Crise de Energia Eletrica (the Federal Government's Electric Energy Crisis Committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into the Acordo Geral do Setor Eletrico ("General Agreement of the Electricity Sector"). This agreement defines criteria to ensure the economic and financial equilibrium of the concession contracts and to reimburse such concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment.

Law No. 10,438, of April 26, 2002, and the Energy Crisis Committee's Resolution No. 91, of December 21, 2001, established a special rate adjustment beginning December 27, 2001. The rate increases were defined through the Energy Crisis Committee's Resolution No. 130, of April 30, 2002, as follows:

     I. an increase of 2.90% for rural and residential consumers (excluding low-income consumers), street lighting and high tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and meet certain criteria, related to charge and demand energy factors which were determined in the Resolution.

     II.  an increase of 7.90% for all other consumers.

The special rate adjustment mentioned will be used in the recovery of the following items:

     a. Billing losses in the period from June 1, 2001 to February 28, 2002, representing the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, as established by ANEEL (National Energy Authority). The computation does not include State VAT and overdue payment losses which the Company does not expect will be material.
     b. Variation in Parcel "A" Items (uncontrolled costs as established by the concession contracts) related to the period between January 1, 2001 to October 25, 2001. The amount to be reimbursed is equal to the difference between the Parcel "A" costs effectively paid and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment.
     c. Amounts to be transferred to generators for the energy purchased on the MAE, from June 1, 2001 to February 28, 2002, at a price exceeding R$49.26/MWh. This includes the taxes and charges on revenues (PASEP, COFINS, RGR and CPMF), since the Company is only responsible to transfer these amounts to generators. These amounts may change, depending on the litigation currently in progress, filed by market agents, related to the interpretation of the market rules in force.

Under ANEEL Resolution No. 484 of August 29, 2002, the special rate adjustment will be in force for a maximum period of 82 months, starting in January 2002. Management is preparing studies to confirm whether or not the period determined by ANEEL will be enough to recover these amounts.

The amounts related to 2001, which will be realized through the special rate adjustment, described in items ("a"), ("b"), and ("c") have been restated based on SELIC (Brazilian Central Bank overnight interest rate) from January 1, 2002 to the month of their effective recovery. The amounts in items ("a"), and ("c") related to 2002 have been updated from March 1, 2002 using the same criteria.

Through Resolutions No. 480 to 482, of August 29, 2002, ANEEL approved the amounts of billing losses and recovery of variations of the Parcel "A" items. Despite ANEEL Resolution No. 483, which approved the amounts to be paid to generators for the energy purchased on the MAE during the rationing period, CEMIG recorded such transactions based on updated information provided by MAE in October 2002, which resulted from the MAE revision of the calculation criteria.

The amounts approved by ANEEL and the final amounts related to energy purchased, provided by MAE, are reflected in the consolidated financial statements as of September 30, 2002, and represent an increase in the estimate of the special rate adjustment revenue, in the amount of R$7,488 in the third quarter of 2002.

                                                                        Item 9


The State VAT related to the special rate adjustment, related to future billings, which is estimated to be R$403,421, only becomes an obligation once the customers are billed. In this context, the Company's only responsibility is to transfer this tax from consumers to the State tax authorities.

The amounts to be recovered through the special rate adjustments mentioned in items "a", "b", and "c" are as follows:


                                                                               Company and Consolidated
                                                         ------------------------------------------------------
                                                                      September 30,                  June 30,
                                                                           2002                        2002
                                                         ---------------------------------------   ------------
                                                                          SELIC
                                                         Principal    restatement       Total         Total
                                                         ---------    -----------     ----------   ------------
Billing losses during the Electricity Rationing Period     876,847        113,554       990,401        943,214
Amounts collected in the nine-month period ended
   September 30, 2002                                     (183,201)       (10,022)     (193,223)      (120,426)
                                                         ---------    -----------     ----------   ------------
                                                           693,646        103,532       797,178        822,788
Recovery of uncontrollable cost variations relating to
   Parcel "A"                                              245,299         62,567       307,866        294,597
Recovery of spot market amounts by generators              449,769         58,870       508,639        484,706
                                                         ---------    -----------     ----------   ------------
                                                         1,388,714        224,969     1,613,683      1,602,091
                                                         =========        =======     =========      =========

Current                                                                                 264,670        248,751
Noncurrent                                                                            1,349,013      1,353,340
                                                                                      =========      =========



In counterpart to the amounts to be collected through the special rate adjustments, CEMIG has recorded a long term liability, in the amount of R$473,017, updated based on the SELIC, related to reimbursement to generators for energy purchased on the MAE, described in item "c".

Accounting Effects

The effects in the nine month period ended September 30, 2002, resulting from the Electricity Rationing Plan during January and February 2002, as well as adjustments to the recorded amounts as of December 31, 2001, due to approval by ANNEL and new estimates by the MAE, described previously, were as follows:



                                                                             Energy
                                               Billing     Recovery of    purchased on      Tax
                                               losses       Parcel "A"         MAE         effects        Total
                                              ----------   ------------   -------------   ---------     ----------
Revenue from special rate adjustments           220,168              -          48,745            -       268,913
Deductions from operating revenues                    -              -               -      (28,858)      (28,858)
Operating expenses                                    -         (1,862)        (45,330)           -       (47,192)
Financial income                                103,532         36,788          58,870       (8,785)      190,405
Financial expenses                                    -              -         (54,747)           -       (54,747)
Income and social contribution taxes                  -              -               -     (122,268)     (122,268)
                                              ----------   ------------   -------------   ---------     ----------
                                                323,700         34,926           7,538     (159,911)      206,253
                                              ==========   ============   =============   =========     ==========



4) CASH AND CASH EQUIVALENTS

The composition of the balance is as follows:



                                                        Consolidated                              Company
                                             -----------------------------------     ----------------------------------
                                             September 30,           June 30,          September 30,         June 30,
                                                 2002                  2002                2002                2002
                                             -------------           -----------     -------------         ------------
Banks                                             37,836                94,106          33,366                87,798
Short term investments                           378,137               330,207         315,042               280,665
                                                 -------               -------         -------               -------
                                                 415,973               426,345         350,440               368,463
                                                 =======               =======         =======               =======



Approximately R$147,838 of the short-term investments refers to funds obtained from the issuance of debentures. These funds were obtained to be used in the investment plan related to expansion of the Company's energy generation, transmission and distribution operations.

The cash equivalents of CEMIG and its subsidiaries are substantially invested in Bank CDs and debentures issued by third parties (Note 27).

                                                                        Item 9



5) ACCOUNTS RECEIVABLE



                                                        Consolidated
---------------------------------------------------------------------------------------------------------------------------
                                                                Past due       Past due          Total           Total
                                                              accounts -      accounts       September 30,      June 30,
                Consumer Class                    Current    up to 90 days  over 90 days        2002             2002
--------------------------------------  ------------------  --------------  -------------  -----------------  -------------
Residential                                        179,498        106,072        10,875          296,445          269,170
Industrial                                         141,261         72,028        34,464          247,753          219,084
Commercial                                          67,877         34,170         8,709          110,756          108,301
Rural                                               22,074         11,444         2,714           36,232           33,450
Public authorities                                   7,710         17,329        12,607           37,646           34,245
Public lighting                                     10,448         22,569        12,885           45,902           29,494
Public services                                     25,430         13,560         1,165           40,155           49,076
                                                   -------        -------        ------          -------          -------
Subtotal - Consumers                               454,388        277,262        83,419          816,921          744,852
Supply                                               5,192              -         1,506            6,698            7,689
Allowance for doubtful accounts                          -              -       (50,551)         (50,551)         (45,587)
                                                   -------        -------        ------          -------          -------
                                                   459,490        554,524        34,374          771,036          704,922
                                                   =======        =======        ======          =======          =======

                                                          Company
---------------------------------------------------------------------------------------------------------------------------
                                                               Past due       Past due          Total            Total
                                                              accounts -     accounts -      September 30,      June 30,
                Consumer Class                    Current    up to 90 days  over 90 days         2002            2002
--------------------------------------  ------------------  --------------  -------------  -----------------  -------------
Residential                                        179,498        106,072        10,875          296,445          269,170
Industrial                                         134,689         72,028        34,464          241,181          217,355
Commercial                                          61,119         34,170         8,709          103,998          101,455
Rural                                               22,074         11,444         2,714           36,232           33,450
Public authorities                                   7,710         17,329        12,607           37,646           34,245
Public lighting                                     10,448         22,569        12,885           45,902           29,494
Public services                                     25,430         13,560         1,165           40,155           49,076
                                                   -------        -------        ------          -------          -------
Subtotal - Consumers                               440,968        277,262        83,419          803,591          736,277
Supply                                               5,192              -         1,506            6,698            7,689
Allowance for doubtful accounts                          -              -       (50,551)         (50,551)         (45,587)
                                                   -------        -------        ------          -------          -------
                                                   446,160        554,524        34,374          757,706          696,347
                                                   =======        =======        ======          =======          =======


6) RECOVERABLE TAXES



                                                        Consolidated                              Company
                                             -----------------------------------     ----------------------------------

                                             September 30,           June 30,          September 30,         June 30,
                                                 2002                  2002                2002                2002
                                             -------------           -----------     -------------         ------------

Current Assets
State VAT - ICMS                                    10,306               27,701            12,179               22,958
Income and social contribution tax                 114,396               98,972            98,208               83,153
Other                                                7,069                1,099             4,063                  358
                                                   -------              -------            ------              -------
                                                   131,771              127,772           114,450              106,469
                                                   =======              =======           =======              =======
Noncurrent Assets
State VAT - ICMS                                    93,378               76,360            78,808               66,276
                                                   -------              -------            ------              -------
                                                    93,378               76,360            78,808               66,276
                                                   =======              =======           =======              =======


The balances of income and social contribution tax are basically related to prepaid income and social contribution taxes and withheld income tax on short term investments to be offset against future liabilities.


The State VAT assets of the Company and its subsidiaries are recoverable through offset against State VAT liabilities. Most of the balance recorded as non current assets is subject to the 48 month compensation period, as established by State Law. The Company is in a legal dispute with the State Government in order to compensate tax credits in the amount of R$18,843.

                                                                        Item 9


7) PREPAID EXPENSES - CVA

The balance of the recoverable variation account of Parcel "A" items   CVA,
refers to variations, which began on October 26, 2001, between the estimated Parcel "A" costs of the Company, used in defining tariff adjustments, and payments effectively made. The variations will be recovered in subsequent annual rate adjustments and are composed as follows:


                                                                            Consolidated and Company
                                                ----------------------------------------------------------------------
                                                  Amount to be        Amount to be           Total             Total
                                                 compensated by        compensated       September 30,       June 30,
                                                   April 2003        after April 2003        2002              2002
                                                ----------------    -----------------   ---------------     ----------
System service charges - ESS                                 -             114,379            114,379         109,074
Itaipu Binacional electricity purchase tariff           24,209             237,359            261,568         109,796
Itaipu Binacional electricity transport tariff             878               1,624              2,502           2,032
Fuel usage quota - CCC                                   6,994             (62,363)           (55,369)        (22,321)
Tariff for use of basic transmission network             6,051              26,167             32,218          13,718
Charges for use of water recourses                           -               1,142              1,142           1,671
                                                        ------             -------            -------         -------
                                                        38,132             318,308            356,440         213,970
                                                        ------             -------            -------         -------
 Current                                                                                      136,131          65,805
 Noncurrent                                                                                   220,309         148,165
                                                                                              =======         =======


The above mentioned amounts are updated based on the SELIC rate from the payment date to effective recovery through annual rate adjustments.

The amounts to be compensated by April 2003 refer to variations of uncontrollable costs that were included in the annual rate adjustment on April 8, 2002 and are being transferred monthly to operating expenses on a linear basis.

The System service charges - ESS for the period from September 2000 to February 2002 were accrued based on definitive information provided by MAE and for the period from March 2002 to September 2002, were accrued based on Company estimates and are subject to change.


8) RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit) was transferred to the State Government in 1995, through a credit assignment contract, pursuant to Law No. 8,724/93. This balance is payable monthly, over 17 years beginning June 1, 1998, and accrues annual interest of 6% and is subject to updating based on the IGP DI (General Price Index).

In October 2002, negotiations between CEMIG and the Minas Gerais State Government, related to the CRC receivable, were concluded, as described below:

(a) Second Amendment of Credit Assignment Contract for CRC, signed on October 14, 2002

This Amendment refers to 149 installments, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,160,982, as of September 30, 2002. These installments are subject to annual interest of 6% and are updated based on the IGP DI. The Minas Gerais State Government and CEMIG have decided to sign this Amendment in order to preserve the terms and conditions of the original contract and allow a transfer of this asset to BNDES (Brazilian Economic and Social Development Bank). This Amendment was signed pursuant to Law No. 10,438/02 which guarantees to CEMIG the recovery of its credits that arose from the General Agreement of the Electricity Sector.

This Amendment was signed based on Law No. 14,384 of October 11, 2002, enacted by the Minas Gerais State Legislature, which granted guarantees to BNDES regarding the revenues from taxes and other revenues as established by the Brazilian Constitution, through Articles 155, 157 and 159. The Board of Directors of CEMIG approved this Amendment on October 23, 2002.

                                                                        Item 9


The Minas Gerais State Government did not pay the installment, maturing on January 1, 2003, in the amount of R$12,104. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government, under the conditions established by the contract.

Transfer to BNDES

The transfer of the asset mentioned above is linked to the General Agreement of the Electricity Sector which established that the Company would be entitled to a BNDES funding program, or an equivalent transaction, in order to anticipate the effective recovery of a significant part (approximately 90%) of its rights that arose from the Electric Rationing Plan. The funds from such transaction would be used to settle the MAE transactions and reimburse the billing losses and additional costs incurred during the period in which the Electricity Rationing Plan was in force in 2001 and 2002.

The National Treasury Secretary - STN, responsible for implementation of the funding program, suggested the transfer of the CRC asset to the Federal Government in order to solve the restrictions applicable to CEMIG for being a partially state-owned company. Such transaction would be equivalent to the BNDES funding program, and would provide the Company with necessary resources to settle the obligations and rights mentioned above.

Allowance for losses

Due to the fact that negotiations with the STN are still in progress at the present date, and the non inclusion in the Second Amendment of additional guarantees that would assure the realization of the aforementioned asset, CEMIG recorded an allowance for losses in the amount of R$1,045,325. This allowance represents the total amount of the referred amendment as of March 31, 2002 (original contract installments with maturities from January 1, 2003 to May 1, 2015). Thus, the effect of updating the balance, from March 31, 2002 to September 30, 2002, in the amount of R$115,657, was excluded from the statement of income for the nine month period ended September 30, 2002. On January 21, 2003, the Board of Directors approved recognition of the allowance.

The allowance for losses on this asset was recorded in the statement of income as an extraordinary loss in non operating expense, since it does not result from the Company's operations during the period, and has an abnormal nature. Such allowance did not impact deferred income and social contribution taxes, since it represents a permanent difference to be included in the taxable income calculation.

(b) Third Amendment of Credit Assignment Contract for CRC, signed on October 24, 2002

CEMIG and the Minas Gerais State Government signed this Amendment in order to reschedule the payment of installments originally due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments, in the total amount of R$626,466, as of September 30, 2002, are subject to annual interest rate of 12.00% and are updated based on the IGP DI. They will be paid in 149 monthly installments from January 2003 to May 2015. The original contract included the guarantee of the State Government's share of taxes collected by the Federal Government entitled Fundo de Participacao
dos Estados   FPE. This Amendment established an additional guarantee which now allows the Company to retain dividends and interest on capital to be paid to the Minas Gerais State Government, as a Company shareholder.

This Amendment was signed based on Law No.14,384 of October 11, 2002, enacted by the Minas Gerais State Legislature. The Board of Directors of CEMIG approved this Amendment on October 23, 2002.

The Minas Gerais State Government did not pay the installment of the third amendment due on January 1, 2003, in the amount of R$9,150. Company management is negotiating the collection of the aforementioned past due amount with the Minas Gerais State Government.The projection of the Company's future operations indicates that the dividends attributable to the Minas Gerais State Government will be sufficient to assure the full realization of the asset, in case of default by the State.

                                                                        Item 9


Management will monitor future events which may impact the Company's dividend payment projection, in order to conclude if the above mentioned guarantee is still effective or an additional allowance under this amendment is necessary.


9) INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Tax credits

The Company and its subsidiaries have tax credits recorded as noncurrent assets. The income tax credits are recorded at a 25% rate and social contribution tax credits are recorded at a 9% rate. The composition of the balances is as follows:



                                                                 Consolidated                              Company
                                                      -----------------------------------     ----------------------------------
                                                      September 30,           June 30,          September 30,         June 30,
                                                          2002                  2002                2002                2002
                                                      -------------           -----------     -------------         ------------
                              Tax credits on:
       Tax loss carryforwards                            367,443                266,959           340,956              252,869
       Employee post retirement benefits                 158,711                153,155           158,711              153,155
       Reserve for contingencies                          63,595                 58,352            63,595               58,352
       Accrual for voluntary termination program           9,784                  8,943             9,784                8,943
          - PDV
       Allowance for doubtful accounts                    17,225                 15,080            17,225               15,080
       Allowance for decrease in market value of
          marketable securities                           28,781                 11,517            28,781               11,517
       Reserve for  PASEP/COFINS   Special Rate
          Adjustment                                      27,647                 17,209            27,647               17,209
       Other                                               8,990                  4,917             8,914                4,844
                                                         -------                -------           -------              -------
                                                         682,176                536,132           655,613              521,969
                                                         =======                =======           =======              =======


The Board of Directors approved, on November 29, 2002, the technical study made by CEMIG's Financial Management on the projected future results of operations, adjusted to present value. The study confirms the Company's capacity to realize the tax credits in a ten year maximum period, in compliance with CVM Resolution No. 371, published on June 27, 2002. The CEMIG Fiscal Council, on November 29, 2002, received such study for consideration.

In accordance with CEMIG's estimates, future taxable income will permit realization of the tax credits, as follows:

                                                Consolidated        Company
                                              ----------------    ------------
          2002                                     128,189            128,189
          2003                                         854
          2004                                      79,727             78,969
          2005                                     120,622            116,557
          2006                                     132,074            127,611
          2007                                     101,497             96,756
          2008 to 2010                              82,896             71,214
          2011 to 2012                              36,317             36,317
                                                   682,176            655,613
                                                   =======            =======

                                                                        Item 9


(b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense/credit of income tax (25% rate) and social contribution tax (9% rate) and the effective benefits presented in the statement of income is as follows:



                                                                        Consolidated                   Company
                                                                   -------------------------   ------------------------
                                                                      Nine months ended           Nine months ended
                                                                        September 30,               September 30,
                                                                   -------------------------   ------------------------
                                                                     2002           2001          2002          2001
                                                                   -----------     ---------   -----------    ---------
Loss before taxes on income and employee profit sharing            (1,386,009)     (266,332)   (1,361,318)    (274,485)
Income and social contribution benefits - nominal                     471,243        90,553       462,848       93,325
Tax effects on:
  Employee profit sharing                                               7,447         4,641         7,435        4,641
  Reversal of social contribution tax on additional monetary           (6,950)       (8,239)       (6,950)      (8,239)
    restatement
  Equity pick-up in subsidiaries                                            -             -        (6,685)       4,869
  Contributions and grants not deductible                              (3,559)       (2,970)       (3,559)      (2,970)
  Adjustment to social contribution tax rate - Executive Act  66       12,921             -        12,921            -
  Allowance for losses on receivable from Minas Gerais State
    Government                                                       (355,411)            -      (355,411)           -
  Other                                                                 1,118         1,783         1,680        1,889
                                                                   -----------     ---------   -----------    ---------
Income and social contribution tax benefits in income statement       126,809        85,768       112,279       93,515
                                                                   ===========     =========   ===========    =========


10) BONUS, NET OF SURCHARGE, AND COSTS TO BE REIMBURSED AS A RESULT OF THE ELECTRICITY RATIONING PROGRAM

Through the Energy Crisis Committee, the Federal Government established electric energy consumption targets for all consumers affected by the Electricity Rationing Plan in force during the period from June 2001 to February 2002. A financial bonus was established for residential consumers whose electric energy consumption was lower than the target, and surcharges were established for all consumers whose consumption exceeded the target, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Electricity Rationing Plan involving the bonus, surcharge and related costs. The related effects are as follows:


                                                                                       Consolidated and Company
                                                                                 ---------------------------------
                                                                                   September 30,        June 30,
                                                                                        2002              2002
                                                                                 ----------------      -----------
         Noncurrent Assets
Bonus paid to consumers that consumed less than the target consumption                  68,728           181,794
Costs incurred related to the adoption of the Electricity Rationing Program in
   excess of the 2.00% surcharge on consumer tariffs.                                   27,864            27,866
                                                                                        ------          --------
                                                                                        96,592           209,660


         Long-term Liabilities
Surcharge applied to consumers that consumed more than the target consumption                -          (25,002)
                                                                                        ------          --------

         Net Disbursements
Net bonus paid to consumers and related costs in excess of the surcharge applied
   to consumers                                                                         96,592           184,658
                                                                                        ======          ========



In conformity with Federal Government Executive Act No. 4, dated October 17, 2001, the Federal Government, acting through its Ministry of Mines and Energy, will reimburse electric utilities, including CEMIG, for costs associated with the payment of bonuses to consumers and other related operating costs that exceeded the surcharge on tariffs.

In the third quarter of 2002, due to approval by ANEEL, CEMIG received a refund for part of the consumers' bonus, in the amount of R$88,066. On October 3, 2002, ANEEL reimbursed an additional R$39,543.

                                                                        Item 9



Part of the amount to be received by CEMIG, R$23,680, is being discussed with ANEEL, as part of the surcharges were not billed and collected from the consumers since they are under court order. Company management does not expect losses on the realization of this amount.

In conformity with ANEEL Resolution No. 600, dated October 31, 2002, the operation costs related to the adoption of the Electricity Rationing Plan in excess of the 2.00% surcharge on consumer tariffs will be recovered, after approval by ANEEL, in the next annual rate adjustment.

11) DISTRIBUTORS - ENERGY SUPPLY

ANEEL Resolution No. 447, dated August 23, 2002, defined the methodology to be used to calculate the rights and obligations of each market participant related to MAE transactions, changing certain assumptions previously adopted by the electric energy sector to record these transactions. Due to the new criteria adopted and the information supplied by the MAE, there was an increase in CEMIG's reimbursement rights, related to the difference between the MAE price and R$49.26, recorded as Noncurrent assets, in counterpart of unbilled supply revenue. Additionally, there was an increase in the Suppliers
- Energy purchased in the spot market, in counterpart of electricity purchased for resale expenses.

The accrued amount of R$615,771, as of September 30, 2002, updated base on SELIC, will be collected by distribution companies in the Brazilian electric energy sector through the special rate adjustment and will be directly repassed to CEMIG.

These amounts may change, depending on the litigation currently in progress, filed by market agents, related to the interpretation of the market rules in force.

12)     INVESTMENTS


                                                           Consolidated                              Company
                                                -----------------------------------     ----------------------------------
                                                September 30,           June 30,          September 30,         June 30,
                                                    2002                  2002                2002                2002
                                                -------------           -----------     -------------         ------------
Equity in subsidiaries
     Empresa de Infovias S.A.                             -                      -          175,240              168,379
     Companhia de Gas de Minas Gerais - GASMIG            -                      -           78,368               70,409
     Usina Termica Ipatinga S.A.                          -                      -           86,192               85,672
     Sa Carvalho S.A.                                     -                      -          100,182               96,817
     Cemig Capim Branco S.A.                              -                      -           12,022               11,600
     UTE Barreiro S.A.                                    -                      -            4,183                2,928
     Cemig PCH S.A.                                       -                      -           11,796                7,698
     Horizontes Energia S.A.                              -                      -           64,066                    -
     Efficientia S.A.                                     -                      -              567                    -
                                                    -------                -------          -------              -------
                                                          -                      -          532,616              443,503
In consortiums for power plant construction         487,557                376,490          475,540              364,895
Goodwill on purchase of Infovias                      8,457                  8,457            8,457                8,457
Other investments                                     8,477                 71,650            4,777               67,839
                                                    -------                -------          -------              -------
                                                    504,491                456,597         1,021,390             884,694
                                                    =======                =======          =======              =======


The recorded goodwill in Infovias, resulting from the additional interest acquired by CEMIG in 2002, is based on the subsidiary's future expected profitability and will be amortized in future years, based on income earned by the subsidiary.

The amount of R$61,998, recorded in Other investments as of June 30, 2002, referred to the Machado Mineiro, Salto do Paraopeba, Salto Voltao and Salto do Passo Velho power plants, was transferred to Horizontes Energia S.A., a wholly owned subsidiary, in accordance with ANEEL approval. This investment is now carried under the equity method of accounting.

                                                                        Item 9



(a) The principal information related to subsidiaries as of September 30, 2002, is as follows:


                                                   Cemig
                                                  Interest                  Shareholders'   Interest    Net income
    Subsidiaries                                     %            Capital      equity      on Capital     (loss)
                                                  --------        -------   -------------  ----------   ----------
    Empresa de Infovias S.A.                         94.88        179,798        126,850            -     (50,081)
    Companhia de Gas de Minas Gerais - GASMIG *      95.17         41,913         82,145            -      12,607
    Usina Termica Ipatinga S.A.                     100.00         84,584         86,192          389       1,030
    Sa Carvalho S.A.                                100.00         86,833        100,182        2,789       7,771
    Horizontes Energia S.A.                         100.00         62,871         64,066            -           -
    Cemig Capim Branco Energia S.A.                 100.00              1         12,022            -           -
    Cemig PCH S.A.                                  100.00              1         11,796            -           -
    UTE Barreiro S.A.                               100.00              1          4,183            -           -
    Efficientia S.A.                                100.00             10            567            -           -


(*) The consolidated interim financial statements include the financial statements of GASMIG as of August 31, 2002.

CEMIG's advance for future capital increase in Infovias, in the amount of R$54,880, is recorded in the Infovias' balance sheet as a long term liability.

The independent accountants' special review report on the interim financial statements of Infovias, as of September 30, 2002, is in process of conclusion. The independent accountants' special review report on the interim financial statements of Infovias, as of June 30, 2002, included comments on: (i) deferred income and social contribution taxes for which realization was based on management profit projections which depend on contracts which are under negotiation; and (ii) need of additional resources from shareholders or third parties to fund its operations, as well to ensure the recoverability of its assets at the amounts recorded in its financial statements, until Infovias' own operating revenues reach a certain level to absorb these amounts.

(b) Consortia

CEMIG and its subsidiary, Cemig Capim Branco Energia, are partners with other companies in certain consortia for electricity generation projects. The consortia, which are not legal entities, were created to manage the concession contracts. The Company maintains accounting records of its share in the consortia assets which are jointly managed with the other consortia partners, as follows:



                                                                                       Company and Consolidated
                                                                                     ---------------------------
                                                                       CEMIG's
                                                                    Participation    September 30,      June 30,
                                                                          %              2002             2002
                                                                    -------------    -------------      --------
 In Operation
     Porto Estrela Hydroelectric Power Plant                             33.33            42,577          37,365
     Igarapava Hydroelectric Power Plant                                 14.50            50,660          51,133

 Under Construction
     Queimado Hydroelectric Power Plant                                  82.50           119,056          94,354
     Funil Hydroelectric Power Plant                                     49.00           101,377          76,719
     Aimores Hydroelectric Power Plant                                   49.00           161,870         105,324
                                                                                         -------         -------
Total Company                                                                            475,540         276,397
Cemig Capim Branco S.A.
       Capim Branco Hydroelectric Power Plants I and II                  20.00            12,017          11,595
                                                                                         -------         -------
Total Consolidated                                                                       487,557          11,595
                                                                                         =======         =======

                                                                        Item 9



13) PROPERTY, PLANT AND EQUIPMENT


                                Annual average              Consolidated                        Company
                                                   ---------------------------       ---------------------------
                                 depreciation      September 30,      June 30,       September 30,      June 30,
                                rate  %                 2002            2002             2002             2002
                                --------------     -------------      --------       -------------      --------
   In service
      Generation -
       Hydroelectric                   2.51            5,438,456       5,436,366         5,353,872       5,351,782
       Thermoelectric                  1.79              279,543         216,726           131,894         131,981
      Transmission                     3.08            1,019,545       1,012,574         1,019,545       1,012,574
      Distribution                     5.10            6,589,862       6,553,605         6,589,862       6,553,605
      Administration                   9.63              264,422         266,641           264,422         266,641
      Other                            7.48              281,882         '243,352                -               -
                                                      ----------      ----------        ----------      ----------
                                                      13,873,710      13,729,264        13,359,595      13,316,583
                                                      ----------      ----------        ----------      ----------
   Accumulated depreciation
      and amortization
      Generation                                      (2,095,763)     (2,060,061)       (2,080,079)     (2,046,447)
      Transmission                                      (457,637)       (449,874)         (457,637)       (449,874)
      Distribution                                    (2,599,490)     (2,531,104)       (2,599,490)     (2,531,104)
      Administration                                    (127,364)       (122,660)         (127,364)       (122,660)
      Other                                              (31,235)        (23,992)                -               -
                                                      ----------      ----------        ----------      ----------
                                                      (5,311,489)     (5,187,691)       (5,264,570)     (5,150,085)
                                                      ----------      ----------        ----------      ----------
   Total in service                                    8,562,221       8,541,573         8,095,025       8,166.498
                                                      ----------      ----------        ----------      ----------

   Construction in progress -
      Generation                                         155,455         110,894           138,506         100,051
      Transmission                                        97,670          77,149            97,670          77,149
      Distribution                                       435,427         359,197           435,427         359,197
      Administration                                      29,496          24,829            29,496          24,829
      Other                                               99,535         107,401                 -               -
                                                      ----------      ----------        ----------      ----------
   Total construction in progress                        817,583         679,470           701,099         561,226
                                                      ----------      ----------        ----------      ----------
   Total                                               9,379,804       9,221,043         8,796,124       8,727,724
                                                      ----------      ----------        ----------      ----------
   Special liabilities                                (1,541,481)     (1,495,750)       (1,541,481)     (1,495,750)
                                                      ----------      ----------        ----------      ----------
   Total, net                                          7,838,323       7,725,293         7,254,643       7,231,974
                                                      ==========      ==========        ==========      ==========



Special liabilities refer primarily to consumers' contributions to support construction necessary to meet energy supply orders. The eventual liquidation of this obligation depends on ANEEL's disposition at the end of the distribution concessions. According to accounting principles and electric energy sector legislation in force in Brazil, these amounts are not subject to updating, amortization or depreciation.

14) SUPPLIERS



                                                        Consolidated                              Company
                                             -----------------------------------     ----------------------------------
                                             September 30,             June 30,      September 30,           June 30,
                                                 2002                    2002            2002                  2002
                                             -------------           -----------     -------------         ------------
   Electricity suppliers - Furnas                363,255                273,874          363,255               273,874
   Wholesale Energy Market - MAE
   Energy purchased on spot market               705,560                211,274          705,560               211,274
   System Service Charges - ESS                  114,379                109,074          114,379               109,074
   Other                                          31,089                 28,987           31,027                28,987
                                               ---------                -------        ---------               -------
                                               1,214,283                623,209        1,214,221               623,209
   Supplies and services                          68,163                 60,950           45,777                39,315
                                               ---------                -------        ---------               -------
                                               1,282,446                684,159        1,259,998               662,524
                                               =========                =======        =========               =======


The amounts to be paid for energy purchased on MAE and System service charges
- ESS from September 2000 to February 2002 were recorded based on definitive information provided by MAE. The amounts related to the period from March 2002 to September 2002 were accrued based on Company estimates. The increase in the amounts to be paid for energy purchased on the MAE is due to the new calculation criteria adopted by the MAE to determine the obligations of each electricity company (Note 11).

These amounts may change, depending on the litigation currently in progress, filed by market agents, related to the interpretation of the market rules in force.

                                                                        Item 9


15) TAXES PAYABLE



                                                        Consolidated                              Company
                                             -----------------------------------     ----------------------------------
                                             September 30,           June 30,          September 30,         June 30,
                                                 2002                  2002                2002                2002
                                             -------------           -----------     -------------         ------------
Current
  Income Tax                                      77,855                191,489           66,633               180,849
  Social Contribution Tax                         28,507                 69,531           23,820                65,105
  ICMS (State VAT)                               118,020                 81,191          116,793                80,361
  COFINS (tax on revenue)                          5,587                 60,359           24,975                59,777
  INSS (social security)                           7,519                  7,227            7,503                 7,218
  Other                                           13,511                 18,621           12,375                17,672
                                                 -------                -------          -------               -------
                                                 270,999                428,418          252,099               410,982
                                                 =======                =======          =======               =======

Long Term
  Income Tax                                     109,549                      -          109,549                     -
  Social Contribution Tax                         39,438                      -           39,438                     -
  COFINS                                          49,708                      -           49,708                     -
  PASEP                                           19,301                      -           19,301                     -
                                                 -------                -------          -------               -------
                                                 217,996                      -          217,996                     -
                                                 =======                =======          =======               =======



CEMIG transferred to long term liabilities, in the third quarter of 2002, the income tax, social contribution tax, COFINS and PASEP on special rate adjustment revenue, recorded in 2001 and 2002. This proceeding was adopted in conformity with the Resolution of the Brazilian Federal Tax Authority (Secretaria da Receita Federal) which allows payment of these obligations in proportion to the consumers' billings.


16) LOANS, FINANCING AND DEBENTURES

Composition of the financing by currency and local currency by index is as follow:



                                                                     Consolidated                       Company
                                                           ------------------------------  -------------------------------
                                                            September 30,       June 30,     September 30,      June 30,
                                                                 2002             2002           2002            2002
                                                            -------------     ----------    -------------    ------------

       Currency -
          U.S. dollar                                         2,352,767        1,710,245       2,205,918       1,604,648
          EURO                                                   76,991           50,609          76,991          50,609
          Unit of account (basket of currencies)                 48,391           44,767          48,391          44,767
                                                              ---------        ---------       ---------       ---------
                                                              2,478,149        1,805,621       2,331,300       1,700,024

       Indexes -
          Indice Geral de Precos -  IGP M (General Price      1,022,504          917,664       1,022,481         917,664
          Index)
          Indice Interno da Eletrobras - FINEL (Eletrobras
            Internal Index)                                     158,632          161,022         158,632         161,022
          UFIR (Tax Reference Unit)                              93,017           95,570          93,017          95,570
          Other                                                  23,690           23,101          16,029          15,860
                                                              ---------        ---------       ---------       ---------
                                                              1,297,843        1,197,357       1,290,159       1,190,116

       Escrow accounts (1)
          Income based on CDI (interbank deposit) rates         (39,383)         (14,068)        (39,383)        (14,068)
          Short term investment - Income based on U.S.
               dollar variation                                (193,701)        (226,518)       (193,701)       (226,518)
                                                              ---------        ---------       ---------       ---------
                                                               (233,084)        (240,586)       (233,084)       (240,586)
                                                              ---------        ---------       ---------       ---------
                                                              3,542,908        2,762,392       3,388,375       2,649,554
                                                              =========        =========       =========       =========


Refers to restricted use funds for payment of foreign currency denominated
financing, in compliance with Banco Central do Brasil   BACEN (Brazilian
Central Bank) Resolution No. 2,515 of June 29, 1998.

The annual shareholders meeting on April 30, 2002 approved the issuance of debentures in the total amount of R$90,000, not convertible into shares of CEMIG and without any preference or guarantee, to be acquired by the Minas Gerais State Government, with final maturity in 25 years and updated based on the IGP M index, without interest. The funds to be obtained from this issuance will be used in the construction of the Irape Power Plant. On September 30, 2002, the Company issued the first series, in the amount of R$22,500.

                                                                        Item 9


The variations in the principal currencies and indexes used to restate the loans, financing and debentures are as follows:


                                      Quarterly   Annual                                         Quarterly   Annual
                                      Variation  Variation                                       Variation  Variation
              Currency                    %          %                     Indexes                   %          %
----------------------------------    ---------  ---------   ------------------------------      ---------  ---------
 U.S. dollar                             36.93    67.85      Indice Geral de Precos - IGP-M
                                                                (General Price Index)                6.82    10.54
 Euro                                    36.44    86.74      Indice Interno da Eletrobras -
                                                                FINEL
                                                                (Eletrobras Internal Index)          1.34     2.04
 Unit of account (Basket of
    currencies)                          35.58    75.70



17) RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

Based on information provided by its internal legal counsel, the Company believes that any loss in excess of the amounts provided for, in respect of such contingencies, will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable by the Company's legal counsel, the Company has recognized reserves for losses as follows:

                                                  Consolidated and Company
                                            ---------------------------------
                                              September 30,        June 30,
                                                   2002              2002
                                            ----------------      -----------
     Labor claims                                    63,932           60,414
     Civil lawsuits   Consumers                      80,962           78,879
     Social contribution tax                        128,015          125,150
     Finsocial (tax on revenue)                      19,256           19,128
     Civil lawsuits   Others                         18,960           14,996
     Other                                           23,818           22,842
                                                     -------         -------
                                                     336,975         321,409
                                                     =======         =======

Certain details relating to such reserves are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$79,914, as of September 30, 2002 (R$75,518 as of June 30, 2002). The Company recorded a year-to-date provision in the amount of R$9,662 in 2002 (R$5,157 provision reversal in 2001). CEMIG determines the amounts to be reserved based on advice from its legal counsel, the nature of the group of claims and the most recent court decisions.


(b) Civil lawsuits - Consumers

A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a tariff increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

The total estimated exposure to the Company for those claims, fully provided for, was R$80,962 as of September 30, 2002 (R$78,879 at June 30, 2002).

                                                                        Item 9


(c) Social contribution tax

The Company is deducting the amounts of depreciation, amortization and disposals of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The Company estimates that its potential exposure in this matter is approximately R$128,015, as of September 30, 2002 (R$125,150 as of June 30, 2002). The
amount is fully provided for.

(d) Finsocial

In 1994, CEMIG was fined by the Federal Tax Authorities due to the exclusion of State VAT in the Finsocial calculation, a tax on billing extinguished in 1992. The Company estimates that the remaining amount still pending is approximately R$19,256 as of September 30, 2002 (R$19,128 as of June 30,
2002). The amount is fully provided for.

(e) Other

Other reserves are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Legal proceedings in which a favorable outcome is probable

CEMIG has other relevant legal proceedings with respect to which the Company has been advised by its internal legal counsel that a favorable outcome is probable. Certain details relating to such matters are as follows:

     (i) Litigation involving FORLUZ with possible financial effects for CEMIG

     The Company is defending, together with FORLUZ, a claim brought by its employees' labor union ("Sindieletro") contesting the suspension of increases in the Company's required contribution to the pension fund pursuant to periodic monetary restatements. The total amount sought in this claim is R$560,674. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related thereto.

     (ii) Income and social contribution taxes on post retirement benefits

     On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice relating to a R$222,133 discrepancy with respect to tax credits recorded by CEMIG in 2001 that had been partially recovered during the year. These credits result from the change in accounting method for recording post retirement benefit liabilities, as required by CVM Deliberation No. 371/00. CEMIG is defending the tax assessment notice administratively against the tax authorities. Due to a legal determination in such appeals, the Company contracted guarantee insurance (seguro garantia) of R$66,724, for a two year period starting in May 2002, representing 30% of the amount claimed. This insurance does not transfer, from CEMIG to others, the risk of eventual future obligations. No reserve has been recorded as a result of this notice, since the Company, based on advice from its legal counsel, believes that the procedures which generated the tax credits are legally sound.

     The tax credits mentioned in the prior paragraph were offset by CEMIG against federal tax obligations in 2001 and 2002. Due to this offset, the Secretaria da Receita Federal issued an assessment notice, in the amount of R$120,334. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that the procedures adopted are legally sound.

                                                                        Item 9


     (iii) COFINS

     The Company began contesting the payment of COFINS (tax on revenue) beginning in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$119,795 in additional fines and interest relating to the non payment of COFINS. The Company is contesting such claims. No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

     (iv) Regulatory agency acts

     ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$146,099, subject to updating based on SELIC, because of a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL determined that CEMIG must pay the above amount, without monetary variation, partially accepting the defense made by CEMIG. The Company, based on the opinion of legal counselors, believes that it has a meritorious defense against such claim and has therefore recorded no reserve in respect thereto.

     (v) Civil lawsuits - Consumers

     Various consumers brought civil class action claims against CEMIG contesting rate adjustments applied in prior years, including the special rate adjustment and the Emergency Capacity Charge (Encargo de Capacidade Emergencial) applied starting in 2002. The Company, based on the opinion of legal counselors, believes that it has a meritorious defense to such claims and has therefore recorded no reserve.

18) EMPLOYEE POST RETIREMENT BENEFITS

Since 1973, the Company has been the sponsor of Fundacao Forluminas de
Seguridade Social   FORLUZ, a non profit entity with the purpose of providing
its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

     o Mixed Benefit Plan - A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

     o Settled Benefit Plan - Includes all retired participants who opted for this plan and the balances, at the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above mentioned Mixed Benefit Plan.

     o Defined Benefit Plan - Benefit plan adopted by FORLUZ up to 1998, in which the Federal Government Social Security benefit is supplemented in relation to the actual average salary of the employee's final years of service in the Company.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premium for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

                                                                        Item 9


The changes in net post retirement liabilities recorded in accordance with CVM Deliberation No. 371 are as follows:

                                                                                                     Other
                                                                                                post-retirement
                                                                          Pension plans            benefits
                                                                          -------------         ---------------
Net liabilities as of June 30, 2002                                          1,405,105              488,631
Net periodic cost recorded in the income statement                              37,239               17,010
Contributions paid                                                             (50,624)              (1,656)
                                                                             ---------              -------
Net liabilities as of September 30, 2002                                     1,391,720              503,985
                                                                             =========              =======


Part of the deficit in FORLUZ's actuarial reserves in the amount of R$1,428,910 as of September 30, 2002 (R$1,429,631 as of June 30, 2002) was
recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed installment system ("Price Table"), subject to annual restatement in accordance with the salary correction index for the Company's employees (not including productivity) included in the defined benefit plan and subject to
IPCA   IPEAD (indices) for other plans, plus 6% per year.

Health Care Plan changes - CEMIG and the unions agreed on changes to the current health care plans, which altered the contribution criteria that CEMIG, employees, and retirees are responsible for and the types of benefits covered in each plan. Due to this agreement, CEMIG is responsible to make annual payments in the amount of R$32,600, monetarily updated by the IGP M, to cover health costs of employees and retirees. The implementation of these changes will take place as of January 1, 2003.


19) SHAREHOLDERS' EQUITY

The change in shareholders' equity is as follows:

Balance as of June 30, 2002                                5,887,520
Reversal of dividends                                            400
Net loss for the quarter ended September 30, 2002           (256,109)
                                                           ---------
Balance as of September 30, 2002                           5,631,811
                                                           =========

In September 1999, the State of Minas Gerais filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participacoes Ltda.. On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void. Southern Electric Brasil Participacoes Ltda. appealed the decision which was rejected by the Minas Gerais State Court of Appeals on October 9, 2001. Southern Electric Brasil Participacoes Ltda. has appealed the Court's latest decision.

                                                                        Item 9


20. ELECTRICITY SALES

The composition of electricity sales to final customers is as follows:


                                                                        Consolidated
                                      -----------------------------------------------------------------------------------
                                                (Not reviewed by accountants)
                                      ----------------------------------------------------
                                        No. of consumers                    MWh                             R$
                                      -----------------------     ------------------------         ----------------------
                                       Nine months ended            Nine months ended               Nine months ended
                                         September 30,                September 30,                   September 30,
                                      -----------------------     ------------------------         ----------------------
                                         2002          2001          2002          2001               2002         2001
                                      ---------     ---------     ---------      ---------         ---------    ---------
Residential                           4,586,863     4,408,866     4,710,103      5,099,463         1,275,029    1,253,810
Industrial                               67,668        67,137    16,425,089     16,416,361         1,601,054    1,383,796
Commercial                              512,666       496,638     2,415,082      2,532,111           568,137      512,140
Rural                                   332,427       318,251     1,230,838      1,234,615           179,967      157,673
Public authorities                       43,031        41,160       336,852        366,856            75,747       70,241
Public lighting                           2,661         2,783       657,449        656,752            94,568       82,415
Public services                           6,770         6,475       707,623        708,673            93.491       82,355
Own consumption                           1,358         1,408        37,032         39,080                 -            -
Unbilled, net                                 -             -             -              -            54,868      (55,146)
                                      ---------     ---------    ----------     ----------         ---------    ---------
                                      5,555,476     5,344,749    26,520,068     27,055,942         3,942,861    3,489,315
Billed supply                                 4             4       244,117        487,046            15,168       27,091
Unbilled supply                               -             -             -              -           473,964       28,412
                                      ---------     ---------    ----------     ----------         ---------    ---------
Total                                 5,553,448     5,342,722    26,764,185     27,540,957         4,431,993    3,542,787
                                      =========     =========    ==========     ==========         =========    =========



                                                                          Company
                                      -----------------------------------------------------------------------------------
                                                (Not reviewed by accountants)
                                      ----------------------------------------------------
                                        No. of consumers                    MWh                             R$
                                      -----------------------     ------------------------         ----------------------
                                       Nine months ended            Nine months ended               Nine months ended
                                         September 30,                September 30,                   September 30,
                                      -----------------------     ------------------------         ----------------------
                                         2002          2001          2002          2001               2002         2001
                                      ---------     ---------     ---------      ---------         ---------    ---------

Residential                           4,586,863     4,408,866     4,710,103      5,099,463         1,275,029    1,253,810
Industrial                               67,666        67,135    15,850,605     15,947,339         1,571,546    1,358,279
Commercial                              512,666       496,638     2,415,082      2,532,111           568,137      512,140
Rural                                   332,427       318,251     1,230,838      1,234,615           179,967      157,673
Public authorities                       43,031        41,160       336,852        366,856            75,747       70,241
Public lighting                           2,661         2,783       657,449        656,752            94,568       82,415
Public services                           6,770         6,475       707,623        708,673            93,491       82,355
Own consumption                           1,358         1,408        37,032         39,080                 -            -
Unbilled, net                                 -             -             -              -            54,868      (55,146)
                                      ---------     ---------    ----------     ----------         ---------    ---------
                                      5,555,474     5,344,747    25,945,584     26,586,920         3,913,353    3,463,798
Billed supply                                 4             4       244,117        487,046            15,168       27,091
Unbilled supply                               -             -             -              -           473,964       28,412
                                      ---------     ---------    ----------     ----------         ---------    ---------
Total                                 5,553,446     5,342,720    26,189,701     27,071,935         4,402,485    3,517,270
                                      =========     =========    ==========     ==========        =========     =========


The unbilled supply revenue refers to CEMIG's reimbursement right to the difference between the amount to be paid for energy purchased on the MAE and R$49.26 (Note 11).

                                                                        Item 9


21) OTHER OPERATING REVENUES



                                                                        Consolidated                   Company
                                                                   -------------------------   ------------------------
                                                                      Nine months ended           Nine months ended
                                                                        September 30,               September 30,
                                                                   -------------------------   ------------------------
                                                                     2002           2001          2002          2001
                                                                   -----------     ---------   -----------    ---------
Use of basic transmission network                                     134,461       114,219       134,461      114,219
Gas sales                                                             102,879        72,030             -            -
Fuel consumption quota                                                 27,216        55,015        27,216       55,015
Regulated services                                                      5,395         6,700         5,395        6,700
Services rendered                                                      11,938        11,341        11,938       11,341
Rent and leasing                                                       13,258         8,789        13,258        8,789
Other                                                                   9,163           915         1,429          276
                                                                      -------       -------       -------      -------
                                                                      304,310       269,009       193,697      196,340
                                                                      =======       =======       =======      =======



22) DEDUCTIONS FROM OPERATING REVENUES



                                                                        Consolidated                   Company
                                                                   -------------------------   ------------------------
                                                                      Nine months ended           Nine months ended
                                                                        September 30,               September 30,
                                                                   -------------------------   ------------------------
                                                                     2002           2001          2002          2001
                                                                   -----------     ---------   -----------    ---------
State VAT (ICMS) on sales to final consumers                          839,491       746,927       833,385      743,095
Tax on billing - COFINS                                               148,441       111,945       144,176      108,945
Global reserve for reversion quota - RGR                              109,741        77,447       109,284       77,021
Tax on billing - PASEP                                                 41,912        24,250        40,988       23,604
Emergency capacity charge                                              44,602             -        44,299            -
Other                                                                     358           204           276          195
                                                                    ---------       -------     ---------      -------
                                                                    1,184,545       960,773     1,172,408      952,860
                                                                    =========       =======     =========      =======


Starting in 2002, new rates were established to be prorated among final consumers of electric energy, related to the acquisition of energy and contracted generation capacity by CBEE (The Brazilian Emergency Energy Trader). These charges were fully transferred to tariffs and recorded as a part of electricity sales, billed directly to final consumers.

The billing of the emergency capacity charge was suspended in the period from July 2, 2002 to October 8, 2002, due to a legal injunction granted for a civil claim.

23) ELECTRICITY PURCHASED FOR RESALE


                                                                                       Consolidated and Company
                                                                                    ------------------------------
                                                                                          Nine months ended
                                                                                            September 30,
                                                                                    ------------------------------
                                                                                        2002              2001
                                                                                    -------------    -------------
Itaipu Binacional (through FURNAS)                                                        727,705          717,014
Energy traded on spot market - MAE                                                        564,538                -
Initial contracts                                                                         110,639           95,444
Special rate adjustment - transfer to generators                                           45,330                -
Other                                                                                       6,829            2,547
                                                                                        ---------          -------
                                                                                        1,455,041            2,547
                                                                                        =========          =======



ANEEL reduced the price of energy acquired from Itaipu by 13.18% from US$20.1988 to US$17.5374 per kW, effective October 23, 2002.

The energy traded on the spot market in 2001 was accrued only in the fourth quarter of 2001, since information from the MAE necessary to record the estimates only became available at that time.

                                                                        Item 9



24) OTHER EXPENSES



                                                                        Consolidated                   Company
                                                                   -------------------------   ------------------------
                                                                      Nine months ended           Nine months ended
                                                                        September 30,               September 30,
                                                                   -------------------------   ------------------------
                                                                     2002           2001          2002          2001
                                                                   -----------     ---------   -----------    ---------

Fuel consumption quota                                                 27,994        55,371        27,994       55,371
Rentals and leasing                                                    11,340         9,112        11,082        9,112
Labor indemnity                                                         3,739         4,741         3,739        4,741
Grants and donations                                                   10,467         8,976        10,467        8,976
Advertising                                                            15,257        19,908        15,230       19,908
ANEEL inspection fee                                                    8,640         9,832         8,529        9,832
Own consumption - Electric energy                                       8,486         6,570         7,493        6,570
Insurance                                                               1,085         7,499         1,048        7,499
MAE contribution                                                        5,696         8,097         5,696        8,097
Technological and scientific national fund                              7,197         7,435         7,003        7,435
Other taxes (real estate, vehicle, etc.)                                3,321         2,635         3,284        2,635
General expenses                                                       15,243        (4,503)       10,182       (6,006)
                                                                      -------       -------       -------      -------
                                                                      118,465       135,673       111,747      134,170
                                                                      =======       =======       =======      =======

The fuel costs incurred for the purpose of electricity generation are
reimbursed by Centrais Eletricas Brasileiras S.A.   ELETROBRAS and are
recorded as other operating revenues.

25) FINANCIAL INCOME (EXPENSES)



                                                                        Consolidated                   Company
                                                                   -------------------------   ------------------------
                                                                      Nine months ended           Nine months ended
                                                                        September 30,               September 30,
                                                                   -------------------------   ------------------------
                                                                     2002           2001          2002          2001
                                                                   -----------     ---------   -----------    ---------

Financial income:
 Investment income earned                                             196,829        62,506       188,695       57,962
 Late charges on past-due electricity bills                            29,479        34,373        29,479       34,373
 Interest on receivable from Minas Gerais State Government            128,864        84,996       128,864       84,996
 Monetary restatement on receivable from Minas Gerais State
   Government                                                          50,822       101,286        50,822      101,286
 Renegotiation of industrial consumer debt                                  -        11,924             -       11,924
 Monetary restatement on recoverable taxes                              4,285        16,688         4,259       16,688
 Monetary restatement on special rate adjustment                      199,190             -       199,190            -
 Monetary restatement - Electricity supply                             70,654             -        70,654            -
 Foreign exchange gains                                                81,914        25,971        81,912       25,971
 Taxes on financial income (PASEP and COFINS)                         (30,208)      (12,404)      (30,064)     (12,404)
 Other                                                                 27,677         6,912        27,533        6,892
                                                                   ----------      --------   ----------      --------
                                                                      759,506       332,252       751,344      327,688
                                                                   ----------      --------   ----------      --------

Financial expenses:
 Interest on loans and financing                                     (184,117)     (136,880)     (171,743)    (136,880)
 Monetary restatement - electricity suppliers                         (54,747)            -       (54,747)           -
 Foreign exchange losses                                             (969,505)     (510,474)     (969,421)    (482,399)
 Monetary restatement on loans and financing                          (70,060)      (17,013)      (25,605)     (17,013)
 Financial transaction tax ("CPMF")                                   (18,842)      (16,850)      (17,801)     (16,291)
 Interest and fines on taxes                                          (11,659)      (10,582)      (11,659)     (10,582)
 Provision for valuation of marketable securities                     (70,579)       (3,401)      (70,579)      (3,401)
 Advance billings of electric power                                    (9,717)            -        (9,717)     (26,061)
 Interest on capital                                                 (120,000)            -      (120,000)           -
 Other                                                                 (7,126)       (2,321)       (6,462)      (1,451)
                                                                   ----------      --------    ----------     --------
                                                                   (1,516,352)     (697,521)   (1,457,734)    (694,078)
                                                                   ----------      --------    ----------     --------
                                                                     (756,846)     (365,269)     (706,390)    (366,390)
                                                                   ==========      ========    ==========     ========


Financial charges and inflationary/exchange effects on financing of construction in progress during the nine month period in 2002, in the amounts of R$41,626 and R$69,621, respectively, were transferred to Property, plant and equipment, and Investments (R$414 of financial charges and R$355 of inflationary/exchange effects during the nine month period in 2001).

The Board of Directors approved, on May 21, 2002, payment of interest on capital, in the amount of R$120,000. The manner and date of the payment shall be defined at a later time.

                                                                        Item 9


26) PRINCIPAL TRANSACTIONS WITH RELATED PARTIES


                                                              September 30, 2002             June 30, 2002
                                                          ------------------------    ------------------------
                                                          Minas Gerais                Minas Gerais
                                                              State                      State
                                                           Government       FORLUZ     Government       FORLUZ
                                                          ------------     --------   ------------     --------
         ASSETS
Current assets
  Accounts receivable                                          11,523             -         8,427             -
  Recoverable taxes
    State VAT - ICMS                                           12,179             -        22,958             -
Other
    Advances for welfare benefits                                   -        12,790             -        20,285
Noncurrent assets
  Receivable from Minas Gerais State Government (Note 8)      626,466             -       544,106             -
  Other
    State VAT recoverable -                                    18,843             -        18,843             -
    State VAT recoverable - Complementary Law No.102           59,965             -        47,433             -

         LIABILITIES
Current liabilities
  Taxes payable
    State VAT - ICMS                                          116,793             -        80,361             -
  Dividends and interest on capital                            28,136             -        78,464             -
  Employee post-retirement benefits                                 -       158,149             -       167,015
  Other
    Transfer of contributions                                       -         4,091             -        14,871
Long term liabilities
Debentures                                                     22,500             -             -             -
Employee post-retirement benefits                                   -     1,737,556             -     1,726,721



                                                               Nine months ended          Nine months ended
                                                              September 30, 2002         September 30, 2001
                                                          ------------------------    ------------------------

         INCOME STATEMENT
Electricity sales to final customers                              17,071          -        15,799             -
Deductions from operating revenues - State VAT (ICMS)           (833,385)         -      (743,095)            -
Employee post-retirement benefits                                      -   (162,748)            -      (150,794)
Personnel expenses                                                     -    (24,419)            -       (22,672)
Financial income -
    Monetary restatement and interest on receivable from
      Minas Gerais State Government (Note 8)                     179,686          -       186,282             -
Non-operating expenses -
    Allowance for losses on receivable from Minas Gerais
      State Government (Note 8)                               (1,045,325)         -             -             -

     The Company believes that its transactions with related parties are made on an arm's length basis.


                                                                        Item 9


27) FINANCIAL INSTRUMENTS

(a) The financial instruments used by CEMIG and its subsidiaries, all recorded on the financial statements, are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks which meet financial strength and trustworthiness guidelines. The Company's control policy includes continually comparing rates contracted with market rates. The Company's short term investments related to marketable securities issued by third parties, as of September 30, 2002, are as follows:

     o CEMIG and its subsidiaries have debentures issued by financial institutions, in the amounts of R$26,136 and R$11,004, respectively. These securities have immediate call clauses exercisable by the Company and its subisidiaries, without penalty or loss. These securities have interest rates based on the interbank deposit - CDI rates.

     o The swap transactions of CEMIG's subsidiaries are purchased from financial institutions, in the amount of R$20,713, through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The interest rate is based on the CDI. CEMIG has the right to call for early redemption of these securities without penalty or loss.

     o Hedge transactions are contracted by CEMIG to reduce the exchange rate risk at the US dollar to the Brazilian real, in the amount of US$8,157, equivalent to R$31,771. The gain or loss on these operations arising from the differences between the actual exchange variation and the exchange variation agreed with financial institutions are recognized on the accrual basis.

(b) The Company has Brazilian National Treasury Notes acquired from the State Government of Minas Gerais, with final maturity on April 15, 2024, subject to restatement based on the U.S. dollar exchange variation and interest on the restated face value of 5.50% (to April 14, 1998), 5.75% (from April 15, 1998 to April 14, 2000) and 6.00% per year (from April 15, 2000 to maturity).

                                                                September 30,
                                                                    2002
                                                                -------------
          Face value                                                235,491

          Restated cost                                             141,294
          Allowance for decrease in market value                    (84,649)
                                                                    -------
                                                                     56,645
                                                                    =======

These securities are recorded at market value, determined based on a quotation from ANDIMA (National Association of Open Market Institutions). This asset is recorded under Marketable securities in noncurrent assets.

28. CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's principal concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According to the concession agreements, CEMIG was to have completed the reorganization process by December 31, 2000.

ANEEL later granted the Company an extension to September 21, 2002 to complete the unbundling process.

The Minas Gerais State Government, the major shareholder, considering that the "unbundling" must be approved in advance by the State Legislature, submitted to the Legislature, on March 2, 2001, a bill proposing the restructuring of the Company into three companies, but as this legislation has not yet been adopted, the reorganization process has not yet been completed. Additionally, The Company has submitted an extension request to ANEEL, which has not yet been answered.

                                                                        Item 9


On November 11, 2002, ANEEL fined the Company the amount of R$5,507, because CEMIG has not concluded the "unbundling". No reserve has been recorded for this claim, since the Company believes, based on advice from its legal counsel, that it has a meritorious defense against such claim.


29) SUBSEQUENT EVENTS

Financial settlement in Wholesale Energy Market - MAE

Due to changes in MAE accounting rules, the amounts assigned to CEMIG changed during the period between March and December 2002, representing an increase in the Company's exposure of approximately 100%, mainly due to the application of ANEEL Resolution 447, of August 25, 2002, which determined that CEMIG should be considered as a distribution concessionaire only, for the purpose of the recording and settlement of MAE transactions, not considering its generation activities which represent production of approximately 11% of the energy generated in the Brazilian system.

On December 19, 2002, CEMIG sent a letter to the Mines and Energy Minister, requesting certain actions in order for it to obtain the BNDES financing to pay the MAE obligations and suggesting a review of the discriminatory criteria prescribed in ANEEL Resolution 447, in order to consider CEMIG as both a distributor and a generator and to allow its participation in the MAE settlement.

On December 20, 2002, ANEEL issued Resolution 763 which allowed MAE to proceed with the partial and conditional financial settlement on December 26 and 27, 2002. Until that time, the pending issues concerning CEMIG's participation in the MAE settlement had not been resolved.

As a result of the aforementioned, CEMIG filed a claim in the federal court, which granted an injunction, on December 25, 2002, determining that CEMIG be considered as both a distributor and a generator for purposes of recording of MAE transactions, in compliance with CEMIG's concession agreements and the General Agreement of the Electricity Sector, to which CEMIG had agreed.

On December 30, 2002, however, ANEEL succeeded on a claim that aimed to suspend the MAE settlement, and on the same day, without prior notice, proceed with the settlement with funds deposited by various companies. This settlement ignored CEMIG's specific situation and the court order determining the recalculation of the transactions involving the Company, essential to allow the Company to participate in the settlement through the BNDES financing.

Therefore CEMIG issued a formal notification to MAE in order to release it from its obligations and protect its rights, since the Company's participation in the settlement was not possible.

CEMIG has been informed by MAE of its new liability, which represented a R$122 million decrease from the previous liability. As a consequence, CEMIG requested BNDES to immediately make the funds available to allow it to take part in the MAE settlement, which has not yet occurred. Therefore, the Company is still awaiting the BNDES funds in order to allow it take part in the MAE settlement.

30) STATEMENTS OF CASH FLOWS

The individual (Company) and consolidated statements of cash flows for the nine month periods ended September 30, 2002 and 2001 are presented for additional analysis and are not required as part of the basic interim financial statements.

The financial statements of Infovias, which were previously consolidated based on the proportionate consolidation method, were totally consolidated this quarter. Therefore, to ensure comparative information with the statement of cash flows for the period ended September 30, 2002, the consolidated statement of cash flows for the period ended September 30, 2001 was prepared including the full consolidation of Infovias.


                                                                  Consolidated                            Company
                                                         --------------------------------      -------------------------------
                                                               Nine month periods                    Nine month periods
                                                               ended September 30,                  ended September 30,
                                                         --------------------------------      -------------------------------
                                                                                2001                                2001
                                                             2002          (Reclassified)          2002         (Reclassified)
                                                         ------------      --------------      ------------     --------------


 CASH FLOWS FROM OPERATIONS:
 Net loss for the period                                  (1,150,905)           (194,621)       (1,150,905)          (194,621)
 Items not affecting cash -
   Depreciation and amortization                             408,388             383,805           387,376            375,334
   Special rate adjustment                                  (268,913)                  -          (268,913)                 -
   Electricity supply                                       (464,976)                  -          (464,976)                 -
   Purchased energy from MAE - suppliers                      65,242                   -            65,242                  -
   Disposals of property, plant and equipment, net            16,205              83,304            16,205             83,304
   Equity in subsidiaries                                          -                   -            15,778            (14,321)
   Interest and monetary variations, net                     282,742              48,037           234,027             33,028
   Deferred income and social contribution taxes            (245,448)            (94,750)         (220,424)           (93,516)
   Operating provisions                                       91,010               6,748            91,010              6,748
   Allowance for losses on receivable from Minas Gerais
    State Government negotiation                           1,045,325                   -         1,045,325                  -
   Employee post retirement benefits                         162,748             150,794           162,748            150,794
   Other                                                     (10,949)             (7,925)                -             (8,458)
                                                          ----------            --------        ----------           --------
                                                             (69,533)            375,392           (87,507)           338,292
                                                          ----------            --------        ----------           --------

   (Increase) Decrease in assets
   Accounts receivable                                      (290,261)            134,058          (290,797)           136,512
   Consumers - Special rate adjustment                       183,203                   -           183,203                  -
   Recoverable taxes                                         (39,215)              8,666           (28,884)            17,503
   Other current assets                                      (74,791)            (47,924)          (56,572)           (46,172)
   Electricity Rationing Plan    Bonus paid to
    consumers and adoption costs incurred in excess of
    surcharge applied to consumers                           (87,565)            (34,256)          (87,565)           (34,256)
   ANEEL reimbursement of bonus paid to consumers and
    certain adoption costs incurred in excess of
    surcharge applied to consumers                            88,066                   -            88,066                  -
   Prepaid expenses - CVA                                   (159,028)                  -          (159,028)                 -
   Escrow deposits                                           (49,474)                  -           (49,474)                 -
   Other noncurrent assets                                   (36,195)            (28,534)          (39,608)           (27,782)
                                                          ----------            --------        ----------           --------
                                                            (465,260)             32,010          (440,659)            45,805
                                                          ----------            --------        ----------           --------
   Increase (Decrease) in liabilities -
   Suppliers                                                 702,449              66,151           703,511             65,226
   Taxes payable                                             254,640              97,549           239,947             86,565
   Payroll and related charges                                16,193              33,205            15,655             33,085
   Regulatory charges                                         17,140             (18,261)           17,398            (18,695)
   Loans and financing                                       324,274             219,762           314,387            208,940
   Employee post-retirement benefits                        (120,780)           (105,273)         (120,780)          (105,273)
   Other                                                     (16,747)             29,425           (19,330)            29,196
                                                          ----------            --------        ----------           --------
                                                           1,177,169             322,558         1,150,788            299,044
                                                          ----------            --------        ----------           --------
 CASH PROVIDED BY OPERATING ACTIVITIES                       642,376             729,960           622,622            683,141
                                                          ----------            --------        ----------           --------


                                                                        Item 9



                                                                  Consolidated                            Company
                                                         --------------------------------      -------------------------------
                                                               Nine month periods                    Nine month periods
                                                               ended September 30,                  ended September 30,
                                                         --------------------------------      -------------------------------
                                                                                2001                                2001
                                                             2002          (Reclassified)          2002         (Reclassified)
                                                         ------------      --------------      ------------     --------------


CASH FLOWS FROM FINANCING ACTIVITY
Proceeds from long-term financing                            287,290             263,411           287,290            263,411
 Payments on loans and financing                            (287,949)           (273,690)         (275,035)          (273,690)
Special liabilities                                          113,141             123,271           113,141            123,271
 Advanced billings of electric power                         (42,596)            (35,060)          (42,596)           (35,060)
Advance for future capital increase                           11,526                   -                 -                  -
 Dividends and interest on capital                          (176,571)           (169,543)         (176,374)          (169,548)
                                                          ----------            --------        ----------           --------
                                                             (95,159)            (91,611)          (93,574)           (91,616)
                                                          ----------            --------        ----------           --------

TOTAL CASH PROVIDED                                          547,217             638,349           529,048            591,525
                                                          ----------            --------        ----------           --------

CASH USED IN INVESTING ACTIVITIES
Additions to investments                                     293,392              93,502           372,567            120,044
Increase in property, plant and equipment                    528,509             348,552           450,565            295,511
Increase in deferred charges                                  15,187                 154                 -                  -
                                                          ----------            --------        ----------           --------
                                                             837,088             442,208           823,132            415,555
                                                          ----------            --------        ----------           --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (289,871)            196,141          (294,084)           175,970
                                                          ----------            --------        ----------           --------

CHANGES IN CASH AND CASH EQUIVALENTS
At beginning of the period                                   705,844             245,108           642,492            219,281
At end of the period                                         415,973             441,249           348,408            395,251
                                                          ----------            --------        ----------           --------
                                                            (289,871)            196,141          (294,084)           175,970
                                                          ==========            ========        ==========           ========


                                                                       Item 10




(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS of Results of COMPANY Operations: FOR THE NINE Month Period Ended SEPTEMBER 30, 2002 Compared to THE NINE Month Period Ended SEPTEMBER 30, 2001

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income (Loss)

The Company had a net loss of R$1,150,905 in the nine month period ended September 30, 2002, equivalent to a loss of R$7.10 per thousand shares, compared to a net loss of R$194,621 in the nine month period ended September 30, 2001, equivalent to a loss of R$1.22 per thousand shares.

The 2002 results were substantially impacted by the allowance for losses recognized on receivables from the Minas Gerais State Government, in the amount of R$1,045,325, and the devaluation of the Brazilian real against the U.S. dollar, generating net foreign exchange losses in the amount of R$887,509.



                         Change in accumulated results

                               [OBJECT OMITTED]

[Comparison of the Company's change in accumulated results (in thousands of Brazilian reais) for the nine-month period ended September 30, 2002 compared to September 30, 2001.]




Electricity sales

Electricity sales increased 25.17% in the nine month period ended September 30, 2002 compared to the nine month period ended September 30, 2001. This increase was due primarily to:

o rate increases of 16.50% starting in April 2001 (full effect in 2002) and 10.51% starting April 8, 2002;
o additional revenue related to reimbursement for energy purchased on the spot market (MAE);
o    2.40% decrease in electricity volume to sold final customers.

                                                                       Item 10



                         GWH billed - final customers

                               [OBJECT OMITTED]


[Comparison of the Company's electricity sales, in GWH for the first, second and third quarters of 2002, as compared to the same periods in 2001.]


Electricity sales to final customers

As shown in the graphic above, the Electricity Rationing Program in force until February 2002 impacted electricity sales to final customers in the first quarter of 2002. Despite the increase in the volume of electricity sold since the second quarter of 2002, the new habits of consumers and Brazil's economic downturn did not permit energy sales to return to the same levels noted before the Electricity Rationing Program. Therefore, electricity sales reached 25,909GWh in the nine month period ended September 30, 2002, compared to energy sales of 26,546GWh in the nine month period ended September 30, 2001, a decrease of 2.40%. The most representative markets, industrial, residential and commercial, decreased 0.61%, 7.64% and 4.62%, respectively.


Electricity Supply

As a result of changes in certain assumptions adopted to calculate the rights and obligations arising from energy traded in the spot market (MAE), the Company recorded, in the third quarter of 2002, additional revenue of R$435,277, corresponding to CEMIG's right of reimbursement for the difference between the amounts payable to MAE and the price of R$49.26, as defined in a specific regulation.


Special rate adjustment

In accordance with the General Agreement of the Electricity Sector, CEMIG recorded in the nine month period ended September 30, 2002, additional revenue for the special rate adjustment for billing losses and a portion of expenses for energy traded on the spot market (MAE), arising from the Electricity Rationing Plan, in the amount of R$268,913.


Operating expenses

Since October 26, 2001, the differences between the sum of the uncontrollable costs (Parcel "A") considered in the computation for regular rate adjustments and the actual disbursements made by the Company are being compensated in subsequent regular rate adjustments and are recorded in current and noncurrent assets as prepaid expenses. After the regular rate adjustment is allowed, the expenses are transferred monthly to income on a linear amortization basis.

Operating expenses increased 24.64% compared to the same period of the prior year, in the amount of R$645,930, principally as a result of increases in electricity purchased for resale. The main variations in expenses are described below:

                                                                       Item 10


Personnel

The Company's Voluntary Termination Program cost accrual, in the amount of R$32,541, recorded in income for the nine month period ended September 30, 2001, and higher amounts transferred to Property, Plant and Equipment under Construction in Progress in the current year explain the decrease of 8.28% in personal expense.


                                                         Nine month period ended September 30,
                                                         -------------------------------------
                                                                2002                2001                  %
                                                         -------------------  -----------------  ---------------
    Salary and related charges                                      395,830            387,241             2.22
    Post retirement benefits                                         24,419             22,672             7.71
    Welfare benefits                                                 39,110             45,130          (13.34)
                                                         -------------------  -----------------  ---------------
                                                                    459,359            455,043             0.95
    Amounts transferred to construction costs                      (69,185)           (60,257)            14.82
                                                         -------------------  -----------------  ---------------
                                                                    390,174            394,786           (1.17)
    Voluntary Termination Program                                     1,753             32,541          (94.61)
                                                         -------------------  -----------------  ---------------
                                                                    391,927            427,327           (8.28)
                                                         ===================  =================  ===============


Electricity purchased for resale

Electricity purchased for resale increased 78.53% due basically to the increase in expenses for energy purchased in the spot market (MAE) for the nine month period ended September 30, 2002 and additionally, to ANEEL's review of certain assumptions adopted to calculate the amounts to be paid relating to energy purchased in the spot market (MAE) during the electricity rationing period. In the prior year period, since the information related to spot market
(MAE) transactions was not available, the expenses relating to energy traded on the spot market were recorded only in December 2001. The electricity purchased for resale increase in the third quarter of 2002, in the amount of R$454,582, was partially offset by an energy supply increase in the amount of R$435,277, as previously described.

Outside services

These expenses increased 6.81% mainly due to the adjustment of prices for service contracts, related to meter reading, delivery of bills to consumers and collection services.


Employee post-retirement benefits

Employee post-retirement benefit expenses refer basically to the accrual of the net periodic cost, defined by an independent actuarial computation.


Financial income (expenses)

The main factors that impacted the financial items are as follows:

o Foreign net exchange losses of R$887,509 in the nine month period ended September 30, 2002 compared with foreign net exchange losses of R$456,428 in the nine month period ended September 30, 2001. In the nine month period ended September 30, 2002, the Brazilian real devalued 67.85% against the U.S. dollar, compared to 13.21% devaluation in the same period of 2001.
o An increase in financial income as a result of the monetary updating on the special rate adjustment, based on the SELIC (Central Bank overnight rate), in the amount of R$199,190.
o An increase of R$130,733 in income from temporary cash investments due to higher cash volume in 2002 and income from cash investments denominated in U. S. dollars.
o Interest on capital to be paid next year, recorded under Financial expenses, in the amount of R$120,000.

                                                                       Item 10


o Provision for devaluation to market value on National Treasury notes of R$70,579 compared to a provision of R$3,401 in the prior year due to the greater discount imposed by financial markets on transactions involving long term bonds.

Due to recognition of the allowance for losses on receivables from the Minas Gerais State Government in 2002, CEMIG has recorded interest and monetary restatement only for the third contractual amendment signed with the Minas Gerais State Government in October 2002. See more information in Note 8 of the quarterly information as of September 30, 2002.


Extraordinary loss

The Company has recognized an allowance for losses on accounts receivable under the contract for the recoverable deficit account (CRC) with the Minas Gerais State Government related to the second amendment signed in October 2002, in the amount of R$1,045,325. The allowance has been recognized since there is no additional guarantee in such amendment that assures realization of the recorded asset.


Other non operating expenses, net

The other non operating expenses decreased due to higher losses in 2001 related to economic feasibility studies and projects and to losses recorded in the amount of the R$32,969 related to the Machado Mineiro power plant.



                                                         Nine month period ended September 30,
                                                         -------------------------------------
                                                                2002                2001                  %
                                                         -------------------  -----------------  ---------------

Net losses on deactivation and disposal of assets                   10,881             32,746         (66.77)
FORLUZ - Administrative costs                                        6,544              6,476           1.05
Losses on projects                                                     444             21,778         (97.96)
Other                                                                1,093                546         100.18
                                                         -------------------  -----------------  ---------------
                                                                    18,962             61,546         (69.19)
                                                         ===================  =================  ===============


Income and social contribution taxes

In the nine month period ended September 30, 2002, the Company recorded credits of R$112,279 on a pre tax loss of R$1,361,318 compared to credits of R$93,915 on pre tax loss of R$274,485 in the nine month period ended September 30, 2001.

                                                                       Item 10


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF CONSOLIDATED OPERATIONS:
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 COMPARED TO THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001



Management's discussion and analysis of results of the Company operations also substantially covers the results of consolidated operations for the periods presented.

                                                                       Item 10


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------

OTHER RELEVANT INFORMATION

Information not reviewed by independent accountants


CORPORATE GOVERNANCE

CEMIG has sought to implement the best corporate governance practices in order to optimize its performance, through improvements in information disclosed to the markets and to all interested parties, including investors, employees and creditors, facilitating its access to capital. These practices mainly involve transparency, equitable treatment of shareholders being accountable for the Company's actions.

Highlighted below are practices that CEMIG has already adopted:

     o The notices of general shareholders' meetings set forth in detail the meeting's agenda, including relevant items suggested by shareholders, and such meetings are held at convenient dates and times.

     o The share register, which sets forth the number of shares owned by each shareholder, can be obtained at any time for a service charge, in accordance with Article 100 of Law 6,404 of December, 15, 1976.

     o Documentation necessary to evidence the ownership of shares of CEMIG is accurately maintained, in order to permit the participation of its shareholders or their representatives at shareholders' meetings.

     o The Board of Directors, which has a unified term, has 11 technically qualified members, 2 of whom have finance and accounting experience. The Board of Directors seeks to advise CEMIG's executive officers to maximize its return on assets in order to aggregate value for the enterprise.

     o The shareholders' agreement is accessible to all shareholders at CEMIG's headquarters.

     o Preferred shares, as set forth in CEMIG's by laws, are entitled to a yearly 10% minimum dividend computed using par value. These shares become entitled to vote in the event that CEMIG fails to pay dividends during 3 consecutive years.

     o On a quarterly basis, the Company discloses reports prepared together with the financial statements to its Fiscal Council, which analyzes and discusses the financial statements, including the related internal and external risk factors.

     o In order to avoid conflicts of interest, the Board of Directors does not authorize its public accountants to provide consulting or other services to CEMIG.

     o CEMIG provides to the members of its Fiscal Council all information that may be needed to analyze the Company's main issues.

     o The Company adopts, in addition to the financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law and with accounting standards established by the CVM Comissao de Valores Mobiliarios (Brazilian Securities Commission), generally accepted accounting principles in the United States, or US GAAP, in order to prepare financial statements to be filed with the United States Securities and Exchange Commission - SEC.

     o The memorandum of suggestions on accounting and internal control procedures provided to CEMIG by its public accountants is submitted to the Board of Directors and to the Fiscal Council in order to evaluate the proposals and adoption of applicable measures.

                                                                       Item 10

     o Transactions with related parties are disclosed in CEMIG's financial statements and are conducted on an arm's length basis.

     o CEMIG's investor relations policy seeks to provide access to a wide range of investors through:
              o CEMIG's Internet home page, which is accessible to all investors and shareholders and contains material information related to CEMIG and its operations.
              o    Broad dissemination of the disclosure of CEMIG's results.
              o Live conferences accessible to everyone through CEMIG's Internet home page.

     o CEMIG has adopted Level 1 of the corporate governance standards established by the Bolsa de Valores de Sao Paulo BOVESPA (Sao Paulo Stock Exchange).

     o CEMIG has listed depositary receipts on foreign stock exchanges, in New York and Madrid.

     o CEMIG regularly pays dividends to its shareholders in accordance with the provisions of its by-laws.

In addition, CEMIG is considering the adoption of additional corporate governance practices that will be disclosed on a timely basis.

                                                                       Item 10

                             FINANCIAL DRIVERS


SHARE VALUE
(Expressed in Brazilian reais per thousand shares)
--------------------------------------------------------------------------------------------------------------
Item                     Unit           September 30, 2002        June 30, 2002            September 30, 2001
--------------------------------------------------------------------------------------------------------------
Book value                                      40.19                     42.92                   40.59
--------------------------------------------------------------------------------------------------------------
Market value            Common                  20.76                     29.79                   24.80
                     Preferred                  19.50                     32.00                   25.70
--------------------------------------------------------------------------------------------------------------


LIQUIDITY (excluding special liabilities)

--------------------------------------------------------------------------------------------------------------
Item                     Unit           September 30, 2002        June 30, 2002            September 30, 2001
--------------------------------------------------------------------------------------------------------------
Current ratio            Ratio                   0.61                      0.74                    0.75
--------------------------------------------------------------------------------------------------------------
Overall liquidity        Ratio                   0.68                      0.68                    0.70
--------------------------------------------------------------------------------------------------------------


DEBT LEVEL (excluding special liabilities)

--------------------------------------------------------------------------------------------------------------
Item                     Unit           September 30, 2002        June 30, 2002            September 30, 2001
--------------------------------------------------------------------------------------------------------------
Total assets               %                    59.56                     54.43                   43.67
--------------------------------------------------------------------------------------------------------------
Shareholders' equity       %                   147.28                    119.46                   77.52
--------------------------------------------------------------------------------------------------------------
Permanent assets           %                   100.21                     86.64                   62.78
--------------------------------------------------------------------------------------------------------------


PROFITABILITY

--------------------------------------------------------------------------------------------------------------
Item                     Unit           September 30, 2002        June 30, 2002            September 30, 2001
--------------------------------------------------------------------------------------------------------------
Shareholders' equity       %                   (20.44)                   (15.20)                  (3.02)
--------------------------------------------------------------------------------------------------------------
Operating margin           %                    11.51                     16.71                    5.04
--------------------------------------------------------------------------------------------------------------
Net margin                 %                   (25.89)                   (34.69)                  (6.27)
--------------------------------------------------------------------------------------------------------------
Return on  property,
plant and
equipment                  %                   (15.86)                   (12.37)                  (2.57)
--------------------------------------------------------------------------------------------------------------



                               OPERATING INDICES


INSTALLED CAPACITY

--------------------------------------------------------------------------------------------------------------
                                             September 30, 2002                        September 30, 2001
--------------------------------------------------------------------------------------------------------------
Installed capacity (in MW)                                   5,675                                      5,632
--------------------------------------------------------------------------------------------------------------



EFFICIENCY

--------------------------------------------------------------------------------------------------------------
                                                               For the nine-month period ended
--------------------------------------------------------------------------------------------------------------
Item                                    Unit                September 30, 2002            September 30, 2001
--------------------------------------------------------------------------------------------------------------
MWh per employee                        MWh                              3,332                          2,350
--------------------------------------------------------------------------------------------------------------
Consumers per employee                  No.                                484                            470
--------------------------------------------------------------------------------------------------------------


                                                                       Item 10




SERVICE QUALITY

--------------------------------------------------------------------------------------------------------------
                                                                        For the nine-month period ended
--------------------------------------------------------------------------------------------------------------
Item                                                  Unit          September 30,             September 30,
                                                                        2002                      2001
--------------------------------------------------------------------------------------------------------------
Average time needed to restore electricity            Hours                  4.01                     3.63
--------------------------------------------------------------------------------------------------------------
Electricity outage time - average per consumer        Hours                  8.39                     7.70
--------------------------------------------------------------------------------------------------------------
Outages experienced - average per consumer             No.                   5.00                     4.76
--------------------------------------------------------------------------------------------------------------





AVERAGE RATE
(Expressed in Brazilian reais per MWh)
--------------------------------------------------------------------------------------------------------------
                                                          For the nine-month period ended
--------------------------------------------------------------------------------------------------------------
Description                                     September 30, 2002                   September 30, 2001
--------------------------------------------------------------------------------------------------------------
Industrial                                             99.15                               85.17
--------------------------------------------------------------------------------------------------------------
Residential                                           270.70                              245.87
--------------------------------------------------------------------------------------------------------------
Commercial                                            235.25                              202.26
--------------------------------------------------------------------------------------------------------------
Rural                                                 146.22                              127.71
--------------------------------------------------------------------------------------------------------------
Others                                                155.00                              135.67
--------------------------------------------------------------------------------------------------------------
Final Consumers                                       148.93                              132.48
--------------------------------------------------------------------------------------------------------------





                             SHAREHOLDERS WHICH OWN MORE THAN 5% OF VOTING CAPITAL
                                            AS OF SEPTEMBER 30, 2002
---------------------------------------------------------------------------------------------------------------
                                 SHAREHOLDERS
                       ----------------------------------------------------------------------------------------
Number of shares               Minas Gerais            %                Southern Electric Brasil     %
                             State Government                                 Part. Ltda.
---------------------------------------------------------------------------------------------------------------
Common                         36,116,291,643         50.96                23,362,956,173             32.96
---------------------------------------------------------------------------------------------------------------
Preferred                       1,887,263,121          2.07                             -                  -
---------------------------------------------------------------------------------------------------------------
TOTAL                          38,003,554,764         23.44                23,362,956,173             14.41
---------------------------------------------------------------------------------------------------------------




                             OWNERS OF SOUTHERN ELECTRIC BRASIL PARTICIPACOES LTDA.
                                            AS OF SEPTEMBER 30, 2002

         ----------------------------------------------------------------------------------------
           Item                    Name                       Number of Sharequotas         %
         ----------------------------------------------------------------------------------------
             1     Cayman Energy Traders                              321,480,876         91.75
         ----------------------------------------------------------------------------------------
             2     524 Participacoes S/A                               28,913,419          8.25
         ----------------------------------------------------------------------------------------

         1 - Foreign Company
         2 - Registered Company. Fundo Opportunity Alfa FIA has 99.99% interest of the 8.25%.


                                                                       Item 10




                      CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND
                       FISCAL COUNCIL MEMBERS INTEREST AS OF SEPTEMBER 30, 2002 AND 2001


------------------------------------------------------------------------------------------------------------------------
                        NAME                                                  NUMBER OF SHARES
------------------------------------------------------------------------------------------------------------------------
                                                             September 30, 2002               September 30, 2001
                                                     -------------------------------------------------------------------
                                                          Common          Preferred          Common        Preferred
                                                     -------------------------------------------------------------------
CONTROLLING SHAREHOLDER                                 36,116,291,643    1,887,263,121   35,413,734,262  1,850,550,863

BOARD OF DIRECTORS
Djalma Bastos de Morais                                              -           13,400                -         13,140
Geraldo de Oliveira Faria                                            -            5,866                -          5,752
Alexandre de Paula Dupeyrat Martins                             10,198                1           10,000              1
Antonio Adriano Silva                                                -                1                -              1
Ayres Augusto Alvares da Silva Mascarenhas                           -                -          100,000      2,400,000
Marcelo Pedreira de Oliveira                                     5,099                -                -              -
Claudio Jose Dias Sales                                              1                -                1              -
Oderval Esteves Duarte Filho                                     5,099                -            5,000              -
Nelcy Pereira Pena                                                   -                -                -              1
Marco Antonio Rebelo Romanelli                                       1                -                -              -
Sergio Roberto Belisario                                             -                1                -              -
Sergio Lustosa Botelho Martins                                       -                -            5,000              -
David Travesso Neto                                                  1                -                1              -
Ataide Vilela                                                        -                1                -              1

EXECUTIVE OFFICERS
Djalma Bastos de Morais                                              -           13,400                -              -
Guy Maria Villela Paschoal                                       2,854                -                -              -
Aloisio Marcos Vasconcelos Novais                                    -                -                -              -
Stalin Amorim Duarte                                                 -          106,544                -        104,472
Cristiano Correa de Barros                                           1        1,325,790                -              -
Elmar de Oliveira Santana                                            -                -                -              -

FISCAL COUNCIL
Joao Pedrosa Castello                                                -           12,644                -         12,399
Aristoteles Luiz Menezes Vasconcellos Drummond                       -                -                -              -
Luiz Otavio Nunes West                                               -                -                -              -
Bruno Constantino Alexandre dos Santos                               -                -                -              -
Ronald Gastao Andrade Reis                                           -                -                -              -
------------------------------------------------------------------------------------------------------------------------



                            NUMBER OF SHARES AVAILABLE ON MARKET AS OF JUNE 30, 2002


----------------------------------------------------------------------------------------------------------------------
                                Common              %         Preferred          %             Total             %
----------------------------------------------------------------------------------------------------------------------
              09/30/2002        34,754,711,629      49         88,180,156,856      97        122,934,868,485       76
----------------------------------------------------------------------------------------------------------------------


                                                                       Item 10


(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
--------------------------------------------


CHANGED INFORMATION DESCRIPTION




CVM letter, dated January 7, 2003, requested the filing of new quarterly information as of June 30, 2002 to include the allowance for losses on accounts receivable from the Minas Gerais State Government, as described in
Note 8. Therefore, the Company decided to also file new quarterly information as of September 30, 2002, including such allowance.

                                                                       Item 11

                                                                     UNAUDITED



Companhia Energetica de Minas Gerais - CEMIG


Consolidated Financial Statements


September 30, 2002

                                                                       Item 11



                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                          CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

                       (Expressed in millions of reais)


                                  A S S E T S



                                                                                                      December 31,
                                                                                     September 30,       2001
                                                                                         2002          (Audited)
                                                                                     -------------    --------------
CURRENT ASSETS:
   Cash and cash equivalents (note 6)                                                        268                218
   Restricted investments (note 7)                                                           315                602
   Accounts receivable, net (note 8)                                                         771                485
   Accounts receivable - Use of basic transmission network                                    20                 18
   Deferred regulatory assets (note 3)                                                       286                259
   Recoverable taxes                                                                         132                 86
   Other                                                                                     171                 84
                                                                                          ------             ------
                                                                                           1,963              1,752
                                                                                          ------             ------
INVESTMENTS (note 10)                                                                        536                437
                                                                                          ------             ------
PROPERTY, PLANT AND EQUIPMENT, NET (note 11)                                              10,021              9,841
                                                                                          ------             ------

OTHER ASSETS:
   Marketable securities - Available for sale                                                57                 70
   Deferred regulatory assets (note 3)                                                     1,656              1,245
   Receivable  from  Federal   Government  in  respect  of  bonus  paid  and
      rationing adoption costs incurred (note 4)                                              97                123
   Restricted investments (note 7)                                                            66                 18
   Deferred income taxes, net (note 5)                                                       302                  -
   Account receivable from State Government (note 9)                                         626                451
   Other                                                                                     232                125
                                                                                          ------             ------
                                                                                           3,036              2,032
                                                                                          ------             ------
                                Total assets                                              15,556             14,062
                                                                                          ======             ======


           The accompanying condensed notes are an integral part of these consolidated balance sheets.


                                                                       Item 11

                                                                     UNAUDITED


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                          CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

         (Expressed in millions of reais, unless otherwise indicated)

                     LIABILITIES AND SHAREHOLDERS' EQUITY



                                                                                                      December 31,
                                                                                     September 30,       2001
                                                                                         2002          (Audited)
                                                                                     -------------    --------------

CURRENT LIABILITIES:
   Accounts payable to suppliers (note 12)                                                 1,256                945
   Payroll and related charges                                                               113                 97
   Taxes payable (note 13)                                                                   271                219
   Dividends and interest on capital                                                         139                105
   Current portion of long term financing (note 14)                                        1,112                451
   Regulatory charges payable                                                                 69                 52
   Advanced billings of electric power                                                         -                 42
   Employee profit sharing                                                                    22                 35
   Other                                                                                      63                 66
                                                                                          ------             ------
                                                                                           3,045              2,012
                                                                                          ------             ------
LONG TERM LIABILITIES:
   Long-term financing (note 14)                                                           2,664              2,029
   Employee post-retirement benefits (note 15)                                             1,681              1,627
   Accrued liability for contingencies (note 16)                                             335                319
   Accounts payable to suppliers (note 12)                                                   418                364
   Taxes payable (note 13)                                                                   201                  -
   Deferred income taxes, net (note 5)                                                         -                 46
   Surcharge applied to consumers (note 4)                                                     -                 26
   Other                                                                                     108                 94
                                                                                          ------             ------
                                                                                           5,407              4,504
                                                                                          ------             ------
MINORITY INTEREST                                                                             34                  3
                                                                                          ------             ------
SHAREHOLDERS' EQUITY:
   Capital stock
     Preferred - 91,210,523 thousand shares authorized, issued and outstanding as of September 30, 2002 (89,436,237 thousand shares as
        of December 31, 2001)                                                                804                786
     Common - 70,874,168  thousand shares authorized, issued and outstanding as of September 30, 2002 (69,495,478 thousand shares as of December
        31, 2001)                                                                            624                610
                                                                                          ------             ------
                                                                                           1,428              1,396
   Additional paid in capital                                                              3,170              3,170
   Appropriated retained earnings                                                          3,101              3,133
   Unappropriated retained earnings (loss)                                                  (385)                79
   Accumulated other comprehensive loss                                                     (244)              (235)
                                                                                          ------             ------
                                                                                           7,070              7,543
                                                                                          ------             ------
                 Total liabilities and shareholders' equity                               15,556             14,062
                                                                                          ======             ======

            The accompanying condensed notes are an integral part of these consolidated balance sheets.


                                                                       Item 11

                                                                     UNAUDITED


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

 CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
     (Expressed in millions of reais, except share and per share amounts)


                                                                                       Nine months ended
                                                                                         September 30,
                                                                              -----------------------------------
                                                                                   2002                 2001
                                                                              --------------       --------------
NET OPERATING REVENUES:
   Electricity sales to final customers (note 18)                                    3,943               3,487
   Regulatory extraordinary rate adjustment (note 3)                                   238                   -
   Electricity sales to the interconnected power system (note 18)                      117                  56
   Use of basic transmission network                                                   134                 114
   Other operating revenues                                                            143                 100
   Taxes on revenues (note 18)                                                      (1,054)               (884)
                                                                               -----------         -----------
         Total net operating revenues                                                3,521               2,873
                                                                               -----------         -----------
OPERATING COSTS AND EXPENSES:
   Electricity purchased for resale (note 19)                                       (1,029)               (815)
   Natural gas purchased for resale                                                    (75)                (53)
   Use of basic transmission network                                                  (220)               (205)
   Depreciation and amortization                                                      (521)               (479)
   Personnel                                                                          (377)               (405)
   Regulatory charges (note 19)                                                       (405)               (360)
   Third party services                                                               (180)               (167)
   Employee post retirement benefits (note 15)                                        (197)               (226)
   Materials and supplies                                                              (52)                (47)
   Other (note 19)                                                                    (172)               (178)
                                                                               -----------         -----------
         Total operating costs and expenses                                         (3,228)             (2,935)
                                                                               -----------         -----------
         Operating income (loss)                                                       293                 (62)
                                                                               -----------         -----------
FINANCIAL EXPENSES, NET (note 20):                                                    (747)               (349)
                                                                               -----------         -----------
         Loss before income taxes and minority interests                              (454)               (411)

INCOME TAXES - benefit (expense)  (note 5)
   Current                                                                            (137)                 31
   Deferred                                                                            348                 137
                                                                               -----------         -----------
                                                                                       211                 168
                                                                               -----------         -----------
MINORITY INTERESTS                                                                      10                   -
                                                                               -----------         -----------
NET LOSS                                                                              (233)               (243)
                                                                               -----------         -----------
OTHER COMPREHENSIVE INCOME (LOSS)
   Unrealized gains (losses) on available for sale security                            (13)                 22
   Income taxes                                                                          4                  (7)
                                                                               -----------         -----------
                                                                                        (9)                 15
                                                                               -----------         -----------
COMPREHENSIVE LOSS                                                                    (242)               (228)
                                                                               ===========         ===========
Weighted average number of common and preferred shares outstanding
    during  the period (thousands) for basic loss per thousand shares          160,683,368         158,931,715
                                                                               ===========         ===========
Basic loss per thousand common and preferred shares   In reais                       (1.45)              (1.53)
                                                                               ===========         ===========
Weighted average number of shares outstanding (thousands) during the
    period for diluted loss per thousand shares                                160,842,525         158,931,715
                                                                               ===========         ===========
Diluted loss per thousand common and preferred shares   In reais                     (1.45)              (1.53)
                                                                               ===========         ===========


       The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                       Item 11

                                                                     UNAUDITED


                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                       (Expressed in millions of reais)



                                                                                       Nine months ended
                                                                                         September 30,
                                                                              -----------------------------------
                                                                                   2002                 2001
                                                                              --------------       --------------
CAPITAL STOCK:
   Preferred shares
      Balance, beginning of the period                                                 786                 786
      Transfer from appropriated retained earnings                                      18                   -
                                                                                  --------            --------
      Balance, end of the period                                                       804                 786

   Common shares
      Balance, beginning of the period                                                 610                 610
      Transfer from appropriated retained earnings                                      14                   -
                                                                                  --------            --------
      Balance, end of the period                                                       624                 610
                                                                                  --------            --------
                                                                                     1,428               1,396
                                                                                  --------            --------
ADDITIONAL PAID-IN CAPITAL                                                           3,170               3,170
                                                                                  --------            --------
APPROPRIATED RETAINED EARNINGS:
   Fiscal incentive investment reserve
      Balance                                                                           45                  41
                                                                                  --------            --------
   Rate shortfall reserve -
      Balance, beginning of period                                                   2,680               2,680
      Transfer to capital stock                                                        (32)                  -
                                                                                  --------            --------
      Balance, end of the period                                                     2,648               2,680
                                                                                  --------            --------
   Unrealized income reserve
      Balance                                                                          314                 484
                                                                                  --------            --------
   Legal reserve -
     Balance                                                                            94                  94
                                                                                  --------            --------
                                                                                     3,101               3,299
                                                                                  --------            --------
UNAPPROPRIATED RETAINED EARNINGS (LOSS):
      Balance, beginning of the period                                                  79                 735
      Net Loss                                                                        (233)               (243)
      Dividends                                                                       (231)                  -
                                                                                  --------            --------
      Balance, end of the period                                                      (385)                492
                                                                                  --------            --------

ACCUMULATED OTHER COMPREHENSIVE LOSS:
      Balance, beginning of the period                                                (235)               (438)
      Other comprehensive income (loss)                                                 (9)                 15
                                                                                  --------            --------
      Balance, end of the period                                                      (244)               (423)
                                                                                  --------            --------
      Shareholders' equity at end of the period                                      7,070               7,934
                                                                                  ========            ========


       The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                       Item 11

                                                                     UNAUDITED


                                                                   Page 1 of 2
                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

                       (Expressed in millions of reais)



                                                                                       Nine months ended
                                                                                         September 30,
                                                                              -----------------------------------
                                                                                   2002                 2001
                                                                              --------------       --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Loss                                                                           (233)               (243)
   Adjustments to reconcile net loss to net cash provided by
     operating activities -
     Depreciation and amortization                                                     521                 479
     Deferred regulatory assets                                                       (238)                  -
     Monetary variation and exchange rate variation loss                               463                  62
     Loss on disposal of property, plant and equipment                                  16                  75
     Employee post-retirement benefits                                                  54                  98
     Provision for contingencies and doubtful accounts receivable

                                                                                        33                  10
     Deferred income taxes                                                            (348)               (137)
     Other                                                                             (14)                 24

   Decrease (increase) in operating assets -
     Accounts receivable                                                              (283)                134
     Recoverable taxes                                                                 (39)                  9
     Deferred regulatory assets                                                          5                   -
     Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred, net of surcharge applied to
      consumers                                                                          -                 (34)
     Judicial deposits                                                                 (49)                  -
     Other                                                                            (125)                (75)

   Increase (decrease) in operating liabilities -
     Accounts payable to suppliers                                                     268                  65
     Payroll and related charges                                                        16                  33
     Taxes payable                                                                     253                  49
     Regulatory charges payable                                                         17                 (19)
     Advanced billings of electric power                                               (42)                (36)
     Accrued interest on long term financing                                           325                 210
     Receivable from Federal Government in respect of bonus paid and rationing adoption costs incurred, net of surcharge applied
        to consumers                                                                     -                 (34)
     Other                                                                              14                  24
                                                                                  --------            --------
              Net cash provided by operating activities                                614                 728
                                                                                  ========            ========


                                                                       Item 11

                                                                     UNAUDITED


                                                                                                   Nine months ended
                                                                                                     September 30,
                                                                                                 ---------------------
                                                                                                  2002           2001
                                                                                                 -----           -----
CASH FLOWS FROM INVESTING ACTIVITIES:
   Restricted short term investments                                                               239            (22)
   Acquisition of new investments                                                                 (286)           (31)
   Acquisition of property, plant and equipment                                                   (433)          (298)
                                                                                                 ------          -----
              Net cash used in investing activities                                               (480)          (351)
                                                                                                 ------          -----

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term financing                                                   287            263
   Repayment of long-term financing                                                               (207)          (252)
   Advance from minority shareholder for future capital increase in subsidiary                      12               -
   Dividends and interest paid on capital                                                         (176)          (170)
                                                                                                 ------          -----
              Net cash used in financing activities                                                (84)          (159)
                                                                                                 ------          -----
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                           50            218
                                                                                                =======         ======

CASH AND CASH EQUIVALENTS:
   Beginning of the period                                                                         218            303
   End of the period                                                                               268            521
                                                                                                 ------          -----
                                                                                                    50            218
                                                                                                =======         ======
SUPPLEMENTARY CASH FLOW DISCLOSURE:
   Taxes paid - income and social contribution taxes                                                42             15
   Interest paid, net of interest capitalized                                                      123            124

 The accompanying condensed notes are an integral part of these consolidated financial statements.


                                                                       Item 11


                 COMPANHIA ENERGETICA DE MINAS GERAIS   CEMIG

           CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

     (Amounts expressed in millions of reais, unless otherwise indicated)


1. THE COMPANY AND ITS OPERATIONS

Companhia Energetica de Minas Gerais - CEMIG ("CEMIG" or the "Company") is a partly state-owned company (sociedade de economia mista), organized under the laws of the Federative Republic of Brazil ("Brazil") and controlled by the government of the State of Minas Gerais (the "State Government"). The Company's principal business activities are the construction and operation of systems used in the generation, transmission, distribution and sale of electric energy. The Company also conducts business in certain related activities.

As a concessionaire of electric utility services, the Company is subject to regulations set by the Agencia Nacional de Energia Eletrica (the Brazilian National Electric Energy Agency or "ANEEL"), an agency of the Brazilian Federal Government (the "Federal Government").

The following are the Company's operational subsidiaries as of September 30, 2002:

o Sa Carvalho S.A. ("Sa Carvalho") (100.00% interest) - Its principal activities are the production and sale of electric energy from the Sa Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

o Usina Termica Ipatinga S.A. ("Ipatinga") (100.00% interest) - Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant
    located on the premises of Usinas Siderurgicas de Minas Gerais   USIMINAS,
    a large steel manufacturer;

o   Companhia de Gas de Minas Gerais   GASMIG ("GASMIG") (95.17% interest)
    Its principal activities are the operation, production, acquisition, storage, transportation and distribution of natural gas and related products. In 1993, GASMIG was granted a 30 year concession by the State Government to perform these activities; and

o   Empresa de Infovias S.A. ("Infovias") (94.89% interest)   Its principal
    activities are rendering telecommunications services and developing related activities through integrated systems using optical fiber cable, coaxial cable, electronic equipment and other items. The Company acquired Infovias' control in June, 2002, through the acquisition of shares from AES Forca e Empreendimentos Ltda.

Additionally, the Company has a 100% interest in each of the following pre operational companies:

o   Horizontes Energia S.A.   Its principal activities will be the production
    and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, both located in the State of Minas Gerais, and Salto Voltao and Salto do Passo Velho hydroelectric power plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, Horizontes Energia S.A. during the third quarter of 2002.

                                                                       Item 11
                                                                     UNAUDITED

o Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A. Their principal activities will be the production and sale of electric energy, as independent power producers.

o   Efficientia S.A.   Its principal activities will be rendering efficiency,
    optimization and energy solutions services, and rendering operation and management services in energy supply facilities.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In preparing financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. The Company's financial statements therefore include various estimates concerning (i) the recoverability of deferred regulatory assets, (ii) valuation allowances for accounts receivable, deferred tax assets and account receivable from State Government, (iii) the useful lives of property, plant and equipment, (iv) provisions necessary for contingent losses, (v) estimates of employee post retirement benefit obligations and other similar evaluations.

The interim financial statements as of and for the nine months ended September 30, 2002 and 2001 have been prepared in accordance with U.S. GAAP, which differ in certain respects from the Brazilian accounting practices applied by CEMIG in its statutory financial statements that are prepared and filed in accordance with the rules of the Brazilian Securities Commission (the "CVM"). The interim financial statements were prepared on a basis consistent with the financial statements as of and for the year ended December 31, 2001.

The interim financial statements included in this report have been prepared by the Company without audit. In the opinion of management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the operating results for the full year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of and for each of the years in the three year period ended December 31, 2001 contained in CEMIG's Annual Report on Form 20 F, as filed with the United States Securities and Exchange Commission on March 26, 2003 (Registration No. 1 15224).

The consolidated financial statements for the year ended December 31, 2001 included the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina
Termica Ipatinga S.A. and Companhia de Gas de Minas Gerais   GASMIG. The
consolidated financial statements for the nine months ended September 30, 2002 include the accounts of CEMIG and its subsidiaries Sa Carvalho S.A., Usina
Termica de Ipatinga S.A., Companhia de Gas de Minas Gerais   GASMIG, Empresa
de Infovias S.A., Cemig PCH S.A., Cemig Capim Branco S.A., UTE Barreiro S.A., Efficientia S.A. and Horizontes Energia S.A..

                                                                       Item 11
                                                                     UNAUDITED

3. DEFERRED REGULATORY ASSETS

An emergency energy rationing program (the "Energy Rationing Plan") was created by the Federal Government's Executive Order No. 2148, of May 22, 2001, to reduce energy consumption and avoid unplanned interruption in power supply. Average reduction in monthly consumption of electricity during the rationing period was estimated at 20% of the actual consumption for the months of May, June and July 2000. The energy rationing became effective on June 1, 2001 and ended February 28, 2002, when the Federal Government determined that the water levels in the reservoirs serving Brazil's hydroelectric facilities had returned to normal.

As a result of the Energy Rationing Plan, many electric generation and distribution companies in Brazil, including CEMIG, experienced a reduction in their profit margins, as their physical and personnel structures could not be reduced in line with the consumption reduction quotas imposed. Thus, they continued incurring fixed costs without earning corresponding revenue.

In December 2001, the Federal Government and the electric utilities in Brazil affected by the Energy Rationing Plan signed an industry wide agreement (the General Agreement of the Electricity Sector or the "General Agreement" or the "Agreement") to regain the financial economic equilibrium of the existing concession contracts and recover revenues relating to the period during which the Energy Rationing Plan was in effect.

The Agreement addressed margin losses incurred by the electric distribution and generation companies during the period that the Energy Rationing Plan was effective, additional Parcel "A" costs for the period from January 1, 2001 to October 25, 2001 and costs of energy purchased in the spot market through the Mercado Atacadista de Energia (the Wholesale Energy Market or "MAE") up to December 2002. These items will be recovered by an extraordinary rate adjustment as follows:

     I. an increase of 2.90% for rural and residential consumers (excluding low income consumers), lighting streets and high tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production cost and fulfill certain criteria, related to charge and demand energy factors which were determined by ANEEL's Resolution No. 130, dated April 30, 2002.
     II.  an increase of 7.90% for all other consumers.

According to ANEEL's Resolution No. 484, of August 29, 2002, the extraordinary rate adjustment for CEMIG is to be in force for a maximum period of 82 months, as from January 2002 and bearing interest equivalent to the SELIC interest rate (Brazilian benchmark interest rate). The Company recorded a provision for loss on deferred regulatory assets, in the amount for R$170 as of September 30, 2002, considering its recoverability projections for the 82 month recovery period allowed to the Company by ANEEL. The deferred regulatory assets are periodically compared with the Company's recoverability projections, which are constantly reviewed by Management, according to market conditions, changes in regulation and other similar events. The balance of the provision is adjusted accordingly.

                                                                       Item 11
                                                                     UNAUDITED

The special rate adjustment mentioned will be used in the compensation of the following items:

                                                                                                                December 31,
                                                                                            September 30,           2001
                                                                                                 2002            (Audited)
                                                                                            -------------       ------------

        Revenue losses (expected to be recovered within 24 months) incurred
          during the rationing period                                                             453                398

        Additional Parcel "A" costs:
           - Period from January 1, 2001 to October 25, 2001                                      308                273
           - Period from October 26, 2001 and thereafter                                          356                139
       Recording of energy transactions on the MAE                                                995                844

                                                                                                2,112              1,654
                                                                                                -----              -----
       (-) Provision for loss on deferred regulatory assets (computed based
          on an 82 month period)                                                                 (170)              (150)
                                                                                                =====              =====
                                                                                                1,942              1,504

       Current assets                                                                             286                259
       Other assets                                                                             1,656              1,245

During the nine month period ended September 30, 2002, the Company collected R$183 as a result of application of the extraordinary rate adjustment.

The VAT related to the rationing program revenue, amounting to R$260 as of September 30, 2002 (R$301 as of December 31, 2001), only becomes an obligation to be recorded in the financial statements once the customers are billed; therefore, no provision related to this tax was recorded. The Company passes all VAT amounts received from customers on to the State Government.

a) Recovery of revenue losses incurred during the Energy Rationing Plan

Although CEMIG's total revenue losses were R$877 as of September 30, 2002 (R$724 as of December 31, 2001), CEMIG recorded a regulatory asset on a U.S. GAAP basis in the amount of R$453 as of September 30, 2002 (R$398 as of December 31, 2001), in accordance with consensus described on Emerging Issues
Task Force   EITF 92 07, "Accounting by Rate Regulated Utilities for the
Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the asset.

The accrued amount related to this asset, which will be reimbursed through the special rate adjustment is monetarily restated based on SELIC from January 1, 2002 until collection.

b) Recovery of additional Parcel "A" costs

ANEEL Resolution No. 90, dated February 18, 2002, established procedures for the compensation of some Parcel "A" costs for the period from January 1, 2001 to October 25, 2001. The base amount to be reimbursed is equal to the difference between the Parcel "A" costs actually incurred and the estimated Parcel "A" costs used for purposes of computing the most recent annual rate adjustment prior to the Energy Rationing Plan. This amount will bear interest at the SELIC rate from the day that the actual cost was paid until the date of compensation.

On October 25, 2001, the Federal Government, through Executive Act No. 296, created a tracking account mechanism to control the variation of Parcel "A" costs for rate adjustment calculation purposes. This account is comprised of the amounts resulting from the difference between the Parcel "A" costs actually incurred, from October 26, 2001 and thereafter, and the estimated Parcel "A" costs used for purposes of computing the annual rate adjustment as from April 8, 2001.

                                                                       Item 11
                                                                     UNAUDITED


The amounts determined for the period from October 26, 2001 and thereafter are recorded as a deferred regulatory asset, as follows:


                                                    Values to be    Values to be                         Total
                                                    compensated     compensated         Total        December 31,
                Parcel "A" Items                    until April     after April,    September 30,         2001
                                                       2003             2004             2002          (Audited)
                                                    ------------    ------------    -------------    ------------

System service charges                                     -            114               114               84
Itaipu Binacional electricity purchase rate               24            237               261               35
Itaipu Binacional electricity transport rate               1              2                 3                1
Fuel usage quota - CCC                                     7            (62)              (55)              11
Rate for use of basic transmission network                 6             26                32                8
Charges for use of water resources                         -              1                 1                -
                                                         ===            ===               ===              ===

                                                          38            318               356              139
                                                         ===            ===               ===              ===

The Company recorded System service charges related to the period from September 2000 to September 2002, which are expected to be paid in 2003, in accordance with information provided by the MAE.

c) Energy transactions on the MAE and other

(c.1) Recording of energy transactions on the MAE and other

During the period of the Energy Rationing Plan in Brazil, electricity utilities, including CEMIG, made a substantial number of energy purchases on the spot market through the MAE in order to supply their customers. During this period, the prices for spot market energy were often significantly higher than the prices set forth in initial energy purchase contracts.

Costs related to energy sold on the MAE are being prorated among consumers supplied by the Brazilian interconnected power system through an extraordinary rate adjustment, as from January 2002. The amount to be passed along to consumers through the rate adjustment is calculated based on the amount of energy purchased on the MAE during the period from May 1, 2001 until the end of the rationing period, and equals the difference between the energy purchase price on the MAE and R$49.26/MWh (which is the initial contract average cost for the period). Generators will not be reimbursed with respect to MAE energy purchases at a price less than or equal to R$49.26/MWh.

(c.2) Financial settlement of the MAE transactions

On February 18, 2003, CEMIG settled 50% of its outstanding obligations relating to MAE transactions. In connection with this settlement, CEMIG disbursed R$335 to the MAE agents.

The funds required for this settlement were obtained through a loan agreement dated February 7, 2003 between the Company and BNDES.

CEMIG is required to settle the remaining 50% of its outstanding MAE amounts after the completion of a review that will be performed by independent auditors on data provided by MAE to the concessionaires. Under the General Agreement, BNDES must provide additional financing in connection with such additional settlement.

This independent review, as well as the outcome of certain judicial claims brought by market participants (including CEMIG) concerning the interpretation of the market rules in force, may result in the recalculation of the transaction data figures previously provided by MAE. Such a recalculation may impact the Company's future results of operations and cash flows.

                                                                       Item 11
                                                                     UNAUDITED


4. BONUS PAID, SURCHARGES AND RATIONING ADOPTION COSTS INCURRED

Through Federal Government Executive Act No. 2,152 2, dated June 1, 2001, the Federal Government determined that residential consumers whose electric energy consumption was lower than the target consumption levels during the period of the Energy Rationing Plan would be entitled to receive a bonus, limited to their electric energy invoice amount, and that all consumers whose consumption exceeded the target would be subject to surcharges, calculated based on the effective consumption in excess of such target, as established by the Energy Crisis Committee.

ANEEL established specific accounts and controls to record the effects of the Rationing Program involving the bonus, surcharge and related costs. The related balances as of September 30, 2002 are as follows:

         Other Assets
         Receivable from Federal Government in respect of bonus paid to consumers
          that consumed less than the target consumption                                 69
         Receivable from Federal Government in respect of costs related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on
          consumer rates                                                                 28
                                                                                         ---
                                                                                         97
                                                                                         ===

In 2002, the Company recorded additional reimbursable bonuses and costs related to the Energy Rationing Plan of R$74 and R$13, respectively.

In the second half of 2002, upon ANEEL approval, CEMIG received approximately R$128 in reimbursement for consumer bonuses paid.

The remaining net amount to be received by CEMIG, of approximately R$24, is under negotiation with ANEEL. The surcharges represented by this amount were not billed or collected from the consumers as they are currently the subject of a judicial dispute. Management does not expect losses relating to the realization of this outstanding amount.

According to ANEEL Resolution No. 600, dated October 31, 2002, operational costs of approximately R$32 related to the adoption of the Energy Rationing Plan in excess of the 2.00% surcharge on consumer tariffs will be reimbursed upon approval by ANEEL.

                                                                       Item 11
                                                                     UNAUDITED

5. DEFERRED INCOME TAXES

Income taxes in Brazil include federal income tax and social contribution on income (which is an additional federal income tax). For U.S. GAAP purposes, the statutory annual rates applicable are 25% for federal income tax and 8% for social contribution tax at September 30, 2002 and 2001. On December 30, 2002, the Federal Government issued Law No. 10,637 that determines the increase on the social contribution tax rate from 8% to 9%, beginning on January 1, 2003.

(a) Income tax reconciliation

The amounts reported as income tax benefit in the financial statements are reconciled to the statutory rates as follows:


                                                                              Nine months ended
                                                                                September 30,
                                                                             --------------------
                                                                             2002          2001
                                                                             ----          ----

Loss before income taxes and minority interests                             (454)           (411)
                                                                            ====            ====
Income taxes rate   33% rate                                                 150             136
Effects of:
   Interest on capital deductibility                                          39               -
   Special liabilities amortization                                           23              21
   Social contribution on depreciation                                        (7)             14
   Rate difference                                                             4              (7)
   Others                                                                      2               4
                                                                            -----           -----
Tax benefit in the statement of operations                                   211             168
                                                                            ====            ====

(b) Analysis of deferred tax balances

Tax rate changes are enacted in the year prior to the year in which they become effective. As of September 30, 2002 and December 31, 2001, the deferred tax balances have been computed using a 34% rate, which is the rate expected to be in force upon realization. The major components of the deferred income taxes account in the balance sheet are as follows:

                                                                       Item 11
                                                                     UNAUDITED

                                                                                        December 31,
                                                                     September 30,          2001
                                                                         2002            (Audited)
                                                                     -------------      ------------
Other assets-
   Employee post retirement benefits                                      86                 74
   Tax loss carryforwards                                                367                192
   Temporary difference on regulatory assets                             185                151
   Other temporary differences                                           157                105
                                                                        ----               ----
                                                                         795                522
                                                                        ----               ----
Long term liabilities -
   Effects of differences between tax basis of non monetary
    assets relating to property, plant and equipment and
    amounts reported for U.S. GAAP                                      (493)              (568)
                                                                        ----               ----
                                                                        (493)              (568)
                                                                        ====               ====
   Net                                                                   302                (46)
                                                                        ====               ====


In the nine month period ended September 30, 2002 and 2001, deferred tax benefit and expense of R$4 and R$7, respectively, related to unrealized losses/gains on available for sale securities were recorded directly to shareholders' equity as other comprehensive loss.

During 2001, the Company amended its income tax return for the year ended December 31, 1997 to claim deductibility of pension costs accrued in its Brazilian Corporate Law financial statements. This amendment resulted in (i) the recognition of prepaid income and social contribution taxes in the amount of R$161, which was reclassified from Deferred income taxes to Recoverable taxes, classified as current assets, (ii) a reduction of Taxes payable in the amount of R$49, and (iii) the recognition of tax loss carryforwards, recorded considering the probable expected future profitability of CEMIG in subsequent fiscal years. The Company has been offsetting this prepaid income tax with federal tax liabilities.


6. CASH AND CASH EQUIVALENTS

The following table sets forth amounts of cash and cash equivalents for the dates indicated:


                                                                                        December 31,
                                                                     September 30,          2001
                                                                         2002            (Audited)
                                                                     -------------      ------------

Cash on hand and in banks                                                 38                 66
Short term investments, with original maturity of three
   months or less, mainly bank certificates of deposit and
   investment funds at fair value                                        230                152
                                                                         ----               ---

                                                                         268                218
                                                                         ===                ===


CEMIG has short term investments with interest income calculated based on the
Brazilian Interbank Certificates of Deposit   CDI rate.

7. RESTRICTED INVESTMENTS

The following table sets forth amounts of restricted investments for the dates indicated:

                                                                                        December 31,
                                                                        June 30,            2001
                                                                         2002            (Audited)
                                                                     -------------      ------------


Investments to be used in investment plan                                  148              468
Investments to be used in settlement of financing                          233              152
                                                                           ---              ---
                                                                           381              620
                                                                           ===              ===

Short-term                                                                 315              602

Long-term                                                                   66               18


On September 30, 2002 and December 31, 2001, the balances of R$148 and R$468, respectively, refer to short term investments, acquired with resources obtained from the issuance of debentures (note 17), with interest income calculated based on the variation of Brazilian Interbank Certificates of
Deposit   CDI and maturity dates that do not exceed 30 days.

These resources were used for the portion of the investment plan related to the expansion of the Company's energy generation, transmission and distribution operations, executed in 2002.

In compliance with Resolution No. 2,515 dated June 29, 1998 issued by the Brazilian Central Bank, when CEMIG extends the maturity of any foreign currency denominated financing, it must make deposits in respect of the principal amount of such extended financing into a short term investment escrow account so that at the final maturity date of the financing, such escrow account contains an amount equal to the entire principal amount due under the financing. The interest income is calculated based on the variation
of Brazilian Interbank Certificates of Deposit   CDI and U.S. dollar and
maturity dates that do not exceed 30 days. The restricted investments to be used in the investment plan are classified as current and other according to the maturity date of the respective financing.

                                                                       Item 11
                                                                     UNAUDITED


8. ACCOUNTS RECEIVABLE

The following table sets forth information concerning accounts receivable by type of consumers for the dates indicated.


                                                              Past due
                                                      -----------------------
                                                                                                           Total
                                                                                         Total          December 31,
                                                      Up to 90         Over 90       September 30,          2001
                                          Current        days            days            2002            (Audited)
                                          -------     ---------        --------      -------------      -------------
Residential                                 180          106              11                297                176
Industrial                                  141           72              34                247                181
Commercial                                   68           34               9                111                 77
Rural                                        22           11               3                 36                 24
Governmental entities                        19           40              25                 84                 37
Public services                              25           14               1                 40                 38
                                            ---          ---             ---                ---                ---

Subtotal                                    455          277              83                815                533
Distributors                                  5            -               2                  7                  6
                                            ---          ---             ---                ---                ---

                                            460          277              85                822                539
                                            ===          ===             ===                ===                ===
Allowance for doubtful accounts               -            -             (51)               (51)               (54)
                                            ---          ---             ---                ---                ---

                                            460          277              34                771                485
                                            ===          ===             ===                ===                ===


No single customer represented more than 10% of total receivables as of September 30, 2002 and December 31, 2001 and electricity sales to final customers for the nine months ended in September 30, 2002 and 2001.

In April 2002, our largest industrial client became a self power producer and as such ceased to purchase energy from the Company.


9. ACCOUNT RECEIVABLE FROM STATE GOVERNMENT

On May 2, 1995, the obligation to pay the remaining balance of the CRC account receivable, then R$867, was transferred from the Federal Government to the State Government through a credit assignment contract. In connection with this assignment, the State Government agreed to pay the amount due to the Company over 20 years, with an initial three year grace period, as restated based on the UFIR (Tax Reference Unit Index) and accruing interest at 6% per year.

In the event that the Company receives any payments or retains declared dividends to offset amounts not paid by the State Government, the Company is obligated to issue shares to all shareholders in proportion to their shareholding, transferring the principal amount of installments, from the
Appropriated retained earnings   Rate shortfall reserve to Capital Stock.

                                                                       Item 11
                                                                     UNAUDITED


Since May 1995, the credit assignment contract has been amended as follows:

a) First Amendment, signed on January 24, 2001:

In October 2000, the UFIR index was eliminated by the Federal Government. As a result, CEMIG negotiated and signed an amendment to the contract with the State Government to change the index used from the UFIR index to Indice Geral de Precos Disponibilidade Interna IGP DI (General market price index internal availability), as from November 1, 2000.

b) Second Amendment, signed on October 14, 2002 (the "Second Amendment"):

The Second Amendment refers to 149 monthly installment payments, with maturities from January 1, 2003 through May 1, 2015, in the total amount of R$860, adjusted to present value, as of September 30, 2002. These installments continued subject to an annual interest rate of 6%, and restated based on the IGP DI variation.

The Second Amendment was signed in accordance with Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. CEMIG's Board of Directors ratified this amendment on October 23, 2002.

b.1)  No payments made to date in 2003:

The State Government did not pay the first five installments due under the Second Amendment, due from January 1 to May 1, 2003, totaling R$69 in the aggregate. Management is currently negotiating the collection of the aforementioned past due amounts with the State Government.

b.2)  Provision for loss:

Since the Second Amendment did not include any guarantees that would assure the realization of the CRC receivable, CEMIG recorded a provision for loss in the amount of R$754 for this asset as of December 31, 2001 which corresponds to the total amount of the Second Amendment. On January 21, 2003 the Company's Board of Directors ratified such provision.

For income tax purposes, such provision is considered a permanent difference, since it involves a related party non deductible loss and, therefore, did not impact the deferred income and social contribution taxes.

CEMIG continues to negotiate the payment of the balance due to it under the Second Amendment, including the possibility of transfer of this obligation back to the Federal Government.

On January 29, 2003, the Company's Board of Directors authorized management to initiate judicial proceedings against the State Government in order to collect the past due installments.

c) Third Amendment, signed on October 24, 2002 (the "Third Amendment"):

The Third Amendment covers installments originally due but unpaid under the credit assignment contract from April 1, 1999 through December 1, 1999 and from March 1, 2000 through December 1, 2002. Under the Third Amendment, these unpaid installments, which totaled R$626 as of September 30, 2002 (R$451 as of December 31, 2001), are subject to annual interest of 12.00% and are monetarily restated based on the IGP DI variation. The Third Amendment requires repayment of these amounts over 149 monthly installments from January 2003 to May 2015. The Third Amendment allows CEMIG to retain annual dividends and interest on capital due to the State Government as a Company shareholder as an offset against any amounts not paid by the State Government.

                                                                       Item 11
                                                                     UNAUDITED


The Third Amendment was signed under authorization granted by Law No. 14,384, dated October 11, 2002, issued by the Minas Gerais State Legislature. The Company's Board of Directors ratified the Third Amendment on October 23, 2002.

c.1)  No payments made to date in 2003:

The State Government did not pay the first five installments under the Third Amendment, due from January 1 to May 1, 2003, totaling R$52 in the aggregate. Management is negotiating the collection of the aforementioned past due amounts with the State Government.

The projection of the Company's future operations indicates that the offsetting of the dividends and interest on capital corresponding to the State Government's share equity in the Company will be sufficient in the long term to assure the realization of the entire outstanding receivable covered by the Third Amendment, should the State Government continue in default. Management will monitor future events, which could impact the Company's dividend payment projections, in order to conclude whether an allowance relating to the Third Amendment is necessary.


10. INVESTMENTS

The following table describes the Company's investments:


                                                                                        December 31,
                                                                     September 30,          2001
                                                                         2002            (Audited)
                                                                     -------------      ------------
Consortia                                                                504                297
Goodwill on purchase of Infovias                                          21                  -
Other investments                                                         11                 13
Empresa de Infovias S.A.                                                   -                 65
Hydroelectric plants to be transferred to a subsidiary                     -                 62
                                                                         ---                ---
                                                                         536                437
                                                                         ===                ===

(a) Investments in other companies


In 2002, the Company acquired shares from AES Forca Empreendimentos Ltda. ("AES"), corresponding to 50.48% of Infovias' capital, of which 5.03% was acquired during the fourth quarter. The aggregate purchase price paid was R$87. These transactions increased CEMIG's interest in Infovias' capital from 49.44% to 99.92%. Therefore, as from June 30, 2002, CEMIG's consolidated Financial Statements include Infovias operations. The Company is assessing the effects arising from the application of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" to its 2002 financial statements as a result of this acquisition.

The Company's Board of Directors authorized CEMIG to provide a guarantee relating to a loan obtained by Infovias in the amount of US$40 million, which began amortizing in May 2002. Any installment paid by CEMIG in case of non payment by Infovias will be repaid to CEMIG in the form of preferred shares issued in connection with a capital increase of Infovias.

The independent auditor's report on the Infovias' financial statements as of December 31, 2002 has comments about (i) the deferred income and social contribution taxes and maintenance of VAT credits, which realization is based on future profit projections that depend on the contracts sign off, still under negotiations; (ii) the dependence on additional funds, provided either by shareholders or third parties, in order to finance its operations as well as to guarantee the realization of the assets recorded in its financial statements until the operating revenues are sufficient to do so.

                                                                       Item 11
                                                                     UNAUDITED


(b) Hydroelectric power plants to be transferred to a subsidiary

The Company transferred R$62 to Investments from Property, plant and equipment, after recognizing an impairment charge of R$33, of the Machado Mineiro and Salto do Paraopeba hydroelectric plants, both located in the State of Minas Gerais, and the Salto Voltao and Salto do Passo Velho hydroelectric plants, both located in the State of Santa Catarina. These plants were transferred to, and recorded as paid in capital of, a subsidiary, Horizontes Energia S.A., in the third quarter of 2002.


(c) Consortia

CEMIG is a partner in certain consortia for electricity generation projects. Each partner of each consortium has the right to take energy generated by the applicable power plant in an amount proportionate to the partner's investment.

CEMIG's participation in consortia, represented by the amounts already invested in the projects, is described as follows:

                                                                     Annual                                December 31,
                                                    CEMIG's       average rate of     September 30,            2001
                                                 participation     depreciation            2002              (Audited)
                                                 -------------    ---------------     --------------       --------------
 In service -
     Porto Estrela Hydroelectric Power Plant          33.33%           2.51%                  59                  72
     Igarapava Hydroelectric Power Plant              14.50%           2.51%                  51                  52

 Construction in progress -
     Queimado Hydroelectric Power Plant               82.50%                                 119                  74
     Funil Hydroelectric Power Plant                  49.00%                                 101                  52
     Aimores Hydroelectric Power Plant                49.00%                                 162                  47
     Cemig Capim Branco Hydroelectric Power
          Plants                                      20.00%                                  12                   -
                                                                                             ---                 ---
                                                                                             504                 297
                                                                                             ===                 ===

11. PROPERTY, PLANT AND EQUIPMENT

The following table describes the consolidated property, plant and equipment:

                                                       Annual average                          December 31,
                                                          rate of          September 30,          2001
                                                        depreciation           2002              (Audited)
                                                       --------------      --------------      ------------
In service -
   Generation -
    Hydroelectric                                            2.51%               7,760              7,629
    Thermoelectric                                           1.79%                 261                261
   Transmission                                              3.08%               1,415              1,403
   Distribution                                              5.10%               7,147              7,075
   Administration                                            9.63%                 459                447
   Other                                                     7.48%                 253                 48
                                                                                ------             ------
                                                                                17,295             16,863

Accumulated depreciation and amortization -
   Generation                                                                   (3,742)            (3,595)
   Transmission                                                                   (746)              (714)
   Distribution                                                                 (3,219)            (2,966)
   Administration                                                                 (284)              (252)
   Other                                                                           (32)               (11)
                                                                                ------             ------
                                                                                (8,023)            (7,538)
                                                                                ------             ------
Total in service                                                                 9,272              9,325
                                                                                ------             ------

Construction in progress -
   Generation                                                                      137                 82
   Transmission                                                                     91                 58
   Distribution                                                                    399                346
   Administration                                                                  100                 20
   Other                                                                            22                 10
                                                                                ------             -------
Total in construction in progress                                                  749                516
                                                                                ------             -------

Total                                                                           10,021              9,841
                                                                                ======              =====


Interest cost and monetary variation capitalized during the nine months ended in September 30, 2002 and 2001 was R$112 and R$32, respectively.

                                                                       Item 11
                                                                     UNAUDITED

12. ACCOUNTS PAYABLE TO SUPPLIERS


                                                                                        December 31,
                                                                    September 30,           2001
                                                                         2002            (Audited)
                                                                     -------------      ------------
Electricity suppliers -
     Furnas Centrais Eletricas S.A. (indexed to US dollar)                  363                213
     Spot market - MAE                                                      794                644
     Payments to generators for energy purchased on MAE                     418                364
     Others                                                                  31                 22
                                                                           -----             =====
                                                                          1,606              1,243
Supplies and services                                                        68                 66
                                                                           -----             =====
                                                                          1,674              1,309
                                                                          =====              =====
Current liabilities                                                       1,256                945
Long term liabilities                                                       418                364

The Spot market - MAE liability includes the energy purchased on the wholesale spot market during the period from September 2000 to September 2002, based on information provided by MAE, the spot market administrator. The definitive amounts and effective payment of this liability depends on the resolution of judicial claims currently pending, brought by market agents, including the Company, related to the interpretation of the market rules in force, as well as in obtaining the necessary financing, as more fully set forth in note 3.

13. TAXES PAYABLE

The following table describes the Company's accrued taxes payable:

                                                                                        December 31,
                                                                     September 30,          2001
                                                                         2002            (Audited)
                                                                     -------------      ------------
Short term
   Income tax                                                               78                 72
   Social Contribution tax                                                  29                 36
   Value added tax   ICMS                                                  118                 30
   Tax on billing   COFINS                                                  25                 52
   Others                                                                   21                 29
                                                                         -----                ---
                                                                           271                219
Long term
   Income tax                                                              110
   Social Contribution tax                                                  39
   Tax on billing   COFINS                                                  36
   Tax on billing   PASEP                                                   16
                                                                         -----                ---

                                                                           201

                                                                           472                219
                                                                           ===                ===

                                                                       Item 11
                                                                     UNAUDITED


CEMIG transferred to long term liabilities, the income tax, social contribution tax, COFINS and PASEP on special rate adjustment revenue, recorded in 2001 and 2002. This transfer was conducted in accordance with the Resolution of the Brazilian Federal Tax Authority (Secretaria da Receita Federal), issued in the third quarter of 2002, which allowed the payment of the mentioned obligations proportionally to the consumers' billing.

14. FINANCINGS

Composition of the Company's foreign loans and financings by currency and domestic currency indices is as follows:

                                                                                        December 31,
                                                                     September 30,          2001
                                                                         2002            (Audited)
                                                                     -------------      ------------
                                    Currency-

   United States Dollars                                                 2,353               1,255
   Euro                                                                     77                  15
   Units of accounts (basket of currencies)                                 48                  42
   German Marks                                                              -                  20
   Swiss Francs                                                              -                   2
   Others                                                                    -                   1
                                                                         ------              -----
                                                                         2,478               1,335
                                    Indices-

   Indice Geral de Precos de Mercado   "IGP-M"
   (General Market Price Index)                                          1,022                 866
   Indice Interno da Eletrobras - "FINEL"
   (Eletrobras Internal Index)                                             159                 174
   Unidade Fiscal de Referencia - "UFIR"
   (Tax Reference Unit)                                                     93                  89
   Others                                                                   24                  16
                                                                         ------              -----
                                                                         1,298               1,145
                                                                         ------              -----
                                                                         3,776               2,480
                                                                         =====               =====
Current                                                                  1,112                 451
Long-term                                                                2,664               2,029



The following table sets forth the increases for the periods indicated in the indices and the foreign currency / Brazilian real exchange rates for the principal foreign currencies used in the Company's loan and financing, expressed as a percentage:


                                                         Nine months ended September 30,
                                                         -------------------------------
                                                           2002                 2001
                                                         ---------            ----------
Currency-
    United States Dollars                                  67.85                36.61
    Euro                                                   86.74                32.26
    Units of accounts (basket of currencies)               75.70                35.24

Indices
    IGP-M                                                  10.54                 7.67
    FINEL                                                   2.04                 1.50


                                                                       Item 11
                                                                     UNAUDITED


15. EMPLOYEE POST-RETIREMENT BENEFITS

The Company sponsors a pension plan, administered by Fundacao Forluminas de Seguridade Social - FORLUZ (Forluminas Social Security Foundation, or "FORLUZ") covering substantially all of its employees. With respect to such plan, SFAS 87 "Employers' Accounting for Pensions" has been applied from and after January 1,1995. However, amortization of the net transition obligation existing at January 1, 1995 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became applicable for non-U.S. pension funds.

Until October 1997, the Company sponsored only a defined benefit pension plan. From September 29, 1997 to May 1, 1998, participants were permitted to elect to migrate to a new defined contribution plan. Those participants who elected to join the new plan had two options. The first was to maintain the benefit earned up to the date of migration in the defined benefit plan, with no further increases for salary increases or future services, and future contributions would be made to the new plan to the individual account. The second option for those participants who migrated to the defined contribution plan was to transfer the accumulated benefit as of that date to their individual account in the defined contribution plan. In both alternatives, the participants became fully vested in the benefits accumulated as of the migration date.

CEMIG has also established post-retirement health care plans and pays life insurance premiums for retirees. The accounting for these benefits is in accordance with SFAS 106 "Employers' Accounting for Post-retirement Benefits other than Pensions".

CEMIG has offered to its employees an incentive for early retirement, which consists of an additional amount, paid when the employee retires, of 10% of the employees' salary for each year worked for the Company. To obtain this benefit the employee must opt in writing indicating his intention to retire early. Accordingly, the costs of this incentive are recognized as individual employees opt for this benefit. CEMIG may withdraw this additional benefit at any time.

In the third quarter of 2002, CEMIG and its employees' labor unions, mainly represented by SINDIELETRO, , agreed on changes to the existing employee health care plans, which altered the contribution criteria that CEMIG, its employees and its retirees are responsible for and the types of benefits covered in each plan. Under this agreement, CEMIG is responsible for making annual payments up to the maximum amount of R$33, as adjusted according to the IGP-M index, to cover health expenses of employees and retirees. The implementation of these changes took place as of January 1, 2003. The effects arising from these changes cannot be estimated at this time. The respective actuarial assessment is currently in progress.

The changes in net liabilities for the nine months ended September 30, 2002 are as follows:


                                                                                              Post-retirement
                                                                      Defined benefit         health care and
                                                                        pension plan             insurance
                                                                      ---------------         ----------------
Net liabilities as of December 31, 2001                                   1,307                     320
Net periodic cost recorded on the statement of operations                   116                      59
Contribution paid                                                          (114)                     (7)
                                                                          ------                 -------
Net liabilities as of September 30, 2002                                  1,309                     372
                                                                          ======                   =====

Additionally, the Company recorded contribution expenses to the defined contribution plan for the nine months ended September 30, 2002 in the amount of R$22.

                                                                       Item 11
                                                                     UNAUDITED


16. ACCRUED LIABILITY FOR CONTINGENCIES

CEMIG and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business, regarding tax, labor, civil and other issues.

The Company believes that any loss in excess of the amounts provided for in respect of such contingencies will not have a material adverse effect on the Company's results of operations or financial position.

For those contingencies for which an adverse outcome has been deemed probable, the Company has made provisions for losses as follows:


                                                     December 31,
                               September 30,            2001
                                   2002               (Audited)
                               ----------------   -------------------

Labor claims                        64                    54
Civil lawsuits - Consumers          81                    74
Social contribution tax            128                   125
 Finsocial                          19                    19
 Civil lawsuits - Others            19                    22
 Others                             24                    25
                                   ---                 -----
                                   335                   319
                                   ===                   ===


Certain details relating to such provisions are as follows:

(a) Labor claims

The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$80 as of September 30, 2002 (R$68 as of December 31, 2001). CEMIG determined the amounts to be accrued based on the nature of the group of claims and the most recent court decisions.

(b) Civil lawsuits - Consumers

A number of industrial consumers have brought suits against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that economic stabilization plan. CEMIG determined the amounts to be accrued based on recent court decisions.

The total anticipated exposure to the Company for those suits, fully provided for, was R$81 as of September 30, 2002 (R$74 as of December 31, 2001).

(c) Social contribution tax

On June 28, 1991, the Federal Government enacted Law No. 8,200, regulating the monetary restatement for purposes of Brazilian Corporate Law financial statements and tax liability. Under this law, the Company was required to record complementary monetary restatement that was considered, through depreciation, amortization and write-offs of fixed assets, a deductible expense for income tax calculation. Such law did not clarify the proceedings regarding the deductibility of the complementary monetary restatement charged to income for social contribution tax purposes.

                                                                       Item 11
                                                                     UNAUDITED


The Company is deducting the amounts of depreciation, amortization and write-off relating to the complementary monetary restatement of Property, plant and equipment, for purposes of computation of social contribution tax on income. The Company believes that such deduction is in accordance with the provisions of Law No. 8,200. The Company estimates that its potential exposure in this matter is approximately R$128 as of September 30, 2002 (R$125 as of December 31, 2001) for which a provision has been recorded.

 (d) Finsocial

In 1994, CEMIG was fined by the Secretaria da Receita Federal (the tax authority of the Federal Government) due to the Company's exclusion of State VAT in the Finsocial calculation, a social contribution tax on billing extinguished in 1992. The Company estimates that its potential exposure in this matter is approximately R$19 as of September 30, 2002 (R$19 as of December 31, 2001). This amount is fully provisioned.

(e) Others

Other accrued liabilities are related to a number of lawsuits involving the Federal Government, pursuant to which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising in the ordinary course of business.

(f) Contingencies for which a favorable outcome has been deemed probable

CEMIG has other relevant legal proceedings with respect to which the Company believes that a favorable outcome is probable, and therefore the Company has not recorded a provision for such claims. Certain details relating to these matters are as follows:

       (i) Litigation involving FORLUZ with possible financial effect upon CEMIG

       The Company is defending, with FORLUZ, a claim brought by SINDIELETRO that asserts that CEMIG failed to make certain allegedly obligatory cost-of-living increases in contributions to employee pension funds. The total amount sought in this claim is R$561. No reserve has been recorded for this claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

       In addition, SINDILETRO has sued FORLUZ for R$228 relating to changes made to the pension fund's contribution adjustment index. No reserve has been recorded for this potential claim because the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

         (ii) Income and social contribution taxes on post retirement benefits

       On October 11, 2001, the Federal Government's tax authority issued a deficiency notice in the amount of R$222 arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998, 1999 and 2000 tax returns, to reduce taxable income. The tax returns were amended as a result of a change in accounting method for recording post-retirement benefit liabilities, as required by Brazilian accounting practices. The additional liability that resulted from the accounting change was attributed to the tax year that was amended, resulting in net operating tax loss and social contribution negative basis carryforwards. CEMIG is defending itself on the tax assessment notice in an administrative proceeding with the Federal Government. No reserve has been recorded as a result of this notice, as the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

                                                                       Item 11
                                                                     UNAUDITED


       The credits mentioned in the prior paragraph were offset by CEMIG from its federal tax obligations in 2001 and 2002. Due to this offset, CEMIG is exposed to additional penalties in the amount of R$120. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

          (iii) COFINS

       The Company began contesting the payment of COFINS contributions beginning in 1992. As a result of a judicial ruling, the Company paid R$239 of accrued COFINS contribution on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$120 in fines and interest relating to its non-payment of COFINS contributions. The Company is contesting such claims. No reserve has been recorded for this claim, as the Company believes that it has a meritorious defense to such claim and, consequently, does not expect to incur losses related to such claim.

         (iv) Regulatory agency acts

       ANEEL has brought an administrative proceeding against the Company, contesting a R$176 refund issued in 1995 by the Brazilian National Treasury. ANEEL alleges that this refund originated from a miscalculation of credits in the amount of rate shortfall receivable that was applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. The Company intends to appeal this decision in court. The Company believes that it has a meritorious defense to such claim and has therefore recorded no provision in respect of such claim.

       On January 16, 2003, ANEEL sent a notice alleging that the Company had failed to obtain necessary ANEEL authorization relating to the Company's 5-year contract with Infovias, which relates to furnishing data and rendering services related to geo-technology matters. ANEEL may seek to impose a fine upon the Company relating to this claim. The maximum penalty applicable in respect of this claim is a fine in an amount equal to up to 2% of CEMIG's revenues during the 12-month period immediately prior to the imposition of the fine. The Company believes that it has a meritorious defense to such claim and has therefore recorded no provision in respect of such claim.

         (v) Civil lawsuits - Consumers

       Some consumers have brought civil claims against CEMIG contesting rate readjustments applied in prior years, including the special rate adjustment and Encargo de Capacidade Emergencial (the Emergency Capacity Charge) applied since 2002. The Company believes that it has a meritorious defense to such claims and has therefore recorded no provision in respect of such claims.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes that it has adequate defense in respect of such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position or results of operation of the Company.

                                                                       Item 11
                                                                     UNAUDITED
17. SHAREHOLDERS' EQUITY

On April 30, 2002, at the shareholders' meeting, the following matters were approved:

     o Capital increase in the amount of R$32, through the issuance of 3,154,321 new shares, as a result of the capitalization of the rate shortfall reserve. The new shares were distributed among the shareholders in proportion to their participation in the capital prior to the issuance. As a result, the interest of the shareholders and the par value per share did not change. The change in the number of shares is as follows:

                                             As of December
                                                31, 2001          Issuance of     As of April 30,
  Thousands of shares                           (Audited)          new shares           2002
------------------------------------       -----------------   ----------------  ----------------
Preferred shares                                 89,504,020          1,775,631         91,279,651
Common shares                                    69,495,478          1,378,690         70,874,168
                                           ----------------    ---------------   ----------------
Total shares authorized and issued              158,999,498          3,154,321        162,153,819
Treasury stock                                      (67,783)            (1,345)           (69,128)
                                           ----------------    ---------------   ----------------
Total shares outstanding                        158,931,715          3,152,976        162,084,691
                                           ================    ===============   ================

     o Change in the Company's by-laws to establish new minimum dividend criteria, in accordance with changes in local corporate legislation. The preferred shares have priority in the repayment of capital and are entitled to a minimum dividend of at least the highest amount between 10% of the preferred capital on the Brazilian corporate law financial statements or 3% of participation of the preferred shares in the total shareholders equity on Brazilian Corporate Law financial statements.

In the nine-month period ended September 30, 2002, the Company declared the following dividends and interest on capital:

                                                         Nine-month
                                                         period ended
                                                     September 30, 2002
                                                     -------------------
   Dividends                                                112
   Interest on capital in lieu of dividends                 119
                                                            ---
   Total                                                    231
                                                            ===

                                                                       Item 11
                                                                     UNAUDITED


18. NET OPERATING REVENUES

(a) The composition of electric energy supplied by consumer class is as follows:


                                        No. of consumers                   GWh                             R$
                                   --------------------------      ------------------         --------------------------
                                       Nine months ended           Nine months ended              Nine months ended
                                         September 30,              September 30,                   September 30,
                                   --------------------------      ------------------         --------------------------
                                       2002          2001           2002         2001             2002          2001
                                   ----------      ----------      ------      ------         ----------     -----------
Residential                           4,586,863     4,408,867         4,710         5,099            1,275         1,254
Industrial                               67,668        67,137        16,425        16,416            1,601         1,384
Commercial                              512,666       496,638         2,415         2,532              568           512
Rural                                   332,427       318,251         1,231         1,235              180           158
Governmental Entities                    45,692        43,943           994         1,024              170           152
Public services                           6,770         6,475           708           709               94            82
Own consumption                           1,358         1,408            37            39                -             -
Unbilled, net                                 -             -             -             -               55          (55)
                                   ------------- ------------- ------------- -------------    ------------- -------------
                                      5,553,444     5,342,719        26,520        27,054            3,943         3,487

Supply                                        4             4           244           487               15            27
Energy transactions on MAE
                                              -             -             -             -              102            29
                                   ------------- ------------- ------------- -------------    ------------- -------------
Total                                 5,553,448     5,342,723        26,764        27,541            4,060         3,543
                                   ============  ============  ============  ============     ============  ============

(b) The composition of taxes on revenues is as follows:

                                                Nine months ended
                                                  September 30,
                                          -----------------------------
                                                2002           2001
                                           ------------   -------------
VAT                                              840           747
COFINS                                           131           112
PIS-PASEP social contribution                     38            25
Emergency capacity charge                         45             -
                                               -----         -----
                                               1,054           884
                                                ====           ===

                                                                       Item 11
                                                                     UNAUDITED


19. OPERATING COSTS AND EXPENSES

Some of the operating costs and expenses consist of the following:

(a) Electricity purchased for resale

                                                                                                Nine months ended
                                                                                                  September 30,
                                                                                          -------------------------------
                                                                                              2002             2001
                                                                                          ---------------  --------------

Itaipu Binacional (through FURNAS)                                                                  728             717
From suppliers though MAE                                                                           182               -
Initial contracts                                                                                   111              95
From Other                                                                                            8               3
                                                                                                -------          ------
                                                                                                  1,029             815
                                                                                                =======          ======

ANEEL has reduced the price of energy acquired from Itaipu by 13.18%, from US$
20.1988 to US$ 17.5374 per kW, since October 23, 2002.

The energy traded on spot market in 2001 was accrued only in the fourth quarter of 2001, since MAE information necessary to record the estimates only became available at that time.


(b) Regulatory charges

                                                                                                Nine months ended
                                                                                          ----------------------------
                                                                                                 September 30,
                                                                                              2002           2001
                                                                                          -------------  -------------
Global reserve for reversion quota                                                                  110            78
Fuel usage quota                                                                                    252           244
Charges for use of water resources                                                                   34            28
ANEEL inspection fee                                                                                  9            10
                                                                                                  -----         -----
                                                                                                    405           360
                                                                                                   ====         =====

                                                                       Item 11
                                                                     UNAUDITED
 (c) Other

                                                            Nine months ended
                                                             September 30,
                                                            -----------------
                                                              2002        2001
                                                            -------      -----

 Insurance                                                      1           8
 Consumption - electric energy                                  9           7
 Labor indemnity                                                4           5
Disposal of fixed assets, net                                  12          56
 Grants and donations                                          11           9
 Accrued liabilities for contingencies-
      Labor claims                                             10          (6)
      Civil lawsuits - Consumers                                7           4
      Civil lawsuits - Other                                    4          16
 Allowance for doubtful accounts                                5          16
Provision for loss on deferred regulatory assets               20           -
Rentals                                                        12           9
Advertising                                                    15          20
Employees profit sharing                                       22          14
MAE Contribution                                                6           -
Technological and Scientific National Fund                      7           -
General expenses                                               27          20
                                                              ---         ---
                                                              172         178
                                                              ===         ===

                                                                       Item 11
                                                                     UNAUDITED


20. FINANCIAL EXPENSES, NET

Financial income (expense) consists of the following:


                                                                                                 Nine months ended
                                                                                                   September 30,
                                                                                          ---------------------------------
                                                                                               2002             2001
                                                                                          -------------      --------------
Financial income:
 Investment income earned                                                                       197               61
 Late charges on overdue electricity bills, recorded on cash basis                               29               34
 Interest and monetary restatement of account receivable from State
   Government                                                                                   175              181
 Monetary restatement on recoverable tax                                                          4               17
 Monetary restatement on deferred regulatory assets                                              95                -
 Foreign exchange gains                                                                          25               26
 Taxes on financial income (PASEP and COFINS)                                                   (30)             (12)
 Other income                                                                                    28               15
                                                                                             ------           ------
                                                                                                523              322
                                                                                             ------           ------
Financial expenses:
 Interest on financings                                                                        (183)            (105)
 Foreign exchange losses                                                                       (970)            (508)
 Monetary restatement on financing                                                              (70)             (17)
 Financial transaction tax ("CPMF")                                                             (19)             (17)
 Interest and fines on taxes                                                                    (12)             (11)
 Advance billings of electric power                                                             (10)               -
 Other expenses                                                                                  (6)             (13)
                                                                                             -------         --------
                                                                                             (1,270)            (671)
                                                                                             ------          --------
Financial expenses, net                                                                        (747)            (349)
                                                                                               ====             =====


Foreign exchange losses relate to the devaluation of the real relative to the US dollar. See notes 14 and 22 for the composition of foreign currency debt, variation of exchange rates of each foreign currency for each period presented and exposure to foreign exchange variation.

21. RELATED PARTY TRANSACTIONS

The Company enters into a variety of related party transactions, the main transactions are as follows:

(a) State Government-
      Account receivable and related financial income    Note 9 and 20
      VAT - Liabilities                                  Note 13
      VAT - Expense                                      Note 18

                                                                       Item 11
                                                                     UNAUDITED


(b) FORLUZ
      Employee post-retirement benefits related balances               Note 15

Other related party transactions are not material.


22. FINANCIAL INSTRUMENTS

The Company manages its financial instruments through periodic monitoring of positions, diversification of counterparties and establishment of credit limits by counterparty.

Financial instruments, which potentially subject CEMIG to concentrations of credit risk, are cash and cash equivalents, restricted investments and accounts receivable. CEMIG limits its credit risk associated with cash and cash equivalents and restricted s investments by placing its investments with highly rated financial institutions generally in short-term securities. The credit risk associated with accounts receivable from residential consumers is limited by CEMIG's policy of interrupting the supply of electricity if payment becomes in arrears. With respect to larger industrial and commercial consumers CEMIG limits its credit risk by performing ongoing credit evaluations and, in certain cases, obtaining guarantees or collateral for impaired receivables. The Company's customers are primarily located in the State of Minas Gerais, although distributed among a wide variety of economic sectors.

The Company's short term investments related to marketable securities issued by third parties are as follows:


I. CEMIG has debentures issued by financial institutions, in the amount of R$37. These securities have immediate call clauses exercisable by the Company, without penalty or loss. These securities have interest rates based on the variation of the Brazilian Interbank Certificate of Deposit - CDI rate.

II. The swap transactions of CEMIG in the amount of R$21, are purchased from financial institutions, through the transfer of public or private securities issued by third parties. These securities have repurchase clauses. The interest rate is based on the CDI. CEMIG has the right to call for early redemption of these securities without penalty or loss.

III. CEMIG has entered into hedge transactions in the amount of US$8 million equivalent to R$32 to reduce the exchange rate risk of the US dollar to the Brazilian real. , The gain or loss on these operations arising from the differences between the actual exchange variation and the exchange variation agreed with financial institutions are recognized on the accrual basis.

The Company's exposure to exchange rate risks is as follows:

                                                                                    December 31,
                                                                      September 30,    2001
                                                                          2002       (Audited)
                                                                      ------------  -------------
US Dollar
Financings                                                                2,353              1,255
Advanced billings of electric energy                                          -                 42
(-) Escrow deposit related to loans and financing                          (194)              (133)
                                                                       --------           --------
                                                                          2,159              1,164
                                                                          =====              =====
Other Currencies
Financings                                                                  125                 80
                                                                       --------           --------
Net liabilities exposed to exchange rate risk                             2,284              1,244
                                                                          =====              =====

After 2001, the effects of the exchange rate variation on the liabilities related to the energy purchase from Itaipu Binacional are included in the Parcel "A" costs and will be considered in the subsequent rate adjustments.

23. INSURANCE

The Company's insurance policies covering damages to its power plants caused by fire and operational risks such as equipment failures expired on December 31, 2001. The Company is soliciting bids from insurance carriers for new insurance policies to cover these risks.

CEMIG does not have general third party liability insurance covering accidents and has not solicited bids relating to this type of insurance. In addition, the Company has not solicited bids for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risk or systemic failures.

The Company has not experienced significant losses arising from the aforementioned risks.

24. SHAREHOLDERS' AGREEMENT

In 1997, the State of Minas Gerais sold approximately 33% of the Company's common shares to a group of investors led by Southern Electric Brasil Participacoes Ltda. ("Southern"). As part of this sale, the State of Minas Gerais and Southern entered into a shareholders' agreement that provided for, among other matters, special quorum requirements to approve significant corporate actions, certain amendments to CEMIG's by-laws, the issuance of convertible debentures and warrants, changes to the Company's corporate structure and any distribution of dividends other than that required by the by-laws. This agreement granted Southern a veto right over certain important corporate decisions.

On September 13, 1999, the State of Minas Gerais filed a lawsuit to nullify this shareholders' agreement on the grounds that it violated the state and federal constitutions because the special quorum provisions would constitute an unlawful transfer of the control of CEMIG to Southern.

On September 27, 1999, the Minas Gerais State Court of Appeals granted a legal injunction suspending the effects of the special quorum provisions, pending the outcome of the lawsuit.

In March 2000, the lower court rendered a decision declaring the shareholders' agreement null and void.

On August 7, 2001, the Minas Gerais State Court of Appeals upheld the March 2000 lower court ruling declaring the shareholders' agreement null and void.

Southern has appealed the Court's decision and their appeal is still pending.

25.  CORPORATE REORGANIZATION

Currently, CEMIG's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by CEMIG. However, pursuant to CEMIG's main concession agreements and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, CEMIG has to restructure its business, resulting in the "unbundling" of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According with the concession agreements, CEMIG had to complete the reorganization process by December 31, 2000.

ANEEL granted the Company an extension until September 21, 2002 to complete the unbundling process.

The State Government, the controlling shareholder, assuming that the "unbundling" must be previously approved by Minas Gerais State Legislature, submitted to the Legislature, on March 2, 2001, a bill proposing the restructuring of the Company into three companies. This legislation has not yet been approved and the reorganization process has not yet been completed. Additionally, the Company has submitted an extension date request to ANEEL, which has not yet been answered.

                                                                       Item 11
                                                                     UNAUDITED


On November 11, 2002, ANEEL fined the Company in the amount of R$6, because CEMIG had not concluded the "unbundling". No reserve has been recorded for this claim, as the Company believes it has a meritorious defense against the fine and any other possible penalties that may be imposed regarding this matter.

26. SUBSEQUENT EVENTS

(a) 2002 dividend declared

On December 19, 2002, the Board of Directors approved interest on capital in lieu of dividend for 2002 in the amount of R$100.

(b) Loan obtained from BNDES for settlement of MAE transactions

On February 7, 2003, CEMIG obtained a loan from BNDES, in the amount of R$335. The loan bears interest of 1% per year and monetary variation based on SELIC. It will be paid through 60 monthly installments from March 15, 2003 to February 15, 2008 and is guaranteed by 3.27% of the Company's monthly electricity sales to final customers.

(c) Periodic Rate Review

The Periodic Rate Review represents the revision of the rates granted to the distribution electricity concessionaires to assure the financial-economic equilibrium of the existing concession contracts. The Period Rate Review occurs every 4 or 5 years, depending on each concession contract (5 years for CEMIG). In the rate definition, ANEEL considers the Company's structural changes occurred in its costs and its market and the desirable return on its investments.

CEMIG's energy rates increased by an average of 31.5% on April 8, 2003, as a result of the Company's Periodic Rate Review.

(d) Financial covenants

As of March 31, 2003, some of the Company's loan, financing and debenture contracts, in the total amount of R$511, of which R$329 are classified as long-term liabilities, contain covenants that, in case of noncompliance, may cause amounts due under the contracts to become immediately due. In addition, the Company also has financing contracts that contain cross-default clauses. The Company has obtained waivers from the creditors that are parties to contracts that contain covenants with respect to which the Company is not in compliance, which waivers state that such creditors will not exercise their rights to demand either anticipated or immediate payment of the total amounts due. The waivers are in force as of December 31, 2002, March 31, 2003 and, for most contracts, June 30, 2003. The Company believes that the noncompliance with the covenants was eventual and that its 2003 operation will lead to their compliance. Loans, financings and debentures are classified as current and long-term liabilities according to the original contract terms, in compliance with the waivers obtained.

Additionally, the Company is performing analysis regarding the covenants compliance of the Infovias financing, in the total amount of R$125 of which R$101 are classified as long-term liabilities as of March 31, 2003, and has not yet reached a final conclusion. The financing is classified as current and long-term liabilities according to the original contract terms.

(e) Significant exchange variation after September 30, 2002

After September 30, 2002, the real appreciated significantly against the US dollar, which has had a positive effect on the Company's net earnings in 2002 and 2003. The Company recorded exchange gains of approximately R$191 in the fourth quarter of 2002 and R$356 in the four-month period ended April 30, 2003 as the real appreciation resulted in an increase in financial income. From September 30, 2002 to April 30, 2003, the real appreciated 25.8% as compared to the U.S. dollar.

                                                                       Item 11
                                                                     UNAUDITED


(f) Recovery of additional "A" Parcel costs from April 8, 2003 to April 7,
2004

The Federal Government, through Executive Act No. 116, issued on April 4, 2003, postponed for 12 months the reimbursement of the Parcel "A" costs relating to the period from April 8, 2002 to April 7, 2003, initially scheduled to be received on April 8, 2003. Additionally, the same Executive Act established that the Parcel "A" costs, which reimbursement was postponed, in addition to the Parcel "A" costs to be recorded during the 12-month period beginning April 8, 2003, will be reimbursed through an increase in the electric energy rate for 24 months, starting with the rate adjustment that will be in force as from April 8, 2004. Therefore, the Parcel "A" costs balances, recorded as Deferred regulatory assets as of September 30, 2002, were classified as current and other assets considering the new expected realization period.


27. RECENTLY ISSUED U. S. GAAP PRONOUNCEMENTS

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under SFAS 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS 143 will provide more information about asset retirement obligations. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 amends SFAS 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to the Company. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 shall be applied in fiscal year 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. The implementation of this statement did not result in a significant impact to the Company's consolidated financial statements.

                                                                       Item 11
                                                                     UNAUDITED


In June 2002, FASB issued SFAS 146 "Accounting for costs associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement also establishes that fair value is the objective for initial measurement of the liability. This Statement improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of SFAS 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

                             * * * * * * * * * * *

                                                                        Item 12

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS FORTHE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 (THE "2002 INTERIM PERIOD") COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001 (THE "2001 INTERIM PERIOD").

     Net operating revenues

     Net operating revenues increased 22.6% to R$3,521 million in the 2002 Interim Period from R$2,873 million in the 2001 Interim Period due primarily to the recording of additional revenue from the regulatory extraordinary rate adjustment, which is intended to reimburse revenue losses incurred as a result of the Electricity Rationing Plan and related spot market transactions and an increase in electricity sales to final customers

     In the 2002 Interim Period, we recorded revenue relating to the regulatory extraordinary rate adjustment in the amount of R$238 million, in accordance with the terms of the General Agreement of the Electricity Sector, which provides for reimbursement of revenue losses incurred during the period of the Electricity Rationing Plan and related spot market transactions through special rate increases to be billed to final customers, and in accordance with consensus described on Emerging Issues Task Force - EITF 92-07, "Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs", which establishes a 24 month period limit for collection of the recovery of revenue losses incurred during the Energy Rationing Plan. See Note 3 to our interim financial statements.

     Electricity sales to final customers were R$3,943 million in the 2002 Interim Period representing a 13.1% increase compared to R$3,487 million in the 2001 Interim Period. This increase resulted from the net effect of an increase in the average rate and a decrease in the volume of electricity sales to final customers. There was a 15.3% increase in the average rate in the 2002 Interim Periodto R$148.89 per MWh compared to R$129.08 per MWh in the 2001 Interim Periodas a result of rate increases of 16.5% in April 2001 (full effect in 2002) and 10.5% in April 2002. The positive effect of the rate increases was partially offset by a 2.0% decline in volume of electricity sales to final customers due to (i) the Electricity Rationing Plan in force from June 2001 to February 2002; (ii) new patterns of final customer consumptionafter the end of the Electricity Rationing Plan on March 1, 2002, and (iii) a decline in Brazil's economy in 2002 year. The most representative market, comprising the industrial consumers, increased 0.1%. On the other hand, sales to residential and commercial consumers decreased 7.6% and 4.6%, respectively. See Note 18 to our interim financial statements.

     Electricity sales to the interconnected power system were R$117 million in the 2002 Interim Period compared to R$56 million in the 2001 Interim Period. This increase resulted from higher rates associated with energy transactions on the Mercado Atacadista de Energia Wholesale Electricity Spot Market, or MAE, during the period in which the Electricity Rationing Plan was in force as well as the abscense of a method to account for electricity sales to the interconnected power system in the first nine-months of , 2001, since MAE information necessary to record the estimates only became available in the fourth quarter of 2001.

     Revenues from the use of the Basic Transmission Network by other concessionaires increased 17.6% to R$134 million in the 2002 Interim Period from R$114 million in the 2001 Interim Period. This increase was due primarily to 11.6% and 7.15% rate increases in July 2001 and 2002,respectively.

     Other operating revenues increased 43.0% to R$143 million in the 2002 Interim Period from R$100 million in the 2001 Interim Period due to a R$31 million increase in revenues from GASMIG, our subsidiary, reflecting 43.0% period-over-period growth, and R$7 million in revenue from Infovias relating to telecommunications services rendered in the 2002 Interim Period.

     Taxes on revenues increased 19.2% to R$1,054 million in the 2002 Interim Period from R$884 million in the 2001 Interim Period as a result of the increase in our operating revenues in the 2002 Interim Period as compared to the 2001 Interim Period and as a result of the VAT billed to the

                                                                        Item 8



customers related to the billed extraordinary rate adjustment. Taxes on revenues consist of: (i) VAT, assessed at an average rate of 21% on electricity sales to final customers, and VAT billed to customers related to the deferred regulatory assets; (ii) COFINS, assessed at a rate of 3%; (iii) PASEP, assessed at a rate of 0.65%; and (iv) emergency capacity charge, a new charge established in 2002 which is prorated among final consumers of electric energy and which relates to the acquisition of energy and contracted generation capacity by CBEE (The Brazilian Emergency Energy Trader). See Notes 3 and 18 to our interim financial statements.

     Operating costs and expenses

     Operating costs and expenses increased 10.0% to R$3,228 million in the 2002 Interim Period from R$2,935 million in the 2001 Interim Period, principally as a result of increases in electricity purchased for resale, depreciation and amortization and regulatory charges, partially offset by decreases in personnel and employee post-retirement benefits.

     Electricity purchased for resale consists primarily of purchases from Itaipu through Furnas Centrais Eletricas S.A., or Furnas. We are required under applicable regulations to purchase 17.0% of Itaipu's capacity at U.S. dollar-denominated prices. We also purchase electricity from the MAE and Furnas itself. Electricity purchased for resale increased 26.3% to R$1,029 million in the 2002 Interim Period from R$815 million in 2001 Interim Period due mainly to the R$182 million provision related to energy purchased from the MAE during the 2002 Interim Period. The energy purchased on the MAEt in the 2001 Interim Period was accrued only in the fourth quarter of 2001, since the MAE information necessary to record the estimates only became available at that time. See Note 19 to our interim financial statements.

     Charges for use of the Basic Transmission Network mainly correspond to the cost of transporting electricity purchased from Itaipu and increased a 7.3% to R$220 million in the 2002 Interim Period compared to R$205 million in the 2001 Interim Period principally as a result of a rate increase in July 2001 and 2002, partially offset by a decline in the volume of energy transported through the network due to the Electricity Rationing Plan that was in force from June 2001 to February 2002.

     Depreciation and amortization increased 8.8% to R$521 million in the 2002 Interim Period from R$479 million in the 2001 Interim Period as a result of the entry into service of additional distribution and transmission networks and lines.

     Personnel expense decreased 6.9% to R$377 million in the 2002 Interim Period compared to R$405 million in the 2001 Interim Period as a result of the R$33 million provision recorded relating to our Voluntary Resignation Program in March 2001 and an increase in amounts transferred to Property, Plant and Equipment under Construction in Progress in the 2002 Interim Period.

     Regulatory charges increased 12.5% to R$405 million in the 2002 Interim Period from R$360 million in the 2001 Interim Period due primarily to an increase of R$32 million in required contributions to the RGR Fund (a reserve fund created by the Brazilian Congress that provides compensation to electricity companies for certain assets used in connection with their concessions if their concessions are revoked or not renewed) to R$110 million in the 2002 Interim Period compared to R$78 million in the 2001 Interim Period. See Note 19 to our interim financial statements.

     Third-party services expense increased 7.8% to R$180 million in the 2002 Interim Period compared to R$167 million in the 2001 Interim Period primarily due to the increase in expenses relating to bill collection services as a result of readjustments to contracts based on inflationary indices.

     Employee post-retirement benefits decreased 12.8% to R$197 million in the 2002 Interim Period compared to R$226 million in the 2001 Interim Period as a consequence of a lower projected net periodic cost for 2002 as a result of a higher expected return on plan assets. See Note 15 to our interim financial statements.

     Other expenses decreased 3.4% to R$172 million in the 2002 Interim Period from R$178 million in the 2001 Interim Period due mainly to a decrease in net losses on disposal of fixed assets (R$12 million in the 2002 Interim Period compared to R$56 million in the 2001 Interim Period, R$32 million of which related to the Machado Mineiro Power Plant), partially offset by a R$16 million increase in provision for labor claims in the 2002 Interim Period and a R$20 million provision for loss on deferred regulatory assets in the 2002 Interim Period. See Note 19 to our interim financial statements.

     Operating income (loss)

     As a result of the foregoing, there was operating income of R$293 million in the 2002 Interim Period compared to operating loss of R$62 million in the 2001 Interim Period.

     Financial expenses, net

     Financial expenses, net, includes (i) financial income, which is mainly comprised of interest and monetary restatement of our account receivable from the State Government, investment income, late charges on overdue electricity bills, monetary restatement of recoverable tax, foreign exchange gains, monetary restatement of deferred regulatory assets, and (ii) financial expense, which is mainly comprised of interest expense on loans and financing, the Contribuicao Provisoria sobre a Movimentacao ou Transmissao de Valores e de Creditos e Direitos de Natureza Financeira (a financial transaction tax), or CPMF, interest and fines on taxes, foreign exchange losses, monetary restatement losses and other expenses. Financial expenses, net, were R$747 million in the 2002 Interim Period compared to financial expenses of R$349 million in the 2001 Interim Period. The main changes were an increase of R$462 million in foreign exchange net losses resulting from the 67.9% devaluation of the real against the U.S. dollar in the nine-month period ended September 30, 2002 compared to a 36.6% devaluation of the real against the U.S. dollar in the 2001 Interim Period and a R$131 million increase in interest and monetary restatement on loans and financing, partially offset by a R$136 million increase in income from temporary cash investments due to higher cash and cash equivalents and restricted short-term investments in the 2002 Interim Period, by income from cash investments denominated in U.S. Dollars and by financial income in the amount of R$95 million as a result of the monetary restatement on deferred regulatory assets. See Notes 3, 6, 7, 14 and 20 to our interim financial statements.

     Income taxes

     Income taxes were benefit of R$211 million on pre-tax loss of R$454 million in the 2002 Interim Period compared to benefit of R$168 million on pre-tax loss of R$411 million in the 2001 Interim Period. A deduction of R$39 million in the 2002 Interim Period with respect to interest on capital helped reduce the amount provisioned for income taxes in 2002. See Note 5 to our interim financial statements.

     Minority interests

     Minority interests were R$10 million, mainly related to the operation of Infovias, which was included in the consolidated financial statements as from June 30, 2002.

     Net Loss

     As a result of the foregoing, we had net loss of R$233 million in the 2002 Interim Period compared to net loss of R$243 million in the 2001 Interim Period.

     Other comprehensive income (loss)

     Other comprehensive income (loss) was loss of R$9 million in the 2002 Interim Period compared to income of R$15 million in the 2001 Interim Period as a result of the change in the fair value (unrealized gain / losses) of the available for sale securities recognized in shareholders' equity.

     Comprehensive loss

     As a result of the factors stated above, comprehensive loss was R$242 million in the 2002 Interim Period compared to comprehensive loss of R$228 million in the 2001 Interim Period.

                                    *******

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  COMPANHIA ENERGETICA DE MINAS
                                  GERAIS - CEMIG




                                  By:  /s/ Flavio Decat de Moura
                                      -----------------------------------
                                       Name:  Flavio Decat de Moura
                                       Title: Chief Financial Officer





Date:       June 27, 2003